P.E. 2/11/02 1035683

02013469

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2002

(Commission File No. 1-15250)

BANCO BRADESCO S.A.

(Exact name of registrant as specified in its charter)

Bank Bradesco
(Translation of registrant's name in English)

Cidade de Deus, s/n, Vila Yara
06029 Osasco, SP
Federative Republic of Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F__

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

Bradesco

Report on Economic and Financial Analysis

December 2001



Main Indicators of the Brazilian Financial Markets (%)

Index	2001 December Accumulated	2001 4th Qtr.	2001 3rd Qtr.	2000 December Accumulated	2000 4th Qtr.	2000 3rd Qtr.
CDI	17.26	4.37	4.49	17.26	3.67	3.97
IBOVESPA – average	(10.74)	28.12	(26.91)	(10.47)	(5.02)	(3.82)
Commercial Dollar	18.67	(13.14)	15.90	9.30	6.06	2.43
IPCA - IBGE	7.67	2.21	2.33	5.97	1.05	3.18
TJLP	9.50	2.41	2.29	10.75	2.35	2.47

Rates (%)

Deposits	2001 December Accumulated	2001 4th Qtr.	2001 3rd Qtr.	2000 December Accumulated	2000 4th Qtr.	2000 3rd Qtr.
Demand deposits	45	45	45	45	45	45
Time deposits	10	10	10	–	–	–
Savings deposits	15	15	15	15	15	15

Rates (%)

	2001 December Accumulated	2001 4th Qtr.	2001 3rd Qtr.	2000 December Accumulated	2000 4th Qtr.	2000 3rd Qtr.
Income tax rate	25	25	25	25	25	25
Social Contribution rate	9	9	9	9	9	9
Reserve Legal on Stockholder's equity	5	5	5	5	5	5
Fixed asset investment limit (*)	70	70	70	70	70	70
Basiléia limit (*)	11	11	11	11	11	11
PIS	0.65	0.65	0.65	0.65	0.65	0.65
COFINS	3.00	3.00	3.00	3.00	3.00	3.00

(*) On adjusted stockholder's equity

Highlights for the Period – Consolidated Information

1

Balance Sheet

	R$ million			
	2001		2000	
	December	September	December	September
Total assets	110,116	107,428	94,878	87,255
Securities and interbank investments	43,799	39,728	35,428	32,758
Credit and leasing operations	44,444	45,264	38,872	33,522
Total deposits	41,084	40,513	36,469	33,712
Demand deposits	8,058	7,327	7,501	6,729
Time deposits	14,675	15,501	10,564	9,699
Savings deposits	18,311	17,642	17,836	16,905
Interbank deposits	40	43	568	379
Subordinated Debt	970	-	-	-
Technical reserves for insurance, private pension plans and special savings	13,854	12,532	10,338	9,468
Stockholders' equity	9,768	9,457	8,092	7,063

Statement of Income for the Period

	R$ million					
	2001			2000		
	December Accumulated	4th Qtr.	3rd Qtr.	December Accumulated	4th Qtr.	3rd Qtr.
Net income	2,170	610	518	1,740	449	331
Recurring net income	2,170	610	518	1,339	403	331
Non-recurring net income	-	-	-	401	46	-
Financial margin	10,109	3,042	2,557	7,839	2,041	1,915
Gross profit from financial intermediation	8,099	2,422	2,074	6,387	1,691	1,586
Commissions and fees	3,473	874	839	3,043	819	802

Earnings per Thousand Stocks

	In reais					
	2001			2000		
	December Accumulated	4th Qtr.	3rd Qtr.	December Accumulated	4th Qtr.	3rd Qtr.
Net income (*)	1.51	0.42	0.36	1.25	0.32	0.30
Interest on own capital – common stocks / dividends (before income tax)	0.562	0.176	0.136	0.667	0.238	0.241
Interest on own capital – common stocks / dividends (net income tax)	0.482	0.154	0.116	0.567	0.202	0.205
Interest on own capital – preferred stocks / dividends (before income tax)	0.618	0.194	0.150	0.734	0.262	0.265
Interest on own capital – preferred stocks / dividends (net income tax)	0.530	0.170	0.127	0.623	0.222	0.225

(*) As from 4th quarter of 2000, after 20% stock split and in the 1st quarter of 2001, after capital increase.

Net Book Value and Market Value (per thousand stocks)

	In reais			
	2001		2000	
	December	September	December	September
Number of stocks – in millions (ON / PN)	1,440,546	1,443,512	1,392,036	1,090,615
Net book value (ON / PN)	6.78	6.55	5.81	6.48
Market value (ON / PN) (*) - Average last day price	11.28	9.71	12.50	13.03
Market value – common stocks (ON) (*) - Average last day price	10.20	8.80	11.46	10.80
Market value – preferred stocks (PN) (*) - Average last day price	12.36	10.61	13.53	15.26

(*) A stock split of 20% occurred in December 2000

Market Capitalization (Number of Stocks x Market Value - Average Last Day Price)


R$ million
6,456
13,275
17,386
15,119
15,889
13,684
16,249
12/31/1998
12/31/1999
12/31/2000
3/31/2001
6/30/2001
9/30/2001
12/31/2001

Generation of Cash

R$ million

	2001			2000		
	December Accumulated	4th Qtr.	3rd Qtr.	December Accumulated	4th Qtr.	3rd Qtr.
Net Income	2,170	610	518	1,740	449	331
(-) Equity in earnings of subsidiaries and affiliates	(71)	(55)	(17)	(156)	(66)	(1)
(-) Exchange gain/loss	(231)	222	(233)	(96)	(66)	(24)
(+) Allowance for loan losses	2,010	620	484	1,452	349	328
(+) Tecnical reserves for insurance, private pension plans and special savings	3,492	1,310	792	3,001	877	722
(+) Securities valuation allowance	171	(392)	430	152	227	16
(+) Depreciation and amortization	533	134	131	494	196	112
TOTAL	8,074	2,449	2,105	6,587	1,966	1,484

Change in Number of Stocks (millions)

	Common stock	Preferred stock	Total
Number of stocks outstanding as of December 31, 2000	706,227	685,809	1,392,036
Capital increase on February 23, 2001	27,092	26,308	53,400
(-) Treasury Stock- Acquisition	(2,720)	(2,170)	(4,890)
Number of stocks outstanding as of December 31, 2001	730,599	709,947	1,440,546

Performance Ratios (annualized)

%

	2001			2000		
	December Accumulated	4th Qtr.	3rd Qtr.	December Accumulated	4th Qtr.	3rd Qtr.
Return on stockholders' equity (total)	22.2	27.4	23.8	21.5	24.1	20.1
Return on stockholders' equity (recurring)	22.2	27.4	23.8	17.4	21.6	20.1
Return on average stockholders' equity (recurring)	24.1	28.0	24.2	19.5	22.7	20.0
Return on assets (total)	2.0	2.2	1.9	1.8	1.9	1.5
Return on assets (recurring)	2.0	2.2	1.9	1.4	1.7	1.5

Other Ratios

	%					
	2001			2000		
	December Accumulated	4th Qtr.	3rd Qtr.	December Accumulated	4th Qtr.	3rd Qtr.
Efficiency ratio (1)	54.3	50.2	56.8	60.5	62.5	62.3
Solvency ratio-Basle – Financial consolidated (2)	15.4	-	13.2	13.3	-	13.3
Solvency ratio-Basle – Consolidated Total	13.8	-	12.1	11.9	-	12.0
Ratio of fixed assets to total stockholders' equity – Financial consolidated (3)	53.9	-	56.7	56.0	-	65.8
Ratio of fixed assets to total stockhiders' equity – Consolidated Total	48.4	-	49.5	52.2	-	47.3

(1) The non-recurring results are not considered for the purpose of calculating the efficiency ratio, as presented on page 35.

(2) Required minimum = 11% of adjusted Stockholders' equity.

(3) As of December 31, 2001, fixed assets are limited to 70% of adjusted Stockholders' equity. This percentage will be decreased to 60% as from June 30, 2002 and 50% as from December 31, 2002.



Deposits per Employee (R$ thousand)
537 533 528 554 546 564 619 625
Deposits per Branch (R$ million)
14.0 13.7 13.6 14.1 13.8 14.2 15.8 15.7
Assets per Employee (R$ million)
1,257 1,329 1,367 1,442 1,478 1,559 1,642 1,676
Assets per Branch (R$ million)
32.7 34.2 35.2 36.8 37.5 39.4 41.8 42.2
Personnel Expenses per Employee (R$ thousand)
11 12 12 13 12 13 13 14
Personnel Expenses per Total Assets (%)
0.85 0.94 0.91 0.90 0.80 0.82 0.82 0.81
Employee per Branch, PAB and PAE (unit)
18.1 17.9 17.7 17.3 17.1 16.8 16.9 16.5
Administrative Expenses per Total Assets (%)
0.85 0.86 0.88 0.87 0.86 0.80 0.83 0.81
Net Assets of Funds Management under per Employee (R$ thousand)
441 524 569 579 623 612 626 638
2000
2001
1st Qtr. 2nd Qtr. 3rd Qtr. 4th Qtr. 1st Qtr. 2nd Qtr. 3rd Qtr. 4th Qtr.

Assets Under Management and Own Working Capital

	R$ millions			
	2001		2000	
	December	September	December	September
Assets Under Management	59,042	56,668	52,997	51,230
Investments funds	41,905	40,934	38,097	36,275
Customer portfolios	17,137	15,734	14,900	14,955
Own working capital (Stockholder's equity (-) Permanent Assets)	5,359	5,212	4,004	3,814

Added Value

	R$ million					
	2001			2000		
	December Accumulated	4th Qtr.	3rd Qtr.	December Accumulated	4th Qtr.	3rd Qtr.
ADDED VALUE (A+B+C)	6,970	2,006	1,665	5,858	1,516	1,366
A - Gross profit from financial intermediation	8,099	2,422	2,074	6,387	1,691	1,586
B - Commissions and fees	3,473	874	839	3,043	819	802
C - Other operating income (expenses)	(4,602)	(1,290)	(1,248)	(3,572)	(994)	(1,022)
DISTRIBUTION OF ADDED VALUE (D+E+F+G)	6,970	2,006	1,665	5,858	1,516	1,366
D - Employees	3,042	798	786	2,765	747	706
E - Government	1,758	598	360	1,353	320	329
F - Interest on own capital/Dividends to stockholders (paid and provided for)	849	267	206	779	290	275
G - Reinvestments of profits	1,321	343	313	961	159	56

Customers - in millions of checking accounts


5.5
5.8
6.3
8.7
10.8
12.0
19.59%
31.32%
1996
1997
1998
1999
2000
2001
% of Internet Banking customers

Savings - In millions of accounts


14.7
16.0
20.0
23.6
26.5
27.4
1996
1997
1998
1999
2000
2001

Customer Service Network

	2001 December (1) Branches	2001 December (1) PABs/ PAEs(1)	2001 September Branches	2001 September PABs/ PAEs(2)	2000 December Branches	2000 December PABs/ PAEs(1)
Consolidated	2,610	1,384	2,570	1,302	2,579	1,228
Bradesco	2,405	1,241	2,373	1,170	2,200	1,014
BCN (3)	204	143	196	132	133	109
Baneb (4)	-	-	-	-	173	104
Continental Banco	1	-	1	-	-	-
Boavista	-	-	-	-	73	1
Bradesco Day and Night Self Service Machines (BDN)	20,078		19,504		18,000	
Continental Promotora de Vendas	39		38		35	

(1) This does not include the Postal Bank ("Banco Postal") Services Points which will be going into operation in the course of 2002.

(2) PAB (service post) and PAE (electronic service outlet) are installed exclusively in companies. PABs have, at least, one on-site bank clerk.

(3) Boavista Branches were converted into BCN Branches in April 2001.

(4) Baneb Branches were converted into Bradesco Branches in September 2001.

Credit Cards (in millions)

	2001 December Accumulated	2001 4th Qtr.	2001 3rd Qtr.	2000 December Accumulated	2000 4th Qtr.	2000 3rd Qtr.
Number of credit cards	4.7	-	4.6	4.4	-	4.1
Total transaction value - in reais	6,752	1,827	1,672	5,918	1,704	1,449
Number of transactions	117.6	30.3	29.1	113.5	30.8	27.5

Main Ratings

Bradesco's ratings are among the highest attributed to Brazilian banks.

Ratings	National	International
Fitch Ratings		
Short term	F1+(bra)	B
Long term	AA+(bra)	BB-
Individual		B/C
Legal		2T
Atlantic Rating	AAA	
Moody's Investors Service		
Foreign currency deposits (long-term)		B2
Foreign currency deposits (short-term)		NP
Foreign currency debt (long-term)		Ba2
Foreign currency debt (short-term)		NP
Local currency deposits (long-term)		A2
Local currency deposits (short-term)		P2
Deposit (long-term)	Aaa.br	
Deposit (short-term)	BR-1	
Financial quality		C+
Standard & Poor's		
Local currency issuer (long-term)		BBpi
Austin Asis		
Financial soundness	AAA	
SR Rating (1)	BrAA+	
Fitch Ratings (1)	AA (bra)	B+
Standard & Poor's (1)		
Local currency issuer (long-term)	brAA	
Standard & Poor's (2)	brAA	

(1) Bradesco Insurance
(2) Bradesco Special Savings

Main Rankings

Source	Criteria	Position
Forbes/Economática	Banks in Brazil Profitability/ Performance	1st (Brazil)
The Banker	Stockholders' equity	88th (Worldwide)
	Stockholders' equity	1st (Brazil)
Global Finance	Overall	1st (Brazil)
Forbes "International 800"	Overall	187th (Worldwide)
Fortune	Companies - Income	370th (Worldwide)
	Banks	48th (Worldwide)
Euromoney	Stockholders' equity	110th (Worldwide)
Latin Finance "Top 50 Latin Banks"	Total assets	3rd (Latin America)
Standard & Poor's	Total assets	156th World Wide

Awards

Important awards, honors and citations, evidence Bradesco's corporate leadership, the strengh of the brand and quality of its products and services.

Bradesco received the "Greatest Transparency 2000 Award", for the greatest development in transparency category, from Atlantic Rating, the largest rating agency in Brazil, specialized in risk analysis.

Bradesco is in first place in the AE/*Economática* Ranking. It was elected the best company in the capital market in 2000.

It received the "The Day of Competitive Integration Award", of the "O Dia" newspaper, of Rio de Janeiro.

Quality, innovation and scope were determinant factors for indicating Organização Bradesco as the best in providing services via Internet, in the following categories of iBest 2001:

- Grand Prix (Popular Jury): the best among the best of the year in all categories;
- Banks (Popular Jury): Bradesco Internet Banking (winner five times over);
- Financial and Insurance Services (Popular Jury): Shopinvest;
- Honorable Mention: Campanha iBest Marketing;

"Best Bank of the Country". Bradesco added one further conquest with the Forbes 200 Economática survey, of Forbes Magazine, which unites the 200 best companies of Brazil, in 28 sectors of the economy and that make up the so-called Platinum List.

Bradesco is the only Brazilian private institution to appear in "Fortune Global 500", listing the 500 largest companies in the world, published by the Time & Fortune Group.

"Guia Melhores e Maiores", of Revista *Exame*, also indicates Bradesco as the leader among the Country's 100 largest business groups. Guia Maiores e Melhores, which is now in its 28th edition, has become a kind of certificate of excellence for corporate Brazil.

Received the "Prêmio Imagem Empresarial Nacional" (National Business Image Award), indicated by the direct vote of Gazeta Mercantil (leading local business and financial newspaper) subscribers for its commitment and contribution to the Country's economic and social development.

According to the magazine América Economia, Bradesco is the largest Group in Latin America, listed in the special issue of the 500 largest companies of the Region.

The ranking prepared annually by the British magazine "The Banker" also lists Bradesco as the largest Latin American Bank.

Bradesco is listed in Guia Exame of the "100 best companies for you to work" in Brazil. This award of recognizes Badesco's personnel policy, a key feature of its existence.

Bradesco was the third most profitable Company in the ranking prepared by "Isto É Dinheiro"magazine with the 100 Highest net incomes of 2000.

The LatinFinance Magazine elected Bradesco the "Best Brazilian Bank".

Bradesco is the private Bank most remembered by Brazilians, according to the Datafolha "Top of Mind".

Fundação Bradesco won the Top Social Award with the case "From Alphabetization to Integrated Education: a Means of Social Inclusion".

In marketing, Bradesco won "Top of Marketing 2001" with the cases "10 million checking accounts", "Pé Quente Super 100" (100 Super Lucky), "One million products sold by Telebanco (Call Center)" and "How to increase market share promoting the institutional trademark of Bradesco Previdência".

The Insurance Market Award "Best Special Savings Companies", from the magazine "Seguro Total" (Total Insurance) and the Coverage-Performance Award from the magazine Cobertura were both awarded to Bradesco Capitalização.

In addition, Bradesco Capitalização received the Top Sales Award with the case "Pé Quente Premium, um campeão de vendas" (Lucky Premium, leader of Sales).

Bradesco received the Marketing Best and Distinction in Marketing Awards for the performance of Telebanco, which is part of the Organização Bradesco Service Centers; and Bradesco Capitalização received the "Pé Quente Premium" (Lucky Premium) for the success of its special savings sales.

This diversity of mentions and honors, from national and international entities, reflects Bradesco's efforts, since the start up of its activities, to serve all and everyone with quality, which means being at the same time a retail Bank and competitive in the high income bracket markets. And more important, it shows that Bradesco is always on the right track.

Summary of Consolidated Financial Statements - as of December 31

Balance Sheet - R$ million	2001	2000
ASSETS		
Current and long-term assets	105,568	90,693
Cash and cash equivalents	3,086	1,342
Interbank investments	3,867	2,308
Securities	39,932	33,120
Interbank and interdepartmental accounts	5,318	5,172
Restricted deposits:		
Brazilian Central Bank	4,907	4,849
Other	411	323
Credit and leasing operations	36,699	32,150
Credit and leasing operations	39,579	34,573
Allowance for loan and leasing losses	(2,880)	(2,423)
Other receivables and assets	16,666	16,601
Foreign exchange portfolio	5,546	6,417
Other receivables and assets	11,181	10,268
Allowance for losses	(61)	(84)
Permanent assets	4,548	4,185
Investments	885	831
Fixed and leased assets	2,399	2,027
Deferred charges	1,264	1,327
Deferred charges	393	341
Premium on the acquisition of subsidiaries, net of amortization	871	986
TOTAL	110,116	94,878
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current and long-term liabilities	87,352	77,006
Deposits	41,084	36,469
Demand deposits	8,058	7,501
Saving deposits	18,311	17,836
Interbank deposits	40	568
Time deposits	14,675	10,564
Money market repurchase commitments	14,058	12,108
Debt securities	4,801	4,111
Securities issued abroad	3,972	3,369
Other funds	829	742
Interbank and interdepartmental accounts	955	1,011
Borrowings and onlendings	14,034	11,668
Borrowings	7,887	6,463
Onlendings	6,147	5,205
Other liabilities	12,420	11,639
Foreign exchange portfolio	1,344	2,440
Taxes and social security contributions, social and statutory payables	3,944	3,656
Committed technical reserves for insurance, private pension plans and special saving	1,006	690
Subordinated Debt	970	-
Others	5,156	4,853
Technical reserves for insurance, private pension plans and special savings	12,848	9,648
Deferred income	9	35
Minority interest	139	97
Stockholders' equity	9,768	8,092
TOTAL	110,116	94,878
Statement of Income - In millions of reais		
Income from financial intermediation	21,412	15,519
Expenses from financial intermediation	(13,313)	(9,132)
Gross profit from financial intermediation	8,099	6,387
Other operating income (expenses), net	(5,164)	(4,536)
Operating income	2,935	1,851
Non-operating income (expenses), net	(84)	(124)
Income before taxes and profit sharing	2,851	1,727
Income tax and social contribution	(502)	(259)
Non-recurring / extraordinary results	-	401
Employee profit sharing	(160)	(111)
Minority interests	(19)	(18)
Net income	2,170	1,740

Historical Data – In millions of reais (unless otherwise stated)

	Years					
	1996	1997	1998	1999	2000	2001
Total Assets	38,539	61,135	67,338	80,324	94,878	110,116
Securities and interbank investments	15,984	21,802	24,872	31,787	35,428	43,779
Credit and leasing operations	14,310	25,201	26,311	27,559	38,872	44,444
Total deposits	14,621	24,029	28,250	34,724	36,469	41,084
Demand deposits	2,303	5,275	4,977	6,803	7,501	8,058
Time deposits	2,107	3,982	6,964	10,207	10,564	14,675
Saving deposits	10,186	14,643	16,172	17,245	17,836	18,311
Interbank deposits	25	129	137	469	568	40
Subordinated Debt	–	–	–	–	–	970
Technical reserves for insurance, private pension plans and special savings	2,725	3,952	5,270	7,564	10,338	13,854
Stockholders' equity	5,460	5,573	6,321	6,769	8,092	9,768
Net income	824	831	1,012	1,105	1,740	2,170
Return on stockholders' equity (%)	15.1	14.9	16.0	16.3	21.5	22.2
Capital increases	100	–	464	247	466	401
Dividends and interest on own capital (*)	285	594	688	856	779	849
Checking accounts (millions)	5.5	5.8	6.3	8.7	10.8	12.0
% of Internet Banking users	0.91	3.78	9.14	12.39	19.59	31.32
Saving accounts – customers (millions)	14.7	16.0	20.0	23.6	26.5	27.4
Customer Service Network - Number of branches	1,894	2,164	2,210	2,431	2,579	2,610
Customers per Branch (thousands)	2.9	2.7	2.9	3.6	4.2	4.6
Commissions and Fees	1,165	1,446	1,775	2,100	3,043	3,473
Personnel Expenses	1,846	1,906	2,555	2,680	3,109	3,389
Number of employees	52,503	59,427	61,166	63,511	65,804	65,713
Commissions and Fees Compared to Personnel Expenses – (%)	63.1	75.9	72.2	78.4	97.9	102.5
Commissions and Fees Compared to Personnel and Administrative Expenses – (%)	33.1	39.6	37.7	40.0	50.0	50.9
Funds under management	13,717	12,784	17,871	26,520	38,097	41,905
Internet Banking – Thousands of users	50	219	576	1,078	2,126	3,769
Internet Banking – Thousands of transactions	667	4,555	18,999	39,663	87,346	184,000
Increase in Number of Cards (millions)	2.2	2.0	2.1	4.3	4.4	4.7

(*) 2001 – Paid and provided for

In millions of reais (unless otherwise stated)

	Period ended					
	1996	1997	1998	1999	2000	2001
Total Assets	38,539	61,135	67,338	80,324	94,878	110,116
Credit and leasing operations	14,310	25,201	26,311	27,559	38,872	44,444
Technical reserves for insurance, private pension plans and special savings	2,725	3,952	5,270	7,564	10,338	13,854
Stockholders' equity	5,460	5,573	6,321	6,769	8,092	9,768
Customer checking accounts (millions)	5.5	5.8	6.3	8.7	10.8	12.0
Customer service network – number of branches	1,894	2,164	2,210	2,431	2,579	2,610
Employees	52,503	59,427	61,166	63,511	65,804	65,713
Net Assets of Funds under management	13,717	12,784	17,871	26,520	38,097	41,905
Internet banking (thousands of users)	50	219	576	1,078	2,126	3,769
Increase in number of cards (millions)	2.2	2.0	2.1	4.3	4.4	4.7

Corporate Organizational Chart

Main Stockholders



Elo Participações (Management/ employees)(*)
53.70% ON
25.85% TOTAL
Nova Cidade de Deus
46.30% ON
98.35% PN
73.29% TOTAL
Fundação Bradesco
42.61% ON
42.61% TOTAL
Aguiar Family
25.11% ON
25.11% TOTAL
Cidade de Deus
32.28% ON
32.28% TOTAL
47.89% ON
0.33% PN
24.45% TOTAL
BES
3.25% ON
3.23% PN
3.24% TOTAL
Credit Agricole
3.27% ON
3.25% PN
3.26% TOTAL
Deutsche Bank
0.43% ON
0.44% PN
0.43% TOTAL
The Sanwa Bank
1.27% ON
1.29% PN
1.28% TOTAL
Other (Market)
27.90 ON
88.63% PN
57.83% TOTAL
Banco Bradesco
15.99%ON
2.83% PN
9.51% TOTAL

ON - Common stocks
PN - Preferred stocks
(*) There is no stockholder holding more than 4% of total equity

Subsidiares and affiliated companies


Banco Bradesco
Banco Bradesco Argentina S.A.
Bradesco Corretora T.V.M.
Banco Baneb
União Participações
Banco Boavista
Bradesco Leasing
Banco BCN
Agência Grand Cayman
Agência New York
Bradesco Securities, Inc.
BRAM Bradesco Asset Management
Banco Credireal MG
Continental Banco S.A.
BCN Leasing Arrendamento Mercantil S.A.
CLSA - BCN Corretora de Tit. e Val. Mob. S.A.
Scopus Tecnologia
Sanwa Bradesco
Bus Holding
Bradesco Services Co.
CPM Holdings Ltd.
Bradesco Seguros
Bradesco Saúde S.A.
Bradesco Capitalização
Bradesco Vida e Previdência
Indiana Seguros
Bradesco Argentina de Seguros
Átria
Brad. Internat. Health Service
A.B.S. Empreend. Imobiliários
União Novo Hamburgo Seguros
Atlântica Capitalização
Prudential Bradesco Seguros

ON - Common stocks
PN - Preferred stocks

Analysis of the Consolidated Statement of Income

2

Profitability

In 2001, the return on stockholders' equity was 22.2%, and the return on total assets was 2.0%.

The increase in net income was 62.0% compared to the previous year, considering the recurring net income.

In the 4th quarter of 2001, net income was R$ 610 million, representing an increase of 17.7% in relation to the 3rd quarter of 2001.


NET INCOME
(R$ million)
1,012
1,105
1,740
1,339
2,170
1996
1997
1998
1999
2000
2001
403
420
622
518
610
4th Qtr.
1st Qtr.
2nd Qtr.
3rd Qtr.
4th Qtr.
2000
2001
RETURN ON STOCKHOLDERS' EQUITY (%)
15.1
14.9
16.0
16.3
21.5
17.4
22.2
21.6
20.7
30.1
23.8
27.4
RETURN ON ASSETS (%)
2.1
1.4
1.5
1.4
1.8
1.4
2.0
1.7
1.7
2.5
1.9
2.2
Recurring
Total

Comparative Statement of Income – (in millions of reais)

	2001 December Accumulated	2000 December Accumulated	Var.%	2001 4th Qtr.	2001 3rd Qtr.	Var. %
INCOME FROM FINANCIAL INTERMEDIATION	21,412	15,519	38.0	2,605	7,972	(67.3)
Credit operations	11,611	7,788	49.1	1,190	4,345	(72.6)
Leasing operations	421	513	(18.1)	62	118	(47.3)
Securities	7,097	6,122	15.9	1,186	2,507	(52.7)
Foreign exchange transactions	2,045	872	134.5	104	936	(88.9)
Compulsory deposits	238	224	6.4	63	66	(5.2)
EXPENSES FROM FINANCIAL INTERMEDIATION	13,313	9,132	45.8	183	5,898	(96.9)
Deposits and money market funds	6,986	5,521	26.5	53	3,128	(98.3)
Borrowings and onlendings	4,317	2,159	100.0	(490)	2,287	(121.4)
Allowance for loan losses	2,010	1,452	38.4	620	483	28.3
GROSS PROFIT FROM FINANCIAL INTERMEDIATION	8,009	6,387	26.8	2,422	2,074	16.8
OTHER OPERATING INCOME (EXPENSES)	(5,164)	(4,536)	13.9	(1,473)	(1,411)	4.4
Commissions and fees	3,473	3,043	14.1	874	839	4.2
Insurance premiums, private pension plan contributions and special savings	8,959	6,920	29.5	2,641	2,154	22.6
Variation in technical reserves for insurance, private pension plans and special savings	(3,492)	(3,001)	16.4	(1,310)	(792)	65.4
Claims – Insurance operations	(3,252)	(2,511)	29.5	(855)	(865)	(1.2)
Special savings redemptions	(744)	(355)	109.5	(213)	(166)	28.7
Insurance and private pension plan selling expenses	(689)	(645)	6.9	(169)	(178)	(4.8)
Expenses with private pension plans benefits and redemptions	(1,370)	(913)	50.0	(416)	(324)	28.4
Personnel expenses	(3,389)	(3,109)	9.0	(896)	(881)	1.8
Administrative expenses	(3,436)	(2,978)	15.4	(896)	(890)	0.6
Tax expenses	(790)	(670)	17.9	(210)	(201)	4.4
Results on investments in associated companies	71	156	(54.7)	55	17	228.1
Other operating income	1,326	903	46.9	436	345	26.3
Other operating expenses	(1,831)	(1,376)	33.2	(514)	(469)	9.5
OPERATING INCOME	2,935	1,851	58.5	949	663	43.2
NON-OPERATING RESULTS	(84)	(124)	(32.3)	(36)	(48)	(23.7)
INCOME BEFORE TAXES AND PROFIT SHARING	2,851	1,727	65.0	913	615	48.4
INCOME TAX AND SOCIAL CONTRIBUTION	(502)	(259)	94.1	(262)	(35)	644.4
NON-RECURRING / EXTRAORDINARY RESULTS	–	401	(100.0)	–	–	–
EMPLOYEE PROFIT SHARING	(160)	(111)	43.7	(40)	(42)	(3.9)
MINORITY INTEREST	(19)	(18)	3.8	(1)	(20)	(93.0)
NET INCOME	2,170	1,740	24.7	610	518	17.7
RETURN ON STOCKHOLDERS' EQUITY (%)	22.2	21.5	–	27.4	23.8	–
RETURN ON STOCKHOLDERS' EQUITY (RECURRING) (%)	22.2	17.4	–	27.4	23.8	–

Analysis of the Statement of Income - (in millions of reais)

Income from Credit and Leasing Operations

01.01 to 12.31			Quarter/2001		
2001	2000	Variation %	4th Qtr.	3rd Qtr.	Variation %
12,032	8,301	44.9	1,252	4,463	(72.0)

-The growth is a reflex of the increase in the credit portfolio of 14.3%, spurred partially by exchange variation of 18.7% in 2001 as against 9.3% in 2000, allied to the acquisition of Banco Boavista.

-The reduction is a reflex of the negative exchange variation in the 4th quarter of -13.1% as against the positive variation in the 3rd quarter of 15.9%, thereby affecting the operations indexed in dollar. Income from operations in Reais continued on the same levels as the previous quarter.

Income from Securities Operations

01.01 to 12.31			Quarter/2001		
2001	2000	Variation %	4th Qtr.	3rd Qtr.	Variation %
7,097	6,122	15.9	1,186	2,507	(52.7)

-The growth can basically be attributed to the positive exchange variation during the period and increase in the average volume of the portfolio, especially of Technical Reserves R$ 3.5 billion.

-The reduction in income results mainly from the negative exchange variation in the 4th quarter and the reduction in CDI (Interbank Deposit Certificates) from 4.5% in the 3rd quarter to 4.4% in the 4th quarter, partially compensated by the positive variance in the variable income portfolio.

Income from Foreign Exchange Transactions

01.01 to 12.31			Quarter/2001		
2001	2000	Variation %	4th Qtr.	3rd Qtr.	Variation %
2,045	872	134.5	104	936	(88.9)

The growth results basically from the exchange variation of 18.7% in 2001 as against 9.3% in 2000. This effect is reduced by the expenses of funds obtained abroad used to finance import and export operations, as stated in Note nº 17.

The reduction in income results mainly from negative exchange variation in the 4th quarter of -13.1% as against the positive variance in the 3rd quarter of 15.9%. This effect is reduced by expenses of funds obtained abroad used to finance import and export operations.

Income from Compulsory Deposits

01.01 to 12.31			Quarter/2001		
2001	2000	Variation %	4th Qtr.	3rd Qtr.	Variation %
238	224	6.4	63	66	(5.2)

-The increase in the period is justified by the increase in the TR (Referential Rate), the index that remunerates the compulsory over savings deposits, which went from 2.1% in the year 2000 to 2.3% in 2001.

-The variance is due to the reduction of the TR, which went from 0.8% in the 3rd quarter to 0.7% in the 4th quarter.

Expenses from Deposits and Money Market Funds

01.01 to 12.31			Quarter/2001		
2001	2000	Variation %	4th Qtr.	3rd Qtr.	Variation %
6,986	5,521	26.5	53	3,128	(98.3)

The increase is related to the increase in the average volume of funding, allied to the impact of exchange variation on the funds obtained with Securities abroad.

The reduction is basically due to the lower expense with funding operations abroad, owing to the negative exchange variation in the 4th quarter of -13.1% as against the positive variation in the 3rd quarter of 15.9%.

Analysis of the Statement of Income - in millions of reais

Expenses from Borrowings and Onlendings

01.01 to 12.31			Quarter/2001		
2001	2000	Variation %	4th Qtr.	3rd Qtr.	Variation %
4,317	2,159	100.0	(490)	2,287	(121.4)

-The growth is basically explained by the exchange variation in foreign loan operations. Adjusting the expense with Bankers abroad (Note No 17), the amounts would be R$ 1,259 in 2000 and R$ 1,973 in 2001.

-The reduction in expense is chiefly due to the negative exchange variation verified in the 4th quarter, on operations with borrowings and onlendings abroad.

Expenses from Allowance for Loan Losses

01.01 to 12.31			Quarter/2001		
2001	2000	Variation %	4th Qtr.	3rd Qtr.	Variation %
2,010	1,452	38.4	620	483	28.3

-The growth in expense is compatible with the growth of income from Credit Operations, emphasizing the consitution of R$ 130 for additional allowance for loan losses.

-Expurgating R$ 130 from additional (allowance for loan losses) from the 4th quarter, it is verified that the expense is on the same level as the previous quarter.

Income from Commissions and Fees

01.01 to 12.31			Quarter/2001		
2001	2000	Variation %	4th Qtr.	3rd Qtr.	Variation %
3,473	3,043	14.1	874	839	4.2

-The increase basically results from the expansion of the customer base of 11.1 %, contributing chiefly to leveraging Credit Card services by R$ 104, Credit Operations Services R$ 95, Checking Accounts Services R$ 82 and Collection Services R$ 45.

-The increase of R$ 35 basically results from Checking Account service amounting to R$ 11 and Credit Operations Services R$ 12.

Insurance Premiums, Private Pensions Plan Contributions and Special Savings

01.01 to 12.31			Quarter/2001		
2001	2000	Variation %	4th Qtr.	3rd Qtr.	Variation %
8,959	6,920	29.5	2,641	2,154	22.6

-The growth in the period can be basically attributed to the increase in insurance premiums with emphasis on the Health, Auto and Life lines, the improvement in contributions of private pension funds and growth in the special savings portfolio.

-The growth mainly refers to the improved performance of private pension plan contribution collections.

Variation in Technical Reserves for Insurance, Private Pension and Special Savings

01.01 to 12.31			Quarter/2001		
2001	2000	Variation %	4th Qtr.	3rd Qtr.	Variation %
(3,492)	(3,001)	16.4	(1,310)	(792)	65.4

-The variance during the period is related to the performance of premiums and collections, particularly in the private pension plan area. The composition of operations and conservative policy for establishing the reserve can be verified.

-The variance during the period is related to the performance of premiums and collections, particularly in the private pension plan area. The composition of operations and conservative policy for establishing the reserve can be verified.

Analysis of the Statement of Income – in millions of reais

Claims – Insurance Operations

01.01 to 12.31			Quarter/2001		
2001	2000	Variation %	4th Qtr.	3rd Qtr.	Variation %
(3,252)	(2,511)	29.5	(855)	(865)	(1.2)

- The variance is in line with the growth of insurance premiums.
- The vaiance of claims is compatible with the performance of insurance premiuns in the quarter.

Special Savings Redemptions

01.01 to 12.31			Quarter/2001		
2001	2000	Variation %	4th Qtr.	3rd Qtr.	Variation %
(744)	(355)	109.5	(213)	(166)	28.7

- The increase in expense is due to the growth of the portfolio and the redemption of special series of special savings.
- The variance during the period is basically due to the redemption of special series of special savings.

Insurance and Private Pension Plan Selling Expenses

01.01 to 12.31			Quarter/2001		
2001	2000	Variation %	4th Qtr.	3rd Qtr.	Variation %
(689)	(645)	6.9	(169)	(178)	(4.8)

- The variance was due to the improvement in the performance of private pension plan sales.
- The small variance is compatible with the scheduling of commission payments.

Expenses from Private Pension Plan Benefits and Redemptions

01.01 to 12.31			Quarter/2001		
2001	2000	Variation %	4th Qtr.	3rd Qtr.	Variation %
(1,370)	(913)	50.0	(416)	(324)	28.4

- The variance basically results from the increase in the payment of redemptions of private pension plans on account of the characteristics of PGBL's Plans, which enable the participant to redeem at any time.
- The variance basically results from the increase in the payment of private pension plan redemptions on account of the characteristics of PGBL's Plans, which enable the participant to redeem at any time.

Personnel Expenses

01.01 to 12.31			Quarter/2001		
2001	2000	Variation %	4th Qtr.	3rd Qtr.	Variation %
(3,389)	(3,109)	9.0	(896)	(881)	1.8

- The variance basically results from the increase in salary levels, brought about by a collective agreement for the category, allied to the acquisition of Banco Boavista.
- The small increase is the result of a collective agreement (3 months of salaries adjusted agains 1 month for the previous quarter) and the addition of the bonus accrued in september.

Other Administrative Expenses

01.01 to 12.31			Quarter/2001		
2001	2000	Variation %	4th Qtr.	3rd Qtr.	Variation %
(3,436)	(2,978)	15.4	(896)	(890)	0.6

- The increase is due to the continued expansion of our customer service network and customer base, allied to the acquisition of Banco Boavista S.A. as of October/2000. The main variances are stated in Note No. 19.
- Expenses continued practically stable during the period.

Analysis of the Statement of Income – in millions of reais

Tax Expenses

01.01 to 12.31			Quarter/2001		
2001	2000	Variation %	4th Qtr.	3rd Qtr.	Variation %
(790)	(670)	17.9	(210)	(201)	4.4

-The growth refers to the increases that occurred with PIS/COFINS (Social Integration Program Contribution/Turnover Tax on Gross Profits) expenses, in line with the growth in income.

-The increase refers to the increases that occurred with PIS/COFINS expenses, in line with the growth in income.

Results on Investments in Associated Companies

01.01 to 12.31			Quarter/2001		
2001	2000	Variation %	4th Qtr.	3rd Qtr.	Variation %
71	156	(54.7)	55	17	228.1

-The result obtained for the year 2000 can be attributed, basically, to the non-financial companies transferred for the incorporation of Bradespar in March/2000. (CSN, VBC and Valepar).

-The increase refers to the results obtained in the companies: BUS Holding S.A., IRB S.A. and Tigre Participações S.A.

Other Operating Income and Expense

01.01 to 12.31			Quarters/2001		
2001	2000	% Variance	4th Qtr.	3rd Qtr.	% Variance
(505)	(472)	6.9	(78)	(124)	(37.3)

- The slight increase is basically due to the increase in financial expenses, mitigated by the increase in other operating income.

- The variance results from the increase in financial income, reversal of allowances and reduction of the other income heading.

Non-Operating Income

01.01 to 12.31			Quarters/2001		
2001	2000	% Variance	4th Qtr.	3rd Qtr.	% Variance
(84)	(124)	(32.3)	(36)	(48)	(23.7)

- The variance is due to the improvement of income obtained from the sale of assets, allied to the reduced need of making provision for assets for sale.

- The improvement is due to the reduction of losses in the sale of assets.

Income Tax and Social Contribution

01.01 to 12.31			Quarter/2001		
2001	2000	Variation %	4th Qtr.	3rd Qtr.	Variation %
(502)	(259)	94.1	(262)	(35)	644.4

-The variance in Income and Social Contribution Tax reflects the tax burden on income for the year before taxes, adjusted by the permanent additions and exclusions, as stated in Note No. 25.

-The increase during the period is due to the increase in taxable profit.

Results by Activity

R$ million

December/2001

	Financial	Abroad	Insurance	Private Pension Plans	Special Savings	Companies Proportionally Consolidated	Other Activities	Total Consolidated
Gross profit from financial Intermediation	5,444	360	354	1,649	246	20	26	8,099
Other operating income and expenses	(4,307)	(150)	(143)	(1,389)	(116)	129	47	(5,929)
Commissions and fees	2,733	7	–	52	–	484	197	3,473
Personnel expenses	(2,950)	(13)	(211)	(68)	(17)	(64)	(66)	(3,389)
Administrative expenses	(2,723)	(57)	(318)	(91)	(38)	(145)	(64)	(3,436)
Other income expenses	(1,367)	(87)	386	(1,282)	(61)	(146)	(20)	(2,577)
Net Income / (Losses)	1,137	210	211	260	130	149	73	2,170

Growth in the main items of the Statement of Income in relation to the previous year - In million of reais



Growth in the Items that make up the Financial Margin with the Adjustment of Foreign Exchange in relation to the previous year - In million of reais


7,839
Financial Margin 12/31/2000
3,458
Credit Operations
Deposits and Borrowings
(2,179)
975
Securities
16
Foreign Exchange
10,109
Financial Margin 12/31/2001

According to note nº17.

Analysis of the Financial Margin and Average Rate

Credit Operations x Income

Average Balance - R$ million


35,406
44,081
44,382
31,076
42,248

Average Rate - % p.a.


37.7%
58.8%
12.8%
29.5%
33.3%

	4th Qtr./00	3rd Qtr./01	4th Qtr./01	December Accumulated 2000	December Accumulated 2001
Credit operations	29,824	37,524	37,969	26,020	36,040
Leasing operations	2,002	1,918	1,771	1,969	1,924
Foreign exchange advances	3,581	4,639	4,641	3,087	4,285
1 – Total – Average Balance	35,406	44,081	44,382	31,076	42,248
2 – Income on credit, leasing and foreign exchange transactions	2,950	5,399	1,356	9,173	14,077
3 – Average Rate Annualized (2/1)	37.7%	58.8%	12.8%	29.5%	33.3%

Securities x Income

Average Balance - R$ million


23,238
26,520
29,316
23,706
25,793

Average Rate - % p.a.


20.4%
33.7%
9.8%
20.1%
20.0%

	4th Qtr./00	3rd Qtr./01	4th Qtr./01	December Accumulated 2000	December Accumulated 2001
Securities	32,045	35,111	37,487	30,045	35,445
Interbank Investments	2,048	2,664	3,774	2,909	2,524
Money market repurchase commitments	(10,856)	(11,255)	(11,944)	(9,249)	(12,176)
4 – Total – Average balance	23,238	26,520	29,316	23,706	25,793
5 – Income on securities transaction	1,103	1,995	695	4,753	5,146
6 – Average rate annualized (5/4)	20.4%	33.7%	9.8%	20.1%	20.0%

Total Assets x Income from Financial Intermediation


91,067
104,645
108,772
85,246
102,237


21.5%
34.1%
9.9%
18.2%
20.9%

	4th Qtr./00	3rd Qtr./01	4th Qtr./01	December Accumulated 2000	December Accumulated 2001
7 – Total assets – Average balance	91,067	104,465	108,772	85,246	102,237
8 – Income from financial intermediation	4,534	7,972	2,604	15,519	21,412
9 – Average rate annualized (8/7)	21.5%	34.1%	9.9%	18.2%	20.9%

Funding x Expenses


44,175
46,555
43,532


12.5%
25.2%
10.1%
11.0%

	4th Qtr./00	3rd Qtr./01	4th Qtr./01	December Accumulated 2000	December Accumulated 2001
Deposits	35,090	38,690	40,798	34,524	38,144
Debt securities	3,888	4,850	4,923	3,847	4,659
Interbank and interdepartmental accounts	732	635	834	654	729
10 – Total Funding – Average Balance	39,711	44,175	46,555	39,025	43,532
11 – Expenses (*)	1,186	2,551	(500)	3,929	4,797
12 – Average Rate Annualized (11/10)	12.5%	25.2%	(4.2)%	10.1%	11.0%

(*) Expenses = Funding expenses – Expenses from money market repurchase commitments – results from compulsory deposits.

Borrowings and Onlending (Domestic and Abroad) x Expenses





	4th Qtr./00	3rd Qtr./01	4th Qtr./01	December Accumulated 2000	December Accumulated 2001
Borrowings	6,209	9,400	9,179	5,443	8,031
Onlendings	4,765	5,948	6,147	4,465	5,781
13 – Total Borrowings and Onlendings – Average balance	10,974	15,348	15,326	9,908	13,812
14 – Expenses	826	2,287	(490)	2,159	4,317
15 – Average rate annualized (14/13)	33.7%	74.3%	(12.2)%	21.8%	31.3%

Total Assets x Financial Margin

Average Balance - R$ million



Average Rate - % p.a.



	4th Qtr./00	3rd Qtr./01	4th Qtr./01	December Accumulated 2000	December Accumulated 2001
16 – Total assets – Average balance	91,067	104,645	108,772	85,246	102,237
17 – Financial margin (*)	2,041	2,557	3,041	7,839	10,109
18 – Average rate annualized (17/16)	9.3%	10.1%	11.7%	9.2%	9.9%

(*) Gross profit from financial intermediation excluding allowance for loan losses.

Financial Market indicators


6.1%
15.9%
(13.1)%
9.3%
18.7%


3.7%
4.5%
4.4%
17.3%
17.3%

Analysis of the Adjusted Financial Margin and Average Rates

Interest Rates and Dollar: it is important to note the variations in rates occurring between the periods analyzed, particularly the fluctuations in the dollar rate, which, besides affecting the results of products, also occasioned alterations in the investments and borrowings balances. This is most evidenced in the 3rd and 4th quarters of 2001, when the dollar rate registered a growth of 15.9% and drop of 13.1%, respectively.

	4th quarter 2000	3rd quarter 2001	4th quarter 2001	Accumulated 2000	Accumulated 2001
CDI (Interbank Deposit Certificate)	3.7%	4.5%	4.4%	17.3%	17.3%
Dollar rate variation	6.1%	15.9%	(13.1)%	9.3%	18.7%

Financial Margin: which represents the Gross Result of Financial Intermediation less expenses with PDD (Allowance for Loan Losses), presented growth of R$ 2.3 billion, or 29.0% in relation to the year 2000. When we compare the 4th quarter/2001 with the previous quarter the growth was 18.9%.

The division of this financial margin by total average assets results in the spread for the period. This spread corresponded to 9.9% in the year 2001, as against 9.2% for the previous year. If we compare the spread for the 3rd quarter of 2001 with the 4th quarter of 2001, there was also a growth, of 10.1% to 11.7%.

It is relevant to note that the fluctuations of the dollar rate have little effect on the result of the financial margin, since Bradesco operated with an exchange position tending toward zero. The impact is reflected in revenues, expenses and in the balances of groups of products in an isolated manner (credit operations, securities, money market repurchase commitments, borrowings and onlendings etc.).

The numbers presented above show that, in addition to obtaining expressive growth in the financial margin, Bradesco also presented growth in the *spread*. This performance is a reflex of the strategy adopted by the Organization, which has contributed to the expansion of the number of account and savings account holders and investors and to the increase in the number of products sold per customer. Consequently, the balances of investments and borrowings grew, resulting in the better performance of the financial margin. To illustrate, following we present the behavior of the core products during the year 2001:

a) **Credits:** the total of Credit Operations, Leasing and Advances on Foreign Exchange Contracts reached R$ 44 billion at Dec./2001, corresponding to an increment of R$ 5.6 billion, or 14.3% over the position at Dec./2000. In the private segment Bradesco achieved R$ 12 billion, at Dec./2001, with a 27% share in the total of the credit portfolio.

On the subject of expenses from allowance for loan losses, there was an increase of R$ 558 million in 2001, or 38.4%, in comparison with the year 2000. However, disregarding the supplementary allowance, i.e., the allowance over the minimum requirement called for by Resolution 2682 (R$ 130 million, set up in 2001), the total expense is reduced from R$ 2,010 million to R$ 1,880 million. Comparing expenses for the two years with the average credit balances for the corresponding periods, it can be noted that Bradesco presented a small increase in the percentage of allowances (year 2000 = 4.7% and 2001 = 4.8%). Excluding the supplementary allowance in 2001, the percentage is 4.4%;

b) Securities: Rose from R$ 33.1 billion at Dec./00 to R$ 39.9 billion at the end of 2001; representing a growth of R$ 6.8 billion, or 20.6%;

c) Deposits: an increase of 12.7% can be noted in total deposits during the year of 2001, with emphasis on time deposits, which grew 38.9% in the same period, showing the confidence of customers and the market in Bradesco;

d) Technical Reserves for Insurance, Special Savings and Private Pension Funds: which reached a total of R$ 13.9 billion at Dec./2001, generating growth of R$ 3.5 billion, or 34.0% in one year. These funds are stable, with a significant long-term portion, providing Bradesco with better conditions for making investments.

Lastly, in December 2001, Bradesco had R$ 110 billion in assets, 16.1% more than the previous year, and stockholders' equity grew 20.7% in the same period, amounting to a total of R$ 9.8 billion at the end of 2001.

Expense with Allowance for Loan Losses

Evolution of Allowance for Loan Losses

R$ million

	2001			2000		
	December Accumulated	4th Qtr.	3rd Qtr.	December Accumulated	4th Qtr.	3rd Qtr.
Credit operations	44,444	44,444	45,264	38,872	38,872	33,522
Opening balance	2,507	2,844	2,795	1,908	2,196	2,246
Amount record for the period	2,010	620	483	1,452	350	328
Amount record off during the period	(1,576)	(523)	(434)	(903)	(198)	(269)
Institutions Purchased/Reclassification	-	-	-	50	159	(109)
Closing balance	2,941	2,941	2,844	2,507	2,507	2,196
Specific provisions	1,731	1,731	1,701	1,419	1,419	1,170
Generic provision	978	978	1,051	986	986	773
Additional provision	232	232	92	102	102	253
Credit recoveries	423	114	117	459	98	80

Allowance for Loan Losses (PDD) on Credit and Leasing Operations

R$ million

	December					2001			
	1996	1997	1998	1999	2000	March	June	September	December
Allowance for Loan Losses (A)	661	1,058	1,215	1,908	2,507	2,593	2,795	2,844	2,941
Credit Operations (B)	14,083	26,614	25,095	27,559	38,872	41,134	43,847	45,264	44,444
PDD on Credit Operations (A/B)	4.7%	4.3%	4.8%	6.9%	6.5%	6.3%	6.4%	6.3%	6.6%

Expense of Allowance for Loan Losses (PDD) in Credit and Leasing Operations

R$ million

	December					2001				
	1996	1997	1998	1999	2000	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	December Accumulated
Expense of Allowance for Loan Losses – PDD (A)	1,099	826	1,593	2,028	1,452	414	493	483	620	2,010
Income on Credit and Leasing Operations (B)	4,745	4,560	7,049	10,219	8,301	3,101	3,216	4,463	1,252	12,032
PDD on Credit and Leasing Operations (A/B)	23.2%	18.1%	22.6%	19.8%	17.5%	13.4%	15.3%	10.8%	49.5%	16.7%

Commissions and Fees

R$ million

	2001			2000		
	December Accumulated	4th Qtr.	3rd Qtr.	December Accumulated	4th Qtr.	3rd Qtr.
Checking Accounts	801	203	192	719	208	176
Collections	544	137	139	499	134	128
Asset Mangement	541	128	127	531	149	132
Credit Cards	535	145	141	431	122	110
Credit Operations	318	85	73	223	66	65
Interbank Fees	225	59	57	182	50	47
Collection of Taxes	140	33	35	146	36	37
Others	369	84	75	312	54	107
TOTAL	3,473	874	839	3,043	819	802

Administrative and Personnel Expenses

R$ millions

	2001			2000		
	December Accumulated	4th Qtr.	3rd Qtr.	December Accumulated	4th Qtr.	3rd Qtr.
Communications	415	120	118	307	81	78
Transport	230	58	59	211	57	52
Third party services	511	141	130	412	120	104
Financial system services	308	75	79	282	76	73
Depreciation and amortization	385	93	96	345	91	99
Publicity and advertising	210	77	52	219	66	69
Rents	163	41	42	135	38	35
Maintenance and repair of assets	160	38	40	165	47	40
Data processing	212	51	56	219	58	55
Materials	138	34	36	126	35	32
Other	704	168	182	557	156	127
Administrative expenses	3,436	896	890	2,978	825	764
Personnel expenses	3,389	896	881	3,109	851	791
Total	6,825	1,792	1,771	6,087	1,676	1,555

Human Resources

At December 31, 2001, Bradesco and its subsidiaries had 65,713 employees. Banco Boavista had its operational activities transferred to BCN and Baneb to Bradesco, in April and September, 2001, respectively. The following table illustrates the increase in the number of employees.

	Year					
	1996	1997	1998	1999	2000	2001
Banco Bradesco	45,871	42,943	47,233	47,521	49,177	51,633
Bradesco subsidiaries	6,632	10,462	7,501	7,301	6,575	6,943
Subtotal Bradesco	52,503	53,405	54,734	54,822	55,752	58,576
Banco BCN	–	5,277	5,024	4,784	4,780	5,857
BCN subsidiaries	–	745	1,408	1,099	1,172	1,280
Subtotal BCN	–	6,022	6,432	5,883	5,952	7,137
Banco Baneb	–	–	–	2,756	2,514	–
Baneb subsidiaries	–	–	–	50	–	–
Subtotal Baneb	–	–	–	2,806	2,514	–
Banco Boavista	–	–	–	–	1,564	–
Boavista subsidiaries	–	–	–	–	22	–
Subtotal Boavista	–	–	–	–	1,586	–
Total	52,503	59,427	61,166	63,511	65,804	65,713

The benefits offered by Bradesco to its employees include health insurance and dental assistance, as well as a supplementary pension plan. At December 31, 2001, these benefits represented accumulated costs of R$ 653 million, for Bradesco.

Human Resources - December/2001

BY AGE		BY SEX		BY EDUCATIONAL BACKGROUND		BY TIME IN THE ORGANIZATION		BY MANAGERIAL POSITION	
Under 30	46%			University	38%	Under 5 years	37%		
From 31 to 40 years	40%	Men	55%	High School	61%	From 6 to 10 years	15%	Non managerial	58%
From 41 to 50 years	12%	Women	45%	Others	1%	From 11 to 20 years	40%	Managerial	42%
Acima de 50 anos	2%					Over 20 years	8%		

Personnel Expenses

At December 31, 2001, Bradesco personnel expenses amounted to R$ 3.4 billion, including expenses with salaries, benefits, charges and training.

The table below shows the percentage distribution by each item in total expenses with Bradesco personnel:

Composition of Personnel Expenses - December 2001


Social charges
20%
Benefits
19%
Training
1%
Salary
60%

Personnel Expenses by Entity - December 2001


Insurance Group
8.9%
Others
2.1%
Financial Institutions
89.0%

Training

Based on the Organization's actions, strategies and innovations, Bradesco has developed an extensive training program for its employees, focusing on constant improvements in the quality of customer service and organizational effectiveness, developed by internal instructors, consultants and universities.

The training program uses differentiated methodologies, including self-training and courses. During the period January to December 2001, 1,026 courses were given, representing 7,972 groups, totaling 214,440 participants and an investment of approximately R$ 37.3 million.

It was the pioneer in 2000, launching Treinet –Training through Internet, creating a tool that enables a large number of employees to participate, efficiently and at reduced cost, and which can be accessed using any equipment connected to Internet. Currently, it has over 28,000 participants in technical programs, such as Financial Mathematics, the Financial Market and Investments, Loans and Financing, Business accounting and Balance sheet analysis, Platform for Business Support, Basic Banking Integration, Convenience Services, Internal Control Systems - *Compliance*. New courses will also be available in the near future.

With the objective of preparing the staff for the implementation of the new Brazilian Payments System and render good service to the customer, all the Organization's employees were provided with Video training and textbooks for distance training, containing the principal concepts of the alterations that will be processed and their implications on the products and services offered by the Organization. The in-presence training is planned to start and end in the 1st Quarter of 2002.

With the purpose of strengthening the Internal Controls culture - *Compliance* of organization, the Training Department developed a textbook and course, via TreiNet, which is available to all the Organization's employees.

Participation in Training


thousands
78
71
86
91
177
214
1996
1997
1998
1999
2000
2001

Funds Invested in Training


R$ million
27
27
26
17
29
37
1996
1997
1998
1999
2000
2001

Principal institutions to which staff are sent for graduate studies, MBAs and Master's Degrees:

- FIA – Fundação Instituto de Administração - USP
- FGV – Fundação Getúlio Vargas
- FIPE – Fundação Instituto de Pesquisas Econômicas - USP
- FAAP – Fundação Armando Álvares Penteado
- FIPECAFI – Fund. Inst. de Pesquisas Contábeis, Atuariais e Financeiras - FEA – USP
- IBMEC - Inst. Bras. de Mercado de Capitais
- MACKENZIE – Instituto Presbiteriano Mackenzie
- PUC – Pontifícia Universidade Católica de São Paulo

Operating Efficiency

R$ million

	Year				2001				
	1997	1998	1999	2000	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	December Accumulated
Personnel expenses	1,906	2,555	2,680	3,109	776	837	881	896	3,389
Other administrative expenses	1,745	2,159	2,567	2,978	832	817	890	896	3,436
Total (1)	3,651	4,714	5,247	6,087	1,608	1,654	1,771	1,792	6,825
Financial margin = Income from financial intermediation + allowance for loan losses (PDD)	4,146	6,087	7,380	7,839	1,975	2,537	2,557	3,042	10,109
Commissions and fees	1,446	1,775	2,100	3,043	895	865	839	874	3,473
Special savings, insurance and private pension plans premiums	4,065	5,015	5,975	6,920	1,885	2,279	2,154	2,641	8,959
Variation in technical insurance, private pension plans and special savings	(906)	(1,392)	(2,342)	(3,001)	(638)	(752)	(792)	(1,310)	(3,492)
Claims and special savings redemptions	(2,437)	(2,631)	(2,844)	(2,866)	(824)	(1,073)	(1,031)	(1,068)	(3,996)
Insurance and private pension plans sales	(309)	(518)	(635)	(645)	(174)	(169)	(178)	(169)	(689)
Expenses with private pension plans benefits and redemptions	(247)	(423)	(558)	(913)	(277)	(353)	(324)	(416)	(1,370)
Results on investments in associated companies	29	157	127	156	(2)	1	17	55	71
Other operating expenses	(496)	(813)	(1,181)	(1,376)	(411)	(437)	(469)	(514)	(1,831)
Other operating income	499	560	1,070	903	327	219	345	436	1,326
Total (2)	5,790	7,817	9,092	10,060	2,756	3,117	3,118	3,571	12,560
Efficiency ratio (%) = (1÷2)	63.1%	60.3%	57.7%	60.5%	58.4%	53.1%	56.8%	50.2%	54.3%

The efficiency ratio is evolved favorably, revealing the success of the Bank's efforts toward increasing efficiency gains. In 2001, the ratio reached 54.3%, improving in relation to the 60.5% for 2000, basically on account of the 29.0%, spurred by the 12.1% increase in Personnel and Administrative Expenses, resulting from the collective agreement for the category and expansion of the service network.

The ratio also improved significantly in the 4th quarter of 2001 with 50.2% as against 56.8% in the 3rd quarter of 2001, due mainly to the 19.0% increase in the Financial Margin and the maintenance of Personnel and Administrative Expenses at the same levels of the previous year.

Operating Efficiency Ratio


57.7%
54.3%
2001

Electric Power Rationing Program

The "Eletric Power Rationing Program" was instituted by the Brazilian government with the aim of reducing consumption, collaborating with the Country's Energy Rationing Plan.

With the adoption of a series of measures and the efforts of all its employees, Organização Bradesco surpassed the 20% Goal, established by the Government.

Costing by Activity (ABC)

The cost optimization focus constantly cultivated by Organização Bradesco has greatly contributed to its successful results. In this respect, the methodology employed is the one related to Activity-Based Costing - ABC System.

Through this method, it is sought to identify and quantify the most diverse process activities, transforming them into the main focus of its costing system. With this methodology, costs are assigned to activities in accordance with the funds that they demand and, then, aggregated to the products and services.

The Methodology seeks to especially answer three basic questions: where, when and how the expense occurred. In this way it can measure profitability from different angles, optimize processes and direct cost reduction actions to the activities that consume more funds or where these funds may be better equated.

Accordingly, activities are analyzed and restructured, without compromising quality. New work routines are also put into practice with the streamlining of tasks aimed, also, at ensuring economies of scale, which contributes to aggregating greater competitive advantages to the Organization. Thus, all the costs involved in the processes are considered, both the direct and indirect costs, whether fixed or variable.

With this methodology, the Bank takes one more step in the direction of better measuring the profitability of its products and services, and consequently, of customers, transforming the departments into profit centers.

Analysis of the Balance Sheet

3

Balance Sheet by Currency

R$ million
CONSOLIDATED 12/31/2001

ASSETS	BALANCE SHEET	CURRENCY LOCAL	CURRENCY FOREIGN
Cash and cash equivalents	3,086	1,278	1,808
Interbank investments	3,867	2,650	1,217
Money market	2,110	1,878	232
Interbank deposits	1,761	776	985
Valuation allowance	(4)	(4)	-
Securities	39,932	29,957	9,975
Interbank and interdepartmental accounts	5,318	5,318	-
Credit and leasing operations	36,699	29,451	7,248
Other assets	16,666	11,710	4,956
Foreign exchange portfolio	5,546	674	4,872
Others	11,120	11,036	84
Permanent assets	4,548	4,552	6
Investments	885	885	-
Fixed and leased assets	2,399	2,396	3
Deferred charges	1,264	1,261	3
TOTAL ASSETS	110,116	84,906	25,240
Derivatives - Call position			
Futures			2,279
Swap			436
Options			20
TOTAL ADJUSTED ASSETS			27,945

R$ million
CONSOLIDATED 12/31/2001

LIABILITIES	BALANCE SHEET	CURRENCY LOCAL	CURRENCY FOREIGN
Deposits	41,084	39,540	1,544
Demand deposits	8,058	8,039	19
Savings deposits	18,311	18,311	-
Interbank deposits	40	40	-
Time deposits	14,675	13,150	1,525
Money market repurchase commitments	14,058	13,963	95
Debt securities	4,801	829	3,972
Interbank and interdepartmental accounts	955	792	163
Borrowings	7,887	17	7,870
Onlendings	6,147	4,965	1,182
Other liabilities	12,420	11,181	1,239
Foreign exchange portfolio	1,344	518	826
Subordinated Debt	970	627	343
Others	10,106	10,036	70
Technical reserves for insurance, private pension plans and special savings	12,848	12,848	-
Deferred income	9	9	-
Minority interest	139	139	-
Stockholder's equity	9,768	9,768	-
Capital and reserves	7,598	7,598	-
Net income for the period	2,170	2,170	-
TOTAL LIABILITIES	110,116	94,051	16,065
Derivatives - Put position			
Futures			5,732
Swap			4,181
TOTAL ADJUSTED LIABILITIES			25,978
NET FOREIGN EXCHANGE POSITION			1,967

NB: Excluding derivatives operations matured in D+1, to be settled in the currency amount of 12/31/01, the net foreign exchange position inclued R$ 1,402 million ininvestments abroad

Securities (In millions of reais)

Composition by Maturity

	December/2001				
	Up to 30 days	From 31 to 180 days	From 181 to 360 days	Over 360 days	Total
PUBLIC SECURITIES	17,470	3,764	5,647	5,917	32,798
Financial Treasury Note – L.F.T.	10,624	252	79	2,577	13,532
Federal Treasury Note – L.T.N.	1,576	2,034	741	-	4,351
National Treasury Bonds – N.T.N.	1,633	468	1,428	1,910	5,439
Central Bank Note – N.B.C.	3,431	881	3,135	863	8,310
State and municipal government securities	128	-	-	29	157
Brazilian foreign debt notes	78	129	264	538	1,009
PRIVATE	4,084	813	1,221	777	6,895
Mortgage notes	1	752	1,057	11	1,821
Bank Deposits Certificates	1,549	15	91	2	1,657
Debentures	554	46	73	764	1,437
Listed company stocks (technical reserve)	1,145	-	-	-	1,145
Listed company stocks (other)	835	-	-	-	835
OTHERS	635	48	36	260	979
TOTAL	22,189	4,625	6,904	6,954	40,672
% in relation to total	54.6%	11.4%	17.0%	17.0%	100.0%
Minimum required provision	-	-	-	-	(324)
Additional provision	-	-	-	-	(416)
TOTAL PROVISION	-	-	-	-	(740)
TOTAL IN 2001	-	-	-	-	39,932

Credit Operations (in millions of reais)

Following we present the composition of the portfolio distributed by type of operation and sector of economic activity.

	R$ million			
	2001		2000	
	December	September	December	September
Discount of trade receivables and other loans	20,745	20,531	16,566	14,422
Financing	14,139	14,404	12,994	10,018
Rural and agribusiness loans	3,005	3,114	2,960	2,688
Leasing operations	1,720	1,853	2,061	1,957
Foreign exchange advances	4,406	4,875	3,790	3,371
Total credit operations	44,015	44,777	38,371	32,456
Other credits	429	487	501	1,066
Total	44,444	45,264	38,872	33,522
Sureties and guarantees recorded in memorandum accounts	3,068	3,081	2,915	2,498

Credit Portfolio by Activity Sector (in millions of reais)

	2001			
	December	%	September	%
Public sector	199	0.5	288	0.6
Private sector	44,245	99.5	44,976	99.4
Manufacturing	14,025	31.6	14,125	31.2
Commerce	6,585	14.8	6,564	14.5
Financial intermediation	704	1.6	463	1.0
Services	9,957	22.3	10,542	23.3
Agribusiness, livestock raising, fishing and forestry	896	2.0	901	2.0
Individuals	12,078	27.2	12,381	27.4
TOTAL	44,444	100.0	45,264	100.0

Credit Portfolio by Activity Sector (%)


September
Public sector
0,6
Manufacturing
31,2
Individuals
27,4
Agribusiness, livestock raising,
fishing and forestry - 2,0
Commerce
14,5
Services
23,3
Financial intermediation
1,0
December
Public sector
0.5
Manufacturing
31.6
Individuals
27.2
Agribusiness, livestock raising,
fishing and forestry - 2.0
Commerce
14.8
Services
22.3
Financial intermediation
1.6

In 2001, 99.5% of the credit portfolio was directed to the Private sector, there being no significant alterations to record in relation to the previous period. Thus, 31.6% of total operations were directed to the industrial sector, 23.9% to services, including financial intermediaries, 14.8% to commerce, 2% to crop and livestock farming, and 27.2% to individuals.

Performance of the Portfolio

The growth in bank credit in 2001 was influenced by various events that affected the Brazilian economy during the period: exchange performance, basic interest rate, energy crises, post-terrorist and attack problems, downturn of the American economy and aggravation of the Argentine crisis.

Notwithstanding the huge effects on economic activity, this context did not prevent growth in Bradesco's credit portfolio, which grew 14.3% in the year in consolidated terms. The only reason the expansion during the period was not even more expressive was on account of the small growth of loans made with earmarked funds, particularly housing and rural.

Furthermore, once again preserving the quality indices of the portfolio, a consequence of the improvement in loan extension and risk management processes, the allowance for losses and default levels at the end of the year continued stable, indicating that the asset expansion strategy is being conducted in a secure and consistent manner.

For 2002, considering the positive behavior forecasted for the Brazilian economy, the expectation is that bank credit will maintain its upward trend. The expansion should be more significant in the 2nd semester accompanying the expected recovery of the industrial sector and improvement of the foreign scenario, impacting, above all, on the corporate segment.

Market Segmentation

Bradesco serves its customers in a segmented manner, with different products, services and tools and evaluation between individuals and companies, with a view to providing service tailored to the profile and size of its diversified target public.


Private
Investments available
over R$ 1 million
Corporate
Annual sales over R$ 180 million
Companies
(retail and Middle-market)
Individuals

Large corporations, with sales of over R$ 180 million are serviced by Bradesco Corporate, and individuals with readily available cash for investment of over R$ 1 million, are serviced by Bradesco Private Banking. Other clients are classified within the retail concept between companies and individuals.

Composition of the Credit Portfolio distributed by risk level

The credit risk rating system established by Central Bank of Brazil, besides providing support for the establishment of minimum parameters for the extension of credit and management of risk, further allows for the definition of differentiated credit policies according to the characteristics and size of the customers, offering a basis for both the correct pricing of operations and the definition of adequate guaranties for each situation.

In keeping with the internal policy, risk ratings are divided as follows:

Rating - Corporate

Rating	Bradesco	% Provision	Concept
AA	Excellent	0.0	Premium company/group, with size, tradition and market leadership, with excellent economic and financial concept and position
A	Very Good	0.5	Company/group with size, sound economic and financial position, acting in markets with good prospects and/or potential for expansion.
B	Good	1.0	Company/group, which, regardless of size, has a good economic and financial position.
C	Acceptable	3.0	Company/group with a satisfactory economic and financial situation but with performance subject to economic variations.
D	Fair	10.0	Company/group with economic and financial position in decline or unsatisfactory accounting information, under risk management.
E	Deficient	30.0	Past due course credit operations, classified based on expectation of loss as per percentage shown.
F	Bad	50.0	
G	Critical	70.0	
H	Uncollectible	100.0	

In the case of **individuals**, the risk ratings presented above are mainly defined based on registration variables, among which we highlight: income, equity, restrictions and indebtedness, as well as their behavior and historical relationship with the Bank.

The allowance for loan losses in December/2001 totaled R$ 2,941 million, corresponding to 6.6% of total credit operations, a percentage practically equal to that obtained in the previous quarter. Nevertheless it is important to note that, of this total, only 58.8% actually refers to past due operations (overdue and due). The remainder is recorded in a preventive manner, on account of the internal risk classification admitted for the customers, as shown below:

R$ million

Risk Level	Portfolio balance	Acummulated percentage(1)	December 31, 2001 Minimum Provision Required Specific (2) Overdue	Due	Generic (3)	Total	Additional provision (4)	Provision
AA	13,358	30.1%	–	–	–	–	–	–
A	15,917	65.9%	–	–	80	80	1	81
B	3,803	74.4%	1	3	34	38	1	39
C	7,143	90.5%	7	17	190	214	15	229
D	1,348	93.6%	20	38	77	135	106	241
E	461	94.6%	43	48	47	138	32	170
F	316	95.3%	64	60	34	158	20	178
G	505	96.4%	91	71	191	353	57	410
H	1,593	100.0%	858	409	326	1,593	–	1,593
TOTAL AT 12/31/2001	44,444	–	1,084	646	979	2,709	232	2,941
TOTAL AT 12/31/2000	38,872	–	887	532	986	2,405	102	2,507

(1) - On portfolio balance.
(2) - For operations with installments more than 14 days past due.
(3) - Recorded based on the customer/transaction classification.
(4) – The additional provision has been recorded based on management experience and expected recoverability of the credit portfolio, such that the total provision is considered sufficient to cover specific and global credit risks, related to the provision calculated in accordance with the risk level classifications and the corresponding minimum provision requirements established by National Monetary Council Resolution 2,682. The additional provision by client was classified in the above table on risks levels.

In line with Bradesco policy, the risk levels of the portfolio balance reflect the ongoing pursuit for quality in its credit assets. In December 2001, 90.5% of total operations concentrated at risk levels between "AA" to "C" and are considered as normal course operations by Central Bank, 3.0% are under risk management for reduction purposes or for inclusion of guarantees with greater liquidity and only 6.5% were considered as past due course operations, which could result in partial losses subsequent to the application of all possible collection methods.

Movement of Portfolio between December/2000 and December/2001 (in millions of reais)


Total Credit at 12/31/2000
38,872
Collected Loans
(7.7)%
(3,005)
Write-Offs
(4.1)%
(1,576)
Accrual and New Debtor Loans at 12/31/2000
6.1%
2,365
Balance of Remaining Debtors at 12/31/2000
(5.7)%
36,656
New Debtors
20.0%
7,788
Total Loans at 12/31/2001
14.3%
44,444

The growth data indicative of the movement of the credit portfolio in the last twelve months, ended December 2001, evidence an improvement in the quality of assets, basically of the index of new debtors, which represented an increment of 20.0% of total loans.

Movement of Portfolio between December/2000 and December2001

	Remaining Debtors from December 2000		New Debtors between December 2000 and Deember 2001		Total Assets at December 2001	
	R$ million	%	R$ million	%	R$ million	%
AA - C	32,683	89.2	7,538	96.8	40,221	90.6
D - H	3,973	10.8	250	3.2	4,223	9.4
Total	36,656	100.0	7,788	100.0	44,444	100.0

Accordingly, whereas for the remaining debtors the percentage of normal course credit (between AA and C) stood at 89.2% of the total, for operations contracted for with new debtors this level was 96.8%.

Concentration of Credit

R$ million

	2001				2000			
	December	%	September	%	December	%	September	%
	R$		R$		R$		R$	
Largest borrower	464	1.0	458	1.0	573	1.5	580	1.8
10 largest borrowers	3,319	7.5	3,578	7.9	3,229	8.3	3,380	10.1
20 largest borrowers	5,218	11.7	5,528	12.2	5,046	13.0	5,094	15.2
50 largest borrowers	8,951	20.1	9,549	21.1	8,275	21.3	8,197	25.3
100 largest borrowers	12,227	27.5	12,896	28.5	11,137	28.7	10,827	33.4

Credit Portfolio Indicators

In the sense of permitting a follow-up of the evolution of the Bank's credit portfolio, we present, in a consolidated manner, a comparative summary of the relevant parameters, in accordance with the provisioning rules established by Central Bank of Brazil.

R$ million

Items	December/2001	September/2001	December/2000
Total of Credit Operations	44,444	45,264	38,872
- Private	12,078	12,381	10,973
- Corporate	32,366	32,883	27,899
Existing Allowance	**2,941**	**2,844**	**2,507**
- Specific	1,731	1,701	1,419
- Generic	978	1,051	986
- Additional	232	92	102
Existing Allowance/Specific Allowance (%)	**169.9**	**167.2**	**176.7**
Existing Allowance/Total of Credit Operations (%)	**6.6**	**6.3**	**6.4**
Normal Course Operations (Level between AA and C) / Total Credit Operations (%)	90.5	90.7	90.5
Operations Under Risk Management (Level D)/Total Credit Operations (%)	3.0	2.8	2.9
Abnormal Course Operations (Levels between E and H)/Total Credit Operations (%)	6.5	6.5	6.6
Credit Operations (Level D)	1,348	1,284	1,136
Existing Provision	241	158	142
Provision/Credit Operations (%)	17.9	12.3	12.5
Credit operations (Levels between E and H)	2,875	2,923	2,567
Existing Allowance	2,351	2,342	2,067
Allowance/Credit Operations (%)	81.8	80.2	80.5

The performance of the above numbers until December 2001 indicates not only stability in the results obtained, but also the low risk of the credit in our portfolio, given the comfort that the coverage indices offer.

Funding

Deposits by Maturity (in millions of reais)

	2001					
	December					September
Days to maturity	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360	Total	Total
Demand	8,058	-	-	-	8,058	7,327
Savings	18,311	-	-	-	18,311	17,642
Interbank	23	9	5	3	40	43
Time	2,022	3,118	6,447	3,088	14,675	15,501
TOTAL	28,414	3,127	6,452	3,091	41,084	40,513

Demand Deposits


R$ billion
2.3
5.3
5.0
6.8
7.5
8.1
1996
1997
1998
1999
2000
2001

Savings Accounts

The new Brazilian Payments System (SPB), planned to go into operation in the first semester of 2002, will not imply any changes for the Savings segment, for its basic rules regarding the anniversary date and crediting of interest were maintained.

In "Poupança Fácil Bradesco" (Bradesco Easy Savings), which will also be included in the SPB, deposits will begin to earn interest as of their realization dates, even if made by check, preserving the product's image and strong attributes for society (security, simple rules and ease of operation).

We wish to mention that with Bradesco's management of the incorporated Savings accounts of Banco Baneb in September 2001, and our "Conta Fácil" process, in which customers perform transaction activities in checking accounts and savings accounts with the same number, we leveraged the balance of that portfolio by 9% and the number of accounts by 17%, representing an increase on the order of R$ 39 million and 45 thousand new savings account holders, respectively.

Bradesco Saving Accounts closed the year of 2001 with a total balance of R$ 18.3 billion, representing an 18.8% market share of SBPE (Brazilian Savings and Loans System) and national leadership among the private banks.

Saving Account Deposits


R$ billion
10.2
14.6
16.2
17.2
17.8
18.3
1996
1997
1998
1999
2000
2001

Saving Account Deposits - Market Share


Share of Brazilian System (%)
17.0
17.0
18.1
18.9
19.4
18.8
1996
1997
1998
1999
2000
2001

Operating Structure

4

Corporate

Three years after creating its Corporate area, Bradesco has consolidated its segmentation strategy in this market.

Today Bradesco Corporate is responsible for the Bank's relationships with 1000 economic groups, developing solutions and originating operations for the following areas - Corporate Finance, Project Finance, Capital Markets, Risk Management, Overseas Trade, Cash-Management, Asset Management, Insurance, Private Pensions and HR Solutions.

The structure includes sector specialists, who are dedicated to understanding risk management and the requirements and opportunities of the most significant sectors in the economy, with teams working in São Paulo, Campinas, Rio de Janeiro, Paraná, Santa Catarina, Rio Grande do Sul, Belo Horizonte, Brasília, Salvador and Recife.

During this period of activity, the focused strategy and high level of specialization of the teams has significantly improved relationships and results. This area is responsible for managing approximately R$ 35.080 billion of managed funds.

Private

Consolidated in the urban region of the City of São Paulo and in the greater ABC São Paulo region, the Private Banking Area pursing the Bank's strategic segmentation policy will be expanding its activities in the interior regions of the State of São Paulo,and in the State of Rio de Janeiro, in the 1st quarter of 2002.

The customer from these new regions will be able to use, within their investment possibilities, the personalized domestic and international services, now certified by ISO 9000, which Bradesco Private Banking provides through its highly qualified professionals, with the confidentiality and discretion that the activity demands.

Capital Market

Underwriting operations

Bradesco conduced important variable and fixed income operations in December 2001, which totaled R$ 15.2 billion, representing 57.3% of total issues registered at the Brazilian Securities Commission (CVM). In the previous year Bradesco coordinated 73.3% of the operations recorded at CVM, with emphasis on BDR operations of Telefônica, which totaled R$ 23.8 billion.

Share in Issues Market


Variable Income
Market
21%
Bradesco
79%
Fixed Income
Market
49%
Bradesco
51%

Of the total volume of variable income and fixed income operations registered at the Brazilian Securities Commission (CVM) in 2001, Bradesco participated with 76% of the primary stock issues, 56% of the debenture issues, with emphasis on the operations of CPFL (R$ 890 million), Telemar (R$1.3 billion) and Nova Marlim (R$ 1.8 billion), and 37% of the commercial paper issues, with emphasis on the operation of Telesp Celular Participações (R$ 900 million).

	Stocks (primary offers)	Debentures	Commercial Papers
Number of Total Operations	6	41	31
Number of Bradesco Operations	3	13	6
Bradesco's Share	50%	32%	19%

Until november 2001, Bradesco occupied 2nd place in the Stock and Fixed Income operation Origination and Distribution rankings, released by ANBID (National Association of Investments Banks and Security Dealers).

Origination

Stocks Position (1)		Fixed Income Position (2)		General Position (1+2)	
2000	*Nov./2001*	*2000*	*Nov./2001*	*2000*	*Nov./2001*
1st Bradesco	BES	1st Bradesco	Unibanco	1st Bradesco	Unibanco

Distribution

Stocks Position(1)		Fixed Income Position (2)		General Position(1+2)	
2000	*Nov./2001*	*2000*	*Nov./2001*	*2000*	*Nov./2001*
1st Bradesco	BES	1st Bradesco	Unibanco	1st Bradesco	Unibanco
2nd Brascan	Bradesco	2nd Unibanco	Bradesco	2nd Brascan	Bradesco
3rd BBV	Citibank	3rd B. Brasil	B.Brasil	3rd Unibanco	B. Brasil

Structured Operations

Bradesco continues stepping up new business prospecting, aggregating important merger, acquisition, project finance, corporate restructuring and financial projects, through its Capital Market area.

At December 31, 2001, Bradesco had 10 advisory operations submitted to analysis for registration in the Mergers and Acquisitions Ranking of ANBID (National Association of Investment Banks).

A further twenty (20) operations involving differentiated economic-financial consulting are in progress, with emphasis on the project finance operation of UHE Campos Novos and UHE Foz do Chapecó.

Foreign Exchange

Structure

The Organization has 17 specialized units in operation in Brazil (Bradesco -12, BCN - 5), 1 branch in New York, 3 branches in Grand Cayman (Bradesco, BCN and Boavista), 1 branch in Nassau, 1 subsidiary in Buenos Aires, Banco Bradesco Argentina S.A. and 1 subsidiary in Nassau, Boavista Banking Limited.

In the Foreign Exchanges area, it is worth noting Bradesco Organization's Support to Foreign Exchange Trading, recording the sum of US$ 4.2 billion for financing imports and exports, including onlendings to customers.

The total for foreign exchange closing for export from January to December 2001 was US$ 9.6 million, representing an increase of 4.3% when compared to the same period for the previous year. The total for foreign exchange import closes was US$ 3.8 billion, representing a growth of 22.6% over the same period of 2000.

Volume of Foreign Currency Trade


US$ billion
7.3
6.1
9.2
9.6
1998
1999
2000
2001
Year
Export
2.5
2.1
3.1
3.8
1998
1999
2000
2001
Year
Import

Export Market


84.8%
15.2%
Bradesco
1998
85.9%
14.1%
Bradesco
1999
82.8%
17.2%
Bradesco
2000
83.6%
16.4%
Bradesco
2001

Import Market


94.0%
6.0%
Bradesco
1998
93.5%
6.5%
Bradesco
1999
93.3%
6.7%
Bradesco
2000
91.9%
8.1%
Bradesco
2001

At December 31, 2001, the foreign trade portfolio can be summarized as follows:

	US$ million	R$ million
Export Financing		
Advances on Foreign Exchange Contracts ("ACCs")	1,440	3,340
Advances on Export Contracts ("ACEs")	441	1,023
Prepayments	332	770
Loans acoording to Export Incentive Program (Proex)	1	2
Onlending of Funds Borrowed from BNDES/EXIM	36	84
Documentary Drafts and Bills of Exchange	12	28
Total Export Financing	*2,262*	*5,247*
Import Financing		
Foreign Currency Import Loans	661	1,533
Total Import Financing	*661*	*1,533*
Total Export and Import Financing	2,923	6,780

Except for funds obtained through the Commercial Paper Program in the U.S.A., the portfolio is financed by credit lines obtained from correspondent banks. At the end of the year, approximately 130 American, Asian and European banks had extended lines to Bradesco.

	12/31/2001	
	Assets US$ million	Stockholders' equity US$ million
Branches abroad		
Bradesco New York	1,157	132
Bradesco Grand Cayman	3,034	302
BCN Grand Cayman	540	108
Boavista Grand Cayman	122	(86)
Boavista Nassau	335	4
Foreign subsidiaries		
Banco Bradesco Argentina	32	30
Boavista Banking Limited	133	114

The main objective of the overseas branches is to obtain funds on the international market for onlending to their customers, mainly by financing Brazilian overseas trade.

In August 2001, Bradesco signed a Stock Purchase and Sale Agreement with Banespa, with the objective of acquiring the controlling interest of Banque Banespa International S.A. - Luxembourg. This subsidiary will be incorporated into Organização Bradesco as soon as the government authorities of that Grand Duchy approve the operation. The objective of this subsidiary will be to render additional services to private banking customers and increase foreign trade operations.

In 2001, in addition to short term funding obtained from international banks, allocated to finance overseas trade, US$ 1.2 billion was also obtained from medium and long-term public and private placings on the international capital market, with the funds allocated to working capital loans. It is relevant to mention that Bradesco was once again the institution that opened the international market for public issues, this time after the volatility triggered by the events of September 2001.

Profile of Public and Private Issues Abroad - Brasdesco

Funds Obtained Abroad

ISSUES	CURRENCY	AMOUNT	ISSUE DATE	MATURITY
2000 - PUBLIC ISSUES - US$ 950 MM				
FxRN	US$	200,000,000.00	2/8/2000	2/8/2002
FxRN	US$	100,000,000.00	5/12/2000	5/13/2002
USCP	US$	300,000,000.00	6/19/2000	6/18/2001
FxRN	US$	200,000,000.00	7/10/2000	7/10/2001
FxRN	US$	150,000,000.00	11/17/2000	11/18/2002
PRIVATE ISSUES - US$ 250 MM				
2001 - PUBLIC ISSUES - US$ 1.075 BI				
FxRN	US$	175,000,000.00	2/22/2001	2/22/2002
FxRN	US$	100,000,000.00	4/25/2001	10/25/2002
FxRN	US$	100,000,000.00	6/18/2001	6/18/2003
USCP	US$	250,000,000.00	6/18/2001	6/17/2002
FxRN	US$	100,000,000.00	7/24/2001	7/24/2002
FxRN	US$	200,000,000.00	10/24/2001	10/18/2002
SUBORDINATED DEBT	US$	150,000,000.00	12/17/2001	12/15/2011
PRIVATE ISSUES - US$ 150 MM				

SPREAD OVER TBILL


Basis Points
243 (3 years)
148 (1 year)
213 (3 years)
435 (3 years)
170 (2 years)
711 (1 year)
499 (1 year)
418 (18 months)
335 (18 months)
277 (2 years)
203 (2 years)
209 (1 year)
215 (2 years)
206 (1 year)
217 (18 months)
287 (2 years)
230 (1 year)
322* (1 year)
550 (10 years)
Jan/97
Aug/97
Oct/97
Feb/98
May/98
Apr/99
May/99
Oct/99
Dec/99
Jan/00
May/00
Jun/00
Nov/00
Feb/01
Apr/01
Jun/01
Jul/01
Oct/01
Dec/01
*Over Libor

In addittion to those described above, Bradesco has the following programs:

Type	Currency	Amount Issued
EURO CP PROGRAM (Grand Cayman)	US$	300,000,000
EURO CD PROGRAM (Grand Cayman)	US$	100,000,000
MNT PROGRAM	US$	1,500,000,000
USCP	US$	250,000,000
NOTE FACILITY	US$	150,000,000
TERM LOAN FACILITY	US$	100,000,000
Total	US$	2,400,000,000

Checking Accounts

Checking Accounts for Individuals and Corporate Customers - December 2001


Individuals
Corporate
In thousands of clients
10,807
706
402
118
11,209
824
BCN
TOTAL

Increase in Checking Accounts


million
9.6
10.1
10.8
11.1
11.2
11.3
12.0
June
September
December
March
June
September
December
2000
2001

Ratio of Products per Client


5.08
4.2
3.2
5
4
3
2
Number of products per client
1995
1999
2000
2001

Fund Management and Customer Portfolios

BRAM - Bradesco Asset Management

BRAM - Bradesco Asset Management Ltda., was incorporated in December 2000 and began operations in July 2001, with the exclusive objective of managing the third party assets administred by Banco Bradesco.

BRAM is the result of the consolidation of the administered assets and professionals of the Managed Funds and Investment Porfolios of Banco Bradesco, BES - Boavista Espírito Santo Distribuidora de Investimentos de Títulos e Valores Mobiliários S.A. and BCN Alliance Capital Management S.A., wich results in a gain in efficiency and optimization of the structure, with an increase in economy of scale and concentration of efforts toward growing the market share.

BRAM mantains a tottaly segregated structure specialized in the management of third party assets, in this way guaranteeing the Chinese Wall, servicing various market segments, including retail, corporate, private and institucional investors. Its activities are developed by a team of professionals focused on meeting the specific demands of each investor profile.

Bradesco acquires Deutsche Bank Investimentos - Asset Management

On January 9, 2002, Banco Bradesco signed a Memorandum of understanding with Deutsche Bank S.A. - Banco Alemão with the purpose of acquiring Deutsche Bank Investimentos DTVM S.A., wich is responsible for the Administration and Management of Investiment Funds and Managed Portfolios.

These assets will be administered by Bradesco, managed by BRAM - Bradesco Asset Management Ltda., and will have the additional support of an Advisory Committee to be formed by professionals from Bradesco and Deutsche Bank. This joining of efforts evidences the interest of the parties in preserving the quality of and increasing the services rendered to current investor customers of Deutsche Bank Investimentos DTVM S.A.

This operation enhances the relationship mantained between Bradesco and Deutsche Bank, instituitions that share the principles of respect for their customers, serious management and transparency.

	Stockholders' equity – R$ million		
	2001		
	December	September	June
Fixed Income Funds	40,536	39,443	38,391
Bradesco	40,180	37,132	35,647
BCN	–	1,969	2,057
Baneb	–	–	82
Boavista	–	–	281
FAPI (Bradesco Previdência e Seguros)	356	342	324
Variable Income Funds	1,369	1,491	1,594
Bradesco	1,369	1,347	1,356
BCN	–	144	197
Boavista	–	–	41
Total Stockholders' equity of Funds	41,905	40,934	39,985
Fixed Income Customer Portfolios	12,544	11,077	10,744
Bradesco	12,544	10,927	10,469
BCN	–	150	267
Boavista	–	–	8
Variable Income Customer Portfolios	4,593	4,657	4,973
Bradesco	4,593	4,474	4,798
BCN	–	183	25
Boavista	–	–	150
Total Stockholders' equity of Portfolios	17,137	15,734	15,717
Total	59,042	56,668	55,702

Asset Management (Investment Funds)


R$ million
13,717
12,784
17,871
26,520
38,097
41,905
1996
1997
1998
1999
2000
2001

Promotion of DI Funds in ShopInvest is a funding success

The Funds promotion, which are investments held through ShopInvest totaled more than R$ 100 million in funding during the period December 1 to 28, 2001.

The determination and commitment of the staff were important factors for the success of the promotion, which strengthened the Internet Channel as a business-fomenting agent.

Funds

Institution	Number of funds: Fixed Income	Number of funds: Variable Income	Number of funds: Total (Fixed income and variable income)	Number of Quotaholder: Fixed Income	Number of Quotaholder: Variable Income	Number of Quotaholder: Total (Fixed income and variable income)
Bradesco	213	36	249	1,896,514	1,120,738	3,017,252

Third Party Portfolio

Instituition	Number of Portfolios: Total	Number of Customers: Total
Bradesco	69	69

Collections

Corporate Collections

Bradesco Collections strengthens its position yearly as an authentic partner in the management of corporate business. Combining high standards of efficiency with latest generation IT resources, Bradesco collections services comprise an efficient and secure tool for use by a wide universe of corporate entities.

Bradesco Computer-Recorded Collections, transmitting and receiving data on a direct computer-to-computer basis, relies on one of the most advanced banking technology systems and offers important productivity gains to companies by permitting the streamlining of services. The available services include electronic collections (computer-recorded), which permit participating companies to consult information online. This system accounts for the processing of 96% of all documents recorded in the Bradesco collections portfolio.

"Pag-For Bradesco" facilitates the management of trade accounts payable for more than 28,000 companies.

Tax and Utilities Collections

Developed on the basis of high standards of efficiency and quality, Bradesco tax and utility collections serve a double purpose. On the one hand, they seek to provide customer satisfaction with appropriate and innovative solutions for the settlement of taxes, duties and contributions. On the other, they work efficiently and in close co-operation with government departments in the federal, state and municipal spheres, as well as public utility concessionaires.

Bradesco's tax and utility collection services are distinguished by the speed and security of the data transmitted and amounts collected.

	R$ billions					
	2001			2000		
	December Accumulated	4th Qtr.	3rd Qtr.	December Accumulated	4th Qtr.	3rd Qtr.
Corporate Collections (*)	590.8	149.7	143.1	489.4	134.2	126.6
"Pag-For"	147.2	45.4	38.8	94.2	25.7	24.6
Corporate Colections + "Pag-For"	738.0	195.1	181.9	583.6	159.9	151.2
Tax	62.8	18.0	15.3	53.6	17.3	13.2
Water, Electric Power, Telephone, Gas	10.5	2.7	2.6	9.1	2.6	2.4
Social Security	11.6	3.8	2.8	10.0	3.5	2.4
Tax and Utility Collections	84.9	24.5	20.7	72.7	23.4	18.0

	In millions of operations					
	2001			2000		
	December Accumulated	4th Qtr.	3rd Qtr.	December Accumulated	4th Qtr.	3rd Qtr.
Corporate Collections (*)	657.8	166.2	161.1	632.8	172.2	159.8
"Pag-For"	50.2	14.3	13.3	33.9	9.9	9.1
Corporate Collections + "Pag-For"	708.0	180.5	174.4	666.7	182.1	168.9
Tax	51.4	14.0	12.0	50.3	13.9	11.7
Water, Electric Power, Telephone and Gas (a)	100.9	25.8	25.0	94.9	25.0	24.7
Social Security	44.3	11.4	11.2	41.6	11.9	10.6
Tax and Utility Collections (b)	196.6	51.2	48.2	186.8	50.8	47.0

(*) Refers to total amount transacted (funds obtained, write offs, credits, etc)

(a) Payment by means of direct debt

43,405 million – January to December/2000

44,562 million – January to December/2001

(b) Total Beneficiaries over 3,133 thousand retired persons and pensioners (equivalent to 16.2% of the population tied to INSS).

Collections and "Pag-For" Growth


214.1
328.5
414.4
583.6
738.0
1997
1998
1999
2000
2001
Volume (R$ billions)
451.0
486.0
516.0
666.7
708.0
1997
1998
1999
2000
2001
Quantity of operations (millions)

Tax and Utility Collections Growth


42.6
47.5
57.0
72.7
84.9
1997
1998
1999
2000
2001
Volume (R$ billions)
110.2
144.3
156.4
186.8
196.6
1997
1998
1999
2000
2001
Quantity of operations (millions)

Cards (In million)

	2001			2000		
	December Accumulated	4th Qtr.	3rd Qtr.	December Accumulated	4th Qtr.	3rd Qtr.
Card Base	29.0	29.0	28.2	24.6	24.6	22.9
Credit	4.7	-	4.6	4.4	-	4.1
Debit	24.3	-	23.6	20.2	-	18.8
Transactions- R$	9,270.9	2,682.7	2,301.9	7,183.2	2,186.3	1,777.8
Credit	6,752.0	1,827.0	1,672.0	5,918.0	1,704.0	1,449.0
Debit	2,518.9	855.7	629.9	1,265.2	482.3	328.8
Number of Transactions	183.2	52.0	45.9	144.3	42.5	35.7
Credit	117.6	30.3	29.1	113.5	30.8	27.5
Debit	65.6	21.7	16.8	30.8	11.7	8.2

Bradesco is the largest Visa issuer in Brazil, with 43.3% of the card base and 24.6% of sales, and one of Brazil's largest independent Credit Card issuers. Its portfolio includes different types of products and services of the Visa and Mastercard brands, with the purpose of serving all income brackets of the Brazilian population. We provide products and services embracing various segments of the market, offering the "Visa Fácil" (Easy Visa) and Infinity Card, with credit limits correlative to the segment.

In addition to Visa and Mastercard, Diners Club and American Express products and services are also offered through BCN.

As of 1999, Bradesco started transforming its Bradesco Instantaneous cards into Multiple cards, with debit and credit functions, permitting purchase payments throughout the Visa Electron network of establishments in Brazil, and withdrawals in the Visa Plus Network Abroad.

The Electron function in Debt Cards provides the market: operational savings for substituting transactions with check for electronic transactions, reduction of ATM withdrawals and credit risk to establishments. For Bradesco, the benefit of the exchange rate of purchase.

Billings for the year 2001 totaled R$ 9.3 billion, a growth of 29% in relation to the same period of last year, and a growth rate of 27% in the number of transactions.

In consonance with its strategy of constant technological innovation, Bradesco has been substituting its card with magnetic strip base with cards with chips, a microcircuit that guarantees its members greater security and speed in operations, and increase in the functions offered – besides credit, Visa Cash (electronic currency).

Bradesco, along with Visa and other banks - partners in Visanet - signed a Statement of Principles for the incorporation of the company "Visa Vale", which is a joint venture that will be operating in the benefits voucher business (meal voucher, food voucher and others), with the objective of offering new product alternatives to the market.

Fidelity Building Programs

Smart Club – a multi-fidelity program developed in association with large companies, in which members are awarded points by Smart Card whenever they purchase products and/or services from accredited companies and make the respective payment with the Bradesco Credit Card.

Smiles – a benefits program, in which miles are accumulated by members whenever they pay for expenses using the Bradesco Gold credit card, which can be exchanged for VARIG airline tickets and those of other company partners of the program.

TAM - a co-branded program, managed by BCN, accumulates points (miles) in accordance with the use of the Card.

The network of commercial establishments associated with the Visa system is managed in Brazil by Companhia Brasileira de Meios de Pagamentos - Visanet, in which Bradesco has an indirect capital holding of 39.1%. In 2001, Visanet posted sales of R$ 32.6 billion.

Bradesco and BCN credit cards are also accepted throughout the Visa International network, comprising more than 19 million establishments and electronic cash-points in 249 countries.

Historical Data:

- 1968 – Bradesco Credit Card launched – the first Credit Card in Brazil.
- As from 1991, already associated to Visa International, Bradesco began to issue cards that were also valid Abroad.
- In 1993, Bradesco launched the first Visa Affinity and Co-branded Cards. Presently, it has more than 76 Bradesco, Affinity and Co-Branded Credit Card Groups.
- In 1995 – Incorporation of Aquire Visanet, together with other banks and Visa.
- In September 1996, Bradesco also began issuing Bradesco Credit Cards with the Mastercard emblem.
- In June 1999 – Bradesco launched the Bradesco Visa Electron card.
- In August 1999, Bradesco issued the first chip Visa Cards in Brazil, the Smart Cards, consolidating its course by constant innovations.
- In May 2001, Bradesco launched the chip Mastercard.
- In November 2001 – Bradesco launched the Bradesco Infinity card.

Share, Custody and Controllership Services

With an appropriate infrastructure and specialized personnel, Bradesco offers its clients Custody of security assets, Controllership, DR-Depositary Receipt, BDR-Brazilian Depositary Receipt and bookkeeping services of Stocks, Debentures and Investment Fund Quotas.

175	Companies make up the Bradesco Book Entry Stock System, comprising R$ 5.6 million stockholders;
27	Companies with debentures, a total of R$ 8.9 billion issued;
250	Customers using custody services, representing total assets of R$ 53.1 billion;
325	Investment Funds and Custody Managed Portfolios, with equity of R$ 75.5 billion;
11	Book Entry Investment Funds, with a market value of R$ 1.1 billion;
09	Registered DR Programs, with a market value of R$ 3.7 billion; and
02	Registered BDR Programs, with a market value of R$ 1.1 billion.

Banks and Other Financial Subsidiaries

5

BCN

Consolidated Balance Sheet - In millions of reais

	2001		2000	
	December	September	December	September
ASSETS				
Current and long term assets	17,444	18,685	13,169	13,093
Cash and cash equivalents	589	564	119	100
Interbank investment	137	324	346	524
Securities	5,987	7,027	4,087	4,082
Interbank and interdepartamental accounts	370	475	240	212
Credit and leasing operations	8,336	8,032	6,290	5,540
Other receivables and assets	2,025	2,263	2,087	2,635
Permanent	342	322	191	211
Total	17,786	19,007	13,360	13,304
LIABILITIES				
Current and long-term liabilities	16,520	17,794	12,294	12,280
Time, demand and interbank deposits	8,043	7,621	3,706	3,406
Savings deposits	656	656	592	664
Money market repurchase commitments and debt securities	3,631	4,759	3,927	3,663
Interbank and interdepartamental accounts	64	32	64	66
Borrowing and onlendings	2,619	2,909	2,194	2,076
Other liabilities	1,507	1,817	1,811	2,405
Deferred income	2	2	1	1
Stockholders' equity	1,264	1,211	1,065	1,023
Total	17,786	19,007	13,360	13,304

Statement of Income - In millions of reais

	2001			2000		
	December Acumulated	4th Qtr.	3rd Qtr.	December Acumulated	4th Qtr.	3rd Qtr.
Income from financial intermediation	3,867	816	1,255	2,591	747	663
Expenses from financial intermediation	(2,580)	(379)	(922)	(1,598)	(484)	(396)
Gross profit from financial intermediation	1,287	437	333	993	263	267
Other operating income (expenses)	(910)	(299)	(244)	(674)	(178)	(183)
Operating income	377	138	89	319	85	84
Non-operating income	35	–	(3)	17	1	2
Income before taxes on income and profit sharing	412	138	86	336	86	86
Income tax and social contribution	(115)	(56)	(15)	(69)	(17)	(17)
Employee profit sharing	(17)	(6)	(4)	(17)	(6)	(6)
Net income	280	76	67	250	63	63

BCN

Incorporated by Bradesco as of December 1997, BCN closed 2001 meeting the challenges proposed by its controller. BCN operates as an independent financial institution and is devoted to serving a differentiated public, made up of medium and small-sized companies and individuals with incomes in excess of R$ 1,500.00. In order to operate in an increasingly intense manner with its customers and compete in the market, in pursuit of a substantial increase in the number of accounts holders, BCN capitalized on relationship vocation as its core strategy in 2001.

On the basis of this concept, it took steps to implement and improve actions, products and services capable of intensifying the personalization of service, which will also be the Bank's major focus in 2002. During this last year numerous actions were applied in the branch network with the aim of ensuring clients the satisfaction of having an effectively partner bank.

In order to develop and implement these actions, BCN relied on specialized teams for customer service distributed in the Corporate BCN segments, devoted to corporate customers with annual Sales of between R$ 15 million and R$ 180 million, and BCN Personal, comprising companies with annual sales of up to R$ 15 million and Individuals. In the forefront of this service, is the Bank's branch network, which has operated in a segmented manner since 1997, and began to offer highly specialized services, such as financial consulting, made possible with the creation of a BCN Investment area, which congregates a team that is highly specialized in various types of investments. The objective of creating an Investment Management Area, besides intensifying the partnership with clients, was to further increase the bank's capacity of rendering complete and exceptionally specialized service to all its customers.

The Bank's determination of excelling in the quality of its relationship with its customers also served as a parameter for the development of actions in respect to the New Brazilian Payments System. Under the leadership of Organização Bradesco, the internal BCN teams developed a series of actions with the aim of providing their employees with ample and profound orientation on the system that is expected to be effective as of April of this year. Procedures included the communication and training of infrastructure and service teams, both in the branch network and in Self-service, which includes "Linha Viva" (Life Line) and BCNNet Internet Banking - www.bcn.com.br . A 0800 line was also created to clarify doubts, in addition to printed materials and events especially designed for Individual customers.

Indeed, the BCN Self-Service network continued to account for the highest number of service points in the country. In addition to remote channels, such as Internet Banking, "Linha Viva" and "Alô BCN" (Hello BCN) (all by telephone) BCN clients have at their disposal 20,078 ATM machines of the BDN - Bradesco Day and Night network -, 927 BCN Self-Service points, including branches and service posts, and 2,053 units of "Banco24Horas" (Bank 24Hours). At December 31, BCN's service network was composed of 204 branches in the Country, 1 branch in Grand Cayman, 145 PABs, PAEs and PAPs. This entire service infrastructure was provided to a total of 520 thousand account holding customers, of which 402 thousand are individuals and 118 thousand Companies, in addition to 119 thousand non-account holding customers. Savings accounts totaled 550 thousand and the number of credit cards 165 thousand at December 2001.

A new brand name for BCN

A notable fact in the more than 70-year history of BCN occurred in April 2001, with the launching of a new brand and company name for the Bank, which became Banco BCN S.A. Translating concepts of modernity, speed, vigor, visibility and integration for Organização Bradesco, the new brand further symbolized the emergence of a new team, derived from the two institutions BCN and Banco Boavista. Rapidly stamped in the branch network throughout the country, the new brand name in bold letters in a shade of red was gradually introduced into the Bank's products, such as checkbooks and the ATMs. The media also ran a new campaign to communicate the new BCN brand to the public.

BCN Banco BCN SA

Relationship Account maintains a differentiated service

A reference of reciprocity for the financial market client, the Relationship Account launched for Individual customers in 1997 was also the target of investments by BCN, which maintains it as the most complete program of benefits in the country. In addition to operating with a version focusing on Corporate customers with annual sales of up to R$ 5 million, BCN increased the sources for the generation of points for Individual clients, through the inclusion of Private Pension Plans, enabling them to benefit from a 100% reduction in fees, exemption (12 to 18 days) or reduction (up to 60%) of the interest on Overdraft Accounts, a free choice of the payment date of the charges generated by Overdraft Accounts, draws of weekly premiums in cash (up to R$ 60 thousand) and of the series of premiums distributed by the Smart Program, for which BCN continues being the only bank to continue awarding points, both through its BCN Visa Credit card and the Relationship Account.

Also in the relationship field, BCN re-launched the TAM BCN card, of the Visa and MasterCard emblems, constituting a significant partnership with the airline company. This system is capable of generating mileage 25% faster than the majority of the cards existing in the market. Launched in the second semester, the product was extensively publicized and was the subject of internal incentive campaign, geared to the sales area.

All these actions, as well as the daily routine, where service is seen as a prime factor for market differentiation, contributed to a significant growth, both in the Bank's customers base, and in the Partnership Level that the Bank maintains with each of its account holders. For them, the Bank maintains the commitment of dedicating constant efforts to create solutions and anticipate tendencies in products and services capable of strengthening relationships and service personalization.

Associated companies provide support for differentiated service

Continental Banco S.A., which was incorporated into BCN at the end of 1998 and operates with a focus on retail and a strong presence in vehicle financing, assumed greater significance in the Bank's results, and achieved leadership among the financing companies with activities in the country, operating with Direct Consumer Credit (CDC) and Leasing.

BCN Leasing Arrendamento Mercantil S.A., which is also one of the leaders of its market segment, continued embracing a diversification strategy in the segments in which it operates and the implementation of operating agreements with large manufacturers of various types of equipment. In 2001, the company adopted the BCN Financiamentos brand name, with the objective of strengthening its operating strategy with the market, guaranteeing significant support to the BCN network in attending to the needs of customers from various points around the country, including companies from various segments of the market.

A year of mergers for BCN

One of the major impacts on growth verified by BCN in 2001 was the merger of Banco Boavista InterAtlântico S.A., whose controlling stocks were acquired by Bradesco in October 2000, the month that BCN acquired the totality of the stock of Banco das Nações S.A. In March 2001, BCN acquired from its controller, Bradesco, 99.98% of the capital stock of Banco de Crédito Real de Minas Gerais S.A., an institution with a Stockholders' Equity of R$ 1.9 billion at the time. The incorporation of assets, liabilities and of the branches of Banco Boavista, as a result of the spin-off that occurred on April 12, with the base date of March 31, 2001, totaled R$ 1.6 billion in assets on that date. An important aspect is that Banco Boavista continues as a member institution of Organização Bradesco.

Performance

Net Income and Stockholders' Equity

Banco BCN S.A. booked net income of R$ 280 million in 2001, 12.0% higher than the previous year, and profitability over Stockholders' Equity of R$ 1.3 billion, representing an increase of 22.2%.

Assets and Liabilities

BCN's Total Assets amounted to R$ 17.8 billion at December 31, 2001, representing a growth of 33.1% in relation to the year 2000. The most outstanding accounts were Credit Operations and Leasing, with growth of R$ 2.0 billion. It is important to note that the chief variance in this item occurred in CDC (Direct Consumer Credit), which grew R$ 1.1 billion. An increase in the Securities portfolio was also verified of R$ 1.9 billion.

The growth in Funding can basically be attributed to Demand, Time and Interbank Deposits: a R$ 4.3 billion growth during the period, concentrated in Interbank deposits with a growth of R$ 3.2 billion. An increase of R$ 1.0 billion was verified in Time Deposits.

BRAM - Bradesco Asset Management -, a company created this year by Bradesco, took over the management of all the Organization's Investment Funds and Managed Portfolios.

Subsequent Event

A strategic partnership, involving Ford and Organização Bradesco was established on January 3, 2002, through subsidiary companies. Unprecedented both in the market and in the history of the auto manufacturer, this agreement is aimed at serving the automobile financing market, increasing the brand's market share in retail, which today involves assets on the order of R$ 1.0 billion. The measure consolidates the Organization's leadership in the vehicle financing market in the country, through the acquisition of the totality of the capital stock of Ford Leasing S.A. - Arrendamento Mercantil, by Banco BCN S.A.; of the credits and other rights of the Loans and CDC (Direct Consumer Credit) portfolio of Banco Ford S.A. and financing of new business, by Continental Banco S.A., and of an arrangement to serve the customers of Ford's dealer network, through Continental Promotora de Vendas Ltda.

Continental Banco

Balance Sheet - In millions of reais

	2001		2000	
	December	September	December	September
ASSETS				
Current and long-term receivables	2,030	1,875	1,431	1,249
Cash and cash equivalents	1	1	–	–
Interbank investment	3	–	2	–
Securities	11	12	16	12
Interbank accounts	8	5	5	4
Credit and leasing operations	1,798	1,659	1,227	1,045
Other receivables and assets	209	198	181	188
Permanent	6	6	6	5
Total	2,036	1,881	1,437	1,254
LIABILITIES				
Current and long-term liabilities	1,885	1,735	1,318	1,139
Demand, time and interbank deposits	1,671	1,529	1,107	932
Money market repurchase commitments and debt securities	4	4	5	2
Interbank and interdepartmental accounts	–	5	–	3
Other liabilites	210	197	206	202
Stockholders' equity	151	146	119	115
Total	2,036	1,881	1,437	1,254

Statement of Income - In millions of reais

	2001			2000		
	December Acumulated	4th Qtr.	3rd Qtr.	December Acumulated	4th Qtr.	3rd Qtr.
Income from financial intermediation	590	174	148	787	114	103
Expenses from financial intermediation	(328)	(104)	(82)	(566)	(48)	(47)
Gross profit from financial intermediation	262	70	66	221	66	56
Other operating income (expenses)	(194)	(53)	(50)	(157)	(50)	(37)
Operating income	68	17	16	64	16	19
Non-operating income	(2)	(1)	(1)	(2)	–	(1)
Income before taxes on income and profit sharing	66	16	15	62	16	18
Income tax and social contribution	(22)	(5)	(5)	(21)	(5)	(6)
Profit sharing	(1)	–	–	(1)	(1)	–
Net income	43	11	10	40	10	12

Continental Banco, which was acquired by Banco BCN in October 1998, operates through its sales promoter, Continental Promotora de Vendas Ltda., which is responsible for prospecting for customers and drawing up credit proposals. With a focus on retail, this Bank achieved the leadership position in the financing of new and used vehicles through direct consumer credit and leasing. In the vehicle segment it operates with dealers in more than 10,500 points distributed throughout the country. It also guarantees its presence on the Internet - www.continentalbanco.com.br and offers services in 855 shops. Simulators, financing with the possibility of premiums, fidelity building programs such as Smart Club, aggregated products, such as Special Savings and Insurance, and speed in the liberation of credit are just some of its instruments to advance in the financial market.

A quality program has been improving Continental's systems and processes, with the aim of achieving excellence in the service provided to its customers, through an advanced call center, an after-sales program and internal campaigns.

In 2001, Continental Promotora de Vendas inaugurated 3 branches: Cascavel-PR, Ouvidor-RJ and Brasília- DF, totaling 39 branches installed in Brazil's main cities at December 31.

Continental Banco closed the year serving some 571 thousand clients.

Performance

Net Income and Stockholders' Equity

Accumulated Net Income for the year 2001 was R$ 43 million, exceeding the R$ 40 million recorded for the previous year by 7.5%, providing profitability of 28.5% in relation to a Stockholders' Equity of R$ 151 million.

Assets and Liabilities

Total Assets amounted to R$ 2.0 billion, growing R$ 599 million in relation to December 2000, exclusively in Direct Consumer Credit, which closed the year with a balance of R$ 1.7 billion, of which R$ 1.6 billion for vehicle financing.

Funds for backing operations, which are basically composed of Interbank Deposits, amounted to R$ 1.7 billion, growing R$ 564 million in relation to the balance of 2000.

Bradesco S.A. - Corretora de Títulos e Valores Mobiliários

Balance Sheet - In millions of reais

	2001		2000	
	December	September	December	September
ASSETS				
Current and long-term assets	242	141	187	399
Interbank investment and securites	69	56	58	58
Other receivables and assets	173	85	129	341
Permanent	18	19	19	18
Total	260	160	206	417
LIABILITIES				
Current and long-term liabilites	186	93	147	362
Other liabilites	186	93	147	362
Stockholders' Equity	74	67	59	55
Total	260	160	206	417

Statement of Income - In millions of reais

	2001			2000		
	December Accumulated	4th Qtr.	3rd Qtr.	December Accumulated	4th Qtr.	3rd Qtr.
Income from financial intermediation	5	5	(1)	14	1	3
Gross profit from financial intermediation	5	5	(1)	14	1	3
Other operating income (expenses), net	13	4	2	20	7	5
Operating income	18	9	1	34	8	8
Non-operating income	(1)	–	–	–	–	–
Income before taxes on income and profit sharing	17	9	1	34	8	8
Income tax and social contribution	(5)	(3)	–	(10)	(2)	(3)
Net income	12	6	1	24	6	5

Bradesco Corretora closed the 4th quarter of 2001 mantaining its outstanding position in the capital market.

We present below a summary of the main activities for the quarter:

Ranked first place in the Futures and Commodities Exchange (BM&F), with 6.2 million contracts negotiated for a financial volume of $ 810.8 billion. Bradesco Corretora's consolidation in this market is the result of work undertaken with large customers, principally with treasury operations of large banks.

During 2001, as part of its plan for continued expansion in the agricultural area, Bradesco Corretora continued with its program to visit and receive producers and brokers from the physical goods market. This expansion is aimed at the diffusion of the futures markets and increase in the number of transactions.

Bradesco Corretora ended the 4th trimester of 2001 in fifth place among the top 10 brokers in the ranking of the São Paulo Stock Exchange - BOVESPA among more than 100 participant broker companies. It served 13,287 investors, undertaking 37,755 stock purchase and sale orders, equivalent to a volume of R$ 2.2 billion.

Electronic trading conducted via the Internet amounted to 22,738 orders executed, with a volume of R$ 123.5 million, representing 6.8% of the total volume operated via Home Broker in BOVESPA (São Paulo Stock Exchange), placing Bradesco Corretora in 2nd place in the ranking for the quarter.

The customers base increased by 42.1%, with 2,805 new customers registered during the period January to December 2001, and during this period a total of 18,566 e-mails was received.

Net Profit recorded for the quarter amounted to R$ 6.5 million, totaling R$ 12.4 million for the year.

At the end of the quarter, Stockholders' equity reached R$ 73.6 million, equivalent to 28.3% of total assets, which amounted to R$ 260.2 million.

Information – Trading at BM&F and BOVESPA

	2001			2000		
	December Accumulated	4th Qtr.	3rd Qtr.	December Accumulated	4th Qtr.	3rd Qtr.
BM&F						
Ranking	1st	1st	1st	1st	1st	1st
Contracts traded (in millions)	26.9	6.2	6.2	17.0	6.6	4.8
Financial volume (R$ billion)	3,252.7	810.8	793.1	1,602.5	660.6	456.7
Stock Exchange						
Position in Ranking	9th	9th	9th	5th	4th	5th
Investors serviced	66,846	13,287	16,447	132,263	47,678	53,254
Orders executed	160,420	37,755	35,815	175,431	31,135	55,520
Volume traded (R$ billion)	9.5	2.2	2.1	12.1	3.2	3.1
Home Broker						
Customers	9,473	9,473	8,830	6,668	6,668	6,082
Orders carried executed	88,831	22,738	23,414	60,028	18,685	20,469
Volume traded (R$ million)	393.3	123.5	98.0	252.3	73.6	90.4

Bradesco Securities Inc.

Balance Sheet - In thousands of reais

	2001		2000	
	December	September	December	September
ASSETS				
Current and long-term assets	3,260	4,114	3,735	3,683
Cash and cash equivalents	333	407	496	581
Securities	2,917	3,692	3,239	3,102
Other credits and other assets	10	15	–	–
Permanent	134	164	77	–
Total	3,394	4,278	3,812	3,683
LIABILITIES				
Current and long-term liabilities	158	102	–	–
Other liabilities	158	102	–	–
Stockholder's equity	3,236	4,176	3,812	3,683
Total	3,394	4,278	3,812	3,683

Statement of Income - In thousands of reais

	2001			2000		
	December Accumulated	4th Qtr.	3rd Qtr.	December Accumulated	4th Qtr.	3rd Qtr.
Income from financial intermediation	185	10	72	74	61	13
Gross profit from financial intermediation	185	10	72	74	61	13
Other operating results (expenses)	(1,473)	(266)	(473)	(172)	(155)	(17)
Operating results	(1,288)	(256)	(401)	(98)	(94)	(4)
Income before taxes on income and profit sharing	(1,288)	(256)	(401)	(98)	(94)	(4)
Loss	(1,288)	(256)	(401)	(98)	(94)	(4)

Bradesco Securities, Inc., a wholly owned subsidiary of Bradesco, is authorized to operate as a broker dealer in the USA. The new company will focus on acting as intermediary in the purchase and sale of stocks, with emphasis on ADR operations. Bradesco Securities is also authorized to operate with Bonds, Commercial Papers, certificates of deposit, and can also provide Investment Advisory services. There are more than 80 ADR programs from Brazilian companies traded in New York and the growing interest on the part of foreign investors in emerging markets has encouraged Bradesco to act as a broker dealer in the USA. With this initiative, the Bank aims to provide a service that meets the requirements of investors who operate funds on a global basis, investing part of this flow in emerging countries such as Brazil.

Leasing [1]

Balance Sheet - In millions of reais

	2001		2000	
	December	September	December	September
ASSETS				
Current and long-term assets	2,297	1,798	2,029	1,746
Cash and cash equivalents	2	9	23	5
Interbank investment	579	–	158	153
Securities	17	12	14	12
Credit and leasing operations	1,409	1,486	1,542	1,320
Other receivables and assets	290	291	292	256
Permanent	50	13	13	14
Total	2,347	1,811	2,042	1,760
LIABILITIES				
Current and long-term liabilities	1,615	1,105	1,385	1,132
Demand, time and interbank deposits	272	452	567	405
Money market repurchase commitments and debt securities	–	–	158	153
Borrowings and onlendings	157	226	185	193
Other liabilities	1,186	427	475	381
Stockholders' equity	732	706	657	628
Total	2,347	1,811	2,042	1,760

Statement of Income - In millions of reais

	2001			2000		
	December Accumulated	4th Qtr.	3rd Qtr.	December Accumulated	4th Qtr.	3rd Qtr.
Income from financial intermediation	298	38	105	252	102	64
Expenses from financial intermediation	(151)	7	(61)	(73)	(52)	(25)
Gross profit from financial intermediation	147	45	44	179	50	39
Other operating income (expenses), net	(42)	(14)	(9)	(66)	(34)	(15)
Operating income	105	31	35	113	16	24
Non-operating income	29	7	4	30	7	4
Income before taxes on income and profit sharing	134	38	39	143	23	28
Income tax and social contribution	(43)	(13)	(13)	(47)	(8)	(9)
Net income	91	25	26	96	15	19

(1) Includes: Bradesco Leasing, BCN Leasing and Boavista S.A. Arrendamento Mercantil

Bradesco's leasing operations are carried out through its subsidiaries Bradesco Leasing S.A. Arrendamento Mercantil, BCN Leasing Arrendamento Mercantil S.A. and Boavista S.A. Arrendamento Mercantil.

At December 31, 2001, Bradesco's leasing operations totaled R$ 1,720 million (present value) with 91,061 contracts.

Bradesco's leasing portfolio experienced a decrease of 6.0% at December 31, 2001 in comparison to September 30, 2001. In accordance with the Brazilian Association of Leasing Companies - ABEL, Bradesco is in first position in the national ranking of leasing companies, holding a 14.6% market share (November/2001).

Bradesco leases different types of assets including light vehicles (cars) and heavy vehicles (buses and trucks), airplanes, machinery, equipment and computers.

The following chart presents the composition of Bradesco's consolidated leasing portfolio by types of asset.

Portfolio by Type of Asset at December 31, 2001


(%)
Machinery and Equipment
23.3
Computers
14.0
Others
3.2
Vehicles
59.5

Insurance, Private Pension and Special Savings

6

Insurance(1)

Balance Sheet - In millions of Reais

	2001		2000	
	December	September	December	September
ASSETS				
Current and long-term assets	3,359	2,891	2,643	2,749
Securities	1,678	1,420	1,239	1,336
Insurance operations and other assets	1,681	1,471	1,404	1,413
Permanent assets	1,847	2,124	1,815	2,104
Total	5,206	5,015	4,458	4,853
LIABILITIES				
Current and long-term liabilities	1,398	1,215	1,141	877
Taxes payable	526	478	457	429
Insurance related payables	293	259	207	172
Other liabilities	579	478	477	276
Technical reserves	1,395	1,394	1,369	1,288
Minority interest	82	85	129	150
Stockholders' equity	2,331	2,321	1,819	2,538
Total	5,206	5,015	4,458	4,853

Statement of Income - In millions of reais

	2001			2000		
	December Accumulated	4th Qtr.	3rd Qtr.	December Accumulated	4th Qtr.	3rd Qtr.
Earned Points	4,353	1,105	1,144	3,514	916	895
Claims and claims expenses	(3,241)	(846)	(864)	(2,509)	(656)	(652)
Selling expenses	(580)	(141)	(149)	(556)	(142)	(145)
Other operating income (expenses)	(25)	(13)	(28)	(9)	(3)	(8)
Contribution margin	507	105	103	440	121	90
Administrative costs	(534)	(136)	(137)	(439)	(134)	(116)
Taxes	(72)	(18)	(17)	(73)	(18)	(15)
Financial results	312	135	50	392	177	71
Operating income	213	87	(1)	320	146	30
Other non operating income (expenses)	75	91	13	81	(1)	16
Results of investments in associated companies	615	192	182	295	16	106
Profit sharing	(11)	(3)	(2)	(7)	-	4
Minority interest	(5)	(1)	-	(23)	(2)	(4)
Income before income tax and social contribution	887	366	192	666	159	152
Income tax and social contribution	(72)	(56)	(11)	(67)	(12)	(14)
Net Income	815	310	181	599	147	138

NB.: Includes insurance premiums issued by Bradesco Previdência e Seguros S.A.

(1) Includes Bradesco Seguros, Atlântica Bradesco Seguros, Cia. de Seguros Tranquilidade - Brasil, Prudential Bradesco Seguros, Indiana Seguros, BCN Seguradora, Bradesco Saúde and Cia. União Novo Hamburgo de Seguros.

Performance (Annualized)

	%			
	2001		2000	
	December	September	December	September
Claims ratio (1)	74.4	73.7	71.4	71.7
Selling ratio (2)	13.3	13.5	15.8	16.0
Combined ratio (3)	102.3	101.6	102.0	102.4
Expanded combined ratio (4)	95.4	96.3	91.8	94.4

(1) Retained claims - earned premiums

(2) Selling expenses - earned premiums

(3) (Retained claims + Selling expenses + Administrative costs + Taxes + Other operating expenses) - Earned premiums

(4) (Retained claims + Selling expenses + Administrative costs + Taxes + Other operating expenses) - (Earned premiums + Financial result on earned premium)

The maintenance of the performance ratios of Bradesco Seguros in relation to the previous year, with a tendency of improvement, evidences the adequacy of the pricing and selectivity policy in the acceptance of risks. Mention should be made of the decline in the selling ratio from 15.8% in December 2000 to 13.3% in December 2001.

Insurance Premiums – Market Share (%)


AGF
3.9
Unibanco
5.0
Itaú
6.4
Porto Seguro
7.3
Others
37.3
Sul América
19.6
Bradesco
20.5
Source: SUSEP and ANS- November/2001

We continue with the most suitable pricing policy in the automobile portfolio and greater selectivity in the acceptance of risks in the automotive and elementary segments portfolio, contributing to the maintenance of claim ratios at satisfactory levels.

Increase of Technical Provisions


R$ million
604
763
1,156
1,354
1,370
1,395
1996
1997
1998
1999
2000
2001

Evolution of Guaranteeing Assets of Technical Reserves


R$ million
842
1,050
1,169
1,544
1,497
1,502
1996
1997
1998
1999
2000
2001

Income from Premiums by Insurance Line

Accumulated – R$ millions

Insurance	2001 December Accumulated	2001 4th Qtr.	2001 3rd Qtr.	2000 December Accumulated	2000 4th Qtr.	2000 3rd Qtr.
Health	2,075	523	563	1,546	410	392
Auto/RCF (Optional third-party liability)	1,144	304	300	924	245	235
Life/Personal Accident (PA)	740	192	157	643	169	176
Housing	21	5	5	20	4	5
Transport	105	25	27	95	25	37
Property risks	111	24	25	136	32	40
DPVAT	136	26	63	122	23	34
Other lines	21	6	4	28	8	(24)
Total	4,353	1,105	1,144	3,514	916	895

Premium Income by Insurance Line - December (%)


Insurance
Health
47.7
44.0
Auto/RCF
(Optional third-party liability)
26.3
26.3
Life/Personal Accident (PA)
17.0
18.3
Housing
0.5
0.6
Transport
2.4
2.7
Property risks
2.5
3.9
DPVAT
3.1
3.5
Other lines
0.5
0.8
2001
2000

Claims Ratios – % (Previous 12 months)


72.2
72.0
71.4
70.8
72.9
73.1
72.6
72.8
73.4
73.8
73.6
74.4
Jan./01
Feb./01
Mar./01
Apr./01
May/01
Jun./01
Jul./01
Aug./01
Sep./01
Oct./01
Nov./01
Dec./01

Number of Insured – Thousands


2,313 2,305 2,370 2,318
Health and Dental
4,211 4,559 4,536 4,620
Life/PA
835 864 935 915
Auto/RCF
284 360 590 640
Property
7,643 8,088 8,431 8,493
Total
Sep./2000
Dec./2000
Sep./2001
Dec./2001

Brazilian consumers still consider buying Health Insurance to be the best alternative for acquiring hospital and medical service. Bradesco Saúde has maintained a significant position in this market.

The growth in the number of company customers that offer Bradesco Saúde to their employees reveals the Insurance Company's high level of expertise in providing Company Insurance, which is the great differential in the Health Insurance Market.

Approximately 13,000 companies in Brazil have acquired Bradesco Health Insurance, and of the 100 largest companies in Brazil (Exame magazine), 38 have Bradesco insurance in the Health/Dental Health sector.

The number of policyholders and the growth in income in the Life and Personal Accident sectors in relation to the same period of the previous year confirm Bradesco's absolute leadership position in these sectors. We emphasize the maintenance of investments in the training of its distributors for the achievement of this result.

In the Automobile and RCF sectors, Bradesco has recorded significant growth in relation to year 2000 in the number of vehicles insured, maintaining a policy of offering more reasonable premiums and selectivity in accepting risks.

In the Elementary Segments area we present a very significant increase in the number of customers, particularly on account of the excellent Sales performance of standardized products, with emphasis on Bradesco Seguro Residencial Simplificado (Bradesco Simplified Residential Insurance).

In the Corporate Insurance segment, we maintained our market leader position, increasing our share. It is important to note the outstanding performance of the Transport, Engineering Risk and Operating Risk Insurance segments.

It is also important to mention that we are present, leading or participating in the insurances of the largest companies in operation in our country.

Our policy of prioritizing Results was maintained without prejudice to the increase in production owing to the excellent technical conditions and risk analysis that we are using.

Awards

Bradesco Seguros:

01. Distinction in Marketing (ABMN) - Case: Orquestra Bradesco Seguros (Bradesco Seguros Orchestra);

02. Marketing Best 2001 (Ed.Referência/FGV/Madia) - Case: Orquestra Bradesco Seguros;

03.Top of Marketing (ADVB) - Institutional campaign "Nós cuidamos bem de tudo que você quer bem" ("We take good care of everything you care for";

04.Top of Mind iBrands - Insurance Company category, as one of the brands that stood out most in the minds of Internet users;

05.Best Property Insurer (Global Finance) - best Insurance Company in the Asset Risks category.

Bradesco Saúde:

01. Top Hospital Category Award 2001 (the most important title in the ranking of the Brazilian medical-hospital market) - the most remembered brand and highlight of the year in the Health Insurance item;

02.Best Company in Rio de Janeiro in the Medical and Hospital Services Segment (Fundação Instituto Miguel Calmom de Estudos Sociais e Econômicos) - for its economic and financial performance;

03.ACOESP 2001 Certificate - Best Health Plan Operators (Association of Medical Clinics and Doctor Surgeries of the State of São Paulo).

Bradesco Private Pension Plans

Balance Sheet - In millions of reais

	2001		2000	
	December	September	December	September
ASSETS				
Current and long-term assets	12,202	10,225	8,048	7,528
Cash and cash equivalents	8	12	31	11
Interbank investment	16	16	15	15
Securities	11,731	9,668	7,773	7,287
Insurance operations and other receivables	447	529	229	215
Permanent assests	302	1,057	926	775
Total	12,504	11,282	8,974	8,303
LIABILITES				
Current and long-term liabilites	665	641	445	462
Tax payables	196	270	112	219
Committed technical reserves	221	102	30	45
Debts from insurance and private pension plans	215	217	142	156
Other liabilites	33	52	161	42
Technical Reserves	10,886	9,689	7,799	7,035
Stockholders' equity	953	952	730	806
Total	12,504	11,282	8,974	8,303

Statement of Income - In millions of reais

	2001			2000		
	December Accumulated	4th Trim.	3rd Trim.	December Accumulated	4th Trim.	3rd Trim.
Written premiums	433	191	187	75	18	17
Variation in premium reserves	(63)	(25)	(37)	(2)	-	(2)
Earned premiums	370	166	150	73	18	15
Retained claims	(197)	(88)	(86)	(31)	(4)	(9)
Selling expenses – Insurance	(122)	(56)	(51)	(10)	(3)	(2)
Other operating income expenses	49	11	13	19	9	4
Income from net contributions	1,385	442	328	844	235	242
Expenses with pension plan benefits	(1,447)	(494)	(324)	(913)	(237)	(213)
Selling expenses – Pension plan	(114)	(28)	(29)	(95)	(27)	(24)
Adminstrative expenses	(155)	(53)	(36)	(111)	(32)	(26)
Tax expenses	(16)	(5)	(4)	(12)	(3)	(5)
Financial income	1,701	537	441	1,311	344	314
Financial expenses	(1,212)	(392)	(324)	(955)	(279)	(240)
Property income and expenses	8	3	2	4	1	1
Non-operating results	116	23	26	185	55	29
Income before taxes and profit sharing	366	66	106	309	77	86
Taxes and profit sharing	(91)	4	(35)	79	(3)	(30)
Net income	275	70	71	230	74	56

Income from Plans – Market Share (%)


Others
23.3
HSBC Seguros
5.8
Unibanco AIG Prever
7.5
ItaúPrev
8.0
BrasilPrev
12.2
Bradesco Vida e Previdência
43.2
Source: ANAPP - National Private Pension Plan Association
Accummulated data to November/2001

Bradesco Vida e Previdência, since its foundation in 1981, has been recording high levels of growth, confirming its leadership in a sector, which, from the early nineties, has shown considerable potential for expansion.

Income from its private pension plans has grown some 50% per year over the last five years, maintaining its leadership with 43.2% of the market, the result of a sound product development policy structured around innovative and flexible options.

Products bearing the Bradesco Previdência hallmark reflect the company's efforts to remain ahead of its time, sensitive to the ways of the future.

Increase of Technical Reserves


R$ million
1,895
2,607
3,618
5,459
7,829
11,107
1996
1997
1998
1999
2000
2001

Providing security for its participants and beneficiaries, Bradesco Vida e Previdência recorded a growing strengthening of its technical provisions. In 2001, technical provisions recorded an increase of 42% compared to 2000, emphasizing its capacity to fulfill the commitments assumed.

As a result of Bradesco Vida e Previdência's serious commitment to the future of its participants, it was indicated as the largest company in the ranking of quoted private pension companies in Brazil.

Guaranteeing Assets - Market Share (%)


Others
18.1
ItaúPrev
6.2
Caixa Vida e Previdência
5.0
Unibanco AIG Prever
7.2
BrasilPrev
11.1
Bradesco Vida e Previdência
52.4

Source: ANAPP - National Private Pension Plan Association
Acummulated data to November/2001

Reflecting the growth in income from private pension plans, Bradesco Vida e Previdência closed the year with a high level of capitalization. The investment portfolio presents an ongoing evolution of amounts and results, well above the required volume of technical reserves.

Its 52.4% share of this segment, one of the main market indicators, confirms the company's success and commitment to the implementation of its policy

Increase of Guaranteeing Assets


R$ million
2,541
3,344
4,207
6,683
9,097
12,526
1996
1997
1998
1999
2000
2001

Increase of Participants


thousands
278
403
525
657
928
1,101
1996
1997
1998
1999
2000
2001

During the period of 2001, Bradesco Vida e Previdência signed new contracts for individual and company plans, which were responsible for growth of **18.6%** in the number of participants compared to performance recorded in 2000. Total plan participants surpassed **1 million**, representing more than **50%** of the total Brazilian market of private pension plans

Special Savings[2]

ISO 9002

Balance Sheet - In millions of reais

	2001		2000	
	December	September	December	September
ASSETS				
Current and long-term receivables	1,581	1,297	1,079	1,168
Securites	1,453	1,193	1,026	1,086
Other receivables	128	104	53	82
Permanent assets	294	566	543	580
Total	1,875	1,863	1,622	1,748
LIABILITIES				
Liabilites and stockholders' equity	218	185	285	280
Tax payables	205	177	175	186
Other liabilites	13	8	110	94
Technical provision	1,336	1,330	1,126	1,021
Stockholders' equity	321	348	211	447
Total	1,875	1,863	1,622	1,748

Statements of Income - In millions of reais

	2001			2000		
	December Accumulated	4th Qtr.	3rd Qtr.	December Accumulated	4th Qtr.	3rd Qtr.
Income from special savings	933	228	220	798	232	197
Variation in technical reserves	(159)	(16)	(46)	(371)	(110)	(92)
Matured special savings	(745)	(215)	(166)	(390)	(126)	(98)
Matured special savings	(707)	(207)	(158)	(357)	(120)	(90)
Winning special savings	(38)	(8)	(8)	(33)	(6)	(8)
Other operating income (expenses)	-	-	-	-	10	-
Financial result	211	104	18	177	28	41
Administrative expenses	(61)	(18)	(13)	(59)	(7)	(20)
Equity results	72	19	30	59	19	14
Non-operating income	26	(3)	11	38	14	20
Income before taxes and profit sharing	277	99	54	252	60	62
Income tax and social contribution	(68)	(26)	(9)	(56)	(4)	(17)
Net income	209	73	45	196	56	45

(2) Includes: Bradesco Capitalização and Atlântica Capitalização (former BCN Capitalização).

Bradesco Capitalização has been recording sustained growth over the last few years, the result of a transparent operating policy characterized by adapting products in accordance with potential consumer demand, in this way consolidating a leading position in the special savings market.

The family of "Pé quente" special savings inaugurated a new phase, marked by a closer relationship with the public and the creation of specific products that are adapted to customers with different profiles, and that fit into the family budget.

Bradesco Capitalização is the first Private Special Savings Company of the country to receive the ISO 9002 Certificate, granted by Fundação Vanzolini. This certificate attests the management quality of Bradesco's special savings and confirms a principle that is in the origin of these savings: good products, good services and continuous growth.

Ratifying the company's outstanding performance in the special savings market, it is possible to verify a growth in sales in all quarters presented for the year, which also justifies the growth in Technical Reserves.

The growth in redemptions, for its turn, can be attributed to the maturity of plans that ended their terms this year.

Income from Plans – Market Share (%)


Brasilcap
22.4
Bradesco
Capitalização
20.0
Liderança Capitalização
7.9
Others
16.1
Icatu Capitalização
12.0
Federal Capitalização
8.3
Itaú Capitalização
13.3
Source: SUSEP - November/2001

Technical Reserves – Market Share (%)


Brasilcap
20.1
Bradesco
Capitalização
21.5
Liderança Capitalização
6.0
Itaú
Capitalização
14.4
Icatu Capitalização
12.9
Federal
Capitalização
11.7
Others
13.4
Source: SUSEP - November/2001

Increase of Technical Reserves


R$ million
399
516
487
762
1,126
1,336
1996
1997
1998
1999
2000
2001

By transmitting security to its clients, Bradesco Capitalização has maintained the increased strengthening of its technical Reserves, consolidating the market leadership achieved in January 2001.

In December 2001, Technical Reserves recorded a growth rate of 18.6% in relation to the same period of 2000.

Increase of Guaranteeing Assets for Technical Reserves


R$ million
503
611
489
905
1,183
1,458
1996
1997
1998
1999
2000
2001

Number of Clients


thousands
1,277
1,440
1,725
1,840
Sep./2000
Dec./2000
Sep./2001
Dec./2001

Number of Outstanding Plans


thousands
3,259
4,361
5,108
5,692
Sep./2000
Dec./2000
Sep./2001
Dec./2001

Bradesco Capitalização adopted an expansion line oriented toward the quality of service provided to customers. The result of this work is the 27.7% growth in the customer base recorded in December 2001, when compared to the same period of the previous year, hence exceeding the mark of 1.8 million customers. The number of outstanding plans also presented a significant growth, amounting to 5.9 million securities.

Awards

Bradesco Capitalização received seven important awards in 2001, which attest the acknowledgement of entities specialized in successful initiatives:

1. Top of Marketing 2001 (ADVB) - Case: Lucky Super 100

2. Insurance Market Award (Seguro Total Magazine) - Best company in the market

3. Distinction in Marketing 2001 (ABMN) - Case: Lucky Premium

4. Top of Sales 2001 (ADVB) - Case: Lucky Premium

5. Marketing Best 2001 (Ed. Referência/FGV/Madia) - Case: Lucky Premium

6. IV Performance Prize (Revista Cobertura (Coverage Magazine)) - Best Special Savings Company

7. IV Performance Price (Revista Cobertura) - Best Special Savings Product - Lucky SuperChampion

Distribution Channels

7

Internet and Web-based Products

Internet Banking - Clients


thousand of clients
50
219
576
1,078
2,126
3,769
1996
1997
1998
1999
2000
2001

Internet Banking - Transactions


thousand of transactions
1996
667
1997
4,555
1998
18,999
1999
39,663
2000
87,346
2001
184,000

Bradesco on the Internet

Background

Bradesco is considered to be one of the most modern companies in the world (Bill Gates, *Business@ the speed of thought: succeeding in the digital economy*), always introducing trends and anticipating products and services for its customers. It invests approximately US$ 300 million annually in technology.

Pioneering in the information technology area is a constant factor in our daily activities. We were the first Brazilian bank to use magnetic cards, the first step to encourage the population to adopt a culture that uses information technology facilities. The use of new technologies to provide quicker, more reliable and efficient bank services is an integral part of our current strategy. Internet is in the forefront of these efforts.

In 1995, we launched the first ".com" in Brazil, and in 1996, we were the first Brazilian company to undertake transactions via Internet.

Since 1998, Bradesco has eliminated the direct connection systems to access Home Banking. All of the Bank's individual customers can access their accounts via Internet.

The innovations does not stop here. The aim is to keep innovating more every day to always be first.

Bradesco Internet Banking

On the "air" since May 31, 1996, Bradesco Internet Banking (www.bradesco.com.br) became a world reference for Home Banking, and today is considered the third largest digital bank in the world.

Bradesco services via Internet were created to facilitate the daily routine of its customers, enabling them to carry out the transactions normally conducted in the branches, from any point of the globe.

Internet is an important and profitable relationship channel with customers, generating benefits for customers and Stockholders.

Since its launching, Bradesco has innovated and provided its customers with the largest number of services possible.

Currently, Bradesco Internet Banking provides its customers with more than 200 different services, which can be accessed 24 hours a day, seven days a week. The main services available include:

Services Available	
Balances and Statements	– Current Account / Savings Account – Statement: Summary, Detailed, Per Period – Credit Card: Consultations, Statements, Rotating – Investments
Payments/Scheduling	– Collection Booklets – Consumption Bills – Taxes and Contributions – Mobiles –Micro payments – Automatic debit
Transfers	– Between Bradesco Accounts – Other banks – DOC D and DOC E – Donations
Requests	– Check Book – Copies of Documents
Others	– Income Tax Forms – Financial Planning – Financial Investments – Reissue of Documents – Travelers Checks – Toll Voucher (Vale Pedágio Carga *Chip Card*) – Immediate Personal Credit

Bradesco Internet Banking – Individual persons recorded the following figures at the end of December 2001:

- 3.8 million registered customers;
- 184 million transaction performed;
- Growth of 111% in the number of transactions compared to December 2000;
- 4.5 billion in financial volume;

In the corporate entity area, we achieved a volume of 321 thousand customers/companies connected to our computers, in which we undertook 180 million transactions at the end of December 2001.

ShopInvest Bradesco

In March 1999, Bradesco launched ShopInvest (www.shopinvest.com.br), the first Retail Bank Broker, to operate on Home Broker from Bovespa through the Internet in Brazil.

Through ShopInvest, investors can, even if they are not customers, access a wide range of information and trade stocks on Bovespa. All these services are offered free of charge, complying with the same rules applicable for the "real world".

After launching Bradesco's Investment Site, the need for customers to have new options in the financial market became evident, resulting in the incorporations of all its products being incorporated into this new business channel.

ShopInvest is characterized by its diversity of investments, and today we have nine Investment Rooms:

Stocks
In addition to information on the Capital Market, customer can also operate on Bovespa, simulating, buying or selling stocks, with access to indices and values.

Special Savings
Cutomers and non-customers can obtain special saving bonds. In addition, they can accompany, via Internet, the results of lotteries, lists of winners and visualize the Comparative Securities Table.

CDB - Bank Deposit Certificates
Certificates representing term deposits, issued by investment and commercial banks. They can earn pre or post-fixed remuneration. Profitability on the one hand and liquidity on the other.

Funds
Fixed income, variable income and mixed, to satisfy all types of clients, from the more conservative to the more dynamic, enabling actual and accumulated income to be tracked. We have funds with daily liquidity, DI 60 days, DI 90 days, Balanced Funds, Overseas Investment Funds, stocks and several others.

Property
Included within the various investment modules, we have a property room, which provides information on the various Bradesco Property Financing plans, simulation of these plans, assistance for purchasing property, financing conditions, preparation of financing proposals, questions and answers on property financing and it is also possible to access the Bradesco properties available on the market. It is also possible to purchase property that is announced in this room, simply requiring that the proposal be filled out and sent to the Bank.

BM&F Futures and Commodities Exchange
Offers information on the background to the Derivatives market, the foundations of the Futures Market, how to operate on this market, strategies, contracts, indices and updated quotations.

Savings
Verify indices and profitability, how to invest and the advantages of "Poupança Fácil Bradesco" (Easy Savings Bradesco), "Poupança Programada Bradesco" (Programmed Savings Bradesco), "PoupCard" (Savings Card), Questions and Answers regarding your Passbook Savings Account and Profitability.

"Vida e Previdência (Life and Pension)
Everything customers need to know to plan a tranquil retirement, in addition to enabling the customer to acquire FAPI Bradesco and confirm its advantages.

Insurance
Provides information on Automobile, Residential, Life, Health and Asset Insurance and on-line quotations.

With all these strategic investment options, ShopInvest recorded significant results, reaching the following figures at the end of December 2001:

- 356 thousand registered users ;
- 234 thousand transactions undertaken, representing growth of 58% compared to December 2000; and
- R$ 1.2 billion in financial volume.

ShopCredit

In May 2001, Bradesco launched ShopCredit (www.shopcredit.com.br), the Bank's Loan and Financing site. This is a loan portal, where it is possible to find a complete portfolio of the loan and financing lines offered by the Bank for individuals and companies. Through the site it is possible to request Pre-approved Personal Credit quickly and easily.

ShopCredit also carries a simulator for the calculation of amounts and terms in the Personal Credit, CDC, Leasing and Housing Credit modalities.

At the end of December 2001, ShopCredit registered the following figures:

- 2.1 million accesses;
- 204 thousand transactions/operations conducted; and
- R$ 56 million transactions.

Bradesco Net Empresa

On September 18, 2001, Bradesco presented its new site dedicated to Companies.

With Bradesco Net Empresa companies gain a new ally to optimize the financial management of their businesses. Through the site companies are able to operate bank accounts, make payments, collections and other operations without having to send someone to the branch. The transactions are conducted via Internet, in an on line manner.

Net Empresa reported the following numbers at the end of December 2001:

- 18,650 companies registered and 8,100 operating
- 55,470 thousand transactions/operations conducted
- R$ 74 million transctions.

B2C (Business to Consumer)

In 1998, Bradesco launched Bradesco Electronic Trade, representing a mark of grandeur and success. In 2000, as a result of its growth, ShopFacil was launched (managed by the company Scopus.com), offering a safe, practical and economic means of shopping via Internet: Bradesco Electronic Payment Methods.

At the moment we are the only bank in the world that has Payment Methods for Electronic Trade certified by ISO 9000.

Payments can be made using electronic cards (Bradesco Debit cards, PoupCard and Bradesco, Visa and MasterCard Credit cards), Pagamento Fácil (Easy Payment) and Boleto Bancário (Bank Dockets).

Today we have 1,006 outlets operating with Bradesco Electronic Payment Methods.

At the end of December 2001, we recorded the following figures:

- 11.6 million transactions/ sales recorded; and
- R$ 805 million in financial volume

B2B (Business to Business)

In the B2B area, Bradesco stands out since it has a business solution consisting of a security and limits module, payment methods (B2B), management tools (buyer, seller and bank) and a financial reconciliation module for the seller.

Currently we have the following Bradesco B2B Payment Methods:

- Banking bulletin
- Electronic Card (Credit Cards)

Through the partnerships in the B2B process, Bradesco, through Bradespar, will operate as a financial intermediary in the following portals:

- ProMedical
- Estrutura.net

Events that marked the 4th Quarter of 2001



Launching of the New Card Site (www.bradescocartoes.com.br)
In November Bradesco presented its new Card Site, which carries a complete portfolio of all the products and services offered, in addition to promotions and information on the customer service centers, information via e-mail, and others. The site has access for Account Holders and Non-Account Holders, who may use the following services on-line: Statements and Verification of Balances, Unblocking of Cards, Purchase and Withdrawal Limits, Revolving Credit, Protected Card, and others.
For clients who do not yet possess Credit Cards, the site offers the Card Issue Request Forms.



Launching of the Private Portal (www.bradesco.com.br/indexpf.html)
This portal is structured to serve Private customers and carries complete information on Organização Bradesco's product and service portfolio. It is a special features area for presenting Customers with information on the principal novelties, with a user-friendly information search system.



Launching of the Corporate Portal (www.bradesco.com.br/indexpj.html)
This portal is structured to serve Micro, Small and Medium-sized Companies and carries complete information on Organização Bradesco's product and service portfolio. It is a special features area for presenting Companies with information on the principal novelties, with a user-friendly information search system.



Launching of the Portal for the Visually Impaired (www.bradesco.com.br/indexdvisual.html)
This portal was structured to provide the Visually Impaired with all product characteristics, support and assistance. Innovations include the Virtual Vision Kit Request via Internet, locations of courses, communications channel (Contact Us) and others.



Launching of the Electronic Commerce Portal – Private Clients (www.bradesco.com.br/index_comerciopf.html)
This portal is structured to serve Private Clients and carries complete information on Electronic Commerce payment systems offered by Bradesco, in addition to direct access to the largest Shopping Portal in Brazil, called ShopFácil.



Launching of the Electronic Commerce Portal - Corporate Customers (www.bradesco.com.br/index_comerciopj.html)

This portal is structured to serve Corporate Customers and carries complete information on Electronic Commerce payment systems offered by Bradesco. It also offers the possibility of completing the Adhesion and Contract Application form for obtaining the payment systems.





Launching of the English and Spanish Sites (new version) (www.bradesco.com.br)

The new versions of the English and Spanish Sites present specific information for the foreign public that accesses the Bradesco Site. With a new look and expanded content, the Site carries complete information on all the Organization's products and services.



Launching of the University Portal (www.bradesco.com.br/index_conta_universitaria.html)

On this site, designed for the young adult population, Bradesco presents the specific account and offers a line of differentiated rates and exclusive products for university student account-holders. In addition to the exclusive products and services, the Portal also offers free access to the Internet, an Investment Guide, Career Opportunities, a Communications Channel (Contact Us) and other innovations.


Bradesco

ShopInvest Transmission (www.shopinvest.com.br)

In December Bradesco transmitted a meeting with Market Analysts and Investors live via the Internet for the presentation of the Economic and Financial Panorama of 2001 and perspectives for 2002. The Meeting was held at Av. Brasil and was viewed by a public of more than 300 visitors on-line. Internauts were able to follow the event with audio, image and presentation slides and send questions via e-mail.

Campaign "Jóias" on the Internet - ShopInvest

During December, Bradesco developed a campaign with the aim of stimulating Internet Banking and ShopInvest user knowledge of the new investment fund portfolio. The campaign was a great success, increasing the volume of Investments on ShopInvest by more than 100%.

Recognition

Prêmio Ibest 2001 (Ibest Award 2001)

- Winner of the Bank Category for the fifth year running (Bradesco Internet banking)
- Winner of the Financial Service Category for the second year running (ShopInvest)
- Winner of the Agribusiness Category
- Best Ibest Marketing Campaign
- Profissional de Marketing & Negócios (Marketing & Business Professional)
- Grand Prix da Internet (Internet Grand Prix – the greatest award of the year for the third time running in Ibest)

Info Exame magazine– "As empresas mais ligadas do País" (The Country's most connected companies) : Bradesco Internet Banking

Isto É Dinheiro magazine – Survey "The Country's best Internet Banking sites" : Bradesco Internet Banking

Meu Dinheiro magazine – "Number 1 in Service" : Shop*Invest*

Web e Meu Dinheiro magazine "The best sites of family finances" : Shop*Invest*

Web e Meu Dinheiro magazine "The best sites of family finances" : Bradesco Cards

Web magazine – "50 Super Useful Sites" : Bradesco Internet Banking

Folha iBrands : Bradesco Seguros

Info Exame Award October 2001 edition – The best Financial Site

ADVB Prize – Best Internet Banking (Bradesco)

ADVB Prize – Best Investment Site (ShopInvest)

ADVB Prize – Best Product and Financing Site (ShopCredit)

Pioneering in Brazil:

- 1st dot.com in Brazil (1995) (Financial Area)
- 1st Internet Banking outside of the USA (May 1996)
- 3rd Internet Bank in the World (Source: Cluster Consulting)
- 1st Online Trade (B2C/C2C) (1997)
- 1st to offer online Investments (Funds) – May 1996
- 1st in Brazil to offer ON LINE access, a service available to clients to resolve doubts using Internet, without having to disconnect.
- 1st to offer payment of state taxes in Brazil, issuing authenticated documents via Internet
- ABIMAQ (B2B)
- Internal Purchase System
- 1st Free Internet (Brazil)

- 1st WAP/Mobile (Brazil) with Bradesco Mobile Banking
- WEB Point – Internet Terminal Access
- 1st ISO 9002 – Investment Site (Shopinvest)
- 1st ISO 9002 – Electronic payment methods (B2B)
- 1st ISO 9002 – Internet Banking – Visually impaired
- 1st Micro-payments.

Other services:

Bradesco Internet Banking for the Visually Impaired

With the Bradesco customers in mind, we developed a product that enables the visually impaired to operate micro computers alone, and to interact with Bradesco via Internet, undertaking transactions and consultations, even the more complex ones, such as transfers and paying bills.

At the end of the December 2001 Internet Banking for the Visually Impaired recorded a total of 2,481 users. An average of 70 kits are requested monthly.

Web Point

Web Point is a self-service terminal, the objective of which is to provide access to services offered by Internet Banking Bradesco, ShopInvest, Shop Credit, Shopfácil and other products that comprise Bradesco.com.

It designed for at large sized companies, such as Business Agencies and Hotels, reducing the need for employees and customers to go to Bank posts and branches.

Web Point enables those customers that do not have their own personal computer to access Internet. At the moment we have 100 terminals installed.

Bradesco Net Express

Bradesco Net Express is a product that uses Internet resources to connect the network of companies to the Bradesco Internet Banking services. The Bradesco Net Express software is a browser with a cryptographic key that provides total security for data transmission. It offers restricted and direct access to the Bradesco Internet Banking services, with 15-minute sessions, thus improving security and speed of information.

The main services offered by Bradesco Net Express include the following:

- Verification of balances and statements for current accounts, savings accounts, Bradesco Credit Cards and investments;
- Transfers between Bradesco accounts and other Banks (Electronic DOC);
- Requests for Check books, copies of documents and address changes; Investment positions;
- Scheduling and payment of bills (water, electricity, telephone, gas, etc.);
- Collection dockets and taxes and contributions;
- Deposit agenda with Bradesco Fácil saving;
- Re-issue of documents.

At the end of December 2001, o Bradesco Net Express recorded the following figures:

- 725 thousands users registered
- 1,517 companies connected.

Infoemail

Infoemail is a free service through which the customers receive, via e-mail, information on statements, news and quotations, which is available hourly if necessary. At the end of December 2001, this service had 96,600 registered customers.

Infocelular

Infocelular is a free service through which the customer receives, on his mobile screen, balance information, as frequently as desired. At the end of December 2001 this service had 3,340 registered customers.

Personalized Internet Banking

Bradesco Internet Banking provides personalized access to meet customers demand, establishing times and days to use the service, guaranteeing greater security and credibility from its use.

Talk to Bradesco

Through its site, Bradesco offers a communication channel with the Bank. This is a system to clarify doubts, send suggestions or complaints. This channel covers matters related to Bradesco's products and services.

Donation site

With the social area in mind, Bradesco enables customers to make donations to a variety of philanthropic entities and institutions, via Internet Banking.

WEBTA

This system, launched on September 15, 2000, enables the exchange of files via Internet, with total security. It currently operates with 3,498 registered post boxes.

Boleto Fácil – Payment documents

Through Infoemail Bradesco, the customer receives, free of charge, payment documents via e-mail, as well as statements, financial information and news of interest. The payment documents are sent from Infoemail when the customer's CPF/CNPJ number is registered with Bradesco.

Mobile Banking (WAP)

Using this service, Bradesco customers can access and interact with the Bank, undertaking a variety of transactions, quickly and safely. At the end December of 2001, this service had recorded 2001, 647 thousand accesses to the Bank's services.

Micropayments

This service was launched on January 23, 2001, and enables Bradesco customers to make small payments via their Wap mobile telephone. At the end of December 2001, this service had 4,130 registered customers.

Free Internet

Through ShopFácil, Bradesco offers all of its customers free access to the network. Once registered, the customer receives an e-mail account, and 100 hours of free access to Internet. This service closed December 2001 with 210 thousand registered customers.

The Organization's other sites:

Investor Relations (http://ri.bradesco.com.br/)

Site which presents a more in-depth content of Banco Bradesco information, operations and results. The site also carries quotations in real time for the Bradesco papers listed on the Stock Exchanges: Bovespa (São Paulo Stock Exchange), Nyse and Latibex, as well as charts illustrating the stock performance of Bradesco stocks. The audio resources through Conference calls are one of the novelties of this site.

Bradesco Foreign Exchange (www.bradescocambio.com.br)

Site which presents a complete description of all the products, services and operations of the international market. The site also carries information on Manual Foreign Exchange Posts, Communication Channel (contact us) and forms for Import and Export operations.

The tools: currency converter, comparative chart and interest and quotations table of the principal indicators are just some of the features of the site.

Bradesco Corporate (www.corporatebradesco.com.br)

The Corporate Site, which is structured to serve large Companies with substantial annual sales, offers personalized advice and a diversified portfolio of exclusive products and services. In addition to presenting the products and services, this site is intended to offer flexibility and practicality, possessing the largest and best infrastructure in banking service, with solutions tailored and adapted to company profiles.

Bradesco Foundation (www.fb.org.br)

An institutional site that provides a history of the largest philanthropic institutions in Brazil. This site demonstrates Bradesco's important social actions throughout the country. The projects, education and the history and growth of Bradesco Foundation over the years are presented.

Bradesco Seguros (www.bradescoseguros.com.br)

This Site provides details on the institution and clearly and objectively provides information on the portfolio of products and services offered by Bradesco's insurance area, and also performs calculations and simulates plans.

Bradesco Vida e Previdência (www.bradescoprevidencia.com.br)

An Institutional Site from the Bradesco Group, which provides the history and importance of private pensions in Brazil, and also demonstrates all of the plans offered and the most appropriate plan for each customer profile. This site also provides simulations and profitability of these plans. Through the Transaction Area of the Site it is possible to consult Balances and Statements and make contributions to Plans.

Financial Channel (www.canal.bradesco.com.br)

This Site aims to keep the internaut in tune with the market, providing news on the financial market, indices, stock exchange quotations, etc. At the end of December 2001, this channel recorded 1.3 million accesses.

Sites, Products/Services being developed

Corporate Site (new version)

The new version of the Corporate site, in addition to personalized service, will offer a diversified portfolio of exclusive products and services oriented to companies with substantial sales, internal areas with Economic Bulletins, customized News and Service via Chat and Personalized service for Companies.

Private (new version)

The new version of the Private site will offer personalized assistance and a diversified portfolio of exclusive products and services aimed to serve individuals with substantial wherewithals. The intention is to provide the Private client with the technology and experience required to plan and carry out strategies with the objective of satisfying needs in accordance with the profile of each customer.

Press Room

The Press Room Site will provide institutional information on Bradesco, releases, news, providing information on its products and services. It will act as a service channel between Bradesco and the Press. The Site will also provide the possibility of registering e-mails to receive news about the Organization.

CRM MultiCanal

Bradesco is developing the CRM system, which will integrate the customer service method in the various channels. Through this system it will be possible to sell specific target products and personalized treatment for each type of customer will be available.

Wide Band (Partnership Bradesco - Globo Cabo – Scopus)

Bradesco, in partnership with Globo Cabo and Scopus is undertaking research to implement Wide Band solutions for its customers for swift access via Internet.

Buyer and Vendor Financing for B2B

Bradesco is developing a system that will offer a credit line for buyers (corporate) of a Portal (B2B) with the purpose of facilitating the purchase, both for the Buyer, which will have a specific term in which to pay, and for the vendor, which will receive at sight.

System for Payment Means – B2B

Bradesco is developing a system for the inclusion of Payment Means – B2B, which will include: a Collection Docket, with or without registration, where they will be able to be paid through the Corporate site – Bradesco Net Empresa.

Interactive TV (transactional version)

Bradesco is developing the 2nd version of TVBanking, in partnership with DirecTV, which will provide for the possibility of conducting operations via Home Banking.

Bradesco Day and Night (BDN)

ISO 9002

BDN ATM Network Growth:	2001			2000		
	December Acummulated	4th Qtr.	3rd Qtr.	December Acummulated	4th Qtr.	3rd Qtr.
Accumulated volume of transactions (Millions)	1,323	349	331	1,173	323	295
Number of BDN network computers (a)	20,078	-	19,504	18,000	-	17,448
Number of points serviced by BDN network, nationally	4,921	-	4,693	4,297	-	3,924
Number of external points (Excluding branches and outlets)	1,267	-	1,150	1,083	-	839
Number of Express Checks Delivered – Millions (b)	11.2	2.9	2.7	10.8	3.0	2.7
Number of withdrawal transactions on the BDN network (millions)	344.3	89.5	83.8	319.7	88.6	80.9
Number of deposit transactions (Millions)	208.8	53.1	52.7	185.7	51.3	48.3
Number of transfers between accounts (Millions)	18.7	4.8	4.6	17.7	4.9	4.5
Physical Volume transacted by the network (in billions)	66.9	19.3	16.6	51.4	15.3	12.8

(a) When compared to CIAB-2001 data, Bradesco has 18% of the automated teller machines operating in Brazil.
(b) In December/2000 there were 671 units in operation; in December/2001 there were 774.

Volume of Transactions


in thousands
497,473
746,671
50.1%
845,824
70.0%
1,000,498
101.1%
1,172,281
135.6%
1,323,351
166.0%
1996
1997
1998
1999
2000
2001
Transactions
Growth %)

Number of BDN Network Machines


14,524
15,334
16,204
17,539
18,000
20,078
1996
1997
1998
1999
2000
2001

(*) During 2001, an average of 6 new machines were installed per day.

Volume of Prepaid Mobile Telephone Credits


1,374,864
430,158
December
Acummulated/2000
December
Acummulated/2001
Growth of 219.62%

Volume of IPVA Payments


165,612
121,220
December
Acummulated/2000
December
Acummulated/2001
Growth of 36.62%

BDN Network Distribution


NORTH
BDN Total Machines: 677
Productivity: 3.7 million transactions
NORTHEAST
BDN Total Machines: 2,445
Productivity: 17.1 million transactions
MID-WEST
BDN Total Machines: 1,332
Productivity: 7.3 million transactions
SOUTHEAST
BDN Total Machines: 13,221
Productivity: 84.1 million transactions
SOUTH
BDN Total Machines: 2,403
Productivity: 9.7 million transactions
Base: December/2001

9.35% of total transactions are undertaken in machines outside the branches at convenient locations, such as: hypermarkets, gas stations, shopping malls, airports, and others.

Bradesco's Position

- The Bradesco Dia e Noite network is the largest private self-service network in Brazil, with 21,005 machines (ATMs) (20,078 Bradesco and 927 BCN).

- In 1996, the Bradesco Day and Night Network was certified with the NBR ISSO 9002 Quality System.

- In 2001, the Bradesco Day and Night Network implemented the Quality Management System, and was certified by the NBR ISSO 9001:2000 standard, as evaluated by Fundação Vanzolini.

- In 2001, the Bradesco Day and Night Network provided security in double to its customers with the launching of "Identificação Positiva – Letras de Acesso" (Positive Identification – Access Letters) for making withdrawals, transfers and check book withdrawals.

- Presence in segments representative of the retail industry, such as: Shopping Malls, Hypermarkets, Supermarkets, Airports and Service Stations.

- More than 1.3 billion transactions are carried out yearly in the ATM Network, representing an average of 4.7 million transactions daily.

- In 2001 Bradesco Day and Night ATM Network transfered more than 66 billion reais in financial transactions, representing an increase of 30.1% in relation to the same period of the previous year.

- It collected more than 93 million reais, through transaction fees, in 2001.

- More than 11 million Check Books were issued in 2001, through 774 checkbook making machines, generating income of R$ 43 million.

- Until the close of the 4th quarter more than 1.3 million rechargings of pre-paid mobile phone credits were processed, through machines, representing an increase of 149.7 % in relation to the same period of the previous year.

- In 2001, the financial volume of loans made by the Bradesco Day and Night Network was R$609 million, representing an increase of 39.6% in relation to the year 2000.

- The Bradesco Day and Night Network is also available to BCN customers.

Telebanco

ISO 9002

Integrated Call Centers: Bank, Cards, Pension Plans, Hello Bradesco, BCN and Continental.

Evolution of Calls


million
TOTAL CALLS
ONLINE CALLS
PERSONALIZED CALLS
45.1
44.8
50.1
53.2
55.4
56.9
56.5
56.9
41.0
41.2
44.3
46.2
47.7
47.0
46.7
33.5
11.6
3.8
8.9
8.9
9.2
9.2
9.5
10.2
1st Qtr.
2nd Qtr.
3rd Qtr.
4th Qtr.
2000
2001

Evolution of Telebanco Transactions Involving Financial Movement


R$ million
FINANCIAL VOLUME
872
900
905
939
939
985
1,106.1
1,210.3
1st Qtr.
2nd Qtr.
3rd Qtr.
4th Qtr.
2000
2001

Highlights:

- 16.3 million electronic response calls per month
- 3.4 million personalized service calls per month
- 2.2 million customers that access Telebanco per month
- R$ 398 million financial transactions per month, representing a total of 4.2 billion in the year;
- More than 225 million calls received in 2001;
- Growth of 17% in total calls in 2001 compared to 2000;
- Campanha Odisséia Telebanco (Telebank Quest Campaign) initiated in March/00 with the goal of 2 millions products sold achieved in July/2001;
- Winner of the Top of Marketing award of ABM in April /2001, Marketing Best award of ABM in November 2001, for the case: Telebanco, 2 million products: a quality attainment and Distinction in Marketing 2001 by ABMN;

- Rated in an independent survey conducted by the magazine Consumidor Moderno (Modern Consumer) in October 2001 as the best Call Center of the Financial sector;
- Pioneer in launching voice recognition in Brazil; continuing with this market strategy, in December 2001, it was also the pioneer in launching the Voice Authentication system, increasing security for transactions undertaken via Call Center, using the user's voice as confirmation of the password to access the system.;
- 96% of the Personalized Service calls are solved in the first contact.
- Extension of Commercial Bank center business hours to Saturdays, Sundays and holidays, from 7am to 11pm hours, as of September 1, 2001;
- Training and transfer of 462 attendants to other areas of the Organization, mainly to comercial areas, in 2001.
- First service center from the financial segment certified by the new quality requirements of ISO 9001/2000.

Customer Service Network (Branches)

Bradesco and System

REGION	BRADESCO	BCN	TOTAL CONSOLIDATED	TOTAL OF SYSTEM (1)	SHARE IN THE SISTEM (%)
North					
Acre	3	–	3	24	12.5
Amazonas	14	1	15	120	12.5
Amapá	3	–	3	15	20.0
Pará	44	1	45	249	18.1
Rondônia	17	—	17	73	23.3
Roraima	1	—	1	13	7.7
Tocantins	11	1	12	68	17.6
Total	93	3	96	562	17.1
Southeast					
Espírito Santo	35	2	37	302	12.2
Minas Gerais	259	14	273	1,848	14.8
Rio de Janeiro	214	(2)35	249	1,650	15.1
São Paulo	850	105	955	5,454	17.5
Total	1,358	156	1,514	9,254	16.4
Central-West					
Distrito Federal	22	4	26	283	9.2
Goiás	88	4	92	521	17.6
Mato Grosso	57	1	58	210	27.6
Mato Grosso do Sul	50	3	53	219	24.2
Total	217	12	229	1,233	18.6
Northeast					
Alagoas	7	1	8	111	7.2
Bahia	225	2	227	723	31.4
Ceará	24	2	26	334	7.8
Maranhão	23	1	24	247	9.7
Paraíba	15	–	15	150	10.0
Pernambuco	51	2	53	426	12.4
Piauí	7	–	7	103	6.8
Rio Grande do Norte	11	1	12	130	9.2
Sergipe	10	1	11	145	7.6
Total	373	10	383	2,369	16.2
South					
Paraná	140	10	150	1,274	11.8
Rio Grande do Sul	133	9	142	1,354	10.5
Santa Catarina	91	5	96	795	12.1
Total	364	24	388	3,423	11.3
Total	2,405	205	2,610	16,841	15.5

(1) Source: CADINF-DEORF/COPEC – December/2001.
(2) Inclued 1 Continental Banco Branch.

Customer Service Network (Branches)


1,894
2,164
2,210
2,431
2,579
2,610
1996
1997
1998
1999
2000
2001

Customer Service Network (Branches) - Market Share - December/2001


NORTH
17.1%
NORTHEAST
16.2%
CENTRAL-WEST
18.6%
SOUTHEAST
16.4%
SOUTH
11.3%
TOTAL
15.5%

Customer/Branch Relations - thousand


2.9
2.7
2.8
3.6
4.2
4.6
1996
1997
1998
1999
2000
2001

Postal bank

In line with its growth strategy, Bradesco advances significantly upon winning with exclusivity the Selection of Partners process for the deployment of "Banco Postal" (Postal Bank), sponsored by Empresa Brasileira de Correios e Telégrafos (Brazilian Postal and Telegraph Service Company), representing a major step, by offering the Country's largest Bank Service Network, with more than 10,300 points, marking a presence with this partnership, in practically 100% of the Country's cities.

Through 5,299 Post Branches, Bradesco will supply main financial services to the population, developing products and services in accordance with the profile and needs of customers and users, giving priority to non-serviced municipalities and also expanding in other localities with a large population concentration and lacking in bank Branches.

Contributing to the "universalization" of financial services and furthering the increase in the allocative efficiency of the Brazilian Financial System, the Organization envisions the opportunity to increase its customer base, and consequent prospects of realizing new business.

Investments in Infrastructure, Information Technology and Telecommunications

Investments to expand functional capacity, infra-structure, information technology and telecommunications within Bradesco, aimed to maintain a modern, functional and safe service network, place the Bank amongst the most modern companies, including at the international level, which provides a singular advantage for its customers and users in Brazil and abroad.

Investments evolution

	R$ million				
	1997	1998	1999	2000	2001
Infrastructure (1)	108	205	215	227	509
IT/Telecommunications	165	317	553	617	743
Total	273	522	768	844	1.252

(1) In 2001, include the acquisition of rights of use of the Postal Bank (R$ 200 million).

Risk Management

8

Structure

The economic stability brought by the Real Plan has stimulated the development of sophisticated risk management policies within the Brazilian financial sector. An increasingly sophisticated market, globalization and advanced technology have pushed the need to create specific procedures for monitoring and controlling risk.

Bradesco, which is permanently alert to change, has developed a number of mechanisms over the years designed to plan, control and manage the risks inherent to its banking activities and which include the following: market, liquidity, operating and credit risks.

The risk management department is independent from other operating departments and reports directly to the institution's president:


PRESIDENT
EXECUTIVE BOARD - RISK MANAGEMENT
RISK MANAGEMENT DEPARMENT

Independence in monitoring, controlling and managing risks is fundamental for effective management. Governance of the area's activities is carried out by means of a committee that periodically evaluates positions and ratifies decisions involving control and limits policies.

Credit Risk Management

Credit risk is the risk arising from the possibility of incurring a loss from not receiving the amounts contracted from counterparties or creditors. Credit risk management requires a high level of discipline and control in terms of analysis of the operations while, at the same time, preserving the integrity and independence of the process.

Credit Policy and Limits

The objective of the Organization's Credit Policy is the security, quality and liquidity of asset investments, expediency and profitability of business, minimizing the risks inherent to any credit operation, and to provide orientation on the establishment of operating limits and the extension of credit operations.

In this respect, the Credit Department and the Committees installed in the Corporate Head Office, which resolve on and manage this essential strategic activity, assume a fundamental role.

The branches have variable branch limits, in accordance with their size and type of guaranty for operations, and are subject to centralized evaluation, hence, the credit policy, i.e., the Organization's credit and risk management policy. The analysis of operations involving smaller sums is conducted by specialist Credit Scoring systems, which thus permit expediting and supporting the decision process with security standards.

The transactions are diversified, extensive to or distributed to Individuals and companies that evidence creditworthiness and good standing, seeking always to support them with guaranties that are consistent with the risks assumed, considering the purposes and terms of the credit extended.


CREDIT GRANTING
BRANCHES
CREDIT DEPARTMENT
DAILY CREDIT COMMITTEE
EXECUTIVE CREDIT COMMITTEE
Delegation of power to make grants depends on the size of the branch, the level of client commitment, and the client's credit risk rating.
Responsible for the technical analysis and report on all of the business proposals, whose risks are above the branch's approval limits, approving amounts of up to R$ 4 million.
The committee analyzes individual consultations and/or limits attributed to clients, approving amounts between R$ 4 and R$ 20 million.
Responsible for analyzing individual consultations and/or for limits attributed to clients, approving amounts in excess of R$ 20 million.

Market Risk Management

Market risk is related to the possibility of loss of income from fluctuating rates caused by the unhedged terms, currencies and indices of the Institution's asset and liability portfolio. This risk is monitored on a strict basis by the financial market since it could be the cause of significant losses to institutions.

Market risks are managed through methodologies and models that are consistent with local and international market reality, ensuring that the Organization's strategic decisions are implemented with speed and a high level of security.

The Organization adopts a conservative policy regarding market risk exposure; VaR (Value at Risk) limits are defined by Senior Management, and compliance is monitored daily by an area that is separate from portfolio management. The methodology used to determine VaR has a reliability level of 97.5%. The volatilities and correlations used by the models are calculated on statistical bases, and future prospects are calculated based on economic studies. The methodology applied, as well as the current statistical models, is validated daily, using backtesting techniques.

We present below the VaR of the Consolidated Own Portfolio positions (Treasury):

In thousands of reais

	2001		2000
Risk factors	December	September	December
Fixed interest rate	4,185	10,227	2,399
Exchange coupon	21,616	49,000	27,774
Foreign currency	9,733	8,873	27,768
Floating rate	104	116	21
Correlation	13,554	(16,146)	(23,972)
VaR	22,084	52,070	33,990

In addition, a daily Gap Analysis is performed, which measures the effect on the portfolio of the movement in the internal interest rate curve, and the foreign exchange coupon curve (difference from interest paid above the foreign exchange variation).

Complementing the market risk monitoring, control and management structure, and abiding by the Central Bank regulations, a daily ranking is carried out of the values at risk of the pre-fixed and foreign exchange positions of the Organization's total portfolio, as well as of the requirement of resulting capital.

Operating Risk Management

Operating risks arising from electronic information processing, data communications and the transmission and recording of data are evaluated by a system which is permanently reviewed and updated, designed to ensure that risks are compatible with the range of services offered, operating features and criteria. We review and upgrade the system periodically. In 2000, Bradesco created an audit committee to monitor the functionality of our operating systems. The committee is composed of members from our Board of Directors and Board of Executive Officers.

Our main computer facilities are located in our two operating centers, in Osasco and Alphaville (Barueri), São Paulo State. Our essential systems may be covered by any of the operating centers in the event one of them is closed or suffers a significant technical problem. To date, none of the operating centers has been closed or suffered a technical problem. In order to ensure continuity of our operations during a power outage, all our branches and operating centers are self sufficient in terms of electric power, as follows:

- 4 hours, on average, in regards to the branches;
- 20 hours, in regards to our regional clearance and telecommunications centers;
- 60 hours, on average in respect to the Osasco and Alphaville-Barueri operating centers.

In addition, Bradesco implemented an internal control system (Compliance) and anti money laundering procedures were put in place.

Liquidity Risk Management

Liquidity risk management is designed to control the different unhedged liquidation terms of the Institution's rights and obligations.

Knowledge and monitoring of this risk is crucial, particularly, to enable the Organization to settle transactions on a timely and secure basis.

At Bradesco, liquidity risk management involves a series of controls, mainly, the establishment of technical limits and an ongoing assessment of the positions assumed.

Capital Risk Management

Capital management within the organization aims to optimize the risk return ratio and minimize losses, by means of well defined business strategies, aimed to improve efficiency in the composition of factors that have an impact on the solvency ratio (BASLE).

Solvency Ratio (Basle) - December/2001 - R$ Million

Calculation

CALCULATION BASE	Consolidated	Consolidated Total
Adjusted Stockholder's Equity	10,506	10,612
Total Weighted Risk	68,376	76,951
Weighted Assets	65,957	74,519
Weighted Memorandum accounts	2,419	2,432
Solvency ratio (%)	15.36	13.79

Movement in the ratio - %

Ratio as of December 2000	13.28	11.94
Capital Increase in Cash	0.69	0.61
Subordinated Debt	1.40	1.25
• Domestic	0.90	0.81
• Abroad	0.50	0.44
Assets Increase	(1.90)	(1.73)
Others (Results from the purchase of own shares, J.C.P, Minority and Risks)	1.89	1.72
Ratio as of December 2001	15.36	13.79

Social Activities

9

Bradesco Foundation - The social action of Bradesco Organization

Historic

The Bradesco Foundation, a non-profit entity, headquartered in Cidade de Deus, Osasco, SP, was founded in 1956 and declared to be of Public Interest by Decree 86,238 on July 30, 1981.

Convinced that education lies at the basis of equal opportunity and personal and collective fulfillment, the Foundation maintains, to date, 38 schools installed predominantly in regions that are both socially and economically deprived in 25 of Brazil's 26 states and in the Federal District.

Objectives and Goals

The Foundation's main objective is to provide education, including professional training courses, for children, teenagers and adults, in particular those from low income families, helping them to attain personal fulfillment through their work and effective participation in civic duties.

Bradesco Foundation has increased yearly the students attended in its schools from 13,080 to 102,762. The Foundation offers free schooling at various levels including pre-school, elementary and high school and technical grade high school in the areas of IT, electronics, management and farming. Youth and Adult educational courses are also provided through TV courses and basic professional training courses for students already in schools and for members of the community in general.

Relevant Facts

Fundação Bradesco, which, in accordance with **Guia da Filantropia (Philanthropy Guide)** of Kanitz & Associados, was the leader in the ranking of the 400 Largest Charitable Entities, closed the year of 2001 with very positive results:

On February 8, 2001, lessons began in its 38th educational unit, Escola de Rio Branco, in Acre, which is expected to provide education for over 1000 students, in 2001.

Fundação Bradesco forged a partnership with Fundação Padre Anchieta to co-produce the new "Ilha Rá-Tim-Bum" series, which will be going on the air through TV Cultura and RPTV (Public Television Network), providing the infant-juvenile public with alternative entertainment with an educational focus.

Beginning with the launching of Bradesco Internet Banking for the visually impaired, the Foundation developed the Information Technology Program for the Visually Impaired and Portal for the Visually Impaired in partnership with Micropower, with the objective of popularizing computer use and facilitating its access to the labor market.

Through a partnership established with Cisco Systems, Fundação Bradesco became a regional academy for network training, offering the Cisco Networking Academy (NetAcad) course with a semi in-presence methodology. A qualified instructor delivers the in-presence content at Fundação Bradesco. At the end of the programming, which is in 4 modules, students receive CCNA (Cisco Certified Network Associated) certification.

Fundação Bradesco and Intel Semicondutores do Brasil Ltda. established a partnership, on September 6, 2001, for the development of the "Intel Education for the Future" Program. This is a global initiative of the company, with the chief objective of eliminating the barriers faced in the use of technology as a pedagogic instrument. Fundação Bradesco is responsible for the adaptation of the didactic content of the courses. It is estimated that some 18 thousand teachers will participate in the courses up to the end of 2003.

Together with Microsoft, Fundação Bradesco will be developing the Digital Inclusion Project, based on the AATP - Authorized Academic Training Provider Program, to train professionals in the Microsoft products platform. This is an unprecedented partnership and aims to offer training opportunities to the segment of the population that does not have access to technology and to professional training specialized in information technology. It is expected to train more than 2 thousand students in 2002, who will receive free training in 38 Fundação Bradesco Schools throughout the Country. Initially, interested parties from the more needy communities will be trained, with priority to the unemployed, students from the public education system and also students from Fundação Bradesco, training qualified professionals for the labor market and reducing digital exclusion. The partnership will include the training of 50 teachers and specialists from Fundação Bradesco, who will be the propagators of the project throughout Brazil.

Through the partnership established with Aban Informatics Limited - India, Fundação Bradesco should supplement its didactic resources with illustrations and animations of more than 8,000 activities, which will be translated and adapted to the curriculum of elementary and high school education courses, in the areas of physics, chemistry, biology and mathematics.

Acknowledgement

It received from ADVB - Association of Sales and Marketing Managers in Brazil, the award "**Top Social 2001**" for its action entitled " From alphabetization to Integrated Education: means of social inclusion".

In the 2001 edition of "**Prêmio Professor Nota 10**" (Outstanding Teacher Award), sponsored by Fundação Victor Civita, Glacimar Ferreira, a 2nd grade teacher at Aparecida School of Goiânia, was publicly recognized for the project "O Homem e a Água" (Mankind and Water). The project, which was classified among the 12 finalists out of a total 3,741 projects submitted from all over Brazil, was developed on the basis of the curiosity of children regarding the origin of water, contemplating contents related to the preservation of the environment and conservation of water resources.

Two other projects from Osasco School deserve acknowledgement, namely: "Contos, (Re)Contos e Mamulengos" of Lucy Aparecida Melo and Paula Cristina Marques Cardoso, both 7th Grade Teachers, and "Práticas de Leitura" (Reading Practices), of Silvana Marques Vilela, who teaches the 2nd Grade.

In the competition **"Jovem Cientista do Futuro" (Young Scientist of the Future)**, sponsored by the National Scientific Development Council, Fundação Roberto Marinho and Gerdau, the senior high school student Conceição de Maria Ferreira da Silva, of Escola de Aparecida de Goiânia achieved 2nd place, among the students that signed up from all over Brazil.

Unidade Escolar de Aparecida de Goiânia was also among the ten best schools participating in the **"Viagem Nestlé pela Literatura" (Nestlé Trip through Literature)** competition, in which 8,800 schools from all over the country competed.

With the project "Preservação e Conservação da Fauna e Flora Pantaneira" (Preservation and Conservation of the Pantanal Fauna and Flora), developed by Bodoquena School in the State of Mato Grosso do Sul (MS), it obtained 7th place out of the total 59 projects submitted, having achieved the title "Honorable Mention" in the 44th edition of the Scientists of Tomorrow Contest. The project was presented at the Annual Meeting of SBPC (Brazilian Society for Scientific Progress), which sponsors the prize award together with Unesco and the Brazilian Education Science and Culture Institute.

The **"Operação Cisne Branco" (White Swan Operation)** educational program, sponsored by Marinha, awarded prices for compositions of students from the public and private educational system on October 31, 2001. With the composition "The Importance of Marinha for the Country", the senior high school student, Cristiane dos Santos Brito, of Unidade Escolar de Conceição of Araguaia-PA, obtained first place among the texts submitted.

On November 13, 2001, Fundação Bradesco was honored with the **"Troféu Tribuna da Bahia de Desenvolvimento Social" (Social Development of Tribuna da Bahia Trophy)** in Salvador. The award ceremony is aimed at acknowledging the social efforts of companies, government and voluntary organizations linked to the social development cause.

The 4th grade student, Glaica Lessa e Leal, of Unidade Escolar de Paranavaí-PR attained 1st place in the **"Concurso de Poesias" (Poetry Contest)** which had as its theme: "Meu Ribeirão" (My River). The contest was sponsored by the Education, Environmental and Tourism Secretariats and assembled the poems of 56 students from the City's public and private schools for the "Day of the River" commemorations. During the prize awarding ceremony, on November 26, 2001, Fundação Bradesco also launched a CD Rom with an interactive content, developed by the school's information technology and environmental education teams.

In the **"Iluminando um novo caminho para a paz mundial" (Illuminating a new path to world peace)** poster contest sponsored by Lions Clube of Cacoal-RO, the poster of the 6th grade student Dione Cleiton, earned 1st place, representing the entity at the state level in the prize winning ceremony.

"O trem da história: a construção da estrada de ferro Vitória-Minas"(The train of history: the construction of the Vitória-Minas railway) was the theme of the text contest sponsored by Companhia Vale do Rio Doce. Ana Paula Martins and Mariana Mello, both 6th grade students at Escola de Vila Velha-ES were the winners.

Ângela Dornelles Raupp, a 1st grade student at Escola de Gravataí-RS obtained 2nd place in the **"II Concurso Estudantil de Literatura" (II Student Literature Competition)** sponsored by the City's Fundação Municipal de Arte e Cultura (Municipal Arts and Culture Foundation).

Fundação Bradesco was also honored on April 5, 2001 by the City Council of Gravataí, which acknowledged the work of the local unit as the high point in the educational area.

The Municipal Culture and Tourism Secretariat of Marília sponsored a **"Concurso de Quadrinhas" (Comic Strip Contest)** with the theme "Preventing and Combating Drugs". The works of Tiago Agnelo da Silva and Ana Paula Martins were classified in 1st and 3rd place, respectively. Both are 8th grade students at Escola de Marília-SP.

In the **"Concurso Unesco de Prevenção às DST/AIDS e Uso Indevido de Drogas" (Unesco Prevention of STD/AIDS and Drug Abuse Contest)**, Fundação Bradesco of Caucaia-CE was awarded a prize for its mobilization with the local community. The project included lectures and the production of educational material such as posters, videos, slogans, comic strips and texts.

Unidade Escolar de Maceió received Honorable Mention for the participation of the student Nicole L. Magalhães, with the **"Eu, meu mundo e as drogas" (I, my world and drugs)** poster submitted in the contest. The award ceremony was sponsored by the State Justice and Citizenship Secretariat and CONEN (State Narcotics Council).

The City Hall and Regional Management of Pinheiro-MA, sponsored the **"Ler para conhecer" (Read to Learn)** contest, stimulating students to present works based on the work "Sonho e o Tempo" (Dream and Time), of Graça Leite, which narrates the city's history. A group of 10 senior high school students from Escola de Pinheiro were awarded 2nd prize.

In the special issue **"Guia para fazer o bem" (Guide for doing good)**, the Veja magazine featured various initiatives related to projects oriented to the community. Occupying first place among the private social investments, Bradesco was mentioned as the forerunner of social responsibility in Brazil for its activities in the area of education, through Fundação Bradesco.

Location of Schools

The majority of the schools are located in neighborhoods on the outskirts of major cities, in rural zones, where there is a great need for education and assistance. The schools offer thousands of students throughout Brazil the opportunity to study.

School	State	Students
Aparecida de Goiânia	GO	2,266
Bagé	RS	1,945
Bodoquena	MS	1,183
Cacoal	RO	2,091
Campinas	SP	3,735
Canuanã	TO	1,405
Caucaia	CE	2,100
Ceilândia	DF	3,352
Cidade de Deus	Osasco, SP	
• Unidade I		3,984
• Unidade II		2,801
• Telepostos de Educação Supletiva – Empresas		8,928
• Núcleo de Capitalização Profissional		5,432
Conceição do Araguaia	PA	2,077
Cuiabá	MT	2,098
Feira de Santana	BA	284
Garanhuns	PE	484
Gravataí	RS	3,228
Irecê	BA	2,351
Itajubá	MG	1,816
Jaboatão	PE	2,299
João Pessoa	PB	2,340
Laguna	SC	2,399
Macapá	AP	2,151
Maceió	AL	2,490
Manaus	AM	3,373
Marília	SP	2,687
Natal	RN	2,613
Paragominas	PA	2,184
Paranavaí	PR	2,174

School	State	Students
Pinheiro	MA	2,220
Propriá	SE	2,216
Registro	SP	1,859
Rio Branco	AC	1,642
Rio de Janeiro	RJ	4,230
Rosário do Sul	RS	1,022
Salvador	BA	2,194
São João Del Rei	MG	2,139
São Luís	MA	2,524
Teresina	PI	2,408
Vila Velha	ES	1,952
Basic Professional Education – Rural Area		
Cáceres	MT	
Campinas	SP	
Campo Grande	MS	
Colíder	MT	
Goiânia	GO	
Gurupi	TO	
Igarapé	MG	
Ilhéus	BA	
Imperatriz	MA	
Uberaba	MG	
		2,086
Total		102,762

Fundação Bradesco – An Education Project of the Size of Brazil.


RORAIMA
AMAPÁ
Macapá
MARANHÃO
Manaus
Paragominas
Pinheiro
São Luís
AMAZONAS
PARÁ
Caucaia
RIO GRANDE DO NORTE
CEARÁ
Natal
Teresina
João Pessoa
PARAÍBA
Conceição do Araguaia
ACRE
PIAUÍ
Garanhuns
PERNAMBUCO
Jaboatão
Rio Branco
Cacoal
Canuanã
Maceió
ALAGOAS
Irecê
Propriá
RONDÔNIA
MATO GROSSO
TOCANTINS
BAHIA
Feira de Santana
SERGIPE
GOIÁS
Salvador
Cuiabá
Ceilândia
Aparecida de Goiânia
DISTRITO FEDERAL
MATO GROSSO DO SUL
MINAS GERAIS
São João del Rei
Bodoquena
Marília
Itajubá
Vila Velha
ESPÍRITO SANTO
Campinas
Osasco
Rio de Janeiro
Registro
RIO DE JANEIRO
Paranavaí
PARANÁ
SÃO PAULO
SANTA CATARINA
Laguna
Rosário do Sul
Gravataí
Bagé
RIO GRANDE DO SUL

Total Accumulated Past and Present Students

The Bradesco Foundation has qualified 454,902 students, 103,618 in elementary education and 351,284 in other courses.

Funding

The activities of Bradesco Foundation are funded exclusively with its own resources and donations made by the Bradesco Organization companies and Bradesco Top Club.

Investments in 2000	R$ 103,408 million
Investments in 2001	R$ 112,087 million

Courses - Educational Level in 2001

	Students	% of Total
Pre-School	3,293	3.2
Elementary	29,190	28.4
High School and Technical Training	15,522	15.1
Youth and Adult Education	19,890	19.4
Basic Professional Education	34,867	33.9
Total	102,762	100.00

Assistance Profile


8.9%
Employees and children of employees
91.1%
Children of non employee

Increase in the Number of Students


120,000
100,000
80,000
60,000
40,000
20,000
0
13,080
14,586
17,550
22,100
26,000
33,000
36,250
40,000
44,000
53,000
68,500
70,225
78,000
85,000
92,204
95,321
95,726
95,857
97,368
98,134
100,772
102,762
103,168
1980
1981
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002 forecast

Social and cultural events

Bradesco has a well-defined awareness of the importance of the social participation of companies and has been making it possible to carry out innovative and quality social and cultural projects to the benefit of Brazilian society.

Along with the intensive work developed by Fundação Bradesco, which places the Organization as the Country's largest private investor in education, it participates in a diversified cycle of initiatives aimed at enhancing and enriching culture in Brazil. This effective work continued in the first semester of 2001, with the support of more than 50 social and cultural projects and events, involving investments of R$ 13.2 million and practically all areas: cinema, theater, music, exhibitions, restoration of museums, and others.

The theater play "Os Lusíadas" (epic poem by Camões), International Book Biennial, Jewish Film Festival, Book in Braille and Spoken for the Blind, presentation of the Brazilian Symphonic Orchestra and Bolshoi Ballet, and the restoration of Sé Cathedral and the São Paulo Art Museum, and the "Exposições do Egito Faraônico/Terra dos Deuses" (exposition about Egypt) and the "Mostra Reina Sofia - De Picasso a Barseló" (an art exposition), Christmas Tree by Bradesco Seguros - one of postal cars on Rio de Janeiro city and videos about principal experts in art Baiana (a typical region of Brazil) are some of the highlights that reveal the reach, quality and meaning of Bradesco's presence as a Resident-Organization in Brazilian life.

This social awareness is also evidenced in the work developed by BCN, with the "BCN Esportes" (BCN Sports) project. A project with more than 12 years' of uninterrupted existence, in which it has been investing and promoting the practice of sports in Brazil. Sponsoring Brazilian women's volley and basketball, with an annual investment on the order of R$ 5 million, the program adopts fundamental principles for training citizens and athletes, maintaining player teams and promoting sports among children and adolescents. The project benefits 2,660 young women, through 26 sports training centers in the City of Osasco, SP.

With investments on the order of R$ 500 thousand Baneb associated its name to the life of communities, stimulating social sports vocations, through the swimming team. This conscientious project achieved an excellent performance in 2001, resulting in the attainment of the bronze medal by the athlete Edvaldo Valério, in the 4x100 relay race, free stroke, in the Sydney (Australia) Olympics, and other accomplishments by other athletes at the national level.

Bradesco also participates in the Solidarity Alphabetization Program, through Fundação Bradesco, which in four years of partnership has already provided more than 58 thousand less privileged students with access to education.

"Canal Futura" (Future Channel), which broadcasts educational programs throughout Brazil, counts with the participation of Fundação Bradesco. The Foundation also forged a partnership with Fundação Padre Anchieta (TV Cultura), for the co-production of the "Ilha Rá-Tim-Bum" series geared to the infant public, strengthening its activities in the social and cultural area.

Bradesco's sponsorship, for five consecutive years, of the "Agulhas da Alta Moda Brasileira" event deserves special mention. This event is organized by APAE (Association of Parents and Friends of the Mentally Retarded) and has allowed for the development of scientific research and preparation of professionals in this area.

Bradesco is sponsoring the televisable marathon race Teleton AACD (Association for Caring for the Physically and Mentally Disabled) for the 4th year running, aimed at raising funds to increase and improve the treatment and care of those suffering from mental and physical disorders.

It also actively participated in the sponsorship of "Prêmio Carlos Gomes de Música Erudita" (Carlos Gomes Award for Erudite Music), aimed at stimulating excellences in the Musical Arts Universe, which acknowledges artists and professionals in their respective fields, responding to this social and cultural demand.

Parallel to these initiatives, Bradesco supports trade fairs, seminars, congresses and community events throughout the Country, which, in 2001, totaled 510 participations.

Additional Information

10

Bradesco agrees purchase commitment - Banco Mercantil de São Paulo S.A.

On January 13, 2002 Bradesco signed a Private agreement for the Purchase and Sale of Shares and Other Covenants with the controlling stockholders' of Banco Mercantil de São Paulo S.A.. Upon completing this operation, Bradesco will record R$ 116.3 billion in assets, and stockholders' equity of R$ 9.6 billion in September 2001.

The transaction also covers Mercantil's subsidiaries in Brazil and overseas, and includes the purchase of all of the capital of Banco Mercantil de São Paulo International (Luxembourg) S.A., of Finasa Seguradora S.A. and of Finasa S.A. Crédito, Financiamento e Investimento.

Once the operation has been concluded, Mercantil's 708 thousand clients will have access to Bradesco's customer service.

The purchase of one of the most traditional banks in Brazil confirms Bradesco's objectives of strengthening its presence and operations in the market, increasing economies of scale and maximizing return on investments for its stockholders.

Consolidated - As of September 30, 2001 - In millions of reais

	Bradesco	Mercantil	Total	% Evolution
ASSETS	107,428	8,853	116,281	8.24
Loans	45,264	4,176	49,440	9.23
Deposits	40,470	4,398	44,868	10.87
- Demand	7,327	279	7,606	3.81
- Time	15,501	3,584	19,085	23.12
- Savings	17,642	534	18,176	3.03
Money Market Repurchase Commitments	9,832	732	10,564	7.45
Managed funds and portfolios	56,668	1,952	58,620	3.44
Stockholders' equity	9,457	987	9,633(*)	1.86
Current account customers	11,3 million	708 thousand	12 million	6.27
Branches in Brazil	2,570	220	2,790	8.56
Overseas branches	5	3	8	60.00
Service centers	1,302	162	1,464	12.44

(*) Considered the minority share of Banco Mercantil (R$ 176 million)

Bradesco purchases Deutsche Bank Investments - Asset Management

Bradesco signed an agreement with Deutsche Bank for the purchase of Deutsche Bank Investimentos DTVM S.A., responsible for administering and managing R$ 2.16 billion in Investment Funds and Managed Portfolios, which represents a portfolio of more than one thousand customers.

These assets will be managed by Bradesco and supervised by Bram - Bradesco Asset Management. With this purchase, Bradesco will manage funds in excess of R$ 51 billion. The negotiation should be concluded within 60 days. "The quality of products will be preserved and we will increase the services provided to the existing customers of Deutsche Bank Investimentos DTVM, through our areas that are specialized in attending investors with different profiles", stated Luiz Carlos Trabuco Cappi, Diretor Vice-President Director of Relations with Bradesco Investors.

An Advisory Committee is being set up, comprising professionals from Bradesco and Deutsche Bank, to serve investors from Deutsche Bank Investimentos DTVM. Customers are being informed by means of e-mail and telephone.

Bram's structure is specialized in managing third party resources and serving different market segments, such as retail, corporate, private and institutional investors. Its activities are undertaken by teams of professionals that focus on meeting the specific demands of each investor profile.

Bradesco and Ford agree a partnership

The Bradesco Organization and Ford Credit Brazil agreed a strategic partnership to undertake retail financing operations and vehicle leasing. Management of Ford Credit's existing financing portfolio (Direct Consumer Credit) and the new operations will be undertaken through the companies from the Bradesco Organization, Continental Bank and Continental Promotora de Vendas (Continental Sales Promoter), the largest financing company in Brazil. Under this agreement Ford Leasing S.A. will be controlled by Banco BCN.

Operations are forecast to start during the first quarter of this year. With this partnership, customers from the Ford Distributors Network will have access to a wide range of financial services and products, as well as to more credit facilities.

"We are extremely satisfied with the partnership agreed with Bradesco", confirmed Gilberto Rustice, President of Ford Motor Credit Company, Latin America. "Of all the banks, we chose the largest private financial group in Brazil, since we evaluated that this Group has the infra-structure, financing and credit that we were looking for in a partner. And, what is even more important, the Bradesco Organization shares our vision of a successful long term partnership. Working together, we will be able to offer greater value and services to our customers and distributors ", concluded the executive.

"The result of this important partnership is another step towards extending our customers base and participation in the retail market. We have the conditions to provide Ford's customers with the best financing services on the market ", stressed José Luiz Acar, President of BCN.

Bradesco's Capital Market area provides financial advisory services to BCN and Continental Banks; and JP Morgan is the exclusive financial advisor of Ford Credit Brazil in structuring and negotiating the transaction with Bradesco Organization. The conclusion of the operation to acquire the capital in Ford Leasing S.A. is subject to approval from the competent authorities.

Bradesco acquires Banco do Estado do Amazonas S.A. - BEA

Bradesco acquired Banco do Estado do Amazonas (BEA), for the amount of R$ 182.9 million, in an auction hold in Rio de Janeiro Stock Exchange, at January 24th, 2002.

With this acquisition, Organização Bradesco expands its presence in the State of Amazonas and reaffirms its confidence and partnership in Brazil's economic and social development.

The State checking accounts and those of the private and public joint stock companies in which it participates, autonomous government entities, foundations and public companies will be maintained with BEA until 2010, as well as its employee payroll.

Following are the principal BEA figures, on the basis of the trial balance sheet at September 30, 2001:

Assets	R$ 622 million
Loans	R$ 187 million
Deposits	R$ 419 million
– Demand	R$ 146 million
– Time	R$ 238 million
– Savings	R$ 35 million
Managed funds and portfolios	R$ 53 million
Stockholders' equity	R$ 139 million
Checking account customers	131 thousand
Savings customers	52 thousand
Branches	36
Service posts	49

Independent auditors' report on supplementary information

To
The Board of Directors and Stockholders
Banco Bradesco S.A.
Osasco - SP

We have examined, in accordance with auditing standards generally accepted in Brazil, the financial statements of Banco Bradesco S.A. and the consolidated financial statements of Banco Bradesco S.A. and its subsidiaries for the year ended December 31, 2001, and have issued our report, on the basis of our examinations and the report of the other independent auditors, thereon dated February 1, 2002.

Our examinations were performed for the purpose of forming an opinion on the basic financial statements of Banco Bradesco S.A. and the consolidated financial statements of Banco Bradesco S.A. and its subsidiaries, taken as a whole. The supplementary information included in the accompanying Report on Economic and Financial Analysis is presented for purposes of additional analysis and is not a required part of the financial statements. This supplementary information has been submitted to the same auditing procedures applied in the exam of the basic financial statements, taken as a whole.

The supplementary information for the subsidiaries described in the item 1 in Note 2e of the financial statements, related to the year ended December 31, 2001, were examined by other independent auditors whose report has been furnished to us, and our opinion with respect to the amounts related to those subsidiaries is based solely on the reports of the other independent auditors.

In our opinion, based on our examinations and on the reports of the other independent auditors, the aforementioned supplementary information is presented fairly, in all material respects, in relation to the basic financial statements, taken as a whole.

The supplementary information related to periods prior to March 31, 2001, which are presented for comparison purposes, were reviewed by other independent auditors who expressed an unqualified opinion on their reports. The Report on Economic and Financial Analysis and this report are intended solely for the information of the Board of Directors, stockholders and others who have received the financial statements referred to in the first paragraph, for the purpose of additional analyzis the financial statements and should not be used for any other purpose.

February 1, 2002

KPMG

KPMG Auditores Independentes
CRC 2SP014428/O-6

José Marcelo Bessan	Alberto Spilborghs Neto
Accountant	Accountant
CRC1SP129705/O-0	CRC1SP167455/O-0

Consolidated Balance Sheet and Statement of Income – 1997 to 2001

11

Consolidated Balance Sheet - In thousands of Reais

	DECEMBER				
	2001	2000	1999	1998	1997
ASSETS					
CURRENT AND LONG TERM ASSETS	105,567,890	90,693,025	75,136,910	62,635,794	56,845,356
CASH AND CASH EQUIVALENTS	3,085,787	1,341,653	827,329	709,803	1,407,697
INTERBANK INVESTMENTS	3,867,319	2,308,273	2,590,599	5,167,038	9,953,212
Money market	2,110,573	1,453,461	1,890,828	4,449,356	9,676,011
Interbank deposits	1,760,850	854,815	699,771	718,125	277,975
Valuation Allowance	(4.104)	(3)	-	(443)	(774)
SECURITIES	39,931,519	33,119, 843	29,196,857	19,705,200	11,849,104
Own porfolio	27,493,936	21,743,924	20,950,342	12,821,409	9,470,356
Subject to repurchase agreements	9,922,036	10,822,637	5,987,713	5,759,959	2,214,409
Subject to negotiaton and intermediation of securities	526,219	9,394	157	295	13,560
Restrict deposits - Brazilian Central Bank	1,988,799	421,727	2,359,466	1,214,811	1,980
Privatizations securities	25,104	9,526	7,241	5,839	402
Pledged as guarantees	715,858	783,501	449,536	108,200	302,386
Valuation allowance	(740,433)	(670,866)	(557,598)	(205,313)	(153,989)
INTERBANK ACCOUNTS	5,141,940	5,060,628	6,454,553	5,536,959	4,324,880
Unsettled payments and receipts	10,118	6,920	7,635	189,329	4,798
Restricted deposits:					
- Brazilian Central Bank	4,906,502	4,848,668	6,184,959	5,194,724	4,163,383
- National Treasury - Rural Funding	712	660	599	779	490
- National Housing System - SFI	217,518	197,191	142,653	149,826	156,193
Intrebank onlendings	-	2,024	116,733	1	-
Correspondent banks	7,090	5,165	1,974	2,300	16
INTERDEPARTMENTAL ACCOUNTS	176,073	111,636	49,018	38,661	62,175
Third-party funds in transit	-	-	-	-	57
Internal transfer of funds	176,073	111,636	49,018	38,661	62,118
CREDIT OPERATIONS	35,131,359	30,236,106	21,535,633	20,794,541	20,228,436
Credit Operations:					
- Public sector	199,182	275,479	154,266	111,141	164,415
- Private sector	37,689,671	32,244,482	22,848,128	21,553,453	20,780,634
Allowance for loan losses	(2,757,494)	(2,283,855)	(1,466,761)	(870,053)	(716,613)
LEASING OPERATIONS	1,567,927	1,914,081	1,712,343	1,688,761	1,354,994
Leasing receivables:					
- Public sector	138	160	800	1,667	7,857
- Private sector	3,248,050	3,813,369	3,515,396	3,410,990	2,878,675
Unearned lease income	(1,557,642)	(1,760,305)	(1,490,803)	(1,485,780)	(1,307,532)
Allowace for losses	(122,619)	(139,143)	(313,050)	(238,116)	(224,006)
OTHER RECEIVABLES	16,266,602	16,226,725	12,420,787	8,491,994	7,356,633
Receivables on guarantess honored	1,131	2,020	-	645	1,942
Foreign exchange portfolio	5,545,527	6,417,431	3,375,563	2,488,263	2,526,731
Income receivable	187,910	191,873	109,734	113,814	57,230
Securities clearing accounts	1,342,923	497,655	839,758	320,821	393,659
Specifc credits	146,919	124,776	206,952	164,770	196,551
Insurance premiums receivable	995,662	818,773	994,718	825,162	588,155
Sundry	8,107,714	8,258,402	7,021,988	4,685,384	3,709,543
Allowance for losses	(61,184)	(84,205)	(127,926)	(106,865)	(117,178)
OTHER ASSETS	399,364	374,080	349,791	502,837	308,225
Other assets	415,484	409,771	406,910	513,407	382,331
Allowance for losses	(164,290)	(171,876)	(166,447)	(199,753)	(106,423)
Prepaied expenses	148,170	136,185	109,328	189,183	32,317
PERMANENT ASSETS	4,548,016	4,185,458	5,186,682	4,702,082	4,289,406
INVESTMENTS	884,773	830,930	2,453,425	2,306,500	1,911,096
Investments in associated companies:					
- Domestic	742,586	689,002	2,044,120	1,400,144	665,542
Other investments	452,871	525,316	753,901	1,148,977	1,374,584
Allowance for losses	(310,684)	(383,388)	(344,596)	(242,621)	(129,030)
FIXED ASSETS	2,352,682	2,017,093	1,683,069	1,562,430	1,556,057
Buildings in use	1,475,581	1,491,847	1,415,720	1,395,530	1,375,339
Other fixed assets	3,188,010	2,705,577	2,285,918	2,169,300	2,114,687
Accumulated depreciation	(2,310,909)	(2,180,331)	(2,018,569)	(2,002,400)	(1,933,969)
LEASED ASSETS	46,047	10,688	17,026	22,351	23,322
Leased assets	51,214	19,421	18,451	38,860	38,863
Accumulated depreciation	(5,167)	(8,733)	(1,425)	(16,509)	(15,541)
DEFERRED CHANGES	1,264,514	1,326,747	1,033,162	810,801	798,931
Organization and expansions costs	874,970	731,717	477,058	553,354	548,166
Accumulated amortization	(481,127)	(391,417)	(190,510)	(207,627)	(211,763)
Premium on the acquisition of subsidiaries, net of amortization	870,671	986,447	746,614	465,074	462,528
TOTAL	110,115,906	94,878,483	80,323,592	67,337,876	61,134,762

Consolidated Balance Sheet – In thousands of Reais

	DECEMBER				
	2001	2000	1999	1998	1997
LIABILITIES AND STOCKHOLDERS' EQUITY					
CURRENT AND LONG TERM LIABILITIES	87,352,076	77,006,572	66,345,011	56,020,611	51,557,700
DEPOSITS	41,083,979	36,468,659	34,723,630	28,249,838	24,029,394
Demand deposits	8,057,627	7,500,518	6,803,429	4,976,836	5,275,471
Saving deposits	18,310,948	17,835,745	17,244,520	16,171,727	14,642,601
Interbanking deposits	40,446	568,416	468,950	136,955	128,983
Time deposits	14,674,958	10,563,980	10,206,731	6,964,320	3,982,339
MONEY MARKET REPURCHASE COMMITMENTS	14,057,327	12,108,350	7,814,288	9,307,113	10,683,286
Own portfolio	12,178,855	10,696,199	5,973,260	5,729,892	2,221,910
Third-party portfolio	1,878,472	1,412,151	1,841,028	3,577,221	8,461,376
DEBT SECURITIES	4,801,410	4,111,171	4,628,344	2,067,118	901,262
Mortgage backed securities	–	–	–	2	20,722
Securities issued abroad	780,425	741,248	452,379	262,165	47,306
Debentures	48,921	1,039	1,043,125	44,800	–
Securities issued abroad	3,972,064	3,368,884	3,132,840	1,760,151	833,234
INTERBANK ACCOUNTS	192,027	107,129	59,607	42,839	75,988
Unsettled payments receipts	–	–	–	–	130
Interbank onlendings	4,519	1,059	10,016	28,191	63,249
Correspondent banks	187,508	106,070	49,591	14,648	12,609
INTERDEPARTMENTAL ACCOUNTS	762,505	904,188	879,592	573,526	455,333
Third-party funds in transit	762,505	904,188	879,592	573,501	454,945
Internal transfer of funds	–	–	–	25	388
BORROWINGS	7,887,154	6,463,555	4,864,414	4,035,313	5,378,545
Domestic borrowings - official institutions	2,979	9,737	10,178	5,147	5,483
Domestic borrowings - other institutions	230,468	170,775	138,279	31,932	73,975
Foreign currency borrowings	7,653,707	6,283,043	4,715,957	3,998,234	5,299,087
DOMESTIC ONLENDINGS - OFFICIAL INSTITUTIONS	5,830,633	5,096,604	4,123,486	3,571,562	2,800,143
Developmental (BNDES)	3,067,220	2,589,284	1,650,243	987,997	598,024
Federal Saving Bank (CEF)	433,381	405,264	388,109	331,010	298,163
Financing (FINAME)	2,321,508	2,090,374	2,064,153	2,238,674	1,899,966
Other institutions	8,524	11,682	20,981	13,881	3,990
FOREING ONLENDINGS	316,283	108,178	185,774	1,094,207	1,169,267
Foreign onlendings	316,283	108,178	185,774	1,094,207	1,169,267
OTHER LIABILITIES	12,420,758	11,638,738	9,065,876	7,079,095	6,064,482
Collection of taxes and other contributions	181,453	128,785	113,693	135,394	81,946
Foreign exchange portfolio	1,343,769	2,439,657	1,029,963	1,045,553	513,469
Social and statutory contributions	572,265	560,533	603,405	382,676	398,922
Taxes and social security contributions	3,371,127	3,094,628	2,665,681	2,168,827	1,696,022
Securities clearing accounts	1,418,985	592,395	914,127	506,767	667,688
Commited technical reserves for insurence, private pension plans and special savings	1,005,793	689,891	659,450	529,288	501,624
Subordinated Debt	969,842	–	–	–	–
Sundry	3,557,524	4,132,849	3,079,557	2,310,590	2,204,811
TECHNICAL RESERVS FOR INSURENCE, PRIVATE PENSION PLANS AND SPECIAL SAVINGS	12,847,633	9,648,174	6,904,469	4,740,741	3,451,051
DEFERRED INCOME	9,020	34,632	17,543	33,195	8,904
Deferred income	9,020	34,632	17,543	33,195	8,904
MINORITY INTERESTS	139,231	96,903	287,350	222,330	544,362
STOCKHOLDERS' EQUITY	9,767,946	8,092,202	6,769,219	6,320,999	5,572,745
Capital:					
- Local residents	4,940,004	5,072,071	4,206,644	3,659,692	3,235,167
- Foreign residents	259,996	74,429	58,856	50,626	44,833
Capital reserves	–	(400,500)	(465,500)	(246,000)	(280,000)
Revenue reserves	7,435	19,002	5,643	11,756	151
Treasury stocks	4,560,511	3,327,200	2,963,576	2,844,925	2,572,594
STOCKHOLDERS' EQUITY MANAGED BY THE PARENT COMPANY	9,907,177	8,189,105	7,056,569	6,543,329	6,117,107
TOTAL	110,115,906	94,878,483	80,323,592	67,337,876	61,134,762

Consolidated Statements of Income - In thousand of Reais

	Exercício 2001	2000	1999	1998	1997
INCOME FROM FINANCIAL INTERMEDIATION	21,411,673	15,519,008	18,286,815	11,935,162	7,613,065
Credit operations	11,611,236	7,787,745	9,602,701	6,623,789	4,420,168
Leasing operations	420,365	512,962	730,929	425,321	140,105
Securitites	7,097,028	6,122,486	5,875,823	3,823,626	2,327,882
Foreign exchange transactions	2,045,092	872,234	1,776,925	572,104	391,598
Compulsory deposits	237,952	223,581	300,437	490,322	333,312
EXPENSES FROM FINANCIAL INTERMEDIATION	13,312,726	9,132,137	12,821,198	7,441,180	4,292,920
Deposits and money market funds	6,986,027	5,521,407	4,954,854	4,430,881	2,397,929
Borrowings and onlendings	4,316,682	2,158,725	5,819,063	1,414,272	1,059,761
Leasing operations	–	93	18,852	2,985	8,811
Allowance for loan losses	2,010,017	1,451,912	2,028,429	1,593,042	826,419
GROSS PROFIT FROM FINANCIAL INTERMEDIATION	8,098,947	6,386,871	5,465,617	4,493,982	3,320,145
OTHER OPERATING INCOME (EXPENSES)	(5,164,463)	(4,535,910)	(4,300,792)	(3,303,216)	(2,237,672)
Comissions and fees	3,472,560	3,042,699	2,099,937	1,774,624	1,445,500
Insurence premiums, private pension plans and special savings	8,959,259	6,919,942	5,975,488	5,014,830	4,064,826
Increase in technical reserve for insurence, private pension plans and special savings	(3,492,217)	(3,001,118)	(2,341,648)	(1,392,136)	(906,061)
Claims – Insure options	(3,996,108)	(2,866,389)	(2,844,171)	(2,631,300)	(2,436,886)
Insurence and private pension plans selling expenses	(689,352)	(645,020)	(635,351)	(518,390)	(308,682)
Expenses with private pension plans benefits	(1,369,424)	(912,784)	(557,608)	(422,756)	(247,191)
Personnel expenses	(3,389,102)	(3,109,476)	(2,680,049)	(2,554,922)	(1,905,623)
Administrative expenses	(3,435,759)	(2,977,665)	(2,566,657)	(2,158,685)	(1,745,006)
Tax expenses	(790,179)	(670,138)	(651,801)	(319,537)	(230,202)
Results on investiments in associated companies	70,764	156,300	127,100	157,223	28,660
Other operating income	1,326,459	902,807	1,069,562	560,319	498,855
Other operating expenses	(1,831,364)	(1,375,068)	(1,295,594)	(812,486)	(495,862)
OPERATING INCOME	2,934,484	1,850,961	1,164,825	1,190,766	1,082,473
NON-OPERATING RESULTS	(83,720)	(123,720)	(224,874)	(263,696)	61,267
INCOME BEFORE TAXES AND PROFIT SHARING	2,850,764	1,727,241	939,951	927,070	1,143,740
INCOME TAX AND SOCIAL CONTRIBUTION	(502,257)	(258,776)	307,186	240,203	(198,710)
NON-RECURRIN/EXTRAORDINARY RESULTS	–	400.813	–	–	–
EMPLOYEE PROFIT SHARING	(159,703)	(111,131)	(103,578)	(86,879)	(71,464)
MINORITY INTEREST	(18,674)	(17,982)	(38,753)	(67,974)	(43,054)
NET INCOME	2,170,130	1,740,165	1,104,806	1,012,420	830,512
RETURN ON STOCKHOLDERS' EQUITY	22.22%	21.50%	16.32%	16.02%	14.90%

Consolidated Statements of Income - In thousand of Reais

	2001				2000			
	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.
INCOME FROM FINANCIAL INTERMEDIATION	2,604,301	7,972,096	5,611,218	5,224,058	4,534,442	3,858,777	3,988,351	3,137,438
Credit operations	1,189,535	4,345,353	3,091,410	2,984,938	2,478,580	1,968,321	1,832,795	1,508,049
Leasing operations	62,021	117,633	125,032	115,679	146,513	111,864	145,265	109,320
Securitities	1,186,125	2,506,588	1,839,465	1,564,850	1,532,771	1,503,525	1,736,657	1,349,533
Foreign exchange transactions	103,954	936,425	498,643	506,070	325,099	219,936	219,611	107,588
Compulsory deposits	62,666	66,097	56,668	52,521	51,479	55,131	54,023	62,948
EXPENSES FROM FINANCIAL INTERMEDIATION	182,949	5,898,611	3,567,772	3,663,394	2,843,263	2,272,419	2,391,626	1,624,829
Deposit and money market funds	53,292	3,128,332	1,884,421	1,919,982	1,667,429	1,429,905	1,365,985	1,058,088
Borrowing and onlendings	(489,948)	2,287,172	1,190,093	1.329,365	826,432	514,324	561,788	256,181
Leasing operation	-	-	-	-	-	25	68	-
Allowance for loan losses	619,605	483,107	493,258	414,047	349,402	328,165	463,785	310,560
GROSS PROFIT FROM FINANCIAL INTERMEDIATION	2,421,352	2,073,485	2,043,446	1,560,664	1,691,179	1,586,358	1,596,725	1,512,609
OTHER OPERATING INCOME (EXPENSES)	(1,471,893)	(1,410,462)	(1,264,422)	(1,017,686)	(1,212,774)	(1,135,148)	(1,074,409)	(1,113,579)
Commissions and fees	874,001	839,110	864,576	894,873	819,365	802,148	813,640	607,546
Insurance premiums, private pension plans and special savings	2.641.322	2.153.652	2.278.909	1.885.376	1.955.088	1.728.312	1.601.193	1.635.349
Increase in technical reserves for insurence, private pension plans and special savings	(1,310,005)	(792,203)	(751,756)	(638,253)	(877,449)	(722,089)	(623,817)	(777,763)
Clains - Insurence options	(1,068,032)	(1,030,772)	(1,073,029)	(824,275)	(765,261)	(735,153)	(697,615)	(668,360)
Insurance and private pension plans selling expenses	(169,032)	(177,561)	(168,893)	(173,866)	(167,471)	(157,395)	(162,676)	(157,478)
Expenses with private pension plans benefits	(415,859)	(323,815)	(352,583)	(277,167)	(236,566)	(213,353)	(206,259)	(256,606)
Personnel expenses	(896,163)	(880,516)	(836,562)	(775,861)	(850,795)	(790,714)	(789,914)	(678,053)
Administrative expenses	(896.004)	(890,377)	(817,135)	(832,243)	(825,494)	(763,942)	(707,974)	(680,255)
Tax expenses	(209,624)	(200,828)	(190,253)	(189,474)	(179,745)	(162,589)	(162,075)	(165,729)
Results on investments in associated companies	55,230	16,835	1.058	(2,359)	66,526	1,434	(7,705)	96,045
Other operated income	435.891	345,155	218,669	326,744	309,362	194,736	160,138	238,571
Other operating expenses	(513,618)	(469,142)	(437,423)	(411,181)	(460,334)	(316,543)	(291,345)	(306,846)
OPERATIONG INCOME	949,459	663,023	779,024	542,978	478,405	451,210	522,316	399,030
NON-OPERATING RESULTS	(36,188)	(47,426)	14,619	(14,725)	(31,259)	(27,278)	(33,151)	(32,032)
INCOME BEFORE TAXES AND PROFIT SHARING	913,271	615,597	793,643	528,253	447,146	423,932	489,165	366,998
INCOME TAX AND SOCIAL CONTRIBUTION	(261,664)	(35,152)	(142,009)	(63,432)	(8,076)	(65,135)	(138,975)	(46,590)
NON-RECURRIN/EXTRAORDINARY RESULTS	-	-	-	-	46,292	-	-	354,521
EMPLOYEE PROFIT SHARING	(40,356)	(41,985)	(35,886)	(41,476)	(36,673)	(26,510)	(25,767)	(22,181)
MINORITY INTEREST	(1,412)	(20,271)	5,987	(2,978)	456	(1,699)	(6,187)	(10,552)
NET INCOME	609,839	518,189	621,735	420,367	449,145	330,588	318,236	642,196

Financial Statements and Independent Auditors' Report

12

Message to Stockholders

The Stockholders,

The year 2001 will deserve very special mention in the history of Organização Bradesco.

The Organization's vocation for the democratization of banking services and the creativity to respond to market demands contributed to new increments in quality. These new steps are in harmony with the desire to overcome challenges and to serve better and better, particularly in relation to the evolution of customer service, productivity and transparency.

The facts are eloquent. Since February, Bradesco stocks have been traded in one of the most important stock exchanges of the European Union, the Madrid Stock Exchange, in its Latibex index, and, since November, in the New York Stock Exchange, through ADRs-American Depositary Receipts. The Organization created a company in Tokyo, to serve Brazilians who live and work in Japan, and acquired the totality of the capital stock of Banque Banespa International S.A., based in Luxembourg.

It adhered to Level 1 Corporate Governance of the São Paulo Stock Exchange, incorporated BRAM, one of Brazil's major asset management companies and successfully concluded Banco Baneb's incorporation into the Bradesco Network. Moreover, won the Partners Selection Process of ECT (Brazilian Post Office and Telegraph Company), for the implementation of "Banco Postal" (Postal Bank), which will greatly increase the presence of its Service Network in the Country.

The year 2002 also began under the impulse of new and relevant business for the Organization, with the high points of the acquisition of Ford Leasing S.A. - Arrendamento Mercantil, Deutsche Bank Investimentos DTVM S.A. and of the controlling stock of Banco Mercantil de São Paulo S. A. and Banco do Estado do Amazonas S.A.

In numbers, the performance for the year is condensed in the outstanding R$ 110.116 billion in assets and net income of R$ 2.170 billion, which provided for the distribution of dividends and interest on own capital to stockholders in the significant sum of R$ 848.722 million, or 41.17% of the adjusted result.

Special mention must be made of the performance of the Insurance, Private Pension Plans and Special Savings Areas (Grupo Bradesco de Seguros), which activities complement and expand the Organization's operations in the financial segment, strongly contributing to its results and market share.

The advances during the period, in summary, show that Bradesco was successful in adjusting its strategic position to the new era and rules of the modern economy, with the goals of increasing its participation in retail banking nationwide, along with its initiatives directed toward stimulating savings, expanding the market itself and creating highly specialized structures, in order to provide more differentiated products.

In the social area, the Organization's strong point lies in the projects developed in the educational area over the last 45 years by Fundação Bradesco, which today maintains 38 Schools throughout the Country and provides education totally free-of-tuition basis to more than 103 thousand students.

With these credentials, we reaffirm our commitment to our objectives of the progress and well being of the Brazilian Nation. With the feeling of achievement and recognition, we wish to thank our stockholders, clients, employees and collaborators, of all levels, for their trust and decisive support they have been providing over the years.

Cidade de Deus, February 1, 2002

Lázaro de Mello Brandão
Chairman of the Board of Directors

Management's Report

We submit to your appreciation the Financial Statements for the year ended December 31, 2001, of **Banco Bradesco S.A.**, as well as the consolidated statements, prepared in accordance with the Brazilian Corporation Law.

The Brazilian economy assimilated various "shocks" in 2001 in a satisfactory manner, thanks to the efficiency of the economic policy based on the floating exchange rate and inflation goals. This structure permitted the government to manage the inflation forecast scenarios without an excessive deceleration of economic activity. The surpassing of the maximum limit of 6% of the Central Bank goal for the IPC-A (Comprehensive Consumer Price Index) was an alert for the need to maintain consistent macroeconomic policies. On the other hand, the signs of the reduction of dependence on international financing due to the recovery of the trade balance and the improvement of the perception of risk in relation to Brazil at the end of the year indicate good prospects for 2002. The consolidation of these positive indications will make the return of GDP - Gross Domestic Product growth rates close to the Country's potential possible in the medium term.

For Organização Bradesco this was a fertile year, marked by relevant events, which continued into early 2002, among which is worth noting:

- **Trading of Bradesco preferred stocks on the New York Stock Exchange**, as of November 21, raising its American Depositary Receipts-ADR Program from Level I, theretofore in the Over-the-counter Market, to Level II, with trading on the Exchange Floor, in the proportion of 5,000 stocks per ADR. Prior to this, the Bank was already the first institution from the Brazilian financial segment to have its stocks traded on a European Union Stock Exchange. **As of February 16, its preferred stocks were listed in the Latin-American Securities Market - Latibex**, the index provided by the Madrid Stock Exchange in Spain, for the stocks of the most representative companies of Latin America. These initiatives open important fronts for attracting investors from the globalized markets.

- **Adhesion to Level I Corporate Governance of BOVESPA (São Paulo Stock Exchange)**, upon its launching on June 26. Consequently, the stocks representative of the Bank's Capital Stock were included in the IGC (Index of Stocks with Differentiated Corporate Governance), traded with the respective Quality Seal. With this initiative, Bradesco reaffirms its double commitment of seeking the appreciation of the equity of its stockholders and generating conditions for the greater liquidity of the stock, in this way contributing to the strengthening of the Brazilian capital market.

- **Postal Bank**. On August 20, Bradesco was announced the winner of the Partners Selection Process to implement the innovative Postal Bank concept sponsored by ECT (Brazilian Post Office and Telegraph Company). Hence, Bradesco will now be able to use the Postal Network of the Post Office, which has 5,299 of its own branches, as a Bank Correspondent in the Country, supplying banking services to the population. This important achievement, which is in harmony with the bank's strategy of expanding its retail market share throughout the Brazilian territory, will raise the Bradesco Network to more than 10,500 service points, stimulating the growth of the market itself, by the possibility of the inclusion of new financial service consumers.

- **Creation of Bradesco Services Co., Ltd., with its Head Office in Tokyo**, with the objective of providing specialized service to Brazilians who live and work in Japan. The new company provides advice and information to this community on the transfer of funds, opening of accounts, investments, quotations and rates, and other data.

- **Acquisition of Banque Banespa International S.A., based in Luxembourg**, which will be incorporated into Organização Bradesco as soon as the operation is

Management's Report

approved by the government authorities of that Grand Duchy. A further step that is coherent with Bradesco's expansion policy, increasing business prospects and further strengthening its presence abroad.

- **Conclusion of the incorporation process of Banco Baneb into Bradesco**, on September 14, with the transformation of 173 Baneb branches into Bradesco branches, in addition to 109 Bank Service Posts and Points **and Banco Boavista into Banco BCN, 73 Branches and 2 PABs**, in March 31. The initiative optimized resources, combining expertise, advanced technology and the dedication of the work force, always with the objective of providing clients with maximum product and service quality.

- **Incorporation of BRAM – Bradesco Asset Management Ltda.**, one of Brazil's major asset management companies (recorded at the end of year R$ 59.042 billion under management). Totally segregated from the Bank, this company serves various market segments including retail, corporate, private and institutional investors, consolidating the Fund and Investment Portfolio Management Areas of the Bank, BES – Boavista Espírito Santo Distribuidora de Títulos e Valores Mobiliários S.A., BCN Alliance Capital Management S.A. (actual BCN Asset Management S.A.) and Bradesco Templeton Asset Management Ltda. An initiative oriented toward the strategy of creating increasingly more specialized structures and aligned with market developments.

- **Strategic partnership established with Ford**, on January 3, 2002, by Organização Bradesco, through subsidiary companies, with the objective of expanding the client base and participation in retail banking, involving assets on the order of R$ 1 billion, consolidating its leadership in the vehicle financing market in the Country: by Banco BCN S.A., acquisition of the totality of the capital stock of Ford Leasing S.A. - Arrendamento Mercantil; by Continental Banco S.A., acquisition of the credits and other rights of the CDC (Direct Consumer Credit) Loan Portfolio of Banco Ford S.A., as well as the financing of new business; and by Continental Promotora de Vendas Ltda., an arrangement to serve clients of the Ford Distributors.

- **Memorandum of Understanding signed on January 8, 2002, with Deutsche Bank S. A. - Banco Alemão, with the objective of acquiring Deutsche Bank Investimentos DTVM S.A.**, which is responsible for the Administration and Management of Investment Funds and Managed Portfolios totaling R$ 2.16 billion at December 31, 2001. The operation will aggregate new products to BRAM's portfolio, which will be managing these assets.

- **On January 13, 2002, the acquisition of the controlling stock of Banco Mercantil de São Paulo S. A. and its subsidiaries, including Finasa Seguradora S.A., Finasa S.A. Crédito, Financiamento e Investimento and Banco Mercantil de São Paulo Internacional (Luxembourg)** S.A. Banco Mercantil is a traditional financial institution that has been in operation for 64 years, with its Network of 220 Branches in the Country, 3 Abroad and 162 Bank Posts. At September 30 it recorded Assets of R$ 8.853 billion, Stockholders' Equity of R$ 987 million and more than 708 thousand account holder clients. The concretization of the operation, which depends on the conclusion of a due diligence and approval from the competent authorities, is in line with Bradesco's objectives of strengthening its presence and operations in the market, increasing gains of scale and maximizing the return on investments of its stockholders.

- **On January 24, 2002, acquisition of the controlling stock of Banco do Estado do Amazonas S.A. – BEA**, in an auction held at the Rio de Janeiro Stock Exchange. At September 30, the Institution had Assets of R$ 622 million, a Network of 36 Branches and 49 Bank Posts. With this purchase, Organização Bradesco expands its presence in Amazonas State and reaffirms its confidence and partnership in the Country's economic and social development.

Management's Report

1. Result for the year

Overall, Organização Bradesco achieved very satisfactory results in 2001.

R$ 2.170 billion in Net Income, equivalent to R$ 1.51 per lot of 1,000 stocks, profitability of 22.22% on Stockholders' Equity and 1.97% on total Assets.

R$ 2.063 billion in taxes and contributions, including social security, paid and payable to the public coffers, resulting from the main activities during the year.

R$ 848.722 million was distributed to 2,351,679 stockholders, in the way of dividends and interest on own capital, equivalent to 41.17% (net of Income Withholding Tax, 35.32%) of Adjusted Net Income. Corresponding to R$ 0.6179470 (R$ 0.5302000 net of Income Withholding Tax), for each lot of 1,000 stocks, which includes the surtax of 10%, for preferred stocks, and R$ 0.5617700 (R$ 0.4820000 net of Income Withholding Tax), for common stocks.

The Operating Efficiency Ratio (measures the weight of administrative costs in relation to operating income) at December 31, 2001 was 54.34%, which reflects a suitable cost adjustment and reduction policy in the permanent pursuit of greater profitability. In the previous year this ratio was 60.51%.

2. Capital and Reserves

R$ 5.200 billion corresponding to the Bank's Capital Stock at the end of the year.

R$ 4.568 billion corresponding to Capital Reserves.

R$ 9.768 billion corresponding to Stockholders' Equity, with a growth rate for the year of 20.71%, representing 11.71% of Assets, in a total of R$ 83.393 billion. In relation to Consolidated Assets, which amount to R$ 110.116 billion, Managed Stockholders' Equity represents 9%. Net Equity per lot of 1,000 stocks amounted to R$ 6.78.

The financial solvency ratio was 15.36% and the economic financial solvency ratio was 13.79%, hence superior to the minimum percentage of 11% established by National Monetary Council Resolution 2,099, of August 17, 1994, in conformity with the Basle Committee. The ratio of fixed assets to total stockholders' equity calculated in accordance with the Brazilian Central Bank instructions was 48.38% for the consolidated and 53.85% fot the operational consolidated, being 70% the maximum limit.

It is important to note that Organização Bradesco issued Subordinated Debt on the order of R$ 969.842 million at the end of the year (abroad, R$ 343.454 million by the Bank, and in Brazil, R$ 626.388 million by Bradesco Leasing), which is computed in Stockholders' Equity for the purpose of calculating the ratios mentioned in the preceding paragraph.

3. Bradesco Stock – Trading

The highly liquid Bradesco Stock were present on all the trading floors of the São Paulo Stock Exchange (BOVESPA), in which Index they participate, with a significant 3.76%. It is also important to note that the highly respected American Forbes magazine listed them among the 500 best stocks in the world. It is the first Brazilian Bank to be listed in the Forbes Global 500 ranking.

R$ 4.871 billion was traded in Bradesco Stock during the year, on BOVESPA, represented by 17.741 billion common stock and 400.560 billion preferred stock.

Management's Report

R$ 1.846 billion was traded as ADRs, in the American market, backed by 151.010 billion of the Bank's preferred stock.

4. Acknowledgements

Ratings - As a result of its position, in 2001 Bradesco received the highest evaluation indices attributed to the Country's banks by Brazilian and international rating services: Atlantic Rating, Austin Asis, Fitch ratings, Moody's Investors Service, SR Rating and Standard & Poor's.

Rankings - Bradesco maintained its position as the largest private Brazilian Bank and one of the largest of Latin America, and was also indicated among the largest in the world, in the evaluation of renowned international economic-financial magazines: largest Bank of Latin America by stockholders' equity, in accordance with the British magazine, The Banker; the largest private company in Brazil and the Brazilian financial institution with the best ranking, by revenue, in the Global 500 ranking of the magazine Fortune, largest Brazilian Bank by sales in the ranking of The International 500 of Forbes magazine; best Brazilian Bank in accordance with Latin Finance; and largest group of Latin America according to the América Economia magazine.

The acknowledgement of Bradesco's leadership was also expressed by important Brazilian publications: best Bank in Brazil in accordance with the Forbes 200 Economática ranking of Forbes Brasil magazine; best retail Bank in Brazil by the "Conjuntura Econômica" magazine of Fundação Getúlio Vargas; largest private business group of the Country by revenue and largest Brazilian Bank by assets in accordance with "Guia Melhores e Maiores" of the "Exame" magazine.

Awards - A total of 50 awards, on the basis of independent opinions, attest Bradesco's leadership in its market and the quality of the products and services. These include the award the Best Company of the Capital Market by the Agência Estado/Economática ranking of Publicly held Companies and Best Evolution in Transparency Award, granted by Atlantic Rating risk rating agency.

5. Operating Performance

5.1. Resources Obtained and Managed

Bradesco's relationship with the economic activity as a whole is becoming more accentuated by the day. With the objective of providing ongoing support to the different sectors (production, consumption and services), thereby promoting development, the Bank maintains permanent stimulus to its resources obtainment and management policy. Manages more than 12 million checking accounts and accounts for an expressive 18.79% of the SBPE (Brazilian Savings and Loans System).

At the end of the year, the total volume of resources obtained and managed by Organização Bradesco rose to R$ 154.727 billion, with a growth rate of 16.13% over the previous year.

R$ 60.913 billion in Demand, Time and Interbank Deposits, Money Market Repurchase Commitments, Debt Securities, Subordinated Debt and Savings Deposits.

R$ 34.772 billion recorded for the Foreign Exchange Portfolio, Borrowings and Onlendings, Working Capital, Technical Reserves for Insurance, Private Pension Plans and Special Savings, Collection of Taxes and Other Contributions.

R$ 59.042 billion in resources managed by the Organization, which grew 11.41% during the year, including Investment Funds and Managed Portfolios.

Management's Report

5.2. Credit Operations

In order to respond to market demands, the Bank has endeavored to offer support to initiatives that impact on economic growth, through its credit democratization policy, contributing to the creation and distribution of wealth.

R$ 44.444 billion corresponding to the consolidated credit operations year-end balance, including Advances on Foreign Exchange Contracts and Leasing, with a growth rate of 14.33% in the period.

R$ 2.941 billion corresponding to the consolidated allowance for loan losses balance, equivalent to 6.62% of the total volume of credit operations.

5.3. Mortgage Loans

In the Mortgage Loans Operations, the Organization continued business responding to the demands of borrowers and the construction industry.

R$ 698.425 million corresponding to the total funds earmarked for the area, permitting the construction and purchase of 15,065 properties.

5.4. Onlending Operations

In harmony with the objective of fomenting company competitiveness, and supporting the modernization of the production sectors, Bradesco operates as an important onlending agent of domestic and international funds. The total liberated in the segment was on the order of R$ 3.928 billion supplying substantial alternative funds for companies wishing to invest in production. In the area of BNDES onlendings, the sum of operations amounted to R$ 1.850 billion, ensuring leadership in the System and permitting strategic projects in different segments of the economy.

R$ 7.020 billion corresponding to the onlendings portfolio balance at year-end, earmarked preferentially for small and middle companies, with a growth rate of 20.16% and 33,271 contracts registered.

5.5. Rural Credit

The Organization's activities in the grain farming and cattle ranching sector is noted for the emphasis on the financing production means, processing and commercialization of crops. The policy of supporting agriculture and stimulating the expansion of the rural activity has provided for the improved productivity and quality of products, strengthening Brazilian positions in this vital segment for the economy and exports.

R$ 3.004 billion corresponding to the balance of investments at year-end, represented by 31,555 operations.

5.6. Bradesco Corporate

Responsible for management of relationships and risks with large business groups, it operates throughout the country, structuring solutions which customer needs, in accordance with the needs of each sector of the economy.

R$ 35.080 billion corresponding to the total of funds managed by the segment.

5.7. Bradesco Private Banking

The Private Banking Area is oriented toward serving individual clients with available cash for investment over R$ 1 million. With a diversified line of products and services, its purpose is to meet investment demands and provide personalized advise, in an effort to increase client patrimony and maximize its results.

Management's Report

5.8. Capital Market

Bradesco has consolidated an important position in the capital market over the years, reflecting its readiness to support companies in their investments and expansion of their businesses.

In 2001, the Bank once again achieved outstanding results in the intermediation of public placements of stocks, debentures and promissory notes with 57.35% of the value of issues registered in CVM (Brazilian Securities and Exchange Commission). At the same time, it operated actively in providing advice for structured operations: mergers, acquisitions, project finance and corporate and financial restructurings.

R$ 15.207 billion corresponding to 22 intermediation operations of share, debenture and promissory note transactions concluded during the year.

6. International Area

In Organização Bradesco, the Foreign Exchange and Foreign Trade Area operates in multiple markets and guarantees a diversified line of products and services. With the advantages of a solid and perfectly integrated structure, it offers complete assistance to clients in their foreign exchange and foreign trade operations.

In Brazil it is composed of 17 specialized Departments. There are also Branches in New York, Grand Cayman and Nassau, in the Bahamas, and subsidiaries in Buenos Aires and Nassau, in addition to an extensive Network of International Correspondents.

During the year, funds totaling US$ 1.225 billion were obtained through medium and long-term public and private placements in the international market, which were earmarked for working capital loans. This volume, which again makes Bradesco the largest private issuer among the financial institutions of Latin America, also shows its readiness to continuously contribute to the competitive integration of the Brazilian economy. It is important to note that once again Bradesco was the Institution that reopened the international market to public issues, this time, after the volatility triggered by the events of September 2001.

R$ 4.386 billion corresponding to the Advances on Foreign Exchange Contracts year-end balance for a Portfolio of US$ 2.214 billion in Export Financing.

US$ 637.609 million in Foreign Currency Import Financing.

US$ 9.698 billion transacted in Export Purchases, 5.22% higher than the previous year.

7. Organizational Structure

7.1. Bradesco Service Network

Designed to offer adequate standards of convenience, facility and security, Organização Bradesco's Service Network operates throughout the Brazilian territory, playing a vital role in the democratization strategy of banking services.

The Branches are characterized by their functionality and comfort, with ample space for the circulation of the public, and Self-service Rooms, fitted with diversified equipment that facilitates and expedites operations to clients. The common feature of the Branches and Network system is the advanced technological structure.

The expansion of Bradesco Internet Banking was also significant in 2001. This network is currently accessed by more than 3.769 million users, directly from their offices, homes or any part of the world, wherever they are. The service offers over a hundred types of operations and occupies 3rd position worldwide in the number of clients/users. It is also distinguished for its position in service quality at the international level.

Management's Report

"Fone Fácil Bradesco" (Bradesco Easy Phone), is equipped with a pioneer voice recognition answering system in the cities of São Paulo (São Paulo State), Curitiba (Paraná State), and Sorocaba (São Paulo State) and continued expanding its capacity and strengthening the commercial strategy for the placement of products. It grew 16.85% in the volume of terminal inquiry responses, answering more than 225 million calls. The launching, also in a pioneer manner, of the Voice Authentication System, which increased the security of transactions conducted via the Call Center, using the user's voice, as confirmation of the system's access password also deserves mention.

It is also important to note the success and scope of ShopInvest Bradesco, which provides the possibility of making investments in the Stock Exchanges, including on-line quotations, using the Internet. Among other functions, it permits investments and redemptions, simulations, consultations of investment positions and direct access to Bradesco Internet Banking transactions.

Investments earmarked for the expansion of functional capacity and information technology and telecommunications infrastructure amounted to R$ 1.252 billion in 2001.

At the same time, with the divestment of non-operating assets, conducted mainly through public auctions, the Bank raised approximately R$ 294.268 million, also resulting in administrative gains and the reduction of conservation costs.

Contributing with the nationwide effort to contain energy consumption, Organização Bradesco instituted its own electric power-rationing program in all its environments. The response was extremely positive. The Government 20% reduction in consumption goal was reached as early as June.

2,610	Branches (2,405 Bradesco, 204 BCN and 1 Continental Banco) marked the presence of Organização Bradesco in 1,391 Brazilian municipalities. Of these, 88 were inaugurated during the year, in addition to the Baneb Branches incorporated into the Network.
5	Branches Abroad, 1 in Nova York, 3 in Grand Cayman (Bradesco, BCN and Boavista) and 1 in Nassau, in the Bahamas (Boavista).
2	Subsidiaries Abroad, Banco Bradesco Argentina S.A., in Buenos Aires and Boavista Banking Ltd., in Nassau.
1,384	Bank Service Posts and Points in Companies (1,241 Bradesco and 143 BCN).
20,078	Automatic Teller Machines of the BDN - Bradesco Day and Night Network, 2,078 installed during the year.
1,267	External BDN - Bradesco Day and Night Network Points.
39	Branches of Continental Promotora de Vendas, a company belonging to Continental Banco S.A., controlled by BCN, present in more than 10,500 vehicle resale points and furniture and decoration stores, cellular telephony and information technology.
17,798	MIPs (millions of instructions per second) corresponding to the installed capacity of the Organization's Data Processing System.
8.590	million of transactions conducted by clients and users, serviced daily, on average, 2.188 million at bank teller windows and 6.402 million (74.53%) through the BDN convenience channels, the Internet and "Fone Fácil" (Easy Phone).

Management's Report

7.2. "Alô Bradesco" (Hello Bradesco)

With the philosophy of continuously enhancing customer relations, Bradesco maintains the "Alô Bradesco" service, an open and direct communication channel with the public created in 1985, even before the enactment of the Consumer Protection Code. Through of the suggestions or complaints it receives, contributed to the continuous improvement of the Organization's products and services. It has also proved to be an instrument of significant strategic value for checking tendencies and anticipating responses to constant market challenges.

430,844	contacts recorded by clients in 2001.

8. Products and Services

8.1. Bradesco Cards

The experience of Credit Card with chip, proved to be victorious in the City of Itu (São Paulo State), as the Bradesco Electronic Currency, the same occurring with Visa Cash, a pre-paid Card launched in Campinas (São Paulo State). Undergoing an efficient expansion program, this advanced technology was also made available in the Cities of Brasília (Federal District), Fortaleza (Ceará State) and Rio de Janeiro (Rio de Janeiro State), and, in the medium term its use is foreseen throughout the Brazilian territory. With this, Bradesco will become one of the largest issuers of this type of Cartão, which brings, as benefits, multiple functionality product and speed and comfort for the client, in addition to increasing security.

The "Cartão Bradesco Visa Vale Pedágio" (Bradesco Visa Toll Voucher Card) an also unprecedented product designed for carriers, emerges as a simplified payment means of the tolls used in São Paulo State concessionaires and shows the vastness of the electronic payments business and the effort that Bradesco has been making toward being always on the lookout for new niches and opportunities.

According to its operating strategy in all social echelons, the Bank recently launched Cartão Bradesco Visa Infinite (Bradesco Visa Infinite Card), which is a new product and now the top line of the segment. Bradesco Cards also have the Smart Club, which is an extensive multifidelity program, and pioneering in Latin America, offered exclusively to its clients, and which maintains its trajectory of growth due to its large acceptance. The same has been occurring with the Smiles Program.

Bradesco Cards are accepted throughout the Bradesco Service Network and Visa Network, comprising more than 650 thousand points-of-sale in Brazil and more than 19 million commercial and service establishments in all over the world, in addition to 600 thousand automatic teller machines of the Plus Networks. Bradesco Credit Cards MasterCard also relies on an extensive Service Network in Brazil and Abroad.

R$ 6.752	billion corresponding to the Organization's Credit Card sales in 2001.
R$ 2.519	billion corresponding to Visa Electron Debit Card sales.
4.689	million corresponding to the number of Credit Cards and Bradesco PoupCards in circulation.
24.329	million corresponding to the number of Bradesco Visa Electron Debit Cards in circulation.

8.2. Corporate Collections

The success and expansion of "Cobrança Bradesco" (Bradesco Collections) can be attributed to its ability of combining effective management with advanced information technology resources. Bradesco On-line Collections, one of the most efficient systems, featuring computer-to-computer electronic data interchange means, represents 96% of all the notes

Management's Report

recorded in the Portfolio, which raises potential productivity gains for companies and permits streamlining of services.

R$ 590.778 billion in transaction activities by "Cobrança Bradesco" during the year, corresponding to 657.761 million notes processed.

R$ 147.221 billion corresponding to 50.217 million payment operations conducted during the year by Pag-For Bradesco (Documented Payment of Vendors), permitting the management of Accounts Payable for more than 28 thousand companies.

8.3. Tax and Utility Collections

Consolidated by high levels of efficiency and quality, the tax, tribute and contribution collection services are aimed at two objectives that complement one another: on the one side, they seek client satisfaction with practical and innovative solutions for the payment of taxes and contributions, and on the other, they seek to substantially collaborate with Government Agencies, at the federal, state and municipality levels, and with the Public Utility Companies. They common denominator is speed and security in the repass of the information processed and the amounts collected.

R$ 62.757 billion was collected during the year in federal, state, municipal and other contributions, processed through 51.393 million documents.

R$ 10.515 billion received in light, water, gas and telephone bills, totaling 100.891 million documents processed, of which 44.562 million were paid through automatic debit in Checking Accounts and Savings Accounts. This system offers great convenience for clients.

R$ 11.607 billion paid to more than 3.133 million Social Security Retirees and Pensioners, 16.18% of the population enrolled in INSS (National Social Security Institute), in 44.324 million operations, through the Instantaneous Benefit Payment Card.

8.4. Share, Custody and Controllership Services

With an appropriate infrastructure and specialized personnel, Bradesco provides its clients the Custody of asset safeguarding services, Controllership, DR - Depositary Receipt, BDR – Brazilian Depositary Receipt and Stocks, Debentures and Investment Fund Quota bookkeeping services.

175 companies integrate the Bradesco Book Entry Stock System, comprising 5.560 million stockholders.

27 companies with Book Entry Debentures issued totaling R$ 8.935 billion.

250 clients use the custody service, amounting to equity of R$ 53.139 billion.

325 Investment Funds and Managed Portfolios, with controllership services, and equity of R$ 75.535 billion.

11 Book entry Investment Funds, with a market value of R$ 1.098 billion.

9 DR Programs recorded, with a market value of R$ 3.714 billion.

2 BDR Programs recorded, with a market value of R$ 1.118 billion.

Management's Report

8.5. New Products and Services

Among the various launchings made by Bradesco in 2001, we highlight the following:

- **Bradesco Internet Banking - New Look** - With the selection of the new version by the users themselves, currently totaling more than 3 million, and a new layout, this product includes ShopCredit, a portal where clients can find information on all the Organization's credit lines, carry out simulations of calculations and access pre-approved operations.

- **Bradesco Net Empresa** - This is an innovative site that enables companies to transact activities in checking and savings accounts, make payments and collections and perform other operations via the Internet, with total security and ease.

- **Bradesco TV Banking** - A DirectTv Interactive TV Banking Channel, which will permit DirectTV service subscribers to access bank information, with ease and security, directly by the television, Channel 923. At the present stage, it offers institutional information and a list of Organização Bradesco products and services. In the future, clients will be able to perform banking operations, such as transfers and payments and to view balances and statements via remote control.

- **Bradesco Pocket** - This is a pioneer on-line pocket version of Internet Banking, which enables clients, using handhelds, to consult checking account, savings account and credit card balances and statements, pay bills and transfer amounts, as well as obtain institutional information on Bradesco and Bradesco Seguros.

Bradesco's objective of ensuring greater ease and convenience for its clients, in all its initiatives, has as its chief instrument the quality of the products and services that it offers, and it is emblematic that 40 of them already have **ISO 9001 and 9002 Certification**.

9. Bradesco's Companies

9.1. Bradesco Insurance Group

With a presence throughout the Country the Bradesco Insurance Group is establishing itself as one of the largest of the segment in Latin America. Its activities include the Insurance, Open Private Pension Plans and Special Savings Areas and its distinctive features are differentiated treatment and high quality, allied to the constant launching of new products and services and the enhancement of those already in place.

R$ 814.726	million corresponding to the Net Income of Bradesco Insurance Group for the year, with profitability of 34.95% on Stockholders' Equity of R$ 2.330 billion.
R$ 12.669	billion corresponding to total free investments and investments for coverage of Technical Reserves of the Insurance, Private Pension Plans and Special Savings Areas.
R$ 8.480	billion corresponding to Net Revenue from activities of Insurance and Private Pensions Plans.
R$ 933.224	million in Sales of the Special Savings activity. Premiums totaling R$ 34.630 million were distributed, relating to 2,788 winning special savings, in a portfolio which recorded 5,961,985 special savings at the end of the year.
R$ 18.142	billion corresponding to Total Assets for the areas of Insurance, Private Pension Plans and Special Savings.

9.2. Banco BCN S.A.

Recognized in the market as the Relationship Bank, Banco BCN S.A., formerly Banco de Crédito Nacional S.A.,

Management's Report

is constantly striving to improve its capacity of rendering personalized service, with the support of product and service development teams trained to meet the demands of corporate and private clients.

On March 31, BCN incorporated assets and liabilities and the Branches of Banco Boavista InterAtlântico S.A., a member institution of Organização Bradesco and which it had been managing since October of the previous year.

Among its related companies is Continental Banco S. A., which operates through its Subsidiary, Continental Promotora de Vendas Ltda., which has significant operations in the areas of Direct Consumer Credit and Leasing, chiefly in the used vehicle segment.

R$ 280.236 million corresponding to Net Income for the year, with profitability of 22.17% on Stockholders' Equity of R$ 1.264 billion.

R$ 18.515 billion total funds obtained and managed.

R$ 17.786 billion total Assets.

R$ 9.413 billion corresponding to the balance of credit operations, including Leasing and Advances on Foreign Exchange Contracts.

9.3. Leasing Bradesco

The performance of Organização Bradesco's Leasing Area, comprising Bradesco Leasing, BCN Leasing and Boavista Leasing, continues marked by the alternatives that offers to companies to expanding and modernizing their businesses without investment of own capital and, in many cases, with significant fiscal gains. At the same time, they actively participate in the individual market, with efforts focused on the vehicle and computer segments.

R$ 1.720 billion corresponding to the total balance invested at December 12, 2001 15,483 operations were contracted during the year.

91,061 lease contracts in effect, at year-end, characterizing the high pulverization level of transactions.

9.4. Bradesco S.A. Corretora de Títulos e Valores Mobiliários

With an important presence in the trading floors of BOVESPA (São Paulo Stock Exchange), the company consolidated its participation in transactions via the Internet, as one of the top ranked brokers. In BM&F (Futures and Commodities Exchange) it attained and maintained first place in the volume of contracts traded.

The company has an exclusive Automatic Stock Trading System (SANA), which is structured to facilitate the participation of the small investor in the purchase and sale of stock in the Stock Exchange, in small lots, through computer terminals in the Bradesco Branch Network. This system also serves the intermediation of public offers.

R$ 9.514 billion corresponding to the sum traded on the trading floors of the Stock Exchanges, corresponding to 160,420 stock purchase and sale orders, servicing 66,846 investors during the year.

26.893 million contracts were traded by Bradesco Corretora in BM&F, representing a financial volume of R$ 3.253 trillion.

7,186 clients were registered in the Fungible Custody Portfolio at 12.31.2001.

Management's Report

9.5. Banco Bradesco Argentina S. A.

Banco Bradesco Argentina S.A., based in Buenos Aires, strengthens the presence of the Organization in Mercosur and contributes to increasing support to Brazilian business in the region.

9.6. Bradesco Securities, Inc.

Based in New York, USA, Bradesco Securities, Inc. operates as a Broker-Dealer, focusing on the intermediation of securities transactions for foreign investors in Brazil and of Brazilian clients in ADR (American Depositary Receipt) operations of Brazilian companies traded Abroad.

10. Corporate Governance

The prime objective of the adoption of modern Corporate Governance practices is to improve the Organization's performance. The figures recorded so far certainly indicate that this objective is being achieved, both in relation to increased operating efficiency and the greater funding capacity of the Institution in the Country and Abroad. The guidelines that orient business management are:

10.1. Risk Management

Besides improving process management, in Organização Bradesco, risk analysis and control is managed with special rigor, by means of an effective and qualified management, which reports directly to the Bank's Board of Executive Officers and Chairman.

The management of market risks involves a series of controls related to the sensibility of financial positions and interest rates, foreign exchange and liquidity, based, above all, on technical limits and constant evaluation of the positions assumed. In terms of exposure to market risks, the policy is conservative and the *VaR* (*Value at Risk*) limits are defined by Senior Management and tracked daily by an area independent from the one that manages the portfolios, as well as those that impact directly on the capital requirements of the financial and business conglomerate.

In the same way, the risks of the electronic processing of information, communication, transmission and recording of data are evaluated by a constantly reviewed and updated system, to ensure that they are always compatible with the scope of services.

10.2. Internal Controls System

Bradesco's Internal Controls System (compliance), in conformity with National Monetary Fund Resolution 2,554, of 9.24.1998, makes it possible for its activities, policies and regulatory instructions to be in accordance with the laws and regulations. In this respect, it is important to note also that the procedures adopted for the prevention of money laundering, established by Law 9,613, of 3.3.1998 and supplementary legislation are also in place.

The Internal Controls System – Fundamental Concept Course was implemented with the objective of increasing knowledge on the Organization's internal controls. This course is available to all employees, on TreiNet – the Organization's Training via Internet. It is a basic course, with an easily assimilated content, interactive and can be held from any computer providing access to Internet.

The Bank's Board of Directors approved the Internal Controls Conformity Reports, relating to the 1st and 2nd semesters of 2001, prepared by the Internal Controls Advisory Committee. The Audit Committee, which keeps track of the development of these procedures, relies on the participation of representatives from the internal and external auditors and the top echelons of the Bank's Management.

Management's Report

10.3. Information Security System

Information is a vital element in Organização Bradesco for the success of its business. Managed by an Executive Committee, which is also composed of representatives from the top echelons of the Bank's Management, the Information Security Policy and Corporate Rules embrace the database, all information technology environments, documents, files and other tools.

Treated internally as strictly confidential, restricted information and information that is of the exclusive interest of clients receive total protection through the system of passwords. The Organization's principal technology assets are clearly identified by means of specific inventories and are only used by authorized employees and for previously approved purposes.

In order to maintain the procedures in conformity, independent reviews and updatings are conducted periodically, in addition to specific training, with a view to their performance and efficiency.

10.4. Credit Policy

The objectives of the Organization's Credit Policy are security, quality and liquidity in asset investments and speed and profitability of business, minimizing the risks inherent to any credit operation, and to provide orientation on the setting of operating limits and granting of credit operations.

In this respect, the Committees set up in the Bank's Headquarters play an important role, authorizing transactions in amounts above the branch limits and monitoring this core strategic activity.

Branch approval limits vary, in accordance with the size of the branch and type of operation guaranty and are conditional upon centralized evaluation, namely the Organization's credit and risk management policy. The analysis of operations involving smaller amounts is made by specialized Credit Scoring systems, thereby expediting and supporting the decision process with security standards.

Transactions are diversified and pulverized and intended for individuals and companies that evidence creditworthiness and good standing, and it is always sought to support them with guaranties that are consistent with the risks assumed, considering the purposes and terms of the credits granted.

10.5. Activity-based Costing

The cost reduction environment permanently cultivated by Organização Bradesco has greatly contributed to the success of its results. In this respect, the Organization employs a new methodology relating to Activity-based Costing.

The procedures are aimed at essentially responding three basic questions: where, when and how the expense occurred. Hence, the Bank can measure profitability, from different angles, optimizing processes and direct cost reduction actions to the activities that consume more funds or where these funds may be allocated with a better return.

Accordingly, activities are analyzed and restructured, without compromising quality. New work routines are also put into practice, with the streamlining of tasks to also ensure gains of scale, which contributes to aggregating greater competitive advantages to the Organization. All the costs involved in the processes, both direct and indirect, are monitored, whether fixed or variable. Considering the series of actions implemented, it is also sought to transform the Branches into result centers.

10.6. Information Transparency and Disclosure Policies

Aligned with the tendencies of the market and with a view to corresponding to its demands, Bradesco has upgraded the level of information that it discloses

Management's Report

through the publication of Financial Statements, the Economic and Financial Analysis Report, in meetings and conferences with capital market analysts and the Investor Relations site.

11. Marketing

The premises of Bradesco's marketing strategies are to enhance the Organization's institutional image and promote client fidelity, highlighting efficiency in the service rendered and in customer service as competitive factors.

The institutional campaign, with the slogan "The important thing in life is to have someone you can rely on", featured such values as trust and commitment, with emphasis on the emotion and sentiment that unites people, to show that Bradesco has the most advanced technology to meet the different demands of its clients. In addition to the institutional series, other actions were implemented, which, with the same involving language, disseminated Bradesco Vida e Previdência products, Insurance, Investment, Bradesco Corporate and Bradesco Credit Cards.

Revista Bradesco (Bradesco Magazine), published quarterly and with a circulation of 130 thousand copies, TV Bradesco and the Journals "Cliente Sempre em Dia" (Client Always Well Informed), with one million units per issue, and "Sempre em Dia" (Always Well Informed), sent to all employees, are communication instruments with the external and internal public that contribute to improving customer service.

510 promotional and community events held throughout the Country counted with the participation of Bradesco.

12. Social Actions of Organização Bradesco

Fundação Bradesco, the main instrument for Organização Bradesco's social actions, focuses its activities on child, teenager and adult education. Contributing toward the increased supply of qualitative and quantitative education in the Country, it maintains 38 Schools in 25 of the 26 Brazilian States and in the Federal District, with priority to very poor regions. In 2001 the Foundation provided schooling to more than 102 thousand students, totally free of tuition basis, including education courses for teenagers and adults and basic professional training courses. For the pre-school, primary, secondary and technical grade education courses numbering 48,005, it also provided free meals, uniforms, studying materials and medical and dental care.

The basic professional training courses are oriented to the areas of interest of the community and have strong cultural and economic ties with the various regions. Examples are Printing Technology, Crop and Cattle Farming, Company Management, Information Technology, Fashion, Leisure, Development and others. The permanent objective is to qualify participants to embark upon their own businesses or attain better positions in the labor market.

Determined to further increase its contribution in the field of knowledge, Fundação Bradesco established a partnership with Cisco Systems to train 5 thousand students through the Cisco Networking Academy Project, training them to install, design and manage computer networks in laboratories and via the Internet.

The information technology course for the visually impaired, a pioneer initiative launched 3 years ago, has already trained 2,504 students in 31 units of the Foundation and 27 in partner Institutions and is recognized for its practical content focusing on the use of Windows and Internet. Aimed to expedite communication and information exchange and projects between students, the interconnection of the Foundation's Schools through the Satellite Network and Internet are proving to be a very significant tool.

Management's Report

In partnership with Organizações Globo, Fundação Bradesco develops programs for furthering early scholastic training, including Telecurso 2º Grau, which focuses on supplementary instruction, and was created in 1985. It is also associated to the project "Futura, o Canal do Conhecimento" (Future, the Knowledge Channel), which is assisted by 14 million television viewers and is the first Brazilian education channel financed and managed by private enterprise. The Foundation also participates in the "Programa Alfabetização Solidária" (Responsive Alphabetization Program) of the Solidarity Community, which is attended by individuals from the ages of 12 to 18, ensuring alphabetization to some 10,000 Brazilians every year.

Furthermore, Fundação Bradesco also forged a partnership with TV Cultura in São to co-sponsor the production of "Ilha Rá-Tim-Bum". This Program will provide entertainment with an educational content to the infant public, preparing them for life in society, while conveying civic values.

It also established a partnership with the "Intel Educação para o Futuro" (Intel Education for the Future) program, which is a global initiative of Intel Semicondutores do Brasil Ltda., designed to eliminate the barriers faced for the application of technology as a pedagogic tool.

The activities and investments of Fundação Bradesco are financed with its own funds and with donations from the companies of Bradesco Organização and Top Clube Bradesco, which is an Insurance Club with more than 141 thousand members.

R$ 112.087 million corresponding to the total budget appropriation invested in 2001. A total of R$ 119.755 million is estimated for 2002, with the participation of more than 103 thousand students.

13. Human Resources

Organização Bradesco's personnel structure is totally composed of 65,713 employees, 51,633 in Bradesco and 14,080 in controlled Companies.

Oriented to meet the service quality, diversification and expansion objectives, the adopted human resources policy continues coherent with the contemporaneous demands of the market. Employees supplement and broaden their knowledge through professionalization programs and training for the everyday and strategic work of the different activities, especially in the operational, technical and behavioral areas.

Along this line of orientation, a program was developed called TreiNet - Training via Internet, which has enabled a significant number of employees to improve their professional knowledge.

In addition to the support of specialized instructor teams and an adequate infrastructure, training sessions count with the internal presence of TV Bradesco, which, in addition to playing an important role in the integration of employees, provides information on current issues and events, products and services and orientations of a practical content to serve the client in his day-to-day activities.

The Human Resources Policy also describes the benefits directly related to the improvement of the quality of life, well being and safety of employees and their dependants, totaling 170,579 lives. These include:

- Medical-Hospital Health Care Plan;
- Dental Care Plan;
- Private Pension Plan Supplementary to Retirement and Pensions;
- Group Life and Collective Personal Accident Insurance Policies; and
- Collective Automobile Insurance Policy.

Also worth noting is the fact that Bradesco was the only Brazilian Bank to be listed in "Guia Exame 2001"

Management's Report

under the caption "100 Best Companies to Work For", published by "Revista Exame", on the basis of a survey conducted with the employees themselves. And this is not the first time, evidencing the Bank's motivating work environment.

R$ 37.328 million was invested during the year in Training Programs, with a total of 214,440 participations.

R$ 309.550 million was invested in the Food Program, with the daily supply of 69 thousand snacks and 67 thousand meal vouchers.

2.791 million medical and hospital visits during the year.

583 thousand dental visits.

Convinced that the results presented in this Report are in harmony with the strategies delineated and preparing the groundwork for even greater advances in 2002, we are at the entire disposal of our Stockholders for any additional clarifications that they may desire.

Cidade de Deus, February 1, 2002

Board of Directors
And Board of Executive Officers

Balance Sheets at December 31 - In thousands of reais

	BRADESCO		BRADESCO CONSOLIDATED	
ASSETS	2001	2000	2001	2000
CURRENT ASSETS (Note 2b)	57,923,525	40,930,453	84,159,563	68,900,872
CASH AND CASH EQUIVALENT	2,450,945	1,109,647	3,085,787	1,341,653
SHORT-TERM INTERBANK INVESTMENTS (Note 3)	8,162,216	4,008,032	3,729,772	2,228,444
Money market	3,915,755	687,117	2,110,573	1,453,461
Interbank deposits	4,246,986	3,320,915	1,620,316	774,986
Valuation allowance	(525)	-	(1,117)	(3)
SECURITIES (Notes 4, 16b and 26)	11,716,809	4,627,264	33,107,929	23,971,033
Own portfolio	3,967,036	850,674	22,717,964	16,046,025
Subject to repurchase agreements	6,775,623	3,240,156	9,187,404	7,389,029
Subject to negotiation and intermediation of securities	526,219	-	526,219	9,394
Restrict deposits - Brazilian Central bank	566,470	380,439	901,633	385,575
Privatization securities	-	-	1,963	2,342
Pledged as guarantees	104,667	392,885	382,463	694,330
Valuation allowance	(223,206)	(236,890)	(609,717)	(555,662)
INTERBANK ACCOUNTS	4,629,657	4,499,056	4,941,955	4,923,118
Unsettled payments and receipts	4,163	2,946	10,118	6,920
Restrict deposits:				
- Brazilian Central Bank (Note 28a)	4,607,682	4,436,450	4,906,502	4,848,668
- National Treasury - Rural Funding	712	134	712	485
- National Housing System - SFH	17,097	59,526	17,533	59,856
Interbank onlendings	-	-	-	2,024
Correspondent banks	3	-	7,090	5,165
INTERDEPARTMENTAL ACCOUNTS	168,984	104,111	176,073	111,636
Internal transfer of funds	168,984	104,111	176,073	111,636
CREDIT OPERATIONS (Notes 5 and 16b)	20,525,871	16,897,000	24,805,666	21,502,426
Credit operations:				
- Public sector	25,367	107,431	32,302	107,877
- Private sector	22,071,480	17,995,854	26,727,072	23,018,164
Allowance for loan losses (Notes 5d and 5e)	(1,570,976)	(1,206,285)	(1,953,708)	(1,623,615)
LEASING OPERATIONS (Notes 2e, 5 and 16b)	-	-	959,886	1,223,772
Leasing receivables:				
- Public sector	-	-	109	160
- Private sector	-	-	1,950,957	2,344,679
Unearned lease income	-	-	(912,267)	(1,020,751)
Allowance for losses (Notes 5d and 5e)	-	-	(78,913)	(100,316)
OTHER RECEIVABLES (Note 5)	10,091,312	9,519,034	12,986,127	13,267,137
Receivables on guarantees honored (Note 5a-3)	1,097	1,544	1,131	2,020
Foreign exchange portfolio (Note 6)	5,166,633	5,450,492	5,545,527	6,417,431
Income receivable (Note 7a)	753,101	753,025	187,910	191,657
Securities clearing accounts (Note 16c)	818,085	155,003	1,162,330	477,342
Specific credits	139,985	-	143,270	-
Insurance premiums receivable	-	-	995,662	818,773
Sundry (Note 7b)	3,233,510	3,206,748	5,006,708	5,440,081
Allowance for losses (Notes 5d and 5e)	(21,099)	(47,778)	(56,411)	(80,167)
OTHER ASSETS	177,731	166,309	366,368	331,653
Other assets	260,869	230,448	415,450	409,737
Valuation allowance	(116,914)	(114,965)	(164,290)	(171,876)
Prepaid expenses	33,776	50,826	115,208	93,792
LONG-TERM ASSETS (Note 2b)	13,011,038	14,487,455	21,408,327	21,792,153
INTERBANK INVESTMENTS (Note 3)	126,729	14,374	137,547	79,829
Interbank deposits	129,142	14,374	140,534	79,829
Valuation allowance	(2,413)	-	(2,987)	-
SECURITIES (Notes 4, 16b and 26)	3,446,611	6,028,456	6,823,590	9,148,810
Own portfolio	1,474,195	3,236,471	4,775,972	5,697,899
Subject to repurchase agreements	594,474	2,786,777	734,632	3,433,608
Restricted deposits - Brazilian Central Bank	1,082,149	24,200	1,087,166	36,152
Privatization securities	-	-	23,141	7,184
Pledged as guarantees	332,805	-	333,395	89,171
Valuation allowance	(37,012)	(18,992)	(130,716)	(115,204)
INTERBANK ACCOUNTS	143,413	111,905	199,985	137,510
Restricted deposits:				
- National Treasury - rural Funding	-	-	-	175
- National Housing System - SFH	143,413	111,905	199,985	137,335
CREDIT OPERATIONS (Notes 5 and 16b)	7,894,667	6,873,089	10,325,693	8,733,680
Credit operations:				
- Public sector	51,124	64,921	166,880	167,602
- Private sector	8,498,683	7,351,653	10,962,599	9,226,318
Allowance for losses (Notes 5d and 5e)	(655,140)	(543,485)	(803,786)	(660,240)

Balance Sheets at December 31 - In thousands of reais

	BRADESCO		BRADESCO CONSOLIDATED	
ASSETS	2001	2000	2001	2000
LEASING OPERATIONS (Notes 2e, 5 and 16b)	**-**	**-**	**608.041**	**690.309**
Leasing receivables:				
- Public sector	-	-	29	-
- Private sector	-	-	1,297,093	1,468,690
Unearned lease income	-	-	(645,375)	(739,554)
Allowance for losses (notes 5d and 5e)	-	-	(43,706)	(38,827)
OTHER RECEIVABLES (Note 5)	**1,389,061**	**1,431,554**	**3,280,475**	**2,959,588**
Income receivable (Note 7a)	-	216	-	216
Securities clearing accounts (Note 16c)	117,825	7,616	180,593	20,313
Specific credits	2,071	115,852	3,649	124,776
Sundry (Note 7b)	1,271,401	1,308,924	3,101,006	2,818,321
Allowance for losses (Notes 5d and 5e)	(2,236)	(1,054)	(4,773)	(4,038)
OTHER ASSETS	**10,557**	**28,077**	**32,996**	**42,427**
Other assets	-	-	34	34
Prepaid expenses	10,557	28,077	32,962	42,393
PERMANENT (Note 2c)	**12,458,807**	**8,959,741**	**4,548,016**	**4,185,458**
INVESTMENTS (Notes 2e, 8, 16b and 26)	**10,879,969**	**7,704,035**	**884,773**	**830,930**
Investments in subsidiaries and associated companies:				
- Domestic (Notes 8b, 8f and 26)	10,972,233	7,803,509	742,586	689,002
- Foreign (Note 8b)	141,485	64,140	-	-
Other investments (Notes 8f and 16b)	54,788	53,742	452,871	525,316
Allowance for losses (Notes 8f and 16b)	(288,537)	(217,356)	(310,684)	(383,388)
FIXED ASSETS (Notes 9 and 26)	**1,314,126**	**1,014,913**	**2,352,682**	**2,017,093**
Buildings in use	675,017	672,442	1,475,581	1,491,847
Other fixed assets	2,219,736	1,845,417	3,188,010	2,705,577
Accumulated depreciation	(1,580,627)	(1,502,946)	(2,310,909)	(2,180,331)
LEASED ASSETS (Note 5a-1)	**-**	**5**	**46,047**	**10,688**
Leased assets	-	5	51,214	19,421
Accumulated depreciation	-	-	(5,167)	(8,733)
DEFERRED CHARGES (Note 26)	**264,712**	**240,788**	**1,264,514**	**1,326,747**
Organization and expansion costs	561,115	461,888	874,970	731,717
Accumulated amortization	(296,403)	(221,100)	(481,127)	(391,417)
Premium on the acquisition of subsidiaries, net of amortization (Notes 2e and 8e)	-	-	870,671	986,447
TOTAL	**83,393,370**	**64,377,649**	**110,115,906**	**94,878,483**

Balance Sheets at December 31 - In thousands of reais

	BRADESCO		BRADESCO CONSOLIDATED	
LIABILITIES AND STOCKHOLDERS' EQUITY	2001	2000	2001	2000
CURRENT LIABILITIES (Note 2d)	65,379,826	48,106,930	74,951,036	63,627,261
DEPOSITS (Note 10a)	34,784,354	29,206,010	37,993,403	33,165,013
Demand deposits	7,499,851	6,630,461	8,057,627	7,500,518
Savings deposits	17,671,194	16,840,067	18,310,948	17,835,745
Interbank deposits	14,070	443,674	37,125	558,995
Time deposits (Note 16b)	9,599,239	5,291,808	11,587,703	7,269,755
MONEY MARKET REPURCHASE COMMITMENTS (Note 10a)	13,381,029	5,174,129	13,995,668	10,018,720
Own portfolio	9,697,375	4,527,240	12,117,196	8,606,569
Third-party portfolio	3,683,654	646,889	1,878,472	1,412,151
DEBT SECURITIES (Notes 10a and 16b)	3,529,343	1,794,379	4,345,148	2,577,353
Mortgage backed securities	340,865	131,413	685,103	387,888
Debentures	-	-	1,446	1,039
Securities issued abroad (Note 10b)	3,188,478	1,662,966	3,658,599	2,188,426
INTERBANK ACCOUNTS	191,259	188,901	192,027	107,129
Interbank onlendings	5,530	84,973	4,519	1,059
Correspondent banks	185,729	103,928	187,508	106,070
INTERDEPARTMENTAL ACCOUNTS	700,893	822,887	762,505	904,188
Third-party funds in transit	700,893	822,887	762,505	904,188
BORROWINGS (Notes 10a and 16b)	6,314,965	4,519,118	7,373,954	5,917,646
Domestic borrowings - official institutions	-	-	2,979	2,068
Domestic borrowings - other institutions	-	-	184,235	15,914
Foreign currency borrowings	6,314,965	4,519,118	7,186,740	5,899,664
DOMESTIC ONLENDINGS - OFFICIAL INSTITUTIONS (Notes 10a and 16b)	1,193,150	1,523,390	1,571,175	1,913,711
National Bank for Economic and Social Development (BNDES)	652,299	924,304	710,513	1,041,443
Federal Savings Banks (CEF)	1,834	334	22,342	15,398
Government Agency for Machinery and Equipment Financing (FINAME)	530,493	588,202	829,796	846,079
Other institutions	8,524	10,550	8,524	10,791
FOREIGN ONLENDINGS (Notes 10a and 16b)	295,872	58,810	296,286	61,412
Foreign onlendings	295,872	58,810	296,286	61,412
OTHER LIABILITIES	4,988,961	4,819,306	8,420,870	8,962,089
Collection of taxes and other contributions	131,960	83,333	181,453	128,785
Foreign exchange portfolio (Note 6)	1,344,697	1,945,428	1,343,769	2,439,657
Social and statutory payables	557,571	546,835	572,265	560,533
Taxes and social security contributions (Notes 12 and 25c)	177,131	176,362	905,942	977,661
Securities clearing accounts (Note 16c)	1,107,974	189,052	1,408,110	560,549
Committed technical reserves for insurance, private pension plans and special savings (Note 2f)	-	-	1,005,793	689,891
Subordinated debt (Note 13)	1,387	-	27,775	-
Sundry (Note 11)	1,668,241	1,878,296	2,975,763	3,605,013
LONG-TERM LIABILITIES (Note 2d)	8,239,504	8,174,486	12,401,040	13,379,311
DEPOSITS (Note 10a)	2,748,426	1,859,448	3,090,576	3,303,646
Interbank deposits	570,736	1,077	3,321	9,421
Time deposits (Note 16b)	2,177,690	1,858,371	3,087,255	3,294,225
MONEY MARKET REPURCHASE COMMITMENTS (Note 10a)	68,436	1,464,575	61,659	2,089,630
Own portfolio	68,436	1,464,575	61,659	2,089,630
DEBT SECURITIES (Notes 10a and 16b)	352,893	1,212,947	456,262	1,533,818
Mortgage backed securities	78,158	96,819	95,322	353,360
Debentures	-	-	47,475	-
Securities issued abroad (Note 10b)	274,735	1,116,128	313,465	1,180,458
BORROWINGS (Notes 10a and 16b)	452,439	359,662	513,200	545,909
Domestic borrowings - official institutions	-	-	-	7,669
Domestic borrowings - other institutions	-	-	46,233	154,861
Foreign currency borrowings	452,439	359,662	466,967	383,379
DOMESTIC ONLENDINGS - OFFICIAL INSTITUTIONS (Notes 10a and 16b)	3,175,894	2,287,189	4,259,458	3,182,893
National Bank for Economic and Social Development (BNDES)	2,231,623	1,410,182	2,356,707	1,547,841
Federal Savings Bank (CEF)	-	1,807	411,039	389,866
Government Agency for Machinery and Equipment Financing (FINAME)	944,271	875,200	1,491,712	1,244,295
Other institutions	-	-	-	891
FOREIGN ONLENDINGS (Notes 10a and 16b)	19,765	46,345	19,997	46,766
Foreign onlendings	19,765	46,345	19,997	46,766
OTHER LIABILITIES	1,421,651	944,320	3,999,888	2,676,649
Social and statutory payables (Notes 12 and 25c)	932,011	829,149	2,465,185	2,116,967
Securities clearing accounts (Note 16c)	3,807	13,969	10,875	31,846
Subordinated debt (Note 13)	342,067	-	942,067	-
Sundry (Note 11)	143,766	101,202	581,761	527,836

Balance Sheets at December 31 - In thousands of reais

LIABILITIES AND STOCKHOLDERS' EQUITY	BRADESCO 2001	BRADESCO 2000	BRADESCO CONSOLIDATED 2001	BRADESCO CONSOLIDATED 2000
TECHNICAL RESERVES FOR INSURANCE, PRIVATE PENSION PLANS AND SPECIAL SAVINGS (Note 2f)	-	-	12,847,633	9,648,174
DEFFERED INCOME	6,094	4,031	9,020	34,632
Deffered income	6,094	4,031	9,020	34,632
MINORITY INTERESTS (Note 2e)	-	-	139,231	96,903
STOCKHOLDERS' EQUITY (Note 14)	9,767,946	8,092,202	9,767,946	8,092,202
Capital:				
- Local residents	4,940,004	5,072,071	4,940,004	5,072,071
- Foreign residents	259,996	74,429	259,996	74,429
Capital a Realizar	-	(400,500)	-	(400,500)
Capital reserves	7,435	19,002	7,435	19,002
Revenue stocks	4,614,110	3,403,020	4,614,110	3,403,020
Treasury stocks (Note 16b)	(53,599)	(75,820)	(53,599)	(75,820)
STOCKHOLDERS' EQUITY MANAGED BY THE PARENT COMPANY	-	-	9,907,177	8,189,105
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	83,393,370	64,377,649	110,115,906	94,878,483

Statements of Income - In thousands of reais

	BRADESCO			BRADESCO CONSOLIDATED	
	2nd semester	Years ended December 31			
	2001	2001	2000	2001	2000
INCOME FROM FINANCIAL INTERMEDIATION	7,208,665	13,479,070	9,022,968	21,411,673	15,519,008
Credit operations (Note 26)	4,301,194	8,202,266	5,734,892	11,611,236	7,787,745
Leasing operations	–	–	–	420,365	512,962
Securities (Note 26)	1,840,206	3,236,407	2,336,025	7,097,028	6,122,486
Foreign exchange transactions (Note 17)	944,390	1,815,488	742,478	2,045,092	872,234
Compulsory deposits	122,875	224,909	209,573	237,952	223,581
EXPENSES FROM FINANCIAL INTERMEDIATION	5,310,978	10,163,303	6,787,477	13,312,726	9,132,137
Deposits and money market funds (Note 26)	2,853,499	5,320,756	3,923,413	6,986,027	5,521,407
Borrowings and onlendings (Note 26)	1,454,950	3,059,363	1,520,572	4,316,682	2,158,725
Leasing operations	–	–	–	–	93
Allowance for loan losses (Notes 2b and 5d)	1,002,529	1,783,184	1,343,492	2,010,017	1,451,912
GROSS PROFIT FROM FINANCIAL INTERMEDIATION	1,897,687	3,315,767	2,235,491	8,098,947	6,386,871
OTHER OPERATING INCOME (EXPENSES)	(656,908)	(1,053,120)	(990,608)	(5,164,463)	(4,535,910)
Commissions and fees (Note 18)	1,323,714	2,690,439	2,480,105	3,472,560	3,042,699
Insurance premiums, private pension plans and special savings (Note 2f)	–	–	–	8,959,259	6,919,942
Variance in technical reserves for insurance, private pension plans and special savings (Note 2f)	–	–	–	(3,492,217)	(3,001,118)
Claims - Insurance operations (Note 2f)	–	–	–	(3,251,706)	(2,511,146)
Matured special savings (Note 2f)	–	–	–	(744,402)	(355,243)
Insurance and private pension plans selling expenses (Note 2f)	–	–	–	(689,352)	(645,020)
Expenses with private pension plans benefits (Note 2f)	–	–	–	(1,369,424)	(912,784)
Personnel expenses	(1,323,387)	(2,458,592)	(2,291,602)	(3,389,102)	(3,109,476)
Administrative expenses (Note 19)	(1,309,980)	(2,458,982)	(2,291,874)	(3,435,759)	(2,977,665)
Tax expenses	(223,573)	(428,884)	(363,109)	(790,179)	(670,138)
Results on investments in associated companies (Notes 8a, 8b, 8c and 26)	934,972	1,861,056	1,701,379	70,764	156,300
Other operating income (Notes 20 and 26)	391,480	581,728	310,614	1,326,459	902,807
Other operating expenses (Notes 21 and 26)	(450,134)	(839,885)	(536,121)	(1,831,364)	(1,375,068)
OPERATING RESULTS	1,240,779	2,262,647	1,244,883	2,934,484	1,850,961
NON-OPERATING RESULTS (Note 22)	(116,705)	(134,714)	(110,418)	(83,720)	(123,720)
INCOME BEFORE TAXES AND PROFIT SHARING	1,124,074	2,127,933	1,134,465	2,850,764	1,727,241
INCOME TAX AND SOCIAL CONTRIBUTION (Note 25)	67,511	161,653	283,553	(502,257)	(258,776)
NON-RECURRING/EXTRAORDINARY RESULTS (Notes 8d and 23)	–	–	400,813	–	400,813
EMPLOYEE PROFIT SHARING	(63,557)	(119,456)	(78,666)	(159,703)	(111,131)
MINORITY INTERESTS (Note 2e)	–	–	–	(18,674)	(17,982)
NET INCOME	1,128,028	2,170,130	1,740,165	2,170,130	1,740,165
INTEREST ON OWN CAPITAL	(427,889)	(803,306)	(709,279)		
Number of outsanding Stocks	1,440,546,001,837	1,440,546,001,837	1,392,036,201,837		
Net income per thousnds of Stocks R$	0.78	1.51	1.25		

Statement of changes - In thousands of reais

In thousands of reais

Events	Capital Realizado: Social Capital	Capital Realizado: Capital Reserves	Revenue Reserves: Legal	Revenue Reserves: Statutory for Capital Increase	Revenue Reserves: Statutory for Payment Dividends	Revenue Reserves: Statutory for Investments	Treasury Stock	Retained Earnings	Total
AT JUNE 30, 2001	5,200,000	7,435	636,176	2,481,855	432,663	408,693	(18,774)	-	9,148,048
ACQUSITION OF OWN STOCKS	-	-	-	-	-	-	(34,825)	-	(34,825)
NET INCOME	-	-	-	-	-	-	-	1,128,028	1,128,028
DISTRIBUTIONS:									
- Reserves	-	-	56,401	598,322	-	-	-	(654,723)	-
- Interest on own capital	-	-	-	-	-	-	-	(427,889)	(427,889)
- Dividends Declared	-	-	-	-	-	-	-	(45,416)	(45,416)
At December 31, 2001	5,200,000	7,435	692,577	3,080,177	432,663	408,693	(53,599)	-	9,767,946
At December 31, 1999	3,800,000	5,643	497,062	1,712,609	432,663	321,242	-	-	6,769,219
CAPITAL INCREASE WITH SUBSCRIPTION	866,000	-	-	-	-	-	-	-	866,000
CAPITAL INCREAESE WITH RESERVES	34,500	(5,643)	-	(28,857)	-	-	-	-	-
CAPITAL INCREASE BY ACQUISITION OF BANCO BOAVISTA	946,000	-	-	-	-	-	-	-	946,000
UNPAID SUBSCRIBED CAPITAL	(400,500)	-	-	-	-	-	-	-	(400,500)
DECREASE OF CAPITAL AND RESERVES AS A RESULT OF SPIN-OFF	(500,000)	-	-	(493,218)	-	-	-	-	(993,218)
PREMIUM ON SUBSCRIPTION OF STOCKS	-	19,002	-	-	-	-	-	-	19,002
ACQUISITION OF OWN STOCKS	-	-	-	-	-	-	(75,820)	-	(75,820)
NET INCOME	-	-	-	-	-	-	-	1,740,165	1,740,165
DISTRIBUTIONS: - Reserve	-	-	87,009	787,059	-	87,451	-	(961,519)	-
- Interest on own capital	-	-	-	-	-	-	-	(709,279)	(709,279)
- Dividends declared	-	-	-	-	-	-	-	(69,367)	(69,367)
At December 31, 2000	4,746,000	19,002	584,071	1,977,593	432,663	408,693	(75,820)	-	8,092,202
CAPITAL INCREASE WITH SUBSCRIPTION	400,500	-	-	-	-	-	-	-	400,500
CAPITAL INCREASE WITH RESERVES	53,500	(19,002)	-	(34,498)	-	-	-	-	-
CANCELLATION OF TREASURY STOCKS	-	-	-	(75,820)	-	-	75,820	-	-
PREMIUM ON SUBSCRIPTION STOCKS	-	7,435	-	-	-	-	-	-	7,435
ACQUISITION OF OWN STOCKS	-	-	-	-	-	-	(53,599)	-	(53,599)
NET INCOME	-	-	-	-	-	-	-	2,170,130	2,170,130
DISTRIBUTIONS:									
- Reserve	-	-	108,506	1,212,902	-	-	-	(1,321,408)	-
- Interest on own capital	-	-	-	-	-	-	-	(803,306)	(803,306)
- Dividends Declared	-	-	-	-	-	-	-	(45,416)	(45,416)
At December 31, 2001	5,200,000	7,435	692,577	3,080,177	432,663	408,693	(53,599)	-	9,767,946

Statement of Changes in Financial Position – In thousands of reais

	BRADESCO			BRADESCO CONSOLIDATED	
		Years ended December 31			
	2nd semester 2001	2001	2000	2001	2000
SOURCES OF FUNDS	12,307,386	21,175,049	13,663,042	18,207,856	21,137,763
NET INCOME	1,128,028	2,170,130	1,740,165	2,170,130	1,740,165
ADJUSTMENTS TO NET INCOME	(759,237)	(1,352,814)	(1,167,714)	372,817	552,578
Depreciation and amortization	168,645	337,967	288,912	532,524	493,851
Allowance for investment lossess	267	3,557	175,593	(80,301)	215,913
Results on investments in associated companies	(934,972)	(1,861,056)	(1,701,379)	(70,764)	(156,300)
Other	6,823	166,718	69,160	(8,642)	(886)
TECHNICAL RESERVES FOR INCURANCE, PRIVATE PENSION PLANS AND SPECIAL SAVINGS	-	-	-	3,199,459	2,743,705
DEFERRED INCOME	1,907	2,063	(741)	(25,612)	17,089
MINORITY INTERESTS	-	-	-	42,328	(190,447)
FROM STOCKHOLDERS	-	407,935	437,284	407,935	437,284
Capital Increase	-	400,500	1,411,500	400,500	1,411,500
Decrease in capital and reserve as result of spin-off	-	-	(993,218)	-	(993,218)
Premiums on Subscription of Stocks	-	7,435	19,002	7,435	19,002
FROM THIRD ARTIES					
– Increase in liabilities	7,884,033	17,459,908	6,893,430	10,487,187	11,180,142
Deposits	5,598,884	6,467,322	943,992	4,615,320	1,745,029
Money market repurchase commitments	1,450,587	6,810,761	2,039,420	1,948,977	4,294,062
Debt securities	308,054	874,910	-	690,239	-
Interbank accounts	-	2,358	71,376	84,898	47,522
Interdepartmental Accounts	310,264	-	22,274	-	24,596
Borrowings and onlendings	109,727	2,657,571	1,618,397	2,365,733	2,494,663
Commited technical reserves for insurance, private pension plans and special saving	-	-	-	315,902	30,441
Other liabilities	106,517	646,986	2,197,971	466,118	2,543,829
– Decrease in assets	3,632,539	33,106	2,773,425	480,323	1,852,196
Interbank investments	-	-	-	-	282,326
Securities	-	-	1,690,966	-	-
Interbank Accounts	1,669,876	-	1,082,459	-	1,393,925
Leasing Operations	-	-	-	343,311	-
Others Receivables	1,914,009	-	-	137,012	-
Insurance Premiums Receivables	-	-	-	-	175,945
Others Assets	48,654	33,106	-	-	-
– Disposal of property and investments	71,031	2,059,309	1,451,218	1,048,939	2,739,341
Assets not for own use	63,860	91,794	99,800	169,000	160,861
Fixed assets	6,871	16,498	35,088	123,315	145,871
Leased assets	-	-	-	1,243	5,748
Investments	-	1,950,384	1,314,974	729,355	2,196,952
Deferred charges	300	633	1,356	26,026	229,909
– Interest on capital/dividends received from associated companies	349,085	395,412	1,535,975	24,350	65,710
APPLICATIONS OF FUNDS	10,704,584	19,833,751	13,296,161	16,463,722	20.623,439
DIVIDENDS AND INTEREST ON OWN CAPITAL DECLARED AND/OR PAID	473,305	848,722	778,646	848,722	778,646
ACQUISITION OF OWN STOCKS	34,825	53,599	75,820	53,599	75,820
INVERSION IN	1,362,427	4,460,506	1,903,545	1,182,304	1.689,452
Assets not for own use	64,290	118,869	82,499	177,521	140,431
Fixed assets	326,068	409,854	395,741	685,723	673,343
Leased assets	-	-	-	40,780	2,664
Investments	972,069	3,931,783	1,425,305	278,280	873,014
DEFERRED CHARGES	97,863	165,487	120,090	255,297	810,943
INCREASE IN ASSETS	5,366,396	14,183,443	10,360,795	13,982,117	16.751,405
Interbank investments	113,407	4,266,539	1,290,351	1,559,046	-
Securities	4,257,674	4,509,688	-	7,188,388	3.759,656
Interbank Accounts	-	162,109	-	81,312	-
Interdepartmental Accounts	13,791	64,873	58,586	64,437	62,618
Credit operations	981,524	4,650,449	5,752,102	4,895,253	8.700,473
Leasing operations	-	-	-	-	216,753
Other receivables	-	529,785	3,256,164	-	3.981,883
Insurance premums receivable	-	-	-	176,889	-
Other assets	-	-	3,592	16,792	30,022
INCREASE IN LIABILITIES	3,369,768	121,994	57,265	141,683	517,173
Debt securities	-	-	57,265	-	517,173
Interbank Accounts	3,369,768	-	-	-	-
Interdepartmental Account	-	121,994	-	141,683	-
INCREASE IN CASH AND CASH EQUIVALENTS	1,602,802	1,341,298	366,881	1,744,134	514,324
CHANGES IN FINANCIAL POSITION – At the beginning of the period	848,143	1,109,647	742,766	1,341,653	827,329
At the end of the period	2,450,945	2,450,945	1,109,647	3,085,787	1.341,653
Increase in cash and cash equivalents	1,602,802	1,341,298	366,881	1,744,134	514,324

Notes to the Financial Statements

1. PRESENTATION OF THE FINANCIAL STATEMENTS

The financial statements of Banco Bradesco S.A. (BRADESCO) are presented together with the consolidated financial statements of the Bank and its subsidiaries and jointly controlled investments (BRADESCO CONSOLIDATED) and were prepared in accordance with the accounting principles derived from the Brazilian Corporation Law for the recording of operations, as well as standards and instructions issued by the Central Bank of Brazil (BACEN) and Brazilian Securities and Exchange Commission (CVM), which include accounting practices and estimates in respect to the calculation of provisions.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Results recognition

Results are recognized on an accrual basis.

b) Current and long-term assets

These are stated at their realizable values, including, where applicable, income, price-level restatement (on a daily pro rata basis) and foreign exchange variations. In the case of mortgage loans, the contractual capitalization period (monthly or quarterly) for income appropriation is considered, and end-borrower financing is adjusted to the present value of future installments. The allowance for loan losses is recorded at an amount considered sufficient to cover estimated losses and is based upon current economic conditions, past loan experience, specific and general portfolio risks and BACEN requirements and instructions. Tax credits are recorded at their probable realizable values and refer mainly to timing differences in respect to income tax and social contribution, income tax losses and the negative social contribution base. (Notes 25b and c).

c) Permanent assets

These are stated at cost, price-level restated to December 31, 1995, and take into consideration the following:

- Significant investments in subsidiaries associated companies are recorded under the equity method.
- Depreciation of fixed assets is calculated using the straight-line method, based on annual rates that consider the economic useful lives of the assets, as follows: property - 4%; fixtures and fittings, machinery and equipment - 10%; data processing system - 20% to 50%; and transport system - 20%.
- Amortization of rights of use – Amortizable in accordance with the contractual term;
- Amortization of deferred charges – from 20% to 50% per annum;
- Premium on the purchase of investments in subsidiary based on the future expected profitability – 10% per annum, presented in Bradesco Consolidated in deferred charges and in Bradesco in investments.

d) Current and long-term liabilities

The amounts stated include known and estimated liabilities plus related charges, price-level restatement (on a daily pro rata basis) and foreign exchange variations. The provision for corporate income tax is calculated at the rate of 15% of taxable profit, plus a surcharge of 10%. The provision for social contribution is calculated on profit before income tax, at the rate of 9% (12% in January 2000 and 9% from February to December 2000). Provisions have been recorded for the other corporate taxes and contributions.

e) Consolidated financial statements

The consolidated financial statements were prepared in conformity with the consolidation principles derived from the Brazilian Corporation Law, including the jointly controlled investments, in compliance with BACEN and CVM rules, and include the financial statements of the leasing companies on the basis of the financial method of accounting. Thus, upon consolidation, intercompany investments, account balances, income, expenses and unrealized income were eliminated from the financial statements and in the case of investments that are jointly controlled with other stockholders, assets, liabilities and income are included in the consolidated financial statements in proportion to the parent company's percentage ownership in the capital stock of each investee. Premiums on the acquisition of investments in subsidiary are presented in deferred charges and minority interest in net income and stockholders' equity are disclosed separately.

Notes to the Financial Statements

These consolidated financial statements include those of Banco Bradesco S.A., its foreign branches (New York and Grand Cayman) as well as the following direct and indirect subsidiaries:

	Activity	Investment 2001	Investment 2000
Financial sector			
Banco Baneb S.A. and subsidiary (1)	Banking	99.97%	99.96%
Banco BCN S.A. and subsidiaries (1) (2)	Banking	100.00%	100.00%
Banco Boavista Interatlântico S.A. and subsidiaries (1)	Banking	100.00%	100.00%
Banco Bradesco Argentina S.A. (1)	Banking	99.99%	99.99%
Banco de Crédito Real de Minas Gerais S.A.(1) (3)	Banking	99.99%	99.99%
BCR – Banco de Crédito Real S.A. (4)	Banking	-	99.99%
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	99.99%	99.99%
Bradesco Securities Inc.	Brokerage	100.00%	100.00%
BRAM - Bradesco Asset Management Ltda. and subsidiary (5)	Asset management	99.99%	-
Cia. Brasileira de Meios de Pagamento – VISANET and subsidiaries	Credit cards	38.97%	38.97%
Insurance, private pension plans and special savings sector			
Atlântica Bradesco Seguros S.A. (6)	Insurance	-	97.80%
Atlântica Capitalização S.A. (1) (7)	Special Savings	99.81%	99.81%
Áurea Seguros S.A. (1) (19)	Insurance	27.45%	27.45%
BCN Seguradora S.A. (8)	Insurance	-	98.37%
Bradesco Argentina de Seguros S.A. (1) (9)	Insurance	99.58%	99.02%
Bradesco Capitalização S.A. (1)	Special Savings	99.80%	99.80%
Bradesco Saúde S.A. and subsidiary (1) (10)	Insurance	99.81%	99.81%
Bradesco Seguros S.A. (1)	Insurance	99.81%	99.81%
Bradesco Vida e Previdência S.A. (1) (11)	Pension plans and Insurance	99.80%	99.80%
Indiana Seguros S.A. (1)	Insurance	39.92%	39.92%
Novo Hamburgo Cia. de Seguros Gerais and subsidiaries (12)	Insurance	-	84.29%
Prudential – Bradesco Seguros S.A. (1)	Insurance	48.25%	48.25%
Seguradora Brasileira de Crédito à Exportação S.A. (1) (19)	Insurance	13.72%	13.72%
União Novo Hamburgo Seguros S.A. (1) (13) (14)	Insurance	91.23%	79.86%
Other activities			
ABS Empreendimentos Imobiliários, Participações e Serviços S.A.(1)	Real estate	99.24%	99.24%
Aircom Serviços de Radiocomunicação S.A. (19)	Telecommunications	33.33%	33.33%
Átria Participações Ltda. (1) (15)	Holding	99.81%	-
Bradesco Services Co. Ltd. (15)	Services	100.00%	-
Bradescor Corretora de Seguros Ltda.	Insurance brokerage	99.99%	99.99%
Bradesco Administradora de Fundos e Carteiras de Investimentos Ltda. (9) (20)	Fund management	100.00%	50.10%
Cibrasec Companhia Brasileira de Securitização (19)	Services	10.00%	10.00%
CPM Holding Ltd. and subsidiary (19)	Holding/Services	49.00%	49.00%
Latasa S.A. and subsidiaries (16) (19)	Metal products	39.12%	39.04%
Marília Reflorestamento e Agropecuária Ltda.	Reforestation	99.23%	99.23%
Nova Paiol Participações S.A. (1) (17)	Holding	99.81%	-
Sanwa Bradesco Participações Ltda. (19)	Holding	50.00%	50.00%
Scopus Tecnologia S.A. and subsidiaries	Information tech.	25.00%	25.00%
Serasa-Centralização de Serviços dos Bancos S.A. (9) (19)	Services	16.61%	16.53%
Sete Quedas Empreendimentos Imobiliários e Participações Ltda.	Real estate	35.71%	35.71%
Smart Club do Brasil Ltda. (19)	Services	20.00%	20.00%
Teletrim Telecomunicações S.A. (18)	Telecommunications	-	27.77%
União de Comércio e Participações Ltda. (1)	Holding	99.99%	99.99%

(1) Companies audited by other independent auditors; (2) New name of Banco de Crédito Nacional S.A.; (3) The company became a subsidiary of Banco BCN S.A. as from March 2001; (4) Company incorporated by Banco Baneb S.A. in March 2001; (5) Company incorporated in the 1st semester of 2001; (6) Atlântica Bradesco Seguros S.A. was merged into Bradesco Seguros S.A in June 2001; (7) New company name of BCN Capitalização S.A.; (8) BCN Seguradora S.A. was merged into Bradesco Seguros S.A. in November 2001; (9) Increase in the ownership interest through acquisition of stock; (10) Bradesco Saúde e Assistência S.A. was merged by Bradesco Saúde S.A. in February 2001; (11) New company name of Bradesco Previdência e Seguros S.A.; (12) Novo Hamburgo Cia. De Seguros Gerais, was merged by Cia. União de Seguros Gerais in October 2001; (13) New company name of Cia. União de Seguros Gerais; (14) Increase in the ownership interest through the merger of Novo Hamburgo Companhia de Seguros Gerais; (15) Company incorporated in the 2nd semester of 2001; (16) New company name of Latasa – Latas de Aluminio S.A.; (17) Company acquired in July 2001; (18) Company sold in March 2001; (19) Proportionally consolidated, in accordance with Resolution 2723 of CMN (National Monetary Council) and CVM Instruction 247; (20) New name of Bradesco Templeton Asset Management Ltda.

Notes to the Financial Statements

f) The Consolidated balance Sheet and Statement of Income, opened by business segment, opened by business, are shown below in accordance with the Accounting Plan for national Financial Institutions – COSIF.

BALANCE SHEET ADJUSTED BY BUSINESS SEGMENT

December 31, 2001 – RS Thousand

	Financial (1)	Foreign Branches (2) (8) (9)	Insurance (3)	Private Pensions Plans (4)	Special Savings (5)	Companies Proportionally Consolidated (6)	Others Activities (7)	Total Consolidated
ASSETS								
Current	63,450,010	6,649,629	2,212,437	9,774,264	1,258,674	494,374	320,175	84,159,563
Cash and Cash Equivalents	2,914,934	98,984	37,907	8,060	1,397	16,768	7,737	3,085,787
Interbank investments	2,387,001	1,307,243	11,271	16,147	–	8,110	–	3,729,772
Securities	20,069,252	1,086,573	1,098,138	9,334,315	1,171,675	183,557	164,419	33,107,929
Interbank Accounts	4,664,591	–	–	–	–	277,364	–	4,941,955
Credit and Leasing operations	21,643,499	4,122,053	–	–	–	–	–	25,765,552
Others Receivable and others assets	11,770,733	34,776	1,065,121	415,742	85,602	8,575	148,019	13,528,568
Long-term assets	14,333,524	2,954,171	1,067,807	2,512,580	345,869	98,864	95,512	21,408,327
Interbank Investment	137,547	–	–	–	–	–	–	137,547
Securities	1,774,684	1,536,262	612,708	2,481,466	304,702	64,392	49,376	6,823,590
Interbank Accounts	199,985	–	–	–	–	–	–	199,985
Credit and Leasing operations	9,525,615	1,408,119	–	–	–	–	–	10,933,734
Others Receivable and others assets	2,695,693	9,790	455,099	31,114	41,167	34,472	46,136	3,313,471
Permanent Assets	1,765,267	5,895	1,609,104	301,849	294,451	459,252	112,198	4,548,016
Investments	(1,077,885)	–	1,441,056	152,808	276,016	30,147	62,631	884,773
Fixed and Leased assets	1,745,789	3,245	147,576	114,007	18,435	338,865	30,812	2,398,729
Deffered charges	1,097,363	2,650	20,472	35,034	-	90,240	18,755	1,264,514
Total	79,548,801	9,609,695	4,889,348	12,588,693	1,898,994	1,052,490	527,885	110,115,906
Liabilities and stockholders' equity								
Current	65,600,639	6,527,791	1,514,549	481,773	235,009	476,909	114,366	74,951,036
Deposits	36,580,302	1,408,238	–	–	–	4,863	–	37,993,403
Money market repurchase commitment	13,867,468	94,672	–	–	–	33,528	–	13,995,668
Debt securities	2,374,770	1,955,723	–	–	–	14,655	–	4,345,148
Interbank investments	187,508	4,519	–	–	–	–	–	192,027
Borrowings and onlendings	6,061,176	3,050,168	–	–	–	128,657	1,414	9,241,415
Others Liabilities	6,529,415	14,471	1,514,549	481,773	235,009	295,206	112,952	9,183,375
Long term liabilities	9,859,571	1,679,525	339,262	212,124	138,691	137,831	34,036	12,401,040
Depsits	2,422,032	652,527	–	–	–	16,017	–	3,090,576
Money market repurchase	61,659	–	–	–	–	–	–	61,659
Debt securities	134,053	274,734	–	–	–	47,475	–	456,262
Borrowings and onlendings	4,336,225	410,197	3,314	–	–	42,919	–	4,792,655
Others Liabilities	2,905,602	342,067	335,948	212,124	138,691	31,420	34,036	3,999,888
Tecnical reserves for insurance, private pensions plans and special savings	–	–	773,179	10,886,081	1,188,373	–	–	12,847,633
Deferred income	8,994	–	–	–	–	5	21	9,020
Minority interests	(5,688,349)	1,402,379	2,262,358	1,008,715	336,921	437,745	379,462	139,231
Stockholders' equity	9,767,946	–	–	–	–	–	–	9,767,946
Total in 2001	79,548,801	9,609,695	4,889,348	12,588,693	1,898,994	1,052,490	527,885	110,115,906

Notes to the Financial Statements

STATEMENT OF INCOME ADJUSTED BY BUSINESS SEGMENT

December 31, 2001 - R$ Thousands

	Financial (1)	Exterior (2) (8)	Insurance (3)	Private pensions Plans (4)	Special Savings (5)	Companies proportionally consolidated (6)	Others Activities (7)	Consolidated Total
Income form financial intermediation	16,893,056	2,219,461	354,553	1,649,222	245,726	23,177	26,478	21,411,673
Credit operations	9,964,975	1,644,507	-	-	-	-	1,754	11,611,236
Leasing operations	420,365	-	-	-	-	-	-	420,365
Securities	4,230,472	569,154	354,553	1,649,222	245,726	23,177	24,724	7,097,028
Foreign exchange transactions	2,039,292	5,800	-	-	-	-	-	2,045,092
Compulsory deposits	237,952	-	-	-	-	-	-	237,952
Expense from financial intermediation	11,449,384	1,859,869	-	-	-	3,487	(14)	13,312,726
Deposits and money market funds	5,912,916	1,070,134	-	-	-	2,977	-	6,986,027
Borrowings and onlendings	3,529,609	786,563	-	-	-	510	-	4,316,682
Allowance for loan losses	2,006,859	3,172	-	-	-	-	(14)	2,010,017
Gross profit from Financial Intermediation	5,443,672	359,592	354,553	1,649,222	245,726	19,690	26,492	8,098,947
Other operating income (expenses)	(3,939,475)	(85,979)	(7,403)	(1,303,099)	(42,040)	147,569	65,964	(5,164,463)
Comissions and fees	2,732,572	6,644	-	51,976	-	484,608	196,760	3,472,560
Insurance premiums, private pensions and special savings	-	-	4,166,087	3,860,176	932,996	-	-	8,959,259
Increase in technical reserves for insurance, private pension plans and special savings	-	-	(107,390)	(3,225,488)	(159,339)	-	-	(3,492,217)
Claim - Insurance	-	-	(3,054,476)	(197,230)	-	-	-	(3,251,706)
Matured Special Savings	-	-	-	-	(744,402)	-	-	(744,402)
Insurance and private pensions plans selling expenses	-	-	(455,320)	(234,032)	-	-	-	(689,352)
Expenses with private pensions plans benefit	-	-	-	(1,369,424)	-	-	-	(1,369,424)
personal expenses	(2,950,448)	(12,564)	(211,172)	(67,572)	(16,900)	(64,551)	(65,895)	(3,389,102)
Administrative expenses	(2,722,701)	(57,397)	(317,572)	(91,425)	(38,017)	(145,047)	(63,600)	(3,435,759)
Tax expenses	(591,035)	(249)	(76,074)	(39,219)	(9,556)	(51,699)	(22,347)	(790,179)
Results on investments in associated companies	-	-	48,987	-	-	-	21,777	70,764
Others operating Income	799,034	39,937	204,316	30,400	23,017	191,750	38,005	1,326,459
Others operating expenses	(1,206,897)	(62,350)	(204,789)	(21,261)	(29,839)	(267,492)	(38,736)	(1,831,364)
Operating results	**1,504,197**	**273,613**	**347,150**	**346,123**	**203,686**	**167,259**	**92,456**	**2,934,484**
non-Operating results	**30,828**	**(63,456)**	**(54,479)**	**(17,867)**	**(7,131)**	**28,994**	**(609)**	**(83,720)**
income before taxes and profit sharing	**1,535,025**	**210,157**	**292,671**	**328,256**	**196,555**	**196,253**	**91,847**	**2,850,764**
Income tax and social contribution	**(256,056)**	**(1)**	**(64,298)**	**(67,084)**	**(66,740)**	**(41,880)**	**(6,198)**	**(502,257)**
Employee profit sharing	**(140,196)**	-	**(13,174)**	**(983)**	-	**(4,457)**	**(893)**	**(159,703)**
Minority interests	(1,902)	-	(4,248)	-	-	(1,299)	(11,225)	(18,674)
net Income In 2001	1,136,871	210,156	210,951	260,189	129,815	148,617	73,531	2,170,130

(1) Includes: Banco Bradesco S.A., União de Comércio e Participações Ltda., Bradesco Leasing S.A. Arrendamento Mercantil, Bradesco S.A. Corretora de Títulos e Valores Mobiliários, ABS Empreendimentos Imobiliários Participações e Serviços S.A., Bram - Bradesco Asset Management Ltda., Bradesco Administração de Fundos e Carteiras de Investimento, Banco de Crédito Real de Minas Gerais S.A., Banco BCN S.A., BCN Leasing Arrendamento Mercantil S.A., BCN S.A. Distribuidora de Títulos e Valores Mobiliarios, BCN Asset Management S.A., Banco das Nações S.A, Banco Boavista Interatlântico S.A., Boavista S.A. Arrendamento Mercantil, Boavista S.A. Distribuidora de Títulos e Valores Mobiliários, BES Boavista S.A. Distribuidora de Títulos e Valores Mobiliários, BES Boavista Espírito Santo Distribuidora de Títulos e Valores Mobiliários S.A., Continental Banco S.A., Banco Baneb S.A.

(2) Includes: Bradesco Agências New York e Grand Cayman, Banco Bradesco Argentina S.A., BCN Agência Grand Cayman, BCN International Bank Limited, Investment Research International Incorporation, Boavista Bank Limited, Boavista Agências Nassau e Grand Cayman, Bradesco Securities Inc., Bradesco Services Co. Ltd.

(3) Includes: Bradesco Seguros S.A., União Novo Hamburgo Seguros S.A., Prudential Bradesco Seguros S.A., Áurea Seguros S.A., Bradesco Saúde S.A., Indiana Seguros S.A., Bradesco International Health Service, Bradesco Argentina de Seguros S.A., Seguradora Brasileira de Crédito à Exportação S.A.

(4) Represented by: Bradesco Vida e Previdência S.A.

(5)Includes: Bradesco Capitalização S.A. y Atlântica Capitalização S.A.

(6) Includes: Companhia Brasileira de Meios de Pagamentos - Visanet, Smart Club do Brasil Ltda., Sanwa Bradesco Participações Ltda., Aircom Serviços de Radiocomunicação S.A., CPM Holding Ltd., Cibrasec - Companhia Brasileira de Securitização, Serasa - Centralização de Serviços dos Bancos S.A., Servinet Serviços S/C Ltda, CPM Comunicação, Processamento e Mecanismos de Automação S.A., Latasa S.A., CLSA BCN Corretora de Títulos e Valores Mobiliários S.A., BES Securities do Brasil S.A. CCVM, BES Investimento do Brasil S.A. Banco de Investimento.

(7) Includes: Scopus Tecnologia S.A., Scopus Informática S.A., Scopus.com Ltda., Portal do Campo S.A., Bradescor Corretora de Seguros Ltda., Sete Quedas Empreendimentos Imobiliários e Participações Ltda., Settle Consultoria e Assessoria de Sistemas Ltda., Administradora de Consórcios Potenza Ltda., BCN - Consultoria, Administração de Bens, Serviços Ltda., BCN Factoring Ltda., Potenza Comercio, Exportação e Participações Ltda., Boavista Comérico e Serviços Ltda., Continental Promotora de Vendas Ltda., Scopus E - Serviços S.A., Embraport Empresa Brasileira de Terminais Portuários S.A., Baneb Corretora de Seguros Ltda., Nova Paiol Participações S.A., Atna Participações Ltda., Marilia Reflorestamento e Agropecuária Ltda.

(8) Includes the exchange gain in the branches and investments abroad.

(9) Permanent investments are presented net of exceeding provision in the amount of R$ 67,000 thousands.

Notes to the Financial Statements

h) Balance sheet by currency

The main accounts of balance sheet and statement of income are presented below:

December 31, 2001 - R$ thousand

Balance Sheet by Currency	Bradesco Consolidated		
	Balance	Currency	
ASSETS	Sheet	Local	Foreign
CASH AND CASH EQUIVALENTS	3,085,787	1,277,542	1,808,245
Interbank Investments	3,867,319	2,650,481	1,216,838
Money market	2,110,573	1,878,533	232,040
Interbank Deposits	1,756,746	771,948	984,798
Securities	39,931,519	29,956,265	9,975,254
Interbank and interbranch accounts	5,318,013	5,318,013	-
Credit and leasing operations	36,699,286	29,451,315	7,247,971
Other assets	16,665,966	11,709,693	4,956,273
Foreign exchange portfolio	5,545,527	673,250	4,872,277
Other	11,120,439	11,036,443	83,996
Permanent assets	4,548,016	4,542,121	5,895
Investments	884,773	884,773	-
Fixed and leaased assets	2,398,729	2,395,484	3,245
Deferred charges	1,264,514	1,261,864	2,650
Total in 2001	110,115,906	84,905,430	25,210,476
Total in 2000	94,878,483	74,485,262	20,393,221
Derivatives – call position			
Future	-	-	2,278,760
Swap	-	-	436,216
Options	-	-	20,500
Total Derivatives in 2001	-	-	2,735,476
Total Derivatives in 2000	-	-	1,456,876
Total Adjusted Assets in 2001	-	-	27,945,952
Total Adjusted Assets in 2000	-	-	21,850,097
LIABILITIES			
Deposits	41,083,979	39,540,221	1,543,758
Demand deposits	8,057,627	8,039,109	18,518
Savings deposits	18,310,948	18,310,910	38
Interbank deposits	40,446	40,446	-
Time deposits	14,674,958	13,149,756	1,525,202
Money market repurchase commitments	14,057,327	13,962,655	94,672
Debt securities	4,801,410	829,346	3,972,064
Interbank and interdepartmental accounts	954,532	791,466	163,066
Borrowings	7,887,154	16,662	7,870,492
Onlendings	6,146,916	4,965,060	1,181,856
Oter liabilities	12,420,758	11,181,262	1,239,496
Foreign exchange portfolio	1,343,769	518,111	825,658
Subordinated debt	969,842	626,388	343,454
Other	10,107,147	10,036,763	70,384
Technical reserve for insurance, private pension plans and special savings	12,847,633	12,847,633	-
Deferred income	9,020	9,020	-
Minority interests	139,231	139,231	-
Stockholders' equity	9,767,946	9,767,946	-
Capital stock and reserves	7,597,816	7,597,816	-
Net income for the period	2,170,130	2,170,130	-
Total in 2001	110,115,906	94,050,502	16,065,404
Total in 2000	94,878,483	80,812,294	14,066,189
Derivatives – put position			
Future	-	-	5,732,284
Swap	-	-	4,181,386
Total Derivatives in 2001	-	-	9,913,670
Total Derivatives in 2000	-	-	8,664,865
Total Adjusted Liabilities in 2001	-	-	25,979,074
Total Adjusted Liabilities in 2000	-	-	22,731,054
Net Foreign Exchange Position in 2001	-	-	1,966,878
Net Foreign Exchange Position in 2001	-	-	(880,957)

Note.: Excluding derivative operations maturing in D+1, in the net amount of R$ (2.391.333) thousand, to be settled in the currency of December 28, 2001.

Notes to the Financial Statements

3. INTERBANK INVESTMENTS

Interbank investments are stated at acquisition cost, plus accrued income, net of a provision to adjust to estimated realizable value and presented below together with their days to maturity. Below we present the heading Interbank Investments and their respective maturities:

R$ thousand

	From 1 to 30 days	From 31 to 180 days	From 181to 360 days	Over 360 days	TOTAL BRADESCO Consolidated	TOTAL BRADESCO
Money market						
Own portfolio position	232,040	-	-	-	232,040	232,040
Third-party portfolio position	1,878,533	-	-	-	1,878,533	3,683,715
• Financial Treasury Notes	740,014	-	-	-	740,014	973,934
• Central bank Notes	766,913	-	-	-	766,913	1,778,150
• National Treasury Bonds	225,767	-	-	-	225,767	324,572
• National Treasury Notes	145,839	-	-	-	145,839	607,059
Total	2,110,573	-	-	-	2,110,573	3,915,755
Interbank deposits:						
• Interbank deposits	1,043,492	370,928	205,896	140,534	1,760,850	4,376,128
• Valuation allowance	(23)	(202)	(892)	(2,987)	(4,104)	(2,938)
Total	1,043,469	370,726	205,004	137,547	1,756,746	4,373,190
Total in 2001	3,154,042	370,726	205,004	137,547	3,867,319	8,288,945
%	81.5	9.6	5.3	3.6	100.0	-
Total in 2000	1,887,789	273,250	67,405	79,829	2,308,273	4,022,406
%	81.8	11.8	2.9	3.5	100.0	-

Notes to the Financial Statements

4. SECURITIES

Securities are stated at acquisition cost, plus accrued income, net of a provision to adjust to estimated value, and presented below together with their days to maturity:

a) Total portfolio and days to maturity:

R$ thousand

	From 1 to 30 days	From 31 to 180 days	From 181 to 360 days	Over 360 days	TOTAL BRADESCO Consolidated	TOTAL BRADESCO
Own portfolio	18,480,188	1,342,256	2,895,520	4,775,972	27,493,936	5,441,231
Fixed income securities	16,500,174	1,342,256	2,895,520	4,775,972	25,513,922	5,151,237
• Financial Treasury Notes	10,383,633	193,813	62,352	1,632,958	12,272,756	341,156
• National Treasury Bonds	1,147,513	7,409	717,242	1,910,450	3,782,614	727,347
• Central Bank Notes	1,961,189	101,466	644,852	172,445	2,879,952	753,707
• Mortgage backed securities	872	752,196	1,056,781	11,287	1,821,136	1,786,693
• Time deposits	1,297,189	15,337	90,211	1,720	1,404,457	56,477
• Federal Treasury Notes	841,157	49,218	7,818	-	898,193	45,208
• Debentures	554,121	46,175	26,625	243,867	870,788	184,732
• Brazilian foreign debt notes	24,713	15,500	139,633	440,556	620,402	421,047
• Fixed Rate Euro Notes	49,407	68,081	124,099	78,820	320,407	293,234
• State and municipal government securities	128,048	-	-	29,038	157,086	10,385
• Euronotes	4,078	46,408	143	17,670	68,299	494,897
• Others	108,254	46,653	25,764	237,161	417,832	36,354
Equity securities	1,980,014	-	-	-	1,980,014	289,994
• Stocks of listed companies (Technical Reserve)	1,144,871	-	-	-	1,144,871	-
• Stocks and quotas	835,143	-	-	-	835,143	289,994
Subject to commitments	3,708,750	3,282,937	4,007,995	2,178,334	13,178,016	9,982,407
Repurchase agreements	3,090,855	3,082,882	3,013,667	734,632	9,922,036	7,370,097
• Central Bank Notes	1,469,632	636,104	1,666,386	62,010	3,834,132	2,364,500
• Federal Treasury Notes	734,622	1,984,704	721,987	-	3,441,313	3,342,507
• National Treasury Bonds	485,284	460,395	567,187	-	1,512,866	1,027,581
• Debentures	-	-	46,497	519,923	566,420	566,420
• Financial Treasures Notes	148,991	1,679	1,300	152,699	304,669	58,532
• Time deposits	252,079	-	-	-	252,079	-
• Others	247	-	10,310	-	10,557	10,557
Pledged as guarantees	3,698	143,537	235,228	333,395	715,858	437,472
• Central Bank Notes	-	142,251	223,873	332,805	698,929	437,472
• Federal Treasury Notes	-	-	11,355	-	11,355	-
• Financial Treasury Notes	3,698	1,286	-	590	5,574	-
Central Bank of Brazil	88,048	55,948	757,637	1,087,166	1,988,799	1,648,619
• Financial Treasury Notes	88,048	55,349	15,545	789,722	948,664	943,648
• Central Bank Notes	-	599	598,891	297,444	896,934	637,550
• National Treasury Notes	-	-	143,201	-	143,201	67,421
Privatization securities	-	500	1,463	23,141	25,104	-
Negotiation and intermediation of securities	526,149	70	-	-	526,219	526,219
• Financed assets and commodities	526,149	70	-	-	526,219	526,219
Total	22,188,938	4,625,193	6,903,515	6,954,306	40,671,952	15,423,638
%	54.6	11.4	17.0	17.0	100.0	100.0
Valuation Allowance	-	-	-	-	(740,433)	(260,218)
• Minimum provision required	-	-	-	-	(302,433)	(74,218)
• Additional provision	-	-	-	-	(438,000)	(186,000)
Total at 2001	-	-	-	-	39,931,519	15,163,420
Total at 2000	-	-	-	-	33,119,843	10,655,720

Notes to the Financial Statements

b) Movements on valuation allowance:

R$ thousand

	BRADESCO CONSOLIDATED	BRADESCO
Balance at December 31, 1999	557,598	119,006
Recorded	127,042	136,876
Write offs	(13,774)	-
Balance at December 31, 2000	670,866	255,882
Recorded	95,423	4,336
Write offs	(25,856)	-
Balance at December 31, 2001	740,433	260,218
• Minimum Provision Required	302,433	74,218
• Additional provision (*)	438,000	186,000

(*) Additional provision for market risk variation.

5. CREDIT OPERATIONS

a) Composition of portfolios and maturity dates:

R$ thousand

	BRADESCO CONSOLIDATED									
	Performing									
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	Over 360 days	Total as of 2001 (A)	%	Total as of 2000 (A)	%
Discounted trade receivables and loans	6,107,395	3,799,099	1,988,705	2,203,991	1,915,775	2,446,923	18,461,888	42.3	14,868,093	38.5
Financing	1,128,061	950,015	709,066	1,623,550	2,453,252	6,037,422	12,901,366	29.6	12,059,236	31.2
Rural and agribusiness financing	128,633	75,545	124,474	276,309	497,324	1,832,882	2,935,167	6.7	2,867,638	7.5
Infrastructure and development financing	-	-	-	-	-	-	-	-	120	-
Subtotal	7,364,089	4,824,659	2,822,245	4,103,850	4,866,351	10,317,227	34,298,421	78.6	29,795,087	77.2
Leasing operations (1)	206,371	85,853	74,368	215,985	328,822	607,846	1,519,245	3.5	1,779,810	4.6
Foreign exchange advances (2)	1,034,628	607,165	587,932	1,446,799	682,139	-	4,358,663	10.0	3,717,258	9.6
Subtotal	8,605,088	5,517,677	3,484,545	5,766,634	5,877,312	10,925,073	40,176,329	92.1	35,292,155	91.4
Other credits (3)	106,263	58,221	11,684	42,634	57,905	128,708	405,415	0.9	453,838	1.2
Total credit operations	8,711,351	5,575,898	3,496,229	5,809,268	5,935,217	11,053,781	40,581,744	93.0	35,745,993	92.6
Sureties and guaranties (4)	1,992,034	133,068	116,075	132,118	86,134	587,470	3,046,899	7.0	2,867,967	7.4
General total	10,703,385	5,708,966	3,612,304	5,941,386	6,021,351	11,641,251	43,628,643	100.0	38,613,960	100.0

Notes to the Financial Statements

R$ thousand

BRADESCO CONSOLIDATED
Past due Loans
Installments Past-Due

	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 720 days	Total as of 2001 (B)	%	Total as of 2000 (B)	%
Discounted trade receivables and loans	219,223	201,281	270,532	314,870	397,849	1,403,755	77.8	1,040,677	72.9
Financing	60,962	44,863	27,487	56,800	37,988	228,100	12.7	135,391	9.5
Rural and agribusinnes financing	1,843	4,322	7,995	9,147	26,903	50,210	2.8	77,470	5.4
Infrastructure and development financing	–	–	–	–	–	–	–	–	–
Subtotal	282,028	250,466	306,014	380,817	462,740	1,682,065	93.3	1,253,538	87.8
Leasing operations (1)	12,772	6,690	3,238	7,238	7,372	37,310	2.1	44,998	3.2
Foreign exchange advances(2)	31,957	12,100	1,721	287	1,430	47,495	2.6	65,890	4.6
Subtotal	326,757	269,256	310,973	388,342	471,542	1,766,870	98.0	1,364,426	95.6
Other credits (3)	1,031	1,723	1,066	2,312	8,914	15,046	0.8	41,270	2.9
Total credit operations	327,788	270,979	312,039	390,654	480,456	1,781,916	98.8	1,405,696	98.5
Sureties and guaranties (4)	6,523	1,202	394	5,323	7,613	21,055	1.2	21,879	1.5
General Total	334,311	272,181	312,433	395,977	488,069	1,802,971	100.0	1,427,575	100.0

R$ thousand

BRADESCO CONSOLIDATED
Past due Loans
Future Installments

	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	Over 360 days	Total in 2001 (C)	%	Total in 2000 (C)	%	General Total 2001 (A+B+C)	%	General Total 2000 (A+B+C)	%
Discounted trade and receivables and loans	100,672	82,555	61,032	147,783	199,802	287,724	879,568	42.3	657,277	37.6	20,745,211	43.7	16,566,047	39.6
Financing	51,303	51,110	46,846	130,948	218,471	510,981	1,009,659	48.5	799,096	45.8	14,139,125	29.7	12,993,723	31.1
Rural and agribusiness financing	482	142	202	1,487	3,280	13,547	19,140	0.9	14,963	0.9	3,004,517	6.3	2,960,071	7.1
Infrastructure and development financing	–	–	–	–	–	–	–	–	–	–	–	–	120	–
Subtotal	152,457	133,807	108,080	280,218	421,553	812,252	1,908,367	91.7	1,471,336	84.3	37,888,853	79.7	32,519,961	77.8
Leasing operations (1)	12,109	10,398	8,646	25,456	43,449	63,836	163,894	7.9	236,472	13.5	1,720,449	3.6	2,061,280	4.9
Foreign exchange advances (2)	–	–	–	–	–	–	–	–	7,085	0.4	4,406,158	9.3	3,790,233	9.1
Subtotal	164,566	144,205	116,726	305,674	465,002	876,088	2,072,261	99.6	1,714,893	98.2	44,015,460	92.6	38,371,474	91.8
Other credits (3)	433	1,292	432	1,213	1,961	2,913	8,244	0.4	5,882	0.4	428,705	0.9	500,990	1.2
Total credit operations	164,999	145,497	117,158	306,887	466,963	879,001	2,080,505	100.0	1,720,775	98.6	44,444,165	93.5	38,872,464	93.0
Sureties and guaranties (4)	–	–	–	–	–	–	–	–	25,220	1.4	3,067,954	6.5	2,915,066	7.0
General total	164,999	145,497	117,158	306,887	466,963	879,001	2,080,505	100.0	1,745,995	100.0	47,512,119	100.0	41,787,530	100.0

In Bradesco performing operations verified on the same bases as the table above amount to R$ 34,281,701 thousand (2000 – R$ 29,168,316 thousand), past due installments amounted to R$ 1,479,668 thousand (2000 – R$ 1,127,608 thousand) and future installments of past due loans R$ 1,480,223 thousand (2000 R$ 1,090,885 thousand).

(1) Leasing operations in 2001 include R$ 29,903 thousand (2000 – R$ 8,056 thousand) in operating leases which are presented in the financial statements under the heading for leased assets;

(2) Advances on foreign exchange contracts are recorded as a discount to Other liabilities;

(3) Other credits comprise credits on sureties and guaranties honored, debtors from the purchase of assets, credit instruments receivable, income receivable on foreign exchange contracts and credits from export contracts;

(4) Recorded in memorandum accounts.

Notes to the Financial Statements

b) Concentration of credit and leasing operations, advances on foreign exchange contracts and other credits are presented below:

R$ thousand

	BRADESCO CONSOLIDATED		BRADESCO	
	2001	2000	2001	2000
Largest borrower	463,800	572,787	462,655	572,787
Percentage of total credit operation portfolio	1.0%	1.5%	1.3%	2.0%
20 largest borrowers	5,217,715	5,045,801	4,859,320	4,639,943
Percentage of total credit operation portfolio	11.7%	13.0%	13.9%	15.9%

c) Total portfolio composition by activity sector:

R$ thousand

	BRADESCO CONSOLIDATED				BRADESCO			
	2001	%	2000	%	2001	%	2000	%
PUBLIC SECTOR	199,373	0.5	275,776	0.7	76,544	0.2	172,352	0.6
FEDERAL	199,320	0.5	275,412	0.7	76,491	0.2	172,125	0.6
Petrochemical	199,320	0.5	275,412	0.7	76,491	0.2	172,125	0.6
MUNICIPAL	53	–	364	–	53	–	227	–
Direct administration	53	–	364	–	53	–	227	–
PRIVATE SECTOR	44,244,792	99.5	38,596,688	99.3	34,850,168	99.8	29,018,225	99.4
MANUFACTURING	14,025,301	31.6	12,087,446	31.1	12,401,543	35.5	10,011,521	34.3
Food and beverage	2,812,287	6.3	2,478,183	6.4	2,484,713	7.1	2,177,082	7.5
Steel, metallurgical and mechanical	2,691,824	6.1	2,198,603	5.7	2,455,422	7.0	1,889,034	6.5
Chemical	1,878,911	4.2	1,559,857	4.1	1,707,724	4.9	1,305,038	4.5
Light and heavy vehicles	789,275	1.8	503,796	1.3	660,065	1.9	390,179	1.3
Paper and pulp	700,559	1.6	705,632	1.8	654,165	1.9	657,568	2.3
Textile and clothing	671,506	1.5	659,168	1.7	580,218	1.7	527,119	1.8
Electro-electronics	617,795	1.4	494,325	1.2	557,439	1.6	353,723	1.2
Publishing, printing and reproduction	588,864	1.3	505,622	1.3	514,383	1.5	427,056	1.5
Ruber and plastic articles	479,392	1.1	383,983	1.0	464,011	1.3	369,753	1.3
Non-metallic ores	467,387	1.1	177,868	0.5	462,319	1.3	173,160	0.6
Furniture and wood products	399,338	0.9	374,132	0.9	337,320	1.0	293,462	1.0
Extraction of metallic and non-metallic ores	335,641	0.8	584,954	1.5	323,434	0.9	560,597	1.9
Oil refining and production of alcohol	312,699	0.7	280,208	0.7	298,306	0.9	270,843	0.9
Leather articles	234,644	0.5	223,471	0.6	175,403	0.5	153,257	0.5
Automotive parts and accessories	220,485	0.5	220,898	0.5	215,492	0.5	215,676	0.7
Other industries	824,694	1.8	736,746	1.9	511,129	1.5	247,974	0.8
COMMERCE	6,584,506	14.8	5,845,979	15.0	4,671,584	13.3	4,059,844	13.9
Specialty store products	1,510,588	3.4	1,302,896	3.3	1,343,220	3.8	1,136,598	3.9
Food, beverages and tobacco products	863,361	1.9	1,013,360	2.6	561,692	1.6	567,718	1.9
General merchandise wholesalers	439,812	1.0	331,310	0.8	332,817	1.0	252,648	0.9
Vehicles	426,904	1.0	466,142	1.2	269,906	0.8	259,196	0.9
Non-specialized retailers	406,455	0.9	291,450	0.7	392,638	1.1	277,153	0.9
Waste material and scrap	263,835	0.6	366,629	0.9	260,129	0.7	345,201	1.2
Clothing and footwear	251,455	0.6	208,493	0.5	179,058	0.5	149,876	0.5
Repairs, parts and accessories or vehicles	213,420	0.5	219,246	0.6	206,286	0.6	211,839	0.7
Articles for personal and domestic use	200,231	0.5	215,835	0.6	193,693	0.6	207,589	0.7
Fuel	191,296	0.4	184,710	0.5	189,674	0.5	177,822	0.6
Commerce intermediary	179,957	0.4	176,023	0.5	175,156	0.5	169,560	0.6
Agricultural products	149,822	0.3	141,189	0.4	140,715	0.4	132,684	0.5
Other commerce	1,487,370	3.3	928,696	2.4	426,600	1.2	171,960	0.6
FINANCIAL INTERMEDIATION	703,679	1.6	720,903	1.9	1,231,812	3.5	493,391	1.7

Notes to the Financial Statements

R$ thousand

	BRADESCO CONSOLIDATED				BRADESCO			
	2001	%	2000	%	2001	%	2000	%
SERVICES	9,956,471	22.3	8,231,526	21.2	6,964,226	20.0	5,737,623	19.7
Telecommunications	1,843,838	4.1	1,295,249	3.3	1,838,569	5.3	1,286,723	4.4
Tranasport and storage	1,641,705	3.7	1,623,638	4.2	887,045	2.5	985,610	3.4
Construction	1,355,353	3.0	1,215,322	3.1	1,289,365	3.7	1,135,788	3.9
Real estate activities, rents and corporate services	821,021	1.8	753,209	1.9	638,207	1.8	583,021	2.0
Holdings, legal accounting and business accessory services	701,122	1.6	447,133	1.2	587,316	1.7	317,882	1.1
Production and distribution of electric power, gas and water	609,703	1.4	786,802	2.0	609,640	1.7	786,765	2.7
Social activities, education, health, defense and social security	426,658	1.0	353,197	0.9	274,447	0.8	210,857	0.7
Clubs, leisure, cultural and sports activities	284,090	0.6	242,581	0.6	151,284	0.4	130,995	0.4
Hotel and catering	239,776	0.5	182,050	0.5	201,399	0.6	160,633	0.6
Other services	2,033,205	4.6	1,332,345	3.5	486,954	1.5	139,349	0.5
AGRICULTURE, LIVESTOCK RAISING, FISHING, FOREST DEVELOPMENT AND MANAGEMENT	896,385	2.0	737,957	1.9	685,656	2.0	658,903	2.3
INDIVIDUALS	12,078,450	27.2	10,972,877	28.2	8,895,347	25.5	8,056,943	27.5
TOTAL	44,444,165	100.0	38,972,464	100.0	34,926,712	100.0	29,190,577	100.0

d) The composition of the credit operation portfolio and allowance for loan losses distributed among the corresponding risk levels is presented below:

R$ thousand

BRADESCO CONSOLIDATED

RISK LEVEL	PORTFOLIO BALANCE: NON-PERFORMING PAST DUE	NON-PERFORMING FALLING DUE	PERFORMING	TOTAL	%	MINIMUM PROVISION REQUIREMENT: SPECIFIC PAST DUE	SPECIFIC FALLING DUE	GENERIC	TOTAL	ADDITIONAL PROVISION	EXISTING PROVISION
AA	-	-	13,357,675	13,357,675	30.1	-	-	-	-	-	-
A	-	-	15,917,255	15,917,255	35.8	-	-	79,540	79,540	1,522	81,062
B	104,916	345,591	3,352,804	3,803,311	8.6	1,049	3,456	33,591	38,096	1,544	39,640
C	214,293	568,428	6,360,378	7,143,099	16.1	6,429	17,053	190,805	214,287	14,827	229,114
D	202,286	376,665	769,361	1,348,312	3.0	20,229	37,666	76,933	134,828	105,929	240,757
E	143,460	158,777	158,456	460,693	1.0	43,038	47,633	47,534	138,205	31,689	169,894
F	128,685	120,014	67,403	316,102	0.7	64,343	60,007	33,700	158,050	19,749	177,799
G	129,900	101,842	272,785	504,527	1.1	90,930	71,290	190,948	353,168	56,672	409,840
H	858,376	409,188	325,627	1,593,191	3.6	858,376	409,188	325,627	1,593,191		1,593,191
Total	1,781,916	2,080,505	40,581,744	44,444,165	100.0	1,084,394	646,293	978,678	2,709,365	231,932	2,941,297
%	4.0	4.7	91.3	100.0		36.8	22.0	33.3	92.1	7.9	100.0
Total in 2000	1,405,696	1,720,775	35,745,993	38,872,464	100.0	887,359	531,892	986,360	2,405,611	101,592	2,507,203
%	3.6	4.4	92.0	100.0		35.4	21.2	39.3	95.9	4.1	100.0

Notes to the Financial Statements

R$ thousand

BRADESCO

RISK LEVEL	PORTFOLIO BALANCE NON-PERFORMING PAST DUE	PORTFOLIO BALANCE NON-PERFORMING FALLING DUE	PORTFOLIO BALANCE PERFORMING	TOTAL	%	MINIMUM PROVISION REQUIREMENT SPECIFIC PAST DUE	MINIMUM PROVISION REQUIREMENT SPECIFIC FALLING DUE	MINIMUM PROVISION REQUIREMENT GENERIC	MINIMUM PROVISION REQUIREMENT TOTAL	ADDITIONAL PROVISION	EXISTING PROVISION
AA	-	-	12,451,103	12,451,103	35.6	-	-	-	-	-	-
A	-	-	11,530,379	11,530,379	33.0	-	-	57,605	57,605	1,522	59,127
B	85,339	199,311	2,183,645	2,468,295	7.1	853	1,993	21,832	24,678	1,544	26,222
C	168,527	323,751	4,777,210	5,269,488	15.1	5,056	9,713	143,310	158,079	13,390	171,469
D	160,493	311,735	462,851	935,079	2.7	16,049	31,174	46,282	93,505	66,066	159,571
E	131,145	132,630	105,571	369,346	1.0	39,343	39,789	31,669	110,801	24,493	135,294
F	119,203	106,991	45,681	271,875	0.8	59,601	53,496	22,840	135,937	16,868	152,805
G	116,353	88,475	240,568	445,396	1.3	81,447	61,933	168,395	311,775	47,437	359,212
H	698,608	317,330	169,813	1,185,751	3.4	698,608	317,330	169,813	1,185,751	-	1,185,751
Total	1,479,668	1,480,223	31,966,821	34,926,712	100.0	900,957	515,428	661,746	2,078,131	171,320	2,249,451
%	4.2	4.2	91.6	100.0		40.1	22.9	29.4	92.4	7.6	100.0
Total in 2000	1,127,608	1,090,885	26,972,084	29,190,577	100.0	694,472	388,317	658,632	1,741,421	57,181	1,798,602
%	3.9	3.7	92.4	100.0		38.6	21.6	36.6	96.8	3.2	100.0

e) Movement on the allowance for loan losses:

R$ thousand

	BRADESCO CONSOLIDATED	BRADESCO
Balance at December 31, 1999	1,907,737	1,073,009
Reclassification (1)	(108,838)	(93,929)
Recorded	1,451,912	1,343,492
Write offs	(902,561)	(523,970)
Balance derived from acquired institutions (2)	158,953	-
Balance at December 31, 2000	2,507,203	1,798,602
Recorded	2,010,017	1,783,184
Write offs	(1,575,923)	(1,332,335)
Balance at December 31, 2001	2,941,297	2,249,451
Specific provision (3)	1,730,687	1,416,385
Generic provision (4)	978,678	661,746
Additional provision (5)	231,932	171,320

(1) Reclassification to Provision for Contingencies

(2) Banco Boavista Interatlântico S.A.

(3) For operations with installments that are more than 14 days overdue.

(4) Provision recorded due to classification of client or operation, and therefore do not fall within the previous heading.

(5) The additional provision has been recorded based on management's experience and expected recoverability of the credit portfolio, such that the total provision is considered sufficient to cover specific and global credit risks, related to the provision calculated in accordance with the risk level classifications and the corresponding minimum provision requirements established by National Monetary Council Resolution Nr 2682. The additional provision by client was classified in the above table based on risk levels.

f) Total renegotiated and recovered operations are presented below:

R$ thousand

	BRADESCO CONSOLIDATED	BRADESCO
	2001	2001
Total renegotiated in the period	1,818,683	1,534,287
Receipts and write-offs in the period	(1,212,574)	(964,516)
Total net amount renegotiated in the period	606,109	569,771
Total recoveries in the period	423,142	270,072

Notes to the Financial Statements

6. FOREIGN EXCHANGE PORTFOLIO

R$ thousand

	BRADESCO CONSOLIDATED		BRADESCO	
	2001	2000	2001	2000
ASSETS – OTHER RECEIVABLES				
Exchange purchases to be settled	4,747,533	4,781,616	4,373,330	4,315,270
Exchange and term documents in foreign currencies	27,323	82,330	24,624	13,936
Exchange sale receivables	824,198	1,598,072	824,158	1,166,082
(-) Local currency advances received	(150,947)	(135,976)	(142,780)	(116,440)
Income receivable on advances granted	97,420	85,469	87,301	71,644
Other	–	5,920	–	–
Total	5,545,527	6,417,431	5,166,633	5,450,492
LIABILITIES – OTHER LIABILITIES				
Exchange sold to be settled	818,902	1,596,623	818,832	1,166,082
Exchange purchase payables	4,926,233	4,626,307	4,526,662	4,183,081
(-) Foreign exchange advances	(4,406,158)	(3,790,233)	(4,006,261)	(3,409,175)
Other	4,792	6,960	5,464	5,440
Total	1,343,769	2,439,657	1,344,697	1,945,428
MEMORANDUM ACCOUNTS				
Open import credits	68,290	134,411	51,259	89,832

7. OTHER RECEIVABLES

a) Income receivable dividends, interest on own capital and bonuses receivable R$ 13,085 thousand (2000 - R$ 24 thousand), BRADESCO – R$ 664,371 thousand (2000 - R$ 648,337 thousand).

b) Sundry

R$ thousand

	CURRENT AND LONG-TERM			
	BRADESCO CONSOLIDATED		BRADESCO	
	2001	2000	2001	2000
Deposits in guarantee	1,257,021	1,096,158	585,299	571,122
Deferred tax credits (Note 25c)	3,054,492	2,903,854	1,768,269	1,605,533
Sundry receivables	808,564	1,319,937	667,939	647,521
Social contribution to compensate	964,465	997,851	501,286	509,559
Payments to be reimbursed	449,859	509,439	368,260	420,098
Credit instruments receivable	418,069	228,642	4,348	24,910
Prepaid taxes	840,585	939,680	413,957	416,795
Receivables on purchase of assets	279,887	231,289	181,051	163,445
Other	34,772	31,552	14,502	156,689
Total	8,107,714	8,258,402	4,504,911	4,515,672

Notes to the Financial Statements

8. INVESTMENTS

a) The adjustments from evaluating investments using the net equity method were recorded to an income account, under the heading "Results on investments in associated companies", equivalent to R$ 70,764 thousand (2000 – R$ 156,300 thousand), BRADESCO – R$ 1,861,056 thousand (2000 – R$ 1,701,379 thousand).

b) The main direct and indirect investments in subsidiaries, associated and jointly controlled companies are presented below:

Company	Capital	Adjusted stockholders' equity	Number of stocks/quotas (in thousands)			Investment in capital	Adjusted net income (loss)	Book value Bradesco (Unconsolidated)	Adjustments from equity pick up (19)	
			Common	Preferred	Quotas			12.31.2001	12.31.2001	12.31.2000
I – CONSOLIDATED										
A) Financial sector									1,027,422	741,311
BCN and subsidiaries									295,318	400,394
Banco BCN S.A. (1) (2) (3)	600,000	1,263,983	41,604,654	20,456,646	-	100.000%	280,236	1,465,092	(50,934)	111,214
Banco das Nações S.A. (2)									9,428	1,522
Banco de Crédito Real de Minas Gerais S.A. (2) (4)									188,070	167,462
BCN Cons, Adm. de Bens, Serv. e Publ. Ltda. (2)									6,446	5,046
BCN Leasing – Arrendamento Mercantil S.A. (2)									45,834	50,443
Continental Banco S.A. (2)									39,664	30,436
Continental Promotora de Vendas (2)									3,490	9,598
Foreign branches – exchange gains/loss (2)									34,614	14,369
Other subsidiaries									18,706	10,304
Other financial									732,104	340,917
Banco Baneb S.A. (1) (2)	1,473,950	1,478,339	50,992,094	77,362,841	-	99.969%	168,746	1,572,091	171,167	105,570
Banco Boavista Interatlântico S.A. and subsidiaries (1) (2)	4,401,915	4,324,149	1,649,135	-	-	100.000%	275,034	4,722,794	268,436	(9,001)
Banco Bradesco Argentina S.A. (1) (2)	69,612	70,146	29,999	-	-	99.999%	(1,443)	70,145	(1,443)	(1,233)
BCR – Banco de Crédito Real S.A. (5)									2,810	33,433
Bradesco Leasing S.A. Arrendamento Mercantil (1) (2)	150,000	306,813	680	-	-	100.000%	42,189	367,730	42,757	52,197
Bradesco S.A. Corretora de Títulos e Valores Mobiliários (1) (2)	33,200	73,645	375,999	-	-	99.999%	12,427	73,644	14,962	25,790
Bradesco Securities Inc. (1) (2)	4,641	3,236	1	-	-	100.000%	(1,288)	3,236	(1,288)	(99)
BRAM – Bradesco Asset Management Ltda. and subsidiaries (1) (2) (6)	25,000	31,984	-	-	25,000	99.999%	6,987	31,983	6,963	-
Cia. Brasileira de Meios de Pagamentos – VISANET (7)									37,884	55,315
Foreign branches and subsidiaries – exchange gains/loss (2)									189,856	78,945
B) Insurance area									550,826	470,678
Bradesco Seguros S.A. (1) (2)	1,155,000	2,297,818	625	-	-	99.807%	772,347	2,293,383	147,725	105,523
Atlântica Bradesco Seguros S.A. (8)									4,311	18,313
Atlântica Capitalização S.A. (2) (9)									(7,176)	7,717
BCN Seguradora S.A. (10)									3,324	27,303
Bradesco Capitalização S.A. (2)									136,744	123,755
Bradesco Saúde S.A. (2)									3,119	(22,795)
Bradesco Vida e Previdência S.A. (2) (11)									259,695	183,531
União Novo Hamburgo Seguros S.A. (2) (12)									4,915	7,370
Novo Hamburgo Cia. de Seguros Gerais (13)									(3,086)	12,941
Exchange gain/loss in subsidiary abroad (2)									6,102	2,484
Other subsidiaries									(4,847)	4,536
C) Other areas									212,044	324,494
ABS Empreend. Imobiliários, Participações e Serviços S.A. (2)									48,308	46,239
Latasa S.A. (7) (14)									78,398	13,241
Nova Paiol Participações S.A. (2) (15)									39,450	-
União de Comércio e Participações Ltda. (1) (2)	368,018	433,198	-	-	3,680	99.999%	72,413	433,194	9,690	299,932
Other subsidiaries								80,426	36,198	(34,918)
TOTAL CONSOLIDATED									1,790,292	1,536,483

Notes to the Financial Statements

Company	Capital	Adjusted net equity	Number of shares/quotas (in thousands)			Investment in capital	Adjusted net income (loss)	Book value Bradesco (Unconsolidated)	Adjustments from equity pick up (20)	
			Common	Preferred	Quotas			12.31.2001	12.31.2001	12.31.2000
II - UNCONSOLIDATED SUBSIDIARIES										
Bus Holding S.A. (7)									13,446	316,968
Companhia Siderúrgica Nacional - CSN (16)									-	28,441
IRB Brasil Resseguros S.A.									48,987	-
Tigre S.A. - Tubos e Conexões (7)									14,281	9,855
UGB Participações S.A. (18)									(2,225)	53,973
Valepar S.A. (16)									-	25,706
VBC Energia S.A. (16)									-	35,891
Other subsidiaries									(3,725)	2,434
TOTAL UNCONSOLIDATED SUBSIDIARIES									70,764	473,268
TOTAL								11,113,718	1,861,056	2,009,751

(1) Direct subsidiary company; (2) Data for December 31, 2001; (3) New name of Banco de Crédito Nacional S.A.; (4) The company's control was assumed by Banco BCN S.A. as from March 2001; (5) Company merged into Banco Baneb S.A., in March 2001; (6) Company incorporated in the 1st semester of 2001; (7) Data relating to November 30, 2001; (8) Atlântica Bradesco Seguros S.A., was merged into Bradesco Seguros S.A., in June 2001; (9) New company name of BCN Capitalização; (10) BCN Seguradora S.A., was merged into Bradesco Seguros S.A., in november 2001; (11) New company name of Bradesco Previdência e Seguros S.A.; (12) New company name of Cia. União de Seguros Gerais; (13) A Novo Hamburgo Cia. de Seguros Gerais, was merged into Cia. União de Seguros Gerais in October 2001; (14) New name of Latasa - Latas de Alumínio S.A.; (15) Company acquired in July 2001; (16) Company included in the portion transferred for the incorporation of Bradespar S.A.; (17) Nova denominação da Tigre Participações S.A.; (18) Data relating to October 2001; (19) Adjustment resulting from valuation, considers the results verified by the companies, as from the acquisition and includes asset variances of investees not resulting from net income, as well as adjustments due to the equalization of accounting principles, when applicable.

c) Reconciliation of Results of year 2000 from Investments in Subsidiary and Associated Companies

R$ thousand

	BRADESCO CONSOLIDATED	BRADESCO
Total results in Investments in Subsidiary and Associated Companies	473,268	2,009,751
(-) Reclassification of result of evaluation in BUS Holding S.A. to non-recurring/extraordinary results (Note 23)	(316,968)	(316,968)
(-) Other	-	8,596
Results adjusted in investments in subsidiary and associated companies for year	156,300	1,701,379

Notes to the Financial Statements

d. On February 29, 2000, the investment in Bradesplan Participações S.A. was sold by Banco Bradesco S.A. for R$ 1,616,218 thousand to Paiol Participações e Comércio Ltda. This sale was agreed based on an economic-financial report issued by the Investment bank and, as a result of this operation, Bradesco recorded income from the sale of R$ 537,153 thousand, reported as non recurring/extraordinary income, which, net of taxes, was equivalent to R$ 354,521 thousand (Note 23).

e. Premium on the purchase of investments, based on the future profitability, refers mainly to premiums on the purchase of BCN - R$ 201,109 thousand (2000 - R$ 232,162 thousand), Credireal - R$ 73,557 thousand (2000 - R$ 85,985 thousand), Baneb - R$ 94,210 thousand (2000 - R$ 106,766 thousand), Boavista - R$ 398,645 thousand (2000 - R$ 435,026 thousand), respectively, and premiuns resulting from the increase of the investment in Bradesco Leasing S.A. Arrendamento Mercantil in the amount of R$ 60,917 thousand (2000 - R$ 68,118 thousand). During the period of 2001, premium amortized totaled R$ 143,229 thousand (2000 - R$ 71,603 thousand). The residual average time for the amortization of the premium is approximately 8 years and 8 months. Tax credits on the amortization of the premium on investments in subsidiaries have not been recorded.

f. Investments in the consolidated financial statements:

R$ thousand

ASSOCIATED COMPANIES (Investment in total capital)	2001	2000
• BUS Holding S.A. - (59.75%)	338,746	335,349
• IRB - Brasil Resseguros S.A. - (15.40%)	162,872	113,207
• Tigre S.A. - Tubos e Conexões - (17.81%)	96,380	95,599
• CP Cimento e Participações S.A. - (12.48%)	48,578	48,578
• Marlim Participações S.A. - (11.53%)	27,771	31,738
• NovaMarlim Participações S.A. - (17.17%) (1)	22,100	-
• American Bank Note Company Gráfica e Serviços Ltda - (22.50%)	16,449	16,449
• Other associated	29,690	48,082
Total other associated	742,586	689,002
• Other Investments	176,596	298,663
• Tax incentives	276,275	226,653
• Provision for losses (2)	(310,684)	(383,388)
Total consolidated investments	884,773	830,930

(1) Investment acquired in December 2001:

(2) The provision for losses includes provision for tax incentives of R$ 222,907 thousand, BRADESCO MÚLTIPLO - R$ 47,913 thousand which is calculated in accordance with the realization expectations of these investments.

9. FIXED ASSETS

Composed by tangible and intangible Assets, which are recorded at price-level restated cost up to December 31, 1995. Depreciation is calculated using the straight-line method, based on annual rates that consider the economic useful lives of the assets, which are presented below:

	December					R$ thousand
	BRADESCO CONSOLIDATED			BRADESCO		
	Cost	Depreciation	Rate %	Cost	Depreciation	Rate %
Land and buildings in use:						
- Buildings	1,024,003	(508,287)	4	485,914	(251,926)	4
- Lands	451,578	-	-	189,103	-	-
Facilities, furniture and equipment	1,706,539	(810,464)	10	967,327	(497,630)	10
Security and communication systems	138,755	(58,506)	10	116,648	(47,815)	10
Data processing systems	1,118,512	(926,266)	20 to 50	918,356	(779,140)	20 to 50
Transport systems	15,010	(7,386)	20	9,136	(4,116)	20
Banco Postal - right of use (*)	200,002	-	-	200,002	-	-
Other	9,192	-	-	8,267	-	-
Total	4,663,591	(2,310,909)	-	2,894,753	(1,580,627)	-

(*) Amount relating to the acquisition of the Right of Use of 5,299 Branches of the Post Office's Postal Network called "Banco Postal" (Postal Bank). Bradesco will have until December 31, 2003 to deploy the services in the last unit. After this period Bradesco will have a further five (5) years for the use of the respective Right of Use. Amortization will take place by unit, from the start of its activities until the end of the contractual term.

Bradesco Organization's land and buildings in use present a non-recorded increment of R$ 1,006,116 thousand based on appraisal reports prepared by independent experts, of which R$ 887,705 thousand in 1999, R$ 39,195 thousand in 2000 and R$ 79,216 thousand in 2001.

The property and equipment rate calculated in accordance with BACEN determinations is 48.4% in the consolidated total and 53.8% in consolidated operating, of consolidated stockholders' equity, considering that the maximum limit established is 70%.

Notes to the Financial Statements

10. LIABILITIES FOR DEPOSITS, MONEY MARKET REPURCHASE COMMITMENTS, DEBT SECURITIES, BORROWINGS AND ONLENDINGS

a) Deposits, money market repurchase commitments, debt securities, borrowings and onlendings:

Bradesco Consolidated — R$ thousand

	From 1 to 30 days	From 31 to 60 days	From 61 90 days	From 91 180 days	From 181 to 360 days	From 1 to 3 years	Over 3 years	Total Bradesco Consolidated	Total Bradesco
• Demand deposits	8,057,627	-	-	-	-	-	-	8,057,627	7,499,851
• Savings deposits	18,310,948	-	-	-	-	-	-	18,310,948	17,671,194
• Interbank deposits	23,279	3,178	959	4,562	5,147	3,321	-	40,446	584,806
• Time deposits	2,022,418	537,276	740,718	1,840,313	6,446,978	2,959,465	127,790	14,674,958	11,776,929
• Money market repurchase commitments	10,872,974	22,824	8,274	2,423,239	668,357	56,378	5,281	14,057,327	13,449,465
• Debt securities (1)	421,970	1,017,636	27,957	1,054,002	1,823,583	456,262	-	4,801,410	3,882,236
• Borrowings and onlendings – abroad	1,346,309	941,968	846,675	2,616,420	1,731,654	472,270	14,694	7,969,990	7,083,041
• Borrowings and onlendings – local (2)	316,067	194,129	123,633	357,627	766,933	2,125,072	2,180,619	6,064,080	4,369,044
Total in 2001	41,371,592	2,717,011	1,748,216	8,296,163	11,442,652	6,072,768	2,328,384	73,976,786	66,316,566
%	55.9	3.7	2.4	11.2	15.5	8.2	3.1	100.0	-
Total in 2000	37,980,535	1,821,760	1,463,332	5,576,551	6,811,677	8,997,538	1,705,124	64,356,517	49,506,002
%	59.0	2.8	2.3	8.7	10.6	14.0	2.6	100.0	-

b) Securities issued abroad (1)

R$ thousand

	From 1 to 30 days	From 31 to 60 days	From 61 90 days	From 91 180 days	From 181 to 360 days	From 1 to 3 years	Over 3 years	Total Bradesco Consolidated	Total Bradesco
C Bond	14,365	-	-	-	-	-	-	14,365	-
Commercial Papers	-	91	-	590,563	2,320	10,442	-	603,416	580,100
DCB Bond	103,297	-	-	-	-	-	-	103,297	-
El Bonds	103,422	-	-	-	-	-	-	103,422	-
Eurobonds	98,531	465,379	-	60,187	1,338,873	-	-	1,962,970	1,689,188
Fixed Rate Euro Note	444	6,162	-	1,621	-	28,289	-	36,516	-
MTN Program Issues	-	464,080	-	232,040	-	232,040	-	928,160	928,160
Others	42,423	50,842	-	508	83,451	42,694	-	219,918	265,765
Total in 2001	362,482	986,554	-	884,919	1,424,644	313,465	-	3,972,064	3,463,213
%	9.1	24.8	-	22.3	35.9	7.9	-	100.0	-
Total in 2000	153,247	298,258	7,822	1,233,504	495,595	968,546	211,912	3,368,884	2,779,094
%	4.5	8.9	0.2	36.6	14.7	28.8	6.3	100.0	-

(1) Comprises funds obtained from overseas banks and official institutions, from the use of securities on the international market (Eurobonus) and Resolution 2770/2000 of the National Monetary Council (CMN), for onlendings to local clients, maturing in monthly installments until 2004 with financial charges paid six monthly, equivalent to the libor or prime rate, plus the spread, for financing foreign exchange operations, purchase and sale of foreign currency, discounts on export bills, pre-financing for exports and financing imports, mainly in the short term;

(2) These mainly comprise funds obtained from official institutions for onlending to local customers, repayable through 2021.

11. OTHER LIABILITIES – SUNDRY

R$ thousand

	CURRENT AND LONG TERM			
	BRADESCO CONSOLIDATED		BRADESCO	
	2001	2000	2001	2000
Accounting payable	878,065	755,394	425,010	381,304
Provision for contingent liabilities (Civil and labor)	681,568	783,842	412,193	492,049
Sundry creditors (1)	1,407,570	2,034,583	652,269	836,280
Liabilities from the purchase of assets and rights	285,821	275,579	48,137	50,115
Liabilities under operation agreements	108,832	78,755	100,060	64,717
Others	195,668	204,696	174,338	155,033
TOTAL	3,557,524	4,132,849	1,812,007	1,979,498

(1) Sundry creditors in Bradesco Consolidated refers mainly to liabilities with suppliers of goods and services amounting to R$ 640,454 thousand (2000 - R$ 501,866 thousand).

Notes to the Financial Statements

12. CONTINGENT LIABILITIES

Organização Bradesco has been judicially challenging the legality of certain taxes and contributions, in the capacity of defendant, in judicial proceedings (labor and civil), and on the basis of the opinion of its legal advisors, Management considers that a possible unfavorable judgment in relation to these processes will not have a relevant effect on the financial situation or on the results of operations. The provisions provided for losses evaluated as probable, segregated by nature, are:

R$ thousand

	BRADESCO CONSOLIDATED		BRADESCO	
	2001	2000	2001	2000
Labor lawsuits	432,419	478,821	258,232	285,140
Civil suits	249,149	305,021	153,961	206,909
Subtotal	681,568	783,842	412,193	492,049
Tax suits	2,270,155	1,735,858	925,988	867,093
Total	2,951,723	2,519,700	1,338,181	1,359,142

13. SUBORDINATED DEBT

In accordance with the definitions of Central Bank of Brazil Resolution 2837/2001, in December 2001, Subordinated Debts were issued with the following characteristics:

- Issuance of R$ 353,700 thousand (US$ 150,000 thousand) in Subordinated Debt maturing in 2011, with remuneration of U.S. Government debt securities plus interest of 5.5% per annum, with the payment of interest rates six monthly and the principal only at maturity;
- Issuance of R$ 600,000 thousand in Debentures, maturing in 2008, with remuneration of IDC plus 0.75% per annum with the payment of interest rates six-monthly and the principal at maturity.

These operations are recorded at their original values, price-level restated by the dollar variation, when applicable, plus interest, incurred up to the balance sheet date.

14. STOCKHOLDERS' EQUITY (PARENT COMPANY)

The Capital Stock, totally subscribed and paid up, is divided into nominative book-entry stocks, with no par value, as follows:

			December 31, 2001
	Outstanding stocks	Treasury stocks	Total
Common	730,598,990,385	2,720,200,000	733,319,190,385
Preferred	709,947,011,452	2,170,000,000	712,117,011,452
Total	1,440,546,001,837	4,890,200,000	1,445,436,201,837

			December 31, 2000
	Outstanding stocks	Treasury stocks	Total
Common	706,227,545,166	5,765,040,000	711,992,585,166
Preferred	685,808,656,671	2,015,040,000	687,823,696,671
Total	1,392,036,201,837	7,780,080,000	1,399,816,281,837

The preferred stocks have no voting rights but are entitled to all of the rights and advantages attributed to common stocks and, in conformity with the Bank's Bylaws, have priority in repayment of capital and 10% (ten percent) additional interest on own capital and/or dividends, in accordance with the provisions of item 1 Article 17 of Law 6404/76, with the new text provided under law 9457/97.

In conformity with the Bank's Bylaws, the stockholders are entitled to interest on own capital and/or dividends that total at least 30% of net income for the year, adjusted in accordance with the Brazilian Corporation Law.

During the year 2001 dividends and interest on own capital were paid and proposed, as an advance on that due in the respective period, were as follows:

	2001	
	R$ thousand	%
Net income for the year	2,170,130	-
Legal reserve	(108,506)	-
Calculation basis	2,061,624	-
Monthly interest on own capital, paid from February 1, 2001 to January 2, 2002	211,836	-
Supplementary interest on own capital 1st semester	591,470	-
Supplementary dividends	45,416	-
Dividends and interest on own capital (gross)	848,722	41.17
Withholding tax on interest on own capital – 15%	(120,496)	-
Net total	728,226	35.32

Notes to the Financial Statements

Interest on own capital is calculated on stockholders' equity accounts and limited to the long-term interest rate (TJLP) variation, contingent upon the existence of profits computed prior to its deduction or retained earnings and profit resreves, in a sum equal to or above twice its value.

The policy adopted by Banco Bradesco S.A. is to distribute during the entire year the sum of interest over own capital, verified according to the criteria mentioned, and computed in the minimum mandatory dividend, net of Income Withholding Tax.

The dividends and interest on own capital, paid and proposed during the year, correspond, per lot of 1,000 stocks, to 0.6179470 (R$ 0,5302000 net of Withholding Tax), which include the surtax of 10% for preferred stock and R$ 0,5617700 (R$ 0,4820000 net of Withholding Tax) for common stock.

Supplementary dividends and interest on own capital relating to the second semester of 2001, in the amount of R$ 529,963 thousand, were declared on December 6, 2001, and will be paid on April 30, 2002, and correspond, per lot of 1,000 stocks, to R$ 0.3850000 (R$ 0.3322000 net of Withholding Tax) for the preferred stock (includes the surtax of 10%) and to R$ 0.3500000 (R$ 0.3020000 net of Withholding Tax) for common stock.

The Extraordinary General Meeting of December 22, 2000 decided on a Capital Increase, in the amount of R$ 400,500 thousand, by means of the issuance of 53.4 billion new no-par value nominative book stocks, of which 27,091,645,219 were common and 26,308,354,781 preferred stocks, at the price of R$ 7.50 per lot of one thousand stocks, which were subscribed in the period January 12 to February 12, 2001, producing a further R$ 7,435 thousand for the goodwill verified in the auction for the placement of the surplus. The Extraordinary General Meeting resolved to cancel 7,780,080,000 no-par value nominative book stocks, of which 5,765,040,000 were common and 2,015,040,000 preferred stocks, existing in treasury, representative of its own Capital Stock, without the reduction thereof, acquired by the Company on the basis of the decisions made by the Board of Directors, in the meeting on November 1, 2000.

In the Extraordinary Meeting of the Board of Directors of April 6, September 5 and December 31, 2001 it was decided to acquire up to 92 billion no-par value nominative book stocks, 25 billion of which common and 67 billion preferred stocks, and 91 billion no per value nominative book stock, 24 billion of which common stocks and 67 billions preferred stocks , and 90 billion nominative no-par value book stocks, of which 23 billion common stocks and 67 billion preferred stocks, respectively, with the objective of maintaining them in treasury and later selling or canceling them, without the reduction of the Capital Stock. On December 31, 2001, 2,720,200,000 common stocks and 2,170,000,000 preferred were maintained in treasury, in a total of R$ 53,599 thousand. The minimum weighted average and maximum cost, per lot of one thousand stocks are R$ 8.08041, 10.96043 and R$ 12.55594 and the market value of these stocks at December 2001 is R$ 10.20 for the common stocks and R$ 12.36 for the preferred stocks, all per lot of one thousand stocks.

15. TRANSACTIONS WITH SUBSIDIARIES AND ASSOCIATED COMPANIES (DIRECT AND INDIRECT)

The transactions with subsidiaries and associated companies were performed under average market terms and prices at the time of the transaction, and are summarized below:

R$ thousand

	2001		2000	
	Assets (Liabilities)	Income (Expenses)	Assets (Liabilities)	Income (Expenses)
Credit operations (a)				
Bradesco Leasing S.A. Arrendamento Mercantil	-	431	12,223	9,211
Interest on own capital and dividends (b)				
União de Comércio e Participações Ltda	312,900	-	330,000	-
Bradesco Seguros S.A	256,217	-	342,421	-
Banco BCN S.A.	83,494	-	79,000	-
Bradesco Leasing S.A. Arrendamento Mercantil	10,023	-	20,485	-
Other subsidiaries and affiliates	1,736	-	23,166	-
Exchange purchases pending settlement (c)				
Banco BCN S.A.	12,646	2,266	6,177	299
Banco Baneb S.A.	-	1	686	81
Pre-export operations (d)				
Banco BCN S.A. Grand Cayman	142,216	5,838	105,075	10,221
Banco Boavista Interatlântico S.A.	485,709	21,610	19,938	67
Other subsidiaries and affiliates	1,643	423	10,279	698
Liabilities from purchase of foreign exchange (e)				
Banco BCN S.A.	(12,637)	(1,573)	(6,177)	(242)
Other subsidiaries and affiliates	-	(13)	(684)	(25)

Notes to the Financial Statements

R$ thousand

	2001		2000	
	Assets (Liabilities)	Income (Expenses)	Assets (Liabilities)	Income (Expenses)
Demand deposits				
Bradesco Leasing S.A. Arrendamento Mercantil	(1,191)	-	(18,716)	-
Banco BCN S.A.	(24,731)	-	(17,444)	-
Bradesco Vida e Previdência S.A.	(6,145)	-	(27,632)	-
Banco Boavista Interatlântico S.A.	(5,296)	-	-	-
Other subsidiaries and affiliates	(4,413)	-	(1,241)	-
Foreign currency deposits abroad				
Banco Bradesco Argentina S.A.	266	-	1,857	-
Time deposits				
Banco BCN S.A. – Abroad	(464,183)	(42,030)	(435,774)	(28,661)
Banco Boavista Interatlântico S.A. – Abroad	(288,294)	(11,256)	(25,560)	(15)
Bradesco Seguros S.A.	(29,702)	(1,576)	(12,131)	(643)
Bradesco Argentina de Seguros S.A.	(22,900)	(221)	(18,095)	-
Other subsidiaries and affiliates	(18,389)	(1,059)	(4,372)	(561)
Savings deposits				
BUS Holding S.A.	(352,511)	(28,595)	(308,049)	-
ABS – Empreend. Imob., Partic. e Serviços S.A.	-	(4)	(348)	(27)
Borrowings/Investments in interbank deposits (f)				
Borrowings				
Bradesco Leasing S.A. Arrendamento Mercantil	(578,753)	(2,731)	-	-
Banco Boavista Interatlântico S.A.	-	(47,493)	-	(248)
Banco de Crédito Real de Minas Gerais S.A.	-	-	-	(13,269)
Other subsidiaries and affiliates	-	(4,424)	-	(9,150)
Investments				
Banco BCN S.A.	1,056,612	300,496	386,404	27,064
Bradesco Leasing S.A. Arrendamento Mercantil	-	20,925	184,044	14,469
Banco de Crédito Real de Minas Gerais S.A.	-	37,000	1,315,248	200,448
Banco Baneb S.A.	-	93,427	754,357	62,867
Continental Banco S.A.	1,671,200	8,024	-	-
Other subsidiaries and affiliates	-	7,947	2,543	408
Borrowings/Investments in the money market (g)				
Bradesco S.A. – CTVM	(44,441)	(4,331)	(10,007)	(5,634)
Banco BCN S.A.	(26,685)	(1,957)	-	(2,246)
Other subsidiaries and affiliates	(12,276)	(5,078)	(590)	(2,456)
Investments				
Banco BCN S.A.	1,563,083	373,448	58,017	9,765
Banco Baneb S.A.	139,488	54,317	237,777	47,134
Banco Boavista Interatlântico S.A.	8,179	89,247	201,284	585
Banco das Nações S.A.	91,644	12,460	-	-
Other subsidiaries and affiliates	2,789	102	-	-
Securities clearing accounts (Swap) (h)				
Banco BCN S.A.	(10)	120,612	21,450	20,044
Bradesco Leasing S.A. Arrendamento Mercantil	3,134	1,037	(1,230)	(2,834)
Bradesco Seguros S.A.	(5,318)	-	-	-
Banco Boavista Interatlântico S.A.	476	23,599	-	-
Other subsidiaries and affiliates	-	167	-	(1,075)
Borrowings and onlendings– Abroad (i)				
Banco BCN S.A.	(200,343)	(6,041)	(19,557)	(4,391)
Other subsidiaries and affiliates	(4,868)	(1,368)	(228)	(69)
Reimbursement of costs (j)				
Bradesco Leasing S.A. Arrendamento Mercantil	75	5,226	6,364	11,217
Services (k)				
Scopus Tecnologia S.A.	-	(58,569)	-	(14,246)
CPM Comunic., Proces. e Mec. de Automação Ltda.	-	(61,757)	-	(60,620)
Other subsidiaries and affiliates	-	(144)	-	(177)
Rents				
ABS-Empreend. Imob., Partic. e Serviços S.A.	-	(51,187)	-	(51,260)
União de Comércio e Participações Ltda.	-	-	-	(53,296)
Bradesco Vida e Previdência S.A.	-	(5,877)	-	(5,571)
Bradesco Seguros S.A.	-	(6,730)	-	(7,523)
Other subsidiaries and affiliates	-	(7,996)	-	(8,096)

Notes to the Financial Statements

R$ thousand

	2001		2000	
	Assets (Liabilities)	Income (Expenses)	Assets (Liabilities)	Income (Expenses)
Securities (l)				
Banco BCN S.A.	471,366	40,942	386,104	24,663
Banco Boavista Interatlântico S.A.	-	525	7,584	200
Liabilities for securities abroad (m)				
Banco Boavista Interatlântico S.A.	-	(2,904)	(5,746)	-
Interbank onlendings (n)				
Banco Baneb S.A.	(1,010)	(3,474)	(83,913)	(4,928)
Banco BCN S.A.	-	(287)	-	(909)
Accrued liabilities				
Cia. Brasileira de Meios de Pagamento - VISANET	-	-	(142,373)	-
Other subsidiaries and affiliates	(528)	-	(700)	-
Health plan				
Bradesco Seguros S.A.	-	(109,185)	-	(100,470)
Pension plans				
Bradesco Vida e Previdência S.A.	-	(89,031)	-	(127,510)

a) CREDIT OPERATIONS
Refers to borrowing and onlendings contracts under Resolution Nr. 2770/2000, with foreign currency variation and interest charged at rates similar to those on the international market.

b) INTEREST ON OWN CAPITAL
Refers to interest on own capital/dividends declared by the companies.

c) FOREIGN EXCHANGE PURCHASED TO SETTLE
Refer to operations with the foreign exchange portfolio in the interbank market for immediate liquidation.

d) PRE-EXPORT OPERATIONS
Overseas credit line, for financing exports in Brazil, with charges equivalent to foreign currency variation and interest charged on the international market.

e) LIABILITIES FROM THE PURCHASE OF FOREIGN EXCHANGE
Refers to liabilities from the purchase of foreign exchange, being the corresponding entry for foreign exchange purchased pending settlement.

f) INTERBANK DEPOSITS
Interbank funds applied - Investment in interbank deposits of related companies, with fees equivalent to those for CDI - Interbank Certificates of Deposit.

g) BORROWINGS/INVESTMENTS ON THE MONEY MARKET
Refers to repurchase and/or resale to settle, from committed operations, tied to public securities, with rates equivalent to over-night rates.

h) SECURITIES CLEANING ACCOUNTS
Refers to differential amounts receivable and payable from Swap operations.

i) BORROWINGS AND ONLENDINGS
Refers to overseas borrowings, obtained in foreign currency, for financing exports, with charges equivalent to foreign currency variation and interest charged on the international market.

j) REIMBURSEMENT OF COSTS
Reimbursement of costs by Bradesco Leasing S.A. Arrendamento Mercantil, to Banco Bradesco S.A. for the use of its network of branches for contracting lease operations.

k) SERVICES
Refer to the contract with Scopus Tecnologia S.A. for maintenance of computer equipment, and the contract with CPM Comunicação, Processamento e Mecanismos de Automação Ltda. for maintenance of data processing systems.

l) SECURITIES
Refers to investments in overseas securities - Fixed Rate Euronotes and Eurobonds, with foreign currency variation and interest equivalent to those for placement of securities on the international market.

m) LIABILITIES FOR SECURITIES ABROAD
Refers to Liabilities for Securities Abroad - MTN Program Issues, with exchange variance and interest equivalent to those for placement of securities on the international market.

n) INTERBANK ONLENDINGS
Liabilities form interbank onlendings - rural credit funds, with charges equivalent to those for this type of operation.

Notes to the Financial Statements

16. FINANCIAL INSTRUMENTS

a) Risks and Risk Management

The main risks related to financial instruments, resulting from the Bank's and its subsidiaries' business are: the credit risk; the market risk; liquidity risk and capital risk. The management of these risks is a process that involves different levels of the Organization and covers several policies and strategies. The risk management policies are, in general, conservative, seeking to limit absolute losses to the minimum.

Credit Risk

Credit risk is the risk arising from the possibility of loss resulting from the non-receipt from counterparties or creditors of the amounts contracted. Credit risk management requires a high level of discipline and control in terms of the analyses and operations conducted, preserving the integrity and independence of processes.

The credit policy is designed to provide security, quality and liquidity in asset investments, and speed and profitability of operations, minimizing the risks inherent to any credit operation. It also provides orientation on the establishment of operational limits and/or the extension of the Organization's credit. The Credit Department and Committees installed in the Corporate Head Office assume a fundamental role in the execution of the Credit Policy, deciding on operations above the branch limits and monitoring this core strategic activity with security. Operations are diversified, widely distributed and focused on Individuals and Companies that present creditworthiness and good standing, and it is always sought to support the operations with guaranties that are consistent with the risks assumed, considering purposes and terms of the credit extended. With the objective of facilitating and expediting the entire credit process, and analyzing and issuing opinions, automated credit granting decision support systems were developed and continue to be constantly improved. The analysis of operations involving less significant sums is conducted by "credit scoring" systems, thereby permitting faster decisions with security levels. Decisions are based on parameters that govern sound credit granting analysis and abide by the branch limits defined by the Banks Credit Policy.

Market Risk

Market risk is linked to the possibility of loss due to rate fluctuations relating to unhedged terms, currencies and indices of the Bank's Asset and Liability portfolio. The financial market rigorously monitors this risk in order to avoid loss to institutions. In Bradesco, market risk is managed through methodologies and models that are in agreement and consistent with the domestic and international market reality, permitting the Organization's strategic decisions to be implemented expeditiously and with a high level of confidence. The Organization's policy, in terms of exposure to market risks, is conservative. The VAR (Value at Risk) limits defined by senior Management and observance thereof are monitored daily by an area that is independent from portfolio management. The methodology used to determine VAR has a high reliability level of 97.5%. The volatilities and correlations used by the models are calculated on the basis of statistical bases and are used in processes adopted with a prospective view, in accordance with economic studies. The methodology applied and the existing statistical models are validated daily using "*backtesting*" techniques. In the table below, we present the VAR of the Own Portfolio (Treasury) positions:

R$ thousand

Risk factors	2001	2000
Pre-fixed	4,185	2,399
Exchange coupon	21,616	27,774
Foreign currency	9,733	27,768
Variable income	104	21
Correlated effect	(13,554)	(23,972)
VAR (Value at Risk)	22,084	33,990

Additionally, a daily "Gap Analysis" is undertaken, which measures the effect on the portfolio of the movement in the internal interest rate curve and foreign exchange coupon curve (difference in interest paid over and above the foreign exchange variation). Complementing the monitoring, control and management of market risks, in compliance with Central Bank Regulations, daily verification is conducted of the value at risk of pre-fixed and foreign exchange positions of the Organizations total portfolio, as well as the resulting capital requirement.

Liquidity Risk

Liquidity risk management is designed to control the different unhedged settlement terms of the Institution's rights and obligations. Knowledge and monitoring of this risk is crucial, especially to enable the Organization to settle transactions in a timely and secure manner. At Bradesco, liquidity risk management involves a set of controls, principally in relation to the establishment of technical limits, and the positions assumed are constantly evaluated.

Capital Risk

Capital risk management within the organization aims to optimize the risk return ratio as a way of minimizing losses, through well-defined business strategies, seeking greater efficiency in the composition of factors that impact on the Solvency Ratio (Basle).

Notes to the Financial Statements

December 31, 2001 - R$ thousand

	BRADESCO CONSOLIDATED	
Calculation basis – Solvency ratio (Basle):	Financial (1)	Economic Financial (2)
Adjusted stockholders equity	10,504,605	10,612,017
Total weighted risk	68,377,333	76,951,219
Weighted assets	65,958,121	74,519,289
Weighted memorandum accounts	2,419,212	2,431,930
Solvency ratio in 2001	15.36%	13.79%

(1) Consolidated financial statements considering only companies from financial sector.
(2) Consolidated financial statements considering companies from financial sector, insurance, private pension plans, special savings, other activities and companies proportionally consolidated.

b) MARKET VALUE
The book value, net of the valuation allowances of the core financial instruments and the respective market value, at December 31, 2001, are summarized as follows:

R$ thousand

	BRADESCO CONSOLIDATED		
	Book Value	Market Value	Potential Gain/(Loss)
Assets:			
Securities (1)	39,931,519	40,785,948	854,429
Credit operations and leasing	36,699,286	36,605,065	(94,221)
Investments (2)	884,773	1,005,423	120,650
Liabilities:			
Time deposits	14,674,958	14,670,394	4,564
Funds from security issues	4,801,410	4,787,557	13,853
Liabilities from loans and onlendings	14,034,070	14,030,707	3,363
Treasury stock	53,599	54,567	968
Total	-	-	903,606

(1) On November 8, 2001, Central Bank issued "Circular" 3,068, which alters the recording criteria for securities, classifying them in three levels: securities for trading, securities available for sale and securities held to mature. The "Circular" defines that securities for trading and securities available for sale shall be adjusted by market value, recording the appreciation or devaluation for securities for trading in the income statement and for securities available for sale in a separate stockholders' equity account. Securities held to mature shall be valued only at their purchase price plus the income earned. As determined by this "Circular", the effects of these adjustments will be accounted for as of June 30, 2002 (Circular nº 3,082 of January 30, 2002 of Bacen), with the initial adjustment recorded in a retained earnings account in stockholders' equity.
(2) It does not include the gain on investments in associated and controled companies.

Determination of the market value of financial Instruments:

• Securities and Investments: The market value is based on the market price quotation on the balance sheet date. In the absence of a market prices quotation, the amounts are estimated on the basis of dealer quotations, price definition models, quotation models or price quotations for instruments with similar quotations;

• Pre-fixed Credit Operations: The market value was calculated by means of discount from the estimated cash flows adopting interest rates that correspond to our interest rates for new contracts with similar characteristics practiced on the balance sheet date;

• Time Deposits, Debt Securities and Borrowings and Onlendings: The market values of operations were calculated by discounting the difference between the cash flows under the contractual conditions and the rates practiced in the market on the balance sheet date;

• Treasury Stock: by the average available quotation in the last trading session of the month or, in the absence thereof, the most recent quotation in prior trading sessions.

c) Derivatives
The derivatives generally represent future commitments for exchanging currencies or indices, or purchase or sale of other financial instruments in accordance with the terms specified in the contracts. Under option contracts, the buyer is entitled, but not obliged, to purchase or sell a financial instrument at a specific strike price in the future. The values of instruments recorded in balance sheet and memorandum accounts at December 31, 2001, are summarized below:

Notes to the Financial Statements

R$ thousand

	BRADESCO CONSOLIDATED		BRADESCO	
	Overall value	Net value	Overall value	Net value
Future contracts				
Purchase commitments:				
- Interbank market	3,679,445	2,988,079	2,463,250	2,237,530
- Foreign currency	2,298,803	-	1,860,763	-
- Others	2,075	2,075	-	-
Sales commitments:				
- Interbank market	691,366	-	225,720	-
- Foreign currency	7,785,078	5,486,275	5,787,836	3,927,073
Options contracts				
Purchase commitments:				
- Interbank market	20,500	20,500	20,500	20,500
Sales commitments:				
- Other	12,692	12,692	-	-
Forward contracts				
Purchase commitments:				
- Interbank market	1,043,500	-	10,000	-
Sales commitments:				
- Interbank market	1,443,000	399,500	1,408,000	1,398,000
"Swaps" contracts				
Asset position:	11,071,474	-	8,094,371	-
- Interbank market	6,253,272	3,081,729	5,111,598	3,173,891
- Prefixed	2,581,758	1,282,148	1,892,011	1,208,213
- Foreign currency	471,321	-	370,475	-
- Referential rate - T.R.	682,259	-	384,818	-
- Selic	992,586	992,435	312,322	312,314
- Others	90,278	16,770	23,147	-
Liability position:	10,601,906	-	7,730,404	-
- Interbank market	3,171,543	-	1,937,707	-
- Prefixed	1,299,610	-	683,798	-
- Foreign currency	4,575,073	4,103,752	3,614,281	3,243,806
- Referential rate - T.R.	1,482,021	799,762	1,453,539	1,068,721
- Selic	151	-	8	-
- Others	73,508	-	41,071	17,924

The derivatives include operations falling due in D+1, to be settled in the currency of December 28, 2001.

Amounts related to "swap" contracts are recorded in securities clearing accounts and outstanding amounts receivable, under other receivables, and amount R$ 581,168 thousand, BRADESCO - R$ 432,079 thousand, and amounts payable, fully recorded as a provision under Other Liabilities, tota R$ 111,600 thousand, BRADESCO - R$ 68,112 thousand.

• Futures, options and "swap" and forward contracts, mature as follows:

R$ thousand

	BRADESCO CONSOLIDATED				
	From 1 to 90 days	From91 to180 days	From 181 to 360 days	Over 360 days	Total
Future contracts	11,392,437	204,812	1,282,222	1,577,296	14,456,767
Option contracts	4,984	25,484	2,724	-	33,192
Forward contracts	735,000	1,166,500	215,000	370,000	2,486,500
"Swap" contracts	3,011,593	2,441,294	3,257,546	1,779,873	10,490,306

R$ thousand

	BRADESCO				
	From 1 to 90 days	From91 to180 days	From 181 to 360 days	Over 360 days	Total
Future contracts	8,254,417	137,865	807,596	1,137,691	10,337,569
Option contracts	-	20,500	-	-	20,500
Forward contracts	580,000	686,000	67,000	85,000	1,418,000
"Swap" contracts	2,420,912	1,986,776	2,251,016	1,003,588	7,662,292

Notes to the Financial Statements

17. FOREIGN EXCHANGE RESULT

In order to show the net overall result of this segment, we present as follow the breakdown of the Foreign Exchange Result and some adjustments made for the better presentation of the actual result:

R$ thousand

	BRADESCO CONSOLIDATED		BRADESCO	
	2001	2000	2001	2000
Foreign exchange income	4,816,412	1,841,238	4,334,927	1,538,759
Foreign exchange expenses	(2,771,320)	(969,004)	(2,519,439)	(796,281)
Result of foreign exchange operations	2,045,092	872,234	1,815,488	742,478
Adjustament:				
- Income from export financing (1)	18,854	29,312	10,026	4,269
- Income from foreign currency financing (1)	517,296	219,793	385,090	126,106
- Expense from obligations with bankers abroad (2)	(2,343,902)	(900,044)	(2,034,343)	(710,000)
Adjusted result of foreign exchange operations	237,340	221,295	176,261	162,853

(1) refers to export financing and foreign currency financing, classified as income from credit operations in the Statement of income.

(2) Refers to obligations with banks abroad regarding resourses for financing foreign exchange contracts advances and import financing, classified as expenses from Borrowings and onlending in the Statement of Income.

18. COMMISSIONS AND FEES

R$ thousand

	BRADESCO CONSOLIDATED		BRADESCO	
	2001	2000	2001	2000
Checking account	801,426	718,625	744,014	684,051
Collection	544,181	499,420	481,082	443,835
Asset management services	540,549	531,003	472,655	499,137
Credit cards	534,711	431,309	272,417	229,020
Credit operations	317,761	222,953	293,537	210,538
Interbank fees	225,122	182,187	204,148	178,796
Taxes received	139,489	145,635	124,993	133,752
Other	369,321	311,567	97,593	100,976
Total	3,472,560	3,042,699	2,690,439	2,480,105

19. ADMINISTRATIVE EXPENSES

R$ thousand

	BRADESCO CONSOLIDATED		BRADESCO	
	2001	2000	2001	2000
Third party services	510,568	411,898	356,000	314,673
Communication	414,856	306,912	286,757	228,117
Depreciation and amortization	384,625	344,957	235,864	219,068
Financial system services	308,007	282,350	279,077	267,213
Transport	229,946	210,626	158,339	155,649
Data processing	212,334	219,157	147,175	171,687
Advertising and publicity	209,916	218,961	129,683	140,934
Rent	162,771	135,241	149,044	191,746
Maintenance and repairs	160,282	164,846	160,341	146,975
Materials	138,448	126,303	89,869	84,691
Other	704,006	556,414	466,833	371,121
Total	3,435,759	2,977,665	2,458,982	2,291,874

Notes to the Financial Statements

20. OTHER OPERATING INCOME

R$ thousand

	BRADESCO CONSOLIDATED		BRADESCO	
	2001	2000	2001	2000
Other financial income	585,302	395,840	179,177	174,033
Reversal of other operating provisions	194,419	54,455	222,717	4,408
Income from recovery of charges and expenses	146,838	89,046	80,955	55,039
Gain on sale of goods	34,943	60,714	-	-
Other	364,957	302,752	98,879	77,134
Total	1,326,459	902,807	581,728	310,614

21.OTHER OPERATING EXPENSES

R$ thousand

	BRADESCO CONSOLIDATED		BRADESCO	
	2001	2000	2001	2000
Other financial expenses	843,412	477,870	116,796	88,773
Expenses from sundry losses	331,487	147,494	321,333	144,498
Goodwill amortization	143,229	71,603	102,103	69,845
Cost of services	135,346	165,619	-	-
Expense from other operating provisions	53,281	59,349	72,964	59,311
Other	324,609	453,133	226,689	173,694
Total	1,831,364	1,375,068	839,885	536,121

22. NON-OPERATING RESULTS

R$ thousand

	BRADESCO CONSOLIDATED		BRADESCO	
	2001	2000	2001	2000
Constitutions/reversal of non operational provisions	(38,601)	(122,118)	(62,785)	(3,365)
Profit/loss on disposal of assets and investments	(28,106)	(82,722)	(86,552)	(117,876)
Income from rents	6,385	3,793	6,148	-
Other	(23,398)	77,327	8,475	10,823
Total	(83,720)	(123,720)	(134,714)	(110,418)

23. NON-RECURRING/EXTRAORDINARY RESULTS FOR THE YEAR 2000

R$ thousand

	BRADESCO CONSOLIDATED
Income on the sale of investment in Bradesplan (Note 8 d)	537,153
Income on the operation with BUS – Serviços de Telecomunicações S.A.	316,968
Expense with ATS (a)	(85,452)
Additional provision on stocks	(176,364)
Additional provision on the securities portfolio (Note 4)	(148,300)
Tax credit on the non-recurring/extraordinary result	(43,192)
Total	400,813

(a) As determined in the collective agreement of the employees from the Banking Sector, an additional payment was paid for Time of Service to employees that adhered to the specific clause os the agreement.

Notes to the Financial Statements

24. EMPLOYEE BENEFITS

In compliance with the requirement of Deliberation nº 371 of CVM, we present, the following information:

Banco Bradesco and its subsidiaries do not maintain:
- Dismissal benefits;
- Stock options and securities equivalent;
- Long-term benefits; and
- Post employment, except the private pension plans, which we describe as follows:

Banco Bradesco and its subsidiaries have supplementary pension plans for their employees and directors, defined contribution and defined benefit modes, managed by Bradesco Vida e Previdência S.A., and Boavista Prev - Fundo de Pensão Multipatrocinado (for employees of Boavista) as well as by Fundação Baneb de Seguridade Social - BASES (for employees of Banco Baneb) which are fully covered by technical reserves.

To the participants of the "Bradesco" defined benefit plan was offered the adhesion into the defined contribution plan (PGBL), assuming for those that adhered the rights accumulated in the defined benefit plan.

The subsidiary Banco Baneb S.A. and its subsidiaries are sponsors of the supplementary pension plan, of defined benefits, through Fundação Baneb de Seguridade Social - BASES (relating to former Baneb employees) and on the basis of the independent actuary of the plan, the present value of the actuarial obligations of the plan total R$ 205,743 thousand, which are covered by the assets of the plan, which total R$ 220,356 thousand, resulting in a net actuarial asset, not recognized in the sponsor, amounting to R$ 14,613 thousand. The premises adopted were as follows: Actuarial Evaluation Method - Projected Unitary Credit; Long-term nominal rate of return of assets - 11.3% p.a.; Discount nominal rate - 11.3% p.a.; Increase nominal rate of remuneration levels - 8.2% p.a.; Long-term inflation rate - 5% p.a.

The "Credireal" plans were terminated on November 8, 2001. No significant gains or losses were recognized in sponsors resulting from the termination of this plans.

Expenses with contributions made during the year totaled R$ 132,556 thousand (December 31, 2000 - R$ 196,836 thousand) and Bradesco - R$ 89,031 thousand, (December 31, 2000 - R$ 127,510 thousand).

The funds from private pension plans are chiefly invested in public and private securities, shares of publicly held companies and real estate.

25. INCOME TAX AND SOCIAL CONTRIBUTION

a) Calculation of income tax and social contribution charges:

R$ thousand

	BRADESCO CONSOLIDATED		BRADESCO	
	2001	2000	2001	2000
Income before income tax and social contribution	2,850,764	1,727,241	2,127,933	1,134,465
Income tax and social contribution charges at the rates of 25% and 9%, respectively	(969,260)	(587,262)	(723,497)	(385,718)
Effect from additions and exclusions on the tax calculations:				
Investments in associated and subsidiary companies	102,455	85,713	632,759	578,469
Employee profit sharing	54,299	37,785	40,615	26,746
Non deductible expenses net of non-taxable income	(32,640)	(76,567)	(68,415)	(49,656)
Interest on own capital (paid)	273,124	241,155	273,124	241,155

b) Statement of income tax and social contribution account:

R$ thousand

	BRADESCO CONSOLIDATED		BRADESCO	
	2001	2000	2001	2000
Deferred Taxes				
Recorded/realized during the period, on temporary additions	267,338	265,370	162,736	360,802
Recorded/Offset against opening balances for:				
Negative social contribution base	(13,905)	(5,902)	-	-
Tax loss	(118,664)	(46,901)	-	-
Recorded during the period for:				
Negative social contribution base	5,000	1,887	-	-
Tax loss	10,869	34,186	-	-
Subtotal	150,638	248,640	162,736	360,802
Current taxes				
Income tax and social contribution due	(652,895)	(550,608)	(1,083)	(124,870)
Income tax and social contribution on non-recurring income	-	43,192	-	47,621
Subtotal	(652,895)	(507,416)	(1,083)	(77,249)
Income tax and social contribution for the period	(502,257)	(258,776)	161,653	283,553

Notes to the Financial Statements

c) Statement of income tax and social contribution credits:

R$ thousand

	BRADESCO CONSOLIDATED		BRADESCO	
	2001	2000	2001	2000
Provision for loan losses	1,525,523	1,365,171	1,119,512	996,262
Provision for civil contingencies	67,450	87,167	49,733	59,958
Provision for tax contingencies	426,726	382,344	251,055	224,317
Labor claims	143,852	154,719	87,799	96,580
Valuation allowance of securities and investments	368,053	304,667	159,414	153,869
Provision for devaluation of non operating assets	56,660	55,140	39,050	37,776
Tax losses and negative social contribution bases	350,092	466,792	–	–
Other	116,136	87,854	61,706	36,771
Deferred tax assets (Note 7b)	3,054,492	2,903,854	1,768,269	1,605,533
Deferred tax assets on stockholders equity	31.3%	35.9%	18.1%	19.8%
Deferred tax assets on tota assets	2.8%	3.1%	2.1%	2.5%

Deferred tax assets were recorded considering Bradesco's past profitability, and were classified as current and long-term assets, depending on expected realization. The realization of tax losses and negative social contribution base is estimated within 3 years. The realization of the deferred tax from allowance for loan losses and allowance for securities and investments devaluation is estimated in 18 months. The remaining deferred tax from temporary additions have the realization estimated in 24 months. There are no deferred taxes from amortization of the premiums on investments in associated companies.

26. RECLASSIFICATION FOR COMPARISON PURPOSES

For a better comparison of the financial statements, it were recorded reclassifications in the balances of 2000, for adequacy of account proceds/classifications in the year.

R$ thousand

	BRADESCO CONSOLIDATED			BRADESCO		
	Previous publication	Reclassifications	Reclassified	Previous publication	Reclassifications	Reclassified
ASSETS						
Current and long term assets						
Securities						
Own portfolio (1)	20,540,406	1,203,518	21,743,924	–	–	–
Valuation allowance (1)	(493,269)	(177,597)	(670,866)	–	–	–
PERMANENT ASSETS				–	–	–
Investments in affiliates and subsidiaries						
Domestic (1)	575,795	113,207	689,002	–	–	–
Other investment (1)	1,842,041	(1,316,725)	525,316	–	–	–
Alowance for losses (1)	(560,985)	177,597	(383,388)	–	–	–
Other fixed assets (2)	2,465,059	240,518	2,705,577	1,604,899	240,518	1,845,417
Accumulated depreciation (2)	(2,045,392)	(134,939)	(2,180,331)	(1,368,007)	(134,939)	(1,502,946)
Organization and expansions costs (2)	972,235	(240,518)	731,717	702,406	(240,518)	461,888
Accumulated amortization (2)	(526,356)	134,939	(391,417)	(356,039)	134,939	(221,100)
TOTAL ASSETS	94,878,483	–	94,878,483	64,377,649	–	64,377,649

R$ thousand

	BRADESCO CONSOLIDATED			BRADESCO		
	Previous Publication	Reclassifications	Reclassified	Previous Publication	Reclassifications	Reclassified
INCOME FROM FINANCIAL INTERMEDIATION	14,744,941	774,067	15,519,008	8,966,410	56,558	9,022,968
Credit operations (3) (4)	7,238,505	549,240	7,787,745	5,678,334	56,558	5,734,892
Securities (3)	5,897,659	224,827	6,122,486	–	–	–
EXPENSES FROM FINANCIAL INTERMEDIATION	8,511,045	621,092	9,132,137	–	–	–
Deposits and money market funds (3)	5,125,167	396,240	5,521,407	–	–	–
Borrowings and onlendings (3)	1,933,873	224,852	2,158,725	–	–	–
FROSS PROFIT FROM FINANCIAL INTERMEDIATION	6,233,896	152,975	6,386,871	2,178,933	56,558	2,235,491
OTHER OPRATING INCOME (EXPENSE)	(4,382,935)	(152,975)	(4,535,910)	(934,050)	(56,558)	(990,608)
Equity in the results of associated companies (3)	252,098	(95,798)	156,300	–	–	–
Other operating income (3)	884,828	17,979	902,807	–	–	–
Other operating expenses (3) (4)	(1,299,912)	(75,156)	(1,375,068)	(479,563)	(56,558)	(536,121)
NET INCOME	1,740,165	–	1,740,165	1,740,165	–	1,740,165

(1) Transfer of guaranteeing stocks of technical reserves of insurance, special savings and private pension companies, and respectives valuation allowances from permanent assets to current assets.

(2) Transfer of improvement expenses and respective amortizations on third-parties properties from deferred charges to fixed assets.

(3) Division in accounts of the consolidated statement of income of the foreign exchange variation on investments abroad in the amount of R$ 95,798 thousand, distributed according to the nature of the respective balance sheet account. The effects of foreign exchange variation on investments abroad at December 31, 2001, in the amount of R$ 230,572 thousands was also distributed in the statement of income.

(4) Reclassification of discont guaranted expenses with renegociation from credit operations to other operating expenses, in accordance with "Carta-Circular" nº 2.988 of December 4, 2001 of BACEN.

Notes to the Financial Statements

27. CASH FLOW STATEMENT

To better inform the users of the financial statements, we are presenting as follows the cash flow statement prepared on the basis of the indirect method. The information is presented in conformity with the definitions of the Accounting Chart for Institutions of the National Financial System (COSIF).

R$ thousand

	BRADESCO CONSOLIDATED		BRADESCO	
	2001	2000	2001	2000
OPERATING ACTIVITIES				
NET INCOME	2,170,130	1,740,165	2,170,130	1,740,165
ADJUSTMENTS FOR RECONCILING NET INCOME TO NET CASH FROM (APPLIED IN) OPERATING ACTIVITIES:				
Allowance for loan losses	2,010,017	1,451,912	1,783,184	1,343,492
Allowance/reversal for losses in securities and investments	170,964	152,063	10,831	312,469
Variance of insurance, private pension plans, and special savings technical reserves	3,492,217	3,001,118	-	-
Depreciations and amortizations	532,524	493,851	337,967	288,912
Equity in the results of subsidiary and associated companies	(70,764)	(156,300)	(1,861,056)	(1,701,379)
Others	(8,642)	(886)	166,718	69,160
CHANGES IN ASSETS AND LIABILITIES:				
(Increase) reduction in interbank investments	(1,563,147)	282,323	(4,269,477)	(1,290,351)
(Increase) reduction in securities	(7,435,552)	(3,695,803)	(4,514,024)	1,554,090
(Increase) reduction in interbank relations	61,420	105,156	11,481	40,063
Increase in interdepartmental accounts	(206,120)	(38,022)	(186,867)	(36,312)
Increase in credit operations	(5,368,892)	(9,517,567)	(5,126,795)	(6,522,916)
(Increase) reduction in leasing operations	359,835	(42,846)	-	-
(Increase) reduction in insurance premium receivables	(176,889)	175,945	-	-
(Increase) reduction in other receivables	160,033	(3,938,162)	(504,288)	(3,210,943)
(Increase) reduction in other assets	(16,792)	(30,022)	33,106	(3,592)
Write off of the allowance for loan losses	(1,575,923)	(852,446)	(1,332,335)	(617,899)
(Reduction) increase in insurance, special savings and private pension plans technical reserves	23,144	(226,972)	-	-
Increase in other liabilities	466,118	2,543,829	646,986	2,197,971
(Reduction) increase in deferred income	(25,612)	17,089	2,063	(741)
NET CASH DERIVED FROM (APPLIED IN) OPERATING ACTIVITIES	(7,001,931)	(8,535,575)	(12,632,376)	(5,837,811)
INVESTMENT ACTIVITIES				
(Increase) reduction in compulsory deposits in the Brazilian Central Bank	(57,834)	1,336,291	(171,232)	1,113,772
Disposal of assets not for own use	169,000	160,861	91,794	99,800
Disposal of investments	729,355	2,196,952	1,950,384	1,314,974
Disposal of fixed assets	123,315	145,871	16,498	35,088
Disposal of leased assets	1,243	5,748	-	-
Reduction of deferred charges	26,026	229,909	633	1,356
Acquisition of assets not for own use	(177,521)	(140,431)	(118,869)	(82,499)
Acquisition of investments	(278,280)	(873,014)	(3,931,783)	(1,425,305)
Acquisition of fixed assets	(685,723)	(673,343)	(409,854)	(395,741)
Acquisition of leased assets	(40,780)	(2,664)	-	-
Deferred charges	(255,297)	(810,943)	(165,487)	(120,090)
Interest on own capital-dividends received	24,350	65,710	395,412	1,535,975
NET CASH APPLIED IN INVESTMENT ACTIVITIES	(422,146)	1,640,947	(2,342,504)	2,077,330
FINANCING ACTIVITIES				
Increase in deposits	4,615,320	1,745,029	6,467,322	943,992
Increase in money market repurchase commitments	1,948,977	4,294,062	6,810,761	2,039,420
Increase (reduction) in debt securities	690,239	(517,173)	874,910	(57,265)
Increase in borrowings and onlendings	2,365,733	2,494,663	2,657,571	1,618,397
Capital increase	400,500	1,411,500	400,500	1,411,500
Capital reduction from spin-off	-	(993,218)	-	(993,218)
Premium on the subscription of stocks	7,435	19,002	7,435	19,002
Interest on own capital and dividends paid and/or accrued	(848,722)	(778,646)	(848,722)	(778,646)
Acquisitions of own stocks	(53,599)	(75,820)	(53,599)	(75,820)
Variance in the ownership interest of minority stockholders	42,328	(190,447)	-	-
NET CASH DERIVED FROM (APPLIED IN) FINANCING ACTIVITIES	9,168,211	7,408,952	16,316,178	4,127,362
INCREASE IN CASH AND CASH EQUIVALENTS, NET	1,744,134	514,324	1,341,298	366,881
CHANGES IN NET CASH AND CASH EQUIVALENTS, NET				
Beginning of period	1,341,653	827,329	1,109,647	742,766
End of period	3,085,787	1,341,653	2,450,945	1,109,647
Increased of net cash and cash equivalents	1,744,134	514,324	1,341,298	366,881

Notes to the Financial Statements

28. OTHER INFORMATION

a) Deposits and securities with the Central Bank refer to compulsory deposits, mainly on demand deposits and savings accounts.

b) The net assets of the investment funds managed by Bradesco at December 31, 2001 total R$ 41,904,875 thousand (2000 - R$ 38,097,111 thousand), BRADESCO - R$ 41,551,061 thousand (2000 - R$ 35,056,568 thousand).

c) On October 18, 2001, the Central Bank of Brazil authorized Bradesco S.A. to acquire the totality of the shares representative of the capital of Banque Banespa International S.A., headquartered in Luxembourg, which will be incorporated into Organização Bradesco as soon as the government authorities of that Grand Duchy approve the operation.

d) Banco Bradesco S.A., together with Banco do Brasil S.A., Banco ABN AMRO REAL S.A. and Visa, signed a statement of principles with the purpose of creating a company focusing on the Social Benefits Voucher segment, with emphasis on food, meals and transport, and Third Party Administration Vouchers, with emphasis on fuel and toll, in the form of a plastic payment card with a magnetic strip and/or integrated microcircuit. The incorporation of the company will be processed with the preparatoin of final agreements, approved by the management bodies of the companies involved and other regulatory authorities, and the formalizatio of registrations and authorizations required by law.

e) On January 3, 2002, Banco Bradesco S.A. and Ford Credit Brasil established a partnership with the objective of expanding the client base and retail share in the Country's vehicle financing market, by Banco BCN S.A., and the acquisition of the totality of the capital stock of Ford Leasing S.A. – Arrendamento Mercantil, by Continental Banco S.A., in addition to the acquisition of credits and other rights of the Loan Portfolio of Banco Ford S.A.'s CDC (Direct Consumer Credit)

f) On January 8, 2002, Banco Bradesco S.A. signed a memorandum of understanding with Deutsche Bank S.A., with the purpose of acquiring Deutsche Bank Investimentos DTVM S.A.

g) On January 13, 2002, Banco Bradesco S.A., informed that it acquired Banco Mercantil de São Paulo S.A., according to the Purchase and Sale Commitment Instrument. The concretization of the operation is subject to the approval of Banco Central do Brasil.

h) On January 24, 2002, Banco Bradesco S.A. acquired Banco do Estado do Amazonas S.A. in a privatization auction held at the Rio de Janeiro Stock Exchange, assuming ownership of 88.683% of the capital of BEA.

Board of Directors

Banco Bradesco S.A.

Chairman
Lázaro de Mello Brandão

Vice-Chairman
Antônio Bornia

Members
Durval Silvério
Edson Borges
Dorival Antônio Bianchi
João Aguiar Alvarez
Denise Aguiar Alvarez Valente

Board of Executive Officers

Executive Officers

President
Márcio Artur Laurelli Cypriano

Executive Vice-President
Ageo Silva
Décio Tenerello
Laércio Albino Cezar
Arnaldo Alves Vieira
Luiz Carlos Trabuco Cappi
Sérgio Socha
Julio de Siqueira Carvalho de Araujo

Managing Directors
Armando Trivelato Filho
Carlos Alberto Rodrigues Guilherme
José Alcides Munhoz
José Guilherme Lembi de Faria
Luiz Pasteur Vasconcellos Machado
Milton Matsumoto
Ozias Costa
Cristiano Queiroz Belfort
Milton Almicar Silva Vargas
Sérgio de Oliveira
Odair Afonso Rebelato
Aurélio Conrado Boni

Department Directors
Adineu Santesso
Airton Celso Exel Andreolli
Alfredo Antônio Lima de Menezes
André Rodrigues Cano
Antônio Carlos Del Cielo
Candido Leonelli
Carlos Laurindo Barbosa
Carlos Roberto Parenti
Denise Pauli Pavarina de Moura
Domingos Figueiredo de Abreu
Douglas Tevis Francisco
Hélio Machado dos Reis
Jair Delgado Scalco
João Batistela Biazon
João Cariello de Moraes Filho
José Carlos Perri
José Luiz Rodrigues Bueno
Karl Heinz Kern
Kazuhiro Yano
Luiz Alves dos Santos
Luiz Fernando Ceruli
Luiz Fernando Peres
Marcos Bader
Mário Luiz Lancellotti
Milton Clemente Juvenal
Nelson Lopes de Oliveira
Osvaldo Corrêa Fonseca
Ricardo Dias
Roberto Elias Abud Squeff
Romulo Nagib Lasmar
Sérgio Alexandre Figueiredo Clemente
Sérgio Sztajn
Toshifumi Murata

Regional Directors
Ademar Monteiro de Moraes
Airton Martello
Alexandre da Silva Glüher
Altair Antônio de Souza
Aurélio Guido Pagani
Claudio Fernando Manzato
Edson Pereira dos Santos
Elias Rodrigues Malheiro
Idevalter Borba
João Ceschi Sobrinho
José Antônio Salmazi
Josué Augusto Pancini
Laércio Carlos de Araújo Filho
Luiz Carlos de Carvalho
Maria Eliza Sganserla
Paulo de Tarso Monzani
Paulo Ricardo da Silva Barra
Raimundo Nonato Ribeiro
Renaud Roberto Teixeira
Roberto José Barbarini
Sebastião Carlos Pereira da Silva
Siladelfo Rodrigues Guerra

Accounting Department
José Roberto Aparecido Nunciaroni
TC-CRC 1SP073877/O-2

Independent auditors' report

To
The Board of Directors and Stockholders
Banco Bradesco S.A.
Osasco - SP

We have examined the balance sheet of Banco Bradesco S.A. and the consolidated balance sheet of Banco Bradesco S.A. and its subsidiaries as of December 31, 2001 and the related statements of income, changes in stockholders' equity and changes in financial position for the year then ended, which are the responsibility of its management. Our responsibility is to express an opinion on these financial statements.

Our examinations were conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Bank and its subsidiaries; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by the Bank and its subsidiaries management, as well as the presentation of the financial statements taken as a whole.

The financial statements for the subsidiaries described in the item 1 in Note 2e of the financial statements, related to the year ended December 31, 2001, were examined by other independent auditors, whose reports have been furnished to us, and our opinion in relation to the amounts related to those subsidiaries is based solely on the reports of the other independent auditors.

In our opinion, based in our examinations and on the reports of the other independent auditors, the aforementioned financial statements present fairly, in all material respects, the financial position of Banco Bradesco S.A. and the consolidated financial position of Banco Bradesco S.A. and its subsidiaries, as of December 31, 2001 and the results of their operations, changes in their stockholders' equity and changes in their financial position for the year then ended, in conformity with accounting practices derived from the Brazilian Corporation Law.

The financial statements of Banco Bradesco S.A. and the consolidated financial statements of Banco Bradesco S.A. and its subsidiaries, related to the year ended December 31, 2000, were examined by other independent auditors who expressed an unqualified opinion on their report, dated of February 2, 2001.

February 1, 2002

KPMG

KPMG Auditores Independentes
CRC 2SP014428/O-6

José Marcelo Bessan
Accountant
CRC 1SP129705/O-0

Alberto Spilborghs Neto
Accountant
CRC 1SP167455/O-0

If you require ayfurther information please contact

The Board of Executive Officers

Luiz Carlos Trabuco Cappi - Executive Vice-Presidente
and Investor Relations Director

Phone: #55 11 3681-4011
FAX: #55 11 3684-4630
E-mail: 4000.trabuco@bradesco.com.br

General Secretaria - Investor Relations

Jean Philippe Leroy - Investor Relations Technical Director

Cidade de Deus - Prédio Novo - 4th andar
CEP 06029-900 - Osasco - SP
Tels.: #55 11 3684-9229 and 3684-9231
FAX: #55 11 3684-4570 and 3684-4630
E-mail: 4260.jean@bradesco.com.br

www.bradesco.com.br

Bradesco

Banco Bradesco S.A. and its subsidiaries

Financial Statements – As of December 31, 2001

PRESS RELEASE

STRATEGIC HIGHLIGHTS OF THE 4TH QUARTER OF 2001

- Trading of Bradesco is ADRs (American Depositary Receipts) on the New York Stock Exchange - NYSE.
- Partnership with Banco do Brasil S.A., Banco ABN AMRO Real S.A. and Visa in the Social Benefits Voucher segments.

NET INCOME AND STOCKHOLDERS' EQUITY

In 2001, Bradesco obtained a net income of R$ 2.170 billion, 62.0% higher than the Recurring net Income for the year 2000, which was R$ 1.339 billion.

Net Income for the 4th quarter was R$ 610 million, surpassing by 17.7% the Net Income verified in the previous quarter.

ROE of 22.2% for the year and 27.4% for the quarter annualized.

ROA of 2.0% for the year and 2.2% for the quarter annualized.

EPS (Earnings per lot of thousand stocks) was R$ 1.51 and the book value per block of thousand stocks was R$ 6.78 represented 9.0% of Consolidated Assets.

Taxes and contributions, including social security, paid and payable to the public coffers, resulting from the main activities, reached in the year the amount of R$ 2.063 billion, representing 95.1% of the net income of 2001.

ASSETS

Consolidated Assets totaled R$ 110.116 billion, with a 16.1% growth in relation to 2000 and 2.5% in relation to September 2001.

Credit Operations, including Advances on Foreign Exchange Contracts and Leasing, totaled R$ 44.444 billion as of December 31, 2001, with a 14.3% growth in relation to December 2000.

Organização Bradesco's real estate properties in use presented a non-recognized excess of R$1.006 billion.

INCOME AND EXPENSE

Gross Income from Financial Intermediation grew 26.8% in relation to the year 2000 and 16.8% when compared to the 3rd quarter.

The Financial Margin grew 29.0% in relation to the year 2000 and 18.9% when compared to the 3rd quarter.

Income from Commissions and Fees grew 14.1% in 2001, resulting basically from the expansion in the client base of 11.1%, contributing mainly to leveraging Checking Account, Credit Card and Collection services.

Income from Insurance Premiums, Private Pension Funds and Special Savings amounted to R$ 8.959 billion, representing an increase of 29.5% in relation to 2000.

Personnel Expenses for the year amounted to R$ 3.389 billion, representing a 9.0% growth in relation to the same period of the previous year, due basically to the increase in wages, resulting from the collective agreement for the category and the acquisition of Banco Boavista in October 2000.

Administrative Expenses for the year totaled R$ 3.436 billion, representing a 15.4% growth, due basically to the expansion of the Service Network, the consolidation of Banco Boavista S.A., and the client base rose.

Operating Income was R$ 2.905 billion, representing a growth of 58.5% in relation to the same period of the previous year and of 43.2% comparing the 4th quarter with the 3rd.

TOTAL RESOURCES UNDER MANAGEMENT

Total Resources Managed by Bradesco totaled R$ 154.727 billion with a 16.1% growth rate in relation to December 2000.

Total deposits at year-end presented a 12.7% growth in relation to December 2000, totaling R$ 41.084 billion.

Borrowings and Onlendings totaled R$ 14.034 billion, representing a growth of 20.3% in relation to 2000.

In December 2001, Bradesco obtained R$ 970 million through Subordinated Debt, R$ 626.4 million of which in local currency and R$ 343.5 million in foreign currency.

Retail Asset Management Funds totaled R$ 41.905 billion at December 31, 2001, with a 10% growth in relation to December 2000.

Institutional Asset Management Funds totaled R$ 17.137 billion, with a 15.0% growth rate in relation to December 2000.

Technical Reserves for Insurance, Private Pension Plans and Special Savings amounted to R$ 13.853 billion, representing a 34% growth in relation to December 2000.

MAIN RATIOS

The Solvency Ratio stood at 15.4% in the Financial Conglomerated and 13.8% with the Total Conglomerated, both over the minimum 11% established by the National Monetary Council and 8% recommended internationally by the Basle Committee.

The operating efficiency ratio as of December 31, 2001 was 54.3%, vis-á-vis 60.5% of the previous year.

In the 4th quarter this ratio was 50.2% and 56.8% in the 3rd.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO BRADESCO S.A.

Date: February 5, 2002.

By: ______________________

Name: Luiz Carlos Trabuco Cappi

Title: Executive Vice-President